VANGOLD

VANGOLD RESOURCES LT[redacted] TSX-V-VAN

08002075

April 17, 2008

VIA COURIER

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
450 Fifth Street N.W.
Mail Stop 3-2
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Vangold Resources Ltd. (formerly Paccom Ventures Inc.)
Reactivation of Submission Under Rule 12g3-2(b)
 # 82-2891

In accordance with Rule 12g3-2(b), we have enclosed the following information for Vangold Resources Ltd.:

(a) documentation required to be made public pursuant to the laws of British Columbia;

(b) documentation filed or required to be filed with the TSX Venture Exchange ("TSX-V") and

(c) documentation distributed or required to be distributed by Vangold to its shareholders.

Copies of the following documents are attached hereto in accordance with the following table:

A. Documents made public pursuant to the ***Business Corporations Act*** and filed with the Registrar of Companies, 940 Blanshard Street, Victoria, BC, V8W 3E6

1. Notice of Change of Directors

Suite 1730, 650 West Georgia Street, P.O. Box 11622, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

B. Annual and Extraordinary Shareholder Meetings

1. Notice, Information Circular, Proxy and President's Report for Annual and Special General Meeting held 2006 & 2007

C. Financial Statements

3. Financial Statements for the years ended December 31, 2004/2005; 2005/2006;
4. Interim Financial Statements for the three months ended March 31, 2006/2005;
5. Interim Financial Statements for the six months ended June 30, 2006/2005;
2. Interim Financial Statements for nine months ended September 30, 2006/2005.

D. News Releases

All news releases of the Company are included from March 6, 2006 to the date of this submission.

E. Other Information

1. CUSIP No. 92202C 10 6

3. The Company's shares trade on the TSX Venture Exchange and the OTCBB.

4. The Company's trading symbol is V-VAN.

If you have any questions or concerns please do not hesitate to contact the undersigned.

Yours truly,

VANGOLD RESOURCES LTD.

Per:

ANDRIA PREISS
Office Administrator

Enclosures

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **August 13, 2007 12:13 PM Pacific Time**

Incorporation Number:
BC0178889

Name of Company:
VANGOLD RESOURCES LTD.

RE **Date of Change of Directors**

June 8, 2007

Director(s) who have ceased to be Directors

Last Name, First Name, Middle Name:
GOLDSMITH, LOCKE

Mailing Address:
301 1855 BALSAM STREET
VANCOUVER BC V6K3M3

Delivery Address:
301 1855 BALSAM STREET
VANCOUVER BC V6K3M3

Director(s) as at June 8, 2007

Last Name, First Name, Middle Name:
BRYNELSEN, DAL

Mailing Address:
5865 MARINE DR
WEST VANCOUVER, B.C. V7W2S1

Delivery Address:
5865 MARINE DR
WEST VANCOUVER, B.C. V7W2S1

Last Name, First Name, Middle Name:
FOWLDS, HENRY M

Mailing Address:
10871 SUNSHINE COAST HWY
HALF MOON BAY BC V0N 1Y2
CANADA

Delivery Address:
10871 SUNSHINE COAST HWY
HALF MOON BAY BC V0N 1Y2
CANADA

Last Name, First Name, Middle Name:
MACKEY, JOHN MICHAEL

Mailing Address:
2084 WESTERN PARKWAY STREET
VANCOUVER BC V6T 1V5
CANADA

Delivery Address:
2084 WESTERN PARKWAY STREET
VANCOUVER BC V6T 1V5
CANADA

Last Name, First Name, Middle Name:
MUZYLOWSKI, MIKE

Mailing Address:
7225 HUDSON STREET
VANCOUVER BC V6P4K9

Delivery Address:
7225 HUDSON STREET
VANCOUVER BC V6P4K9

Last Name, First Name, Middle Name:
Mills, Timothy P.

Mailing Address:
SUITE 1730 - 650 WEST GEORGIA STREET
VANCOUVER BC V6B 4N9
CANADA

Delivery Address:
SUITE 1730 - 650 WEST GEORGIA STREET
VANCOUVER BC V6B 4N9
CANADA

VANGOLD RESOURCES LTD.
PO Box 11622, 1730 – 650 West Georgia Street, Vancouver, British Columbia, V6B 4N9

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting ("Meeting") of the Shareholders of Vangold Resources Ltd. ("Company") will be held at the office of Computershare Investor Services Inc., 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, on Wednesday, June 7th, 2006, at 11:00 a.m. (Vancouver time), for the following purposes:

1. To receive and consider the Report of the Directors containing the consolidated financial statements of the Company for the year ended December 31, 2005, together with the Report of the Auditors thereon, copies of which accompany this Notice;

2. To elect Directors of the Company for the forthcoming year;

3. To set the number of Directors of the Company at five.

4. To appoint the Auditors of the Company for the forthcoming year and to authorize the directors to fix the Auditors' remuneration;

5. To consider and if deemed advisable, approve the actions, deeds and conduct of the Directors of the Company, on behalf of the Company, since the date of the last annual and special meeting of the Company;

6. To consider, and, if deemed advisable, approve, by way of disinterested shareholder approval, a resolution allowing the Directors to amend the Stock Option Plan;

7. To consider, and if deemed advisable, approve by way of disinterested shareholder approval, a resolution approving the granting of incentive stock options to such Directors, Officers, employees and consultants of the Company since the last annual general meeting of the shareholders of the Company, at such prices and in such amounts as determined by the Directors of the Company, in their sole and absolute discretion, and to approve the exercise of any outstanding incentive stock options, and to approve any amendment or amendments to any stock option agreements including repricing of certain stock options; and

8. To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular accompanying and forming part of this Notice.

Only Shareholders of record at the close of business on May 3, 2006 are entitled to receive notice of the Meeting and, except as noted in the attached Information Circular, to vote at the Meeting.

To assure your representation at the Meeting, please complete, sign, date and return the enclosed proxy, whether or not you plan to personally attend. Sending your proxy will not prevent you from voting in person at the Meeting. The completed proxy must be delivered to the Company:

(a) by delivering the proxy to the Company's transfer agent, Computershare Investor Services at its office at 510 Burrard Street, Vancouver, BC V6C 3B9, for receipt not later than Monday, June 5th, 2006, at 11:00 a.m. (Vancouver time); or
(b) by fax to the Vancouver office of Computershare Trust Company, Attention: Proxy Tabulation at (604) 683-3694. not later than Monday, June 5th , 2006, at 11:00 a.m. (Vancouver time).

Non-registered Shareholders whose shares are registered in the name of an intermediary should carefully follow voting instructions provided by the intermediary.

DATED at Vancouver, British Columbia, this 5th day of May, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

"Dal S. Brynelsen"

Dal S. Brynelsen, President and Chief Executive Officer

Notice of
Annual and Special
General Meeting
of Shareholders
&
Information Circular

VANGOLD

TO BE HELD JUNE 7, 2006

VANGOLD RESOURCES LTD.
PO Box 11622
Suite 1730 – 650 West Georgia
Vancouver, British Columbia
V6B 4N9
Tel: 604-684-1974
Fax: 604-685-5970

www.vangold.ca

INFORMATION CIRCULAR
Dated: May 5, 2006

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by management of Vangold Resources Ltd. (the "Company") for use at the Annual General Meeting of the shareholders (the "Shareholders") of the Company to be held on Wednesday, June 7, 2006 (the "Meeting") at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and any adjournment thereof. The solicitation will be primarily by mail, however, proxies may be solicited personally or by telephone by the regular officers and employees of the Company. The cost of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy are Directors of the Company. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. A PROXY WILL NOT BE VALID UNLESS IT IS DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, PROXY DEPARTMENT, 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO M5J 2Y1, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING. A Proxy may be delivered to the Transfer Agent by fax or other means as set out in the accompanying Form of Proxy. Refer to the notes thereto for instructions.

The instrument of proxy must be signed by the Shareholder or by his attorney in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

A Shareholder who has given a proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his attorney authorized in writing, or, if the Shareholder is a corporation, it must either be under its common seal, or signed by a duly authorized officer and deposited at the office of the Company at Suite 1730 - 650 West Georgia Street, Vancouver, British Columbia, V6B 4N9, or with the Company's registrar and transfer agent, Computershare Trust Company, at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

General

On any poll, the persons named in the enclosed instrument of proxy will vote the shares in respect of which they are appointed. Where directions are given by the Shareholder in respect of voting for or against any resolution, the proxyholder will do so in accordance with such direction.

IN THE ABSENCE OF ANY INSTRUCTION IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THIS INFORMATION CIRCULAR. The instrument of proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this information circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the management should properly come before the Meeting, the proxies hereby solicited will be voted on such matters in accordance with the best judgment of the nominee.

In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an "Ordinary Resolution") unless the motion requires a Special Resolution, in which case a majority of not less than two-thirds of the votes cast will be required. In the event a motion proposed at the Meeting requires disinterested Shareholder approval, common shares held by Shareholders of the Company who are also "insiders", as such term is defined under applicable securities laws, will be excluded from the count of votes cast on such motion.

Advice to Registered Shareholders

If you are a registered shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you submit a proxy, you must complete, date and sign the Proxy, and then return it to the Company's transfer agent, Computershare Trust Company of Canada by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold common shares in their own name. Shareholders who do not hold their common shares in their own name (referred to in this information circular as "**Beneficial Shareholders**") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those common shares will not be registered in the Shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such common shares are registered under the name CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). The common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.**

Applicable regulatory rules require intermediaries/brokers to seek voting instructions form Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be presented at the Meeting. **A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote Common shares directly at the Meeting. The proxy must be returned to ADP well in advance of the Meeting in order to have the Common shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for purposes of voting common shares registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as a proxyholder for the registered Shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend the meeting and indirectly vote their common shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Company has fixed May 3, 2006 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy

in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As of May 3, 2006 there were 68,629,806 shares without par value issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Shares.

Principal Holders of Voting Shares

In December of 2005, RAB Special Situations (Master) Fund Limited ("Special Situations") filed an Alternative Monthly Report under Part 4 of National Instrument 62-103 which stated that as of November 30, 2005, Special Situations held 8,200,000 common shares of the Company and 7,700,000 warrants of the Company (collectively the "Securities"). The Securities represented approximately 23.35% of the issued and outstanding Shares of the Company on partially diluted basis (assuming exercise in full of all convertible securities of the Company held by Special Situations.

In September of 2005, Firebird Global Master Fund Ltd. ("Firebird") filed an Alternative Monthly Report under Part 4 of National Instrument 62-103 which stated that as of August 31, 2005, Firebird held 5,500,000 common shares of the Company and 4,500,000 warrants to acquire the same number of common shares in the capital of the Company. Firebird reported that the 5,500,000 commons shares represented approximately 12.23% of the outstanding shares of the Company. In addition, assuming the exercise by Firebird of the above-mentioned warrants to acquire additional common shares of the Company, Firebird's total security holding in the share capital of the Company would be 10,000,000 common shares representing approximately 20.22% of the outstanding shares of the Company, including the shares deemed to be acquired pursuant to the exercise of warrants.

To the knowledge of the directors and executive officers of the Company, no other persons beneficially owned, directly or indirectly, or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company as of May 3, 2006.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2005, (the "Financial Statements"), together with the Auditor's Report thereon, will be presented to Shareholders at the Meeting. The Company's Financial Statements, together with the Auditor's Report thereon, and the related management discussion and analysis are being mailed to Shareholders of record with this information circular. Copies of the Financial Statements, management discussion, notice of meeting, information circular and proxy will be available from the Company's registrar and transfer agent, Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, or from the Company's office, at the address on the front page of this package.

FIXING THE NUMBER OF DIRECTORS AND ELECTION OF DIRECTORS

The number for which positions exist on the Company's Board has been fixed at the previous Annual General Meeting at 5 (five).

Although management is nominating 5 (five) individuals to stand for election, the names of further nominees for directors may come from the floor at the Meeting.

Each director of the Company is elected annually and holds office until the next annual general meeting of Shareholders, until his successor is duly elected, or until his resignation as a director.

In the absence of instructions to the contrary, the shares represented by proxy will be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a director.

INFORMATION CONCERNING NOMINEES SUBMITTED BY MANAGEMENT

The following table sets out the names of the persons proposed to be nominated by management for election as a director, the province or state and country in which each person is ordinarily resident, the positions and offices which each presently holds with the Company, the period of time for which each person has been a director of the

Company, the respective principal occupations or employment during the past five years if such nominee is not presently an elected director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this information circular.

Name of Nominee; Current Position with the Company	Occupation, Business or Employment[1]	Date First Became a Director	No. of Shares Beneficially Owned Directly or Indirectly
DAL BRYNELSEN Sechelt, BC President, Chief Executive Officer and Director	Mining Executive, corporate finance and investment banking executive; director and officer of several public companies	Nov. 6, 1990	1,537,929
LOCKE GOLDSMITH Vancouver, BC Vice President Exploration, NA and Director	Consulting Geologist	Dec. 11, 2000	757,502
MIKE MUZYLOWSKI Vancouver, BC Director	Mining Executive and Geologist	June 21, 1994	450,000
H. MARTYN FOWLDS Halfmoon Bay, BC Treasurer & CFO and Director	Financial Management Consultant	April 19, 2002	457,000
J. MICHAEL MACKEY Vancouver, BC Director	Business/financial and management consultant	June 20, 2002	233,333

Notes:

(1) The information as to principal occupation, business or employment and Shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2) Based on information that was obtained from insider reports available at www.sedi.com and from the nominees themselves.

Dal Brynelsen – *President, Chief Executive Officer, Audit Committee*
With over 30 years of experience in the mining industry, Dal has been the President of Vangold for the past 13 years. Dal was also the Western Manager of Corporate Finance for a national brokerage firm for four years during the recent downturn in mining and mineral exploration. He has discovered, financed and brought to production two gold mines in Canada. Dal was instrumental in the restructuring of Vangold. He is a founding Director of Griffin Mining Ltd. a company listed on the AIM Exchange in London. Griffin is the first western company to build a mine in China in last 100 years. He is also a Director of International Silver Ridge Resources Inc. (TSXV-ISG.H) which is currently under a cease trade order for more than 30 days issued by the British Columbia and Alberta Securities Commissions for failure to file financial statements.

Mike Muzylowski – *Chair of Audit Committee*
Mike is a geologist with a number of successful discoveries that highlight over 40 years of senior exploration and mining experience. He joined Hudson Bay Exploration and Development Co. Ltd. in 1955 and held various positions including Chief Geophysicist, Senior Project Geologist and became Assistant Superintendent of Exploration and Development. He was then a senior executive for Granges Exploration and became President and CEO of that company in 1984 taking revenues from $4 million to $65 million per year. He was also Chairman and CEO of Hycroft Resources where he was responsible for increasing production to over 100,000 ounces of gold per year. In 1988, Mike was voted Mine Developer of the Year by the PDAC. He has held several directorships including Tan Range Exploration and Winspear Resources Ltd. Today he is President and CEO of Callinan Mines Limited and has been an active member of Vangold's Board for the past ten years.

Locke Goldsmith, *M.Sc., P. Eng., P.Geo. – Vice President Exploration North America*
Locke has been an active member of the board of directors of Vangold Resources for five years. As VP Exploration

he leads Vangold's geological team. Locke's professional career started in 1958 as Assistant Geologist for Campbell Red Lake Mines, and Assistant Mine Engineer and/or Geologist for Glen Lake Silver Mines, Agnico Silver Mines, Copper Range Co. and Algoma Steel Corporation. He was Chief Geologist and Exploration Manager for Pan Nevada Inc. and Chief Geologist and Exploration Manager for Horizon Explorations Ltd. (Australia). Mr. Goldsmith is the founder and President of Arctex Engineering Services.

H. Martyn Fowlds – *Treasurer and CFO*
Martyn is a veteran of the Canadian financial community with 37 years of experience as a senior investment consultant in the brokerage business. He has focused his career on raising early stage capital for mining and exploration projects worldwide. His experience in financing is an important component of Vangold's Board.

J. Michael Mackey, *Audit Committee*
Mike is the Managing Director of a private investment and consulting firm. He has a graduate degree in Law from the University of British Columbia. Mike practiced securities law for over 25 years providing legal advice to both private and public companies in North America and Europe. He has acted as an expert witness for the US Department of Justice on securities related matters. Mike has served as a senior officer and director of numerous companies, including resource and technology companies. Over the years Mike has facilitated financing for public companies raising millions of dollars in Canada and the US.

Additional Information

All of the proposed directors are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the directors of the Company are required to elect from their number an Audit Committee. Currently Dal Brynelsen, Mike Muzylowski and J. Michael Mackey are the 3 directors elected by the Board of Directors of the Company to the Audit Committee.

Other than as described below, no proposed director:

(a) is, as at the date of this Information Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

    (i) was subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, except that Dal Brynelsen is a director of International Silver Ridge Resources Inc. which has been subject to a cease trade order issued by the British Columbia and Alberta Securities Commissions for failure to file financial statements for a period of more than 30 consecutive days;

    (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

    (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or has a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

The mandate of the Board is to act in the best interests of the Company and to supervise management. The Board acts in accordance with all applicable legislation and regulatory requirements and its own corporate charter documents and policies. In addition to those matters that by law must be approved by the Board of Directors, management seeks approval of the Board for any acquisition, disposition or venture that could be considered material in view of the Company's circumstances.

The Chief Executive Officer, with the active involvement of the Board, is responsible for ensuring that there are recommendations for strategic directions for the Company.

The Board is responsible for identifying the principal risks of the Company and ensuring that risk management systems are implemented. The principal risks of the Company are those related to the nature of mineral exploration itself, the uncertainties associated with doing business in foreign countries, and foreign currencies. A fundamental objective of the Board of Directors is the minimization of risk to the Company and its financial resources. This has been achieved primarily through joint ventures with an established, well-financed mining and exploration company that shares a significant portion of the financial risk of exploring and, if warranted, developing the Company's mineral properties through to commercial production.

The Board is responsible for choosing the President and CEO, appointing senior management and for monitoring their performance. As the replacement of members of the Company's management occurs infrequently, and because of the small size of the Company, the Board is able to closely monitor the selection, training and mentoring of new management members.

The Board ensures that the Company has in place a communications policy to ensure a continued strong link between the Board, senior management and shareholders. The Company communicates with its shareholders through a number of channels including its website. The communications policy, which also addresses electronic communications, requires management to comply with all statutory and regulatory obligations relating to communications with shareholders in particular and the public in general. The Company distributes written reports to shareholders every quarter, and addresses inquiries from shareholders in a timely manner.

AUDIT COMMITTEE

As at the date hereof, the members of the audit committee are Dal Brynelsen, J. Michael Mackey and Mike Muzylowski. The Audit Committee Charter is attached hereto as Schedule "A". The Audit Committee acts on behalf of the Board in monitoring the integrity of internal controls and monitoring the business conduct of the Company. The committee reviews matters on a quarterly basis, with management and with the external auditors, relating to the financial position of the Company in order to provide reasonable assurances that the Company is in compliance with applicable laws and regulations, is conducting its affairs ethically and that effective internal controls and information systems are maintained.

Composition of the Audit Committee

The members of the audit committee are Dal Brynelsen, Mike Muzylowski and J. Michael Mackey. A member of the audit committee is considered *financially literate* if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company. All members are considered to be financially literate.

A member of the audit committee is *independent* if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company's board of the directors, reasonably interfere with the exercise of a member's independent judgment. In the board's view, Mr. Mackey and Mr. Muzylowski are independent.

Reliance on Certain Exemptions

The Company's auditors have not provided any material non-audited services.

Pre-Approval Policies and Procedures

The audit committee may satisfy the requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

(a) the pre-approval policies and procedures are detailed as to the particular service;

(b) the audit committee is informed of each non-audit service; and

(c) the procedures do not include delegation of the audit committee's responsibilities to management.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by Lancaster & David to the Company to ensure auditor independence. Fees incurred with Lancaster & David for audit and non-audit services in the last two fiscal years for audit fees are outlined the following table.

Nature of Services	Fees Paid to Auditor in Year Ended December 31, 2004	Fees Paid to Auditor to Year Ended December 31, 2005
Audit Fees(1)	$ 9,500	$ 19,000
Audit-Related Fees (2)	$ Nil	$ Nil
Tax Fees (3)	$ 1,500	$ Nil
All other Fees (4)	$ Nil	$ Nil
Total	$ 11,000	$ 19,000

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultants on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees' include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultation on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Lancaster & David, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of the Shareholders of the Company at a remuneration to be fixed by the Board of Directors. Lancaster & David were first appointed auditors on June 26, 2000.

EXECUTIVE COMPENSATION

For purposes of this Information Circular and this discussion of executive compensation, the following terms have the meanings set out beside them:

"Chief Executive Officer" or **"CEO"** of the Company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

"Chief Financial Officer" or **"CFO"** of the Company means an individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

"executive officer" of the Company for the financial year, means an individual who at any time during the year was:

(a) a chair of the Company;

(b) a vice-chair of the Company;

(c) the president of the Company;

(d) a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production; or

(e) an officer of the Company or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company.

"Named Executive Officers" or **"NEOs"** means:

(a) each CEO;

(b) each CFO;

(c) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year, and whose total salary and bonus exceeds $150,000; and

(d) any additional individuals for whom disclosure would have been provided under (c) above, but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year-end.

"Long Term Incentive Plan" or **"LTIP"** means any plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale.

"Stock Appreciation Right" or **"SAR"** means a right, granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly trading securities.

Summary of Executive Compensation

In accordance with the provisions of applicable securities legislation, the Company had two (2) "Named Executive Officers" during the financial year ended December 31, 2005. Mr. Dal Brynelsen who has served as the Chief Executive Officer for more than the preceding three years and Mr. H. Martyn Fowlds was appointed as Chief Financial Officer during 2004. The table below sets forth the details of compensation paid by the Company to Messrs. Brynelsen and Fowlds for their services as Named Executive Officers during each of the last three fiscal years.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
NAMED EXECUTIVE OFFICERS Name and Principal Position	Fiscal Year Ending	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Granted Under Options/ SARs Granted #	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensa-tion ($)
Dal Brynelsen President and CEO	2005	140,000	25,000	Nil	1,500,000*	Nil	Nil	Nil
	2004	120,000	25,000	Nil	800,000	Nil	Nil	Nil
	2003	72,500	25,000	Nil	300,000	Nil	Nil	Nil
H. Martyn Fowlds Treasurer and CFO	2005	36,000	10,000	Nil	300,000*	Nil	Nil	Nil
	2004	36,000	12,400	Nil	200,000*	Nil	Nil	Nil

- **Note: Of these options, 800,000 to Mr. Brynelsen and 200,000 to Mr. Fowlds were originally issued in 2004. They are reported here due to a repricing that occurred in June of 2005.**

Long-Term Incentive Plan Awards

The Company does not have a long-term incentive plan for its Directors or officers and, accordingly, no LTIP awards were made to either of Dal Brynelsen or H. Martyn Fowlds in the most recently completed financial year.

Options and SARS

The following options and SARs were granted to the Named Executive Officers during the financial year ended December 31, 2005:

Options/SAR Grants During the Most Recently Completed Financial Year

NAME OF EXECUTIVE OFFICERS	Securities Under Options/Sars Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Dal Brynelsen, President and CEO	1,500,000	29.5%	$0.30	$0.29	June 8, 2010
H. Martyn Fowlds, Treasurer and CFO	300,000	5.9%	$0.30	$0.30	Sept. 9, 2010

No share options were exercised by the Named Executive Officers during the financial year ended December 31, 2005. The value of the unexercised in-the-money outstanding options held by Dal S. Brynelsen at the financial year ended December 31, 2005 is $106,166. The value of unexercised in-the-money outstanding options held by Martyn Fowlds is $30,666.

Termination of Employment, Change in Responsibilities and Employment Contracts

As at December 31, 2005, the Company has entered into an employment contract with a certain Named Executive Officer or a company controlled by such Named Executive Officer and the compensation paid pursuant to that

contract is disclosed under the section titled 'Statement of Executive Compensation – Summary Compensation Table".

No pension or retirement benefits plans have been instituted by the Company and none are proposed at this time.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors, or for services as experts or consultants, during the Company's financial year ended December 31, 2005, except as set out below herein under the heading "Interest of Informed Persons in Material Transactions - Other informed party transaction". The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

Composition of the Compensation Committee and Report on Executive Compensation

The Board of Directors has established a Compensation Committee consisting of two independent directors of the Company: Mike Muzylowski and J. Michael Mackey.

Equity Participation

The Company believes that encouraging its executive officers and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company's stock option plan. Stock options are granted to executive officers taking into account a number of factors, including the amount and terms of options previously granted, base compensation and performance bonuses and competitive factors. In 2005, the Board granted to all optionees options to purchase a total of 1,950,000 shares, which represented 3.36% of the outstanding shares of the Company at year end. A further 3,130,540 shares were re-priced to $0.30 in 2005, which represented 5.54% of the outstanding shares of the Company at year end..

Performance Bonuses

Performance bonuses awarded for 2005 were based primarily on assessing three elements: (1) share performance at year end; (2) Company performance, and (3) the individual executive officer's performance.

The Company has a formalized stock option plan for the granting of incentive stock options to the officers, directors and employees of the Company. The purpose of granting options pursuant to the stock option plan is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

The following Options/SARs were granted to non-executive Directors as a group during the most recently completed financial year.

OPTIONS/SARS GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name of Director	Securities Under Options Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Non-executive Directors as a Group	1,000,000*	19.68%	$0.30	$0.29	June 8, 2010
	200,000	3.93%	$0.30	$0.295	Sept. 9, 2010

- **These options were originally issued in 2004. They are reported here due to a repricing that occurred in June of 2005.**

No options or SARs were exercised by non-executive directors during the fiscal year ended December 31, 2005 and the value of the in-the-money options held by non-executive directors as a group at December 31, 2005 was.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this information circular, none of the Company's executive officers, directors, employees or former executive officers, directors and employees of the Company or any of its subsidiaries were indebted to the Company or any of its subsidiaries and none of them were indebted to any other entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries. "Support agreement" includes, but is not limited to, an agreement to provide assistance in the maintenance or servicing of any indebtedness and an agreement to provide compensation for the purpose of maintaining or servicing any indebtedness of the borrower.

At no time during the year ended December 31, 2005, was any director or executive officer of the Company, or proposed nominee for election as a director of the Company, or any associate of any such director, executive officer or proposed nominee, indebted to the Company or any of its subsidiaries, indebted to another entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Management functions of the Company are not, to any substantial degree, performed by a person or persons other than the directors or senior officers of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since January 1, 2005, being the commencement of the Company's most recently completed financial year, none of the following persons, except as set out herein and below, has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company:

(a) any person who has been a director, senior officer or insider of the Company since January 1, 2005;

(b) any proposed nominee for election as a director of the Company; and

(c) any associate or affiliate of any of the foregoing persons.

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolutions concerning the ratification of acts of Directors, approval of the stock option plan and the amendment to existing options. Otherwise, none of the directors or senior officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transactions not otherwise disclosed herein which, in either case, has or will materially affect the Company, except as disclosed herein.

Exercise of Outstanding Share Purchase Warrants

Other informed party transactions

During the financial year ended December 31, 2005, the Company entered into certain transactions with certain directors of the Company, as follows:

1. $165,000 in management and other consulting services was paid or accrued and $11,943 in automobile, travel

and promotion expenses incurred on behalf of the Company was reimbursed or accrued for reimbursement to Dal S. Brynelsen, President, CEO and a director of the Company.

2. *$36,000, in management and financial consulting services was paid or accrued to Del Mar Management Ltd, a private British Columbia company, and $1,516 in travel and promotional expenses incurred on behalf of the Company was reimbursed or accrued for reimbursement to Del Mar Management Ltd. A bonus of $10,000 was paid to H. Martyn Fowlds.*

3. *$40,000 in oil and gas consulting services was paid or accrued to 1313 Investments Inc., a private British Columbia company, and $3,657 in travel and promotional expenses incurred on behalf of the Company was reimbursed or accrued for reimbursement to 1313 Investments Inc.;*

4. *$10,000 in geological consulting services was paid or accrued to Mike Muzylowski, a director of the Company; and*

5. *$6,000 in geological consulting services was paid or accrued to Locke Goldsmith, Vice President, Exploration and a director of the Company.*

PARTICULARS OF MATTERS TO BE ACTED UPON

Amendment to Stock Option Plan

Management is seeking disinterested shareholder approval for an amendment to the Company's Stock Option Plan (the "Plan") the approval of which was obtained at the Company's 2003 Annual Meeting. The Plan was then amended, by way of majority vote of the disinterested shareholders, at the 2005 Annual Meeting, to increase the maximum number of shares reserved under the Plan from 5,000,000 to 7,000,000. The status of these shares allotted for issuance pursuant to the Plan are set out in the following table.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets out particulars of the compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2005:

Plan Category	A Number of securities to be issued upon exercise of outstanding options. warrants and rights	B Weighted-average exercise price of outstanding options, warrants and rights	C Number of securities issued on exercise of options since inception of the Plan	D Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by securityholders	5,850,000	$0.28	210,883	1,250,000
Equity compensation plans not approved by securityholders	N/A	N/A	N/A	N/A
Total	5,850,000	$0.28	210,883	1,250,000

The TSX Venture Exchange (the "Exchange") has requirements relating to stock option plans, including the requirement whereby a fixed plan must have a specified maximum number of shares, authorized by shareholders, issueable pursuant to the plan which cannot exceed 20% of the issued and outstanding shares of the Company at the time of reservation. As the Company's fixed Plan could result in more than 10% of the issued shares at any time

being reserved or allotted for stock option grants, the policies of the Exchange require that any option grants made under the Plan be subject to vesting provisions. Pursuant to the Company's Plan, any options granted there under vest evenly over a period of 18 months with one-sixth vesting (becoming exercisable by the optionee) every three months. In addition to the vesting provisions, the Exchange requires any shares issued on the exercise of options to be restricted from trading for a period of four months from the date of grant of the option. No financial assistance will be provided by the Company to facilitate the purchase of shares pursuant to options granted under the Plan.

As can be seen from the above table, only 1,250,000 shares remain available for option grants under the Company's Plan as currently constituted. Management of the Company believes that this does not allow sufficient ability to grant incentive options as may be required from time to time during the year. To this end, the Board of Directors has proposed an increase in the number of shares reserved for issuance pursuant to the Plan from 7,000,000 to 10,000,000 common shares providing an additional 3,000,000 shares for administration under the Plan. The Company has not yet applied for the approval to the adding of the additional shares to the Plan from the Exchange. Such approval is subject to the approval of the shareholders at this Meeting to the increase in the Plan. If the addition of the 3,000,000 shares to the Plan is approved by shareholders, the maximum number of shares issueable under the Plan since its inception will be 10,000,000 which will represent less than 14.5% of the 68,629,806 issued and outstanding shares of the Company. Management of the Company recommends that the Shareholders approve the addition of 3,000,000 shares to the Plan.

Accordingly, at the Meeting, Shareholders will be asked to consider, and if deemed advisable, approve, by way of the majority vote of the disinterested Shareholders, with or without variation, the following resolution:

> ***"RESOLVED that 3,000,000 common shares of the Company be and are hereby allotted and reserved for issuance pursuant to the Company's Stock Option Plan increasing the total number of shares authorized for administration under the Plan, since inception, to 10,000,000 common shares."***

OTHER MATTERS

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Financial information relating to the Company is provided in the Company's comparative financial statements and MD&A for the financial year ended December 31, 2005. Shareholders may contact the Company to request copies of financial statements and MD&A at its office at, 1730 -650 West Georgia Street, Vancouver, British Columbia, V6B 4N9.

APPROVAL OF THE DIRECTORS

The directors of the Company have approved the content and the sending of this information circular.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The contents and the sending of the Management Information Circular have been approved by the Board of Directors.

Dated at Vancouver, B.C. this 5th day of May, 2006.

VANGOLD RESORCES LTD.

"Dal S. Brynelsen"
Dal S. Brynelsen
President and Chief Executive Office

Schedule "A"

VANGOLD RESOURCES LTD.
(the "Company")

AUDIT COMMITTEE CHARTER

1. Mandate

The audit committee will assist the board of directors (the "Board") in fulfilling its financial oversight responsibilities. The audit committee will review and consider in consultation with the auditors the financial reporting process, the system of internal control and the audit process. In performing its duties, the committee will maintain effective working relationships with the Board, management, and the external auditors. To effectively perform his or her role, each committee member must obtain an understanding of the principal responsibilities of committee membership as well as the Company's business, operations and risks.

2. Composition

The Board will appoint from among their membership an audit committee after each annual general meeting of the shareholders of the Company. The audit committee will consist of a minimum of three directors.

2.1 Independence

A majority of the members of the audit committee must not be officers, employees or control persons of the Company.

2.2 Expertise of Committee Members

Each member of the audit committee must be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the committee. At least one member of the committee must have accounting or related financial management expertise. The Board shall interpret the qualifications of financial literacy and financial management expertise in its business judgment and shall conclude whether a director meets these qualifications.

3. Meetings

The audit committee shall meet in accordance with a schedule established each year by the Board, and at other times that the audit committee may determine. The audit committee shall meet at least annually with the Company's Chief Financial Officer and external auditors in separate executive sessions.

4. Roles and Responsibilities

The audit committee shall fulfill the following roles and discharge the following responsibilities:

4.1 External Audit

The audit committee shall be directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor's report, including the resolution of disagreements between management and external auditors regarding financial reporting and audit scope or procedures. In carrying out this duty, the audit committee shall:

(a) recommend to the Board the external auditor to be nominated by the shareholders for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services of the Company;

(b) review (by discussion and enquiry) the external auditors' proposed audit scope and approach;

(c) review the performance of the external auditors and recommend to the Board the appointment or discharge of the external auditors;

(d) review and recommend to the Board the compensation to be paid to the external auditors; and

(e) review and confirm the independence of the external auditors by reviewing the non-audit services provided and the external auditors' assertion of their independence in accordance with professional standards.

4.2 Internal Control

The audit committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitment and liabilities of the Company. In carrying out this duty the audit committee shall:

(a) evaluate the adequacy and effectiveness of management's system of internal controls over the accounting and financial reporting system within the Company; and

(b) ensure that the external auditors discuss with the audit committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

4.3 Financial Reporting

The audit committee shall review the financial statements and financial information prior to its release to the public. In carrying out this duty, the audit committee shall:

General

(a) review significant accounting and financial reporting issues, especially complex, unusual and related party transactions; and

(b) review and ensure that the accounting principles selected by management in preparing financial statements are appropriate.

Annual Financial Statements

(c) review the draft annual financial statements and provide a recommendation to the Board with respect to the approval of the financial statements;

(d) meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered; and

(e) review management's discussion & analysis respecting the annual reporting period prior to its release to the public.

Interim Financial Statements

(f) review and approve the interim financial statements prior to their release to the public; and

(g) review management's discussion & analysis respecting the interim reporting period prior to its release to the public.

Release of Financial Information

(h) where reasonably possible, review and approve all public disclosure, including news releases, containing financial information, prior to its release to the public.

4.4 Non-Audit Services

All non-audit services (being services other than services rendered for the audit review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to the Company or any subsidiary of the Company shall be subject to the prior approval of the audit committee.

Delegation of Authority

(a) The audit committee may delegate to one or more independent members of the audit committee the authority to approve non-audit services, provided any non-audit services approved in this manner must be presented to the audit committee at its next scheduled meeting.

De-Minimis Non-Audit Services

(b) The audit committee may satisfy the requirement for the pre-approval of non-audit services if:

(d) the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Company and its subsidiaries to the external auditor during the fiscal year in which the services are provided; or

(e) the services are brought to the attention of the audit committee and proved, prior to the completion of the audit, by the audit committee and approved, prior to the completion of the audit, by the audit committee or by one of more of its members to whom authority to grant such approvals has been delegated.

Pre-Approval Policies and Procedures

(c) The audit committee may also satisfy the requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

(f) the pre-approval policies and procedures are detailed as to the particular service;

(g) the audit committee is informed of each non-audit service; and

(h) the procedures do not include delegation of the audit committee's responsibilities to management.

4.5 Other Responsibilities

The audit committee shall;

(a) establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;

(b) establish procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(c) ensure that significant findings and recommendations made by management and external auditor are received and discussed on a timely basis;

(d) review the policies and procedures in effect for considering officers' expenses and perquisites;

(e) perform other oversight functions as requested by the Board; and

(f) review and update this Charter and receive approval of changes to this Charter from the Board.

4.6 Reporting Responsibilities

The audit committee shall regularly update the Board about committee activities and make appropriate recommendations.

5. Resources and Authority of the Audit Committee

The audit committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to:

(a) engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b) set and pay the compensation for any advisors employed by the audit committee; and

(c) communicate directly with the internal and external auditors.

6. Guidance – Roles & Responsibilities

The following guidance is intended to provide the Audit Committee members with additional guidance on fulfillment of their roles and responsibilities on the committee:

6.1 *Internal Control*

(a) evaluate whether management is setting the goal of high standards by communicating the importance of internal control and ensuring that all individuals possess an understanding of their roles and responsibilities;

(b) focus on the extent to which external auditors review computer systems and applications, the securities of such systems and application, and the contingency plan for processing financial information in the event of an IT systems breakdown; and

(c) gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

6.2 *Financial Reporting*

General

(a) review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understanding their impact on the financial statements; and

(b) ask management and the external auditors about significant risks and exposures and the plans to minimize such risks; and

(c) understand industry best practices and the Company's adoption of them.

Annual Financial Statements

(d) review the annual financial statements and determine whether they are complete and consistent with the information known to committee members, and assess whether the financial statements reflect appropriate accounting principles in light of the jurisdictions in which the Company reports or trades it shares;

(e) pay attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures;

(f) focus on judgmental areas such as those involving valuation of assets and liabilities, including, for example, the accounting for and disclosure of loan losses, warranty, professional liability; litigation reserves; and other commitment and contingencies;

(g) consider management's handling of proposed audit adjustments identified by the external auditors; and

(h) ensure that the external auditors communicate all required matters to the committee.

Interim Financial Statements

(i) be briefed on how management develops and summarizes interim financial information, the extent to which the external auditors review interim financial information;

(j) meet with management and the auditors, either telephonically or in person, to review the interim financial statements; and

(k) to gain insight into the fairness of the interim statements and disclosures, obtain explanations from management on whether:

(i) actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

(ii) changes in financial ratios and relationships of various balance sheet and operating statement figures in the interim financials statements are consistent with changes in the Company's operations and financing practices;

(iii) generally accepted accounting principles have been consistently applied;

(iv) there are any actually or proposed changes in accounting or financial reporting practices;

(v) there are any significant or unusual events or transactions;

(vi) the Company's financial and operating controls are functioning effectively;

(vii) the Company has complied with the terms of loan agreements, security indentures or other financial position or results dependent agreement; and

(viii) the interim financial statements contain adequate and appropriate disclosures.

6.3 Compliance with Laws and Regulations

(a) periodically obtain updates from management regarding compliance with this policy and industry "best practices";

(b) be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements; and

(c) review the findings of any examinations by securities regulatory authorities and stock exchanges.

6.4 Other Responsibilities

(a) review, with the Company's counsel, any legal matters that could have a significant impact on the Company's financial statements.

Computershare

PROXY MAILING AND MEETING PLANNER

Company Name: **VANGOLD RESOURCES LTD.**

The material contained herein is provided for general information purposes only and does not constitute legal or other professional advice or opinion. Computershare does not warrant or guarantee the accuracy or completeness of the material contained herein and such material should not be relied upon.

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Company Name:

ACTIVITY and APPLICABLE STATUTES	REGULATORY DEADLINE	EXPLANATORY NOTES	DUE DATE	CALENDAR DATE
7. Deliver bulk material to intermediaries or their mailing agents and Computershare [Section 2.12 NI 54-101]	**At least** 21 days plus 4 business days before Meeting Date if sent other than 1st class mail (Lettermail) in the case of proxy-related material **At least** 21 days plus 3 business days before Meeting Date if sent by 1st class mail (Lettermail) in the case of all other proxy related materials	In order to complete the bulk distribution to intermediaries, your Mailing Date should be established no later than 25 days before the Meeting Date.	**25 days before Meeting Date**	
8. Mail proxy material to registered holders [Required by all statutes]	**At least** 21 days before Meeting Date	To ensure your mailing to registered shareholders is not compromised by late materials or unforeseen circumstances, your Mailing Date will be established no later than 25 days before the Meeting.	**25 days before Meeting Date**	
9. Complete SEDAR filing of documents to Canadian Securities Commissions and Stock Exchanges (all other regulatory bodies to receive paper copies) [NI 51-102 and NI 13-101 (SEDAR)]	Annual Report, Annual Financial Statements, MD & A and Annual Information Form - within 90 days of financial year-end for TSX issuers and within 120 days of financial year-end for TSX Venture issuers Management Proxy Materials - **at least** 21 days before Meeting Date	Computershare is one of the largest SEDAR filers in Canada and can accommodate these regulatory filings upon your request.	**On Mailing Date**	
10. Complete SEDAR filing to Canadian Securities Commissions and Stock Exchanges of Confirmation of Mailing [NI 13-101]	As soon as mailing has been completed (refer to deadlines above)	Affidavits and Confirmations of Mailing will be prepared and filed, where applicable, the day after the mailing.	**Day after Mailing Date**	
MEETING DATE				
MEETING LOCATION				

OTHER ITEMS

DTC Omnibus Proxy	For companies with a DTC position, you are required to register at the DTC website for Computershare to receive the Omnibus data electronically. This will avoid additional processing fees for manual loading of the data.
NI 54-102 Card printing	For both registered and beneficial shareholders, Computershare can design and produce scannable cards to include with your mailing. This will facilitate automated upload of the data to our system and avoid fees associated with third party data uploads.
Proxy Printing	There are many options available to clients for efficient proxy processing – ask your Computershare Relationship Manager about the options which would best suit your Company.
Booklets/Chairman's Letter	Through Computershare Document Services, we can facilitate booklet printing or the design and creation of additional personalized enclosures, eliminating costly shipping and printer delays.
e-Delivery/e-Voting	Computershare Technology Services provides a range of innovative electronic delivery and electronic voting services for shareholders.
Additional proxy data	If you have an employee plan administered by someone other than Computershare, we can prepare and tabulate these proxies in addition to your registered shareholder mailing.
Auditors/Directors Mailing	Computershare can facilitate the preparation and delivery of the meeting materials to your Auditors and Directors.

VANGOLD RESOURCES LTD.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting ("Meeting") of the Shareholders of Vangold Resources Ltd. ("Company") will be **held at the office of Computershare Investor Services Inc., 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, on Friday, June 8th, 2007, at 11:30 a.m. (Vancouver time),** for the following purposes:

1. To receive and consider the Report of the Directors containing the consolidated financial statements of the Company for the year ended December 31, 2006, together with the Report of the Auditors thereon, copies of which accompany this Notice and are provided in the Company's 2006 Annual Report;

2. To elect Directors of the Company for the forthcoming year;

3. To set the number of Directors of the Company at five????????.

4. To appoint the Auditors of the Company for the forthcoming year and to authorize the directors to fix the Auditors' remuneration;

5. To consider, and, if deemed advisable, approve, by way of disinterested shareholder approval, a resolution allowing the Directors to amend the Stock Option Plan;

6. To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular accompanying and forming part of this Notice.

Only Shareholders of record at the close of business on May 2, 2007 are entitled to receive notice of the Meeting and, except as noted in the attached Information Circular, to vote at the Meeting.

To assure your representation at the Meeting, please complete, sign, date and return the enclosed proxy, whether or not you plan to personally attend. Sending your proxy will not prevent you from voting in person at the Meeting. The completed proxy must be delivered to the Company:

(a) by delivering the proxy to the Company's transfer agent, Computershare Investor Services at its office at 510 Burrard Street, Vancouver, BC V6C 3B9, for receipt not later than Monday, June 5th, 2006, at 11:00 a.m.; or

(b) by fax to the Toronto office of Computershare Trust Company, 1-866-249-7775 not later than Wednesday, June 6th, 2006, at 11:30 a.m. (Vancouver time).

Non-registered Shareholders whose shares are registered in the name of an intermediary should carefully follow voting instructions provided by the intermediary.

DATED at Vancouver, British Columbia, this 4th day of May, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

"Dal S. Brynelsen"

Dal S. Brynelsen, President and Chief Executive Officer

Notice of
Annual and Special
General Meeting
of Shareholders
&
Information Circular

VANGOLD

TO BE HELD JUNE 8, 2007

VANGOLD RESOURCES LTD.

www.vangold.ca

VANGOLD RESOURCES LTD.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting ("Meeting") of the Shareholders of Vangold Resources Ltd. (the "Company") will be **held at the office of Computershare Investor Services Inc., 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, on Friday, June 8th, 2007, at 11:30 a.m. (Vancouver time),** for the following purposes:

1. To receive and consider the Report of the Directors containing the consolidated financial statements of the Company for the year ended December 31, 2006, together with the Report of the Auditors thereon, copies of which accompany this Notice and are provided in the Company's 2006 Annual Report;

2. To elect Directors of the Company for the forthcoming year;

3. To set the number of Directors of the Company at five.

4. To appoint the Auditors of the Company for the forthcoming year and to authorize the directors to fix the Auditors' remuneration;

5. To consider, and, if deemed advisable, approve, by way of disinterested shareholder approval, a resolution allowing the Directors to amend the Stock Option Plan;

6. To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular accompanying and forming part of this Notice.

Only Shareholders of record at the close of business on May 2, 2007 are entitled to receive notice of the Meeting and, except as noted in the attached Information Circular, to vote at the Meeting.

To assure your representation at the Meeting, please complete, sign, date and return the enclosed proxy, whether or not you plan to personally attend. Sending your proxy will not prevent you from voting in person at the Meeting. The completed proxy must be delivered to the Company:

(a) by delivering the proxy to the Company's transfer agent, Computershare Investor Services Inc. at its office at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 for receipt no later than Wednesday, June 6th, 2007, at 11:30 a.m.; or

(b) by fax to the Toronto office of Computershare Investor Services Inc., Attention: Proxy Tabulation at 1-866-249-7775 no later than Wednesday, June 6th , 2007, at 11:30 a.m. (Vancouver time).

Non-registered Shareholders whose shares are registered in the name of an intermediary should carefully follow voting instructions provided by the intermediary.

DATED at Vancouver, British Columbia, this 4th day of May, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

"Dal S. Brynelsen"

Dal S. Brynelsen, President and Chief Executive Officer

VANGOLD RESOURCES LTD.

INFORMATION CIRCULAR

Dated: May 4, 2007

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by management of Vangold Resources Ltd. (the "Company") for use at the Annual General Meeting of the shareholders (the "Shareholders") of the Company to be held Friday, June 8, 2007 (the "Meeting") at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and any adjournment thereof. The solicitation will be primarily by mail, however, proxies may be solicited personally or by telephone by the regular officers and employees of the Company. The cost of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy are Directors of the Company. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. A PROXY WILL NOT BE VALID UNLESS IT IS DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, PROXY DEPARTMENT, 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO M5J 2Y1, (FAX NUMBER 1-866-249-7775) NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING. A Proxy may be delivered to the Transfer Agent by fax or other means as set out in the accompanying Form of Proxy. Refer to the notes thereto for instructions.

The instrument of proxy must be signed by the Shareholder or by his attorney in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

A Shareholder who has given a proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his attorney authorized in writing, or, if the Shareholder is a corporation, it must either be under its common seal, or signed by a duly authorized officer and deposited with the Company's registrar and transfer agent, Computershare Investor Services Inc., at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, (Fax Number 1-866-249-7775) at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

General

On any poll, the persons named in the enclosed instrument of proxy will vote the shares in respect of which they are appointed. Where directions are given by the Shareholder in respect of voting for or against any resolution, the proxyholder will do so in accordance with such direction.

IN THE ABSENCE OF ANY INSTRUCTION IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THIS INFORMATION CIRCULAR. The instrument of proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to the matters which may

properly be brought before the Meeting. At the time of printing this information circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the management should properly come before the Meeting, the proxies hereby solicited will be voted on such matters in accordance with the best judgment of the nominee.

In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an "Ordinary Resolution") unless the motion requires a Special Resolution, in which case a majority of not less than two-thirds of the votes cast will be required. In the event a motion proposed at the Meeting requires disinterested Shareholder approval, common shares held by Shareholders of the Company who are also "insiders", as such term is defined under applicable securities laws, will be excluded from the count of votes cast on such motion.

Advice to Registered Shareholders

If you are a registered shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you submit a proxy, you must complete, date and sign the Proxy, and then return it to the Company's transfer agent, Computershare Investor Services Inc. by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold common shares in their own name. Shareholders who do not hold their common shares in their own name (referred to in this information circular as "**Beneficial Shareholders**") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those common shares will not be registered in the Shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such common shares are registered under the name CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). The common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.**

Applicable regulatory rules require intermediaries/brokers to seek voting instructions form Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (formerly ADP Investor Communications Services) ("Broadridge"). Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be presented at the Meeting. **A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote Common shares directly at the Meeting. The proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for purposes of voting common shares registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as a proxyholder for the registered Shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend the meeting and indirectly vote their common shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Company has fixed May 2, 2007 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As of May 2, 2007 there were 76,129,329 shares without par value issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Shares.

Principal Holders of Voting Shares

In March of 2007, RAB Special Situations (Master) Fund Limited ("Special Situations") filed an Alternative Monthly Report under Part 4 of National Instrument 62-103 which stated that as of February 28, 2007, Special Situations and its joint actors, if any, held 5,578,000 common shares of the Company and 0 warrants of the Company (collectively the "Securities"). The Securities represented approximately 7.32% of the issued and outstanding Shares of the Company on partially diluted basis (assuming exercise in full of all convertible securities of the Company held by Special Situations.

In September of 2006, Firebird Global Master Fund Ltd. ("Firebird") filed an Alternative Monthly Report under Part 4 of National Instrument 62-103 which stated that as of August 31, 2006, Firebird held 10,050,000 common shares of the Company. Firebird reported that the 10,050,000 commons shares represented approximately 14.20% of the outstanding shares of the Company.

To the knowledge of the directors and executive officers of the Company, no other persons beneficially owned, directly or indirectly, or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company as of May 2, 2007.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2006, (the "Financial Statements"), together with the Auditor's Report thereon, will be presented to Shareholders at the Meeting. The Company's Financial Statements, together with the Auditor's Report thereon, and the related management discussion and analysis are being mailed to Shareholders of record with this information circular. Copies of the Financial Statements, management discussion, notice of meeting, information circular and proxy will be available from the Company's office at Suite 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9.

FIXING THE NUMBER OF DIRECTORS AND ELECTION OF DIRECTORS

The number for which positions exist on the Company's Board has been fixed at the previous Annual General Meeting at 5 (five). Management proposes to seek approval to increase that number to 6 (six).

Although management is nominating 6 (six) individuals to stand for election, the names of further nominees for directors may come from the floor at the Meeting.

Each director of the Company is elected annually and holds office until the next annual general meeting of Shareholders, until his successor is duly elected, or until his resignation as a director.

In the absence of instructions to the contrary, the shares represented by proxy will be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a director.

INFORMATION CONCERNING NOMINEES SUBMITTED BY MANAGEMENT

The following table sets out the names of the persons proposed to be nominated by management for election as a director, the province or state and country in which each person is ordinarily resident, the positions and offices which each presently holds with the Company, the period of time for which each person has been a director of the Company, the respective principal occupations or employment during the past five years if such nominee is not

presently an elected director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this information circular.

Name of Nominee; Current Position with the Company	Occupation, Business or Employment[1]	Date First Became a Director	No. of Shares Beneficially Owned Directly or Indirectly
DAL BRYNELSEN Sechelt, BC President, Chief Executive Officer and Director	Mining Executive, corporate finance and investment banking executive; director and officer of several public companies	Nov. 6, 1990	1,559,429
MIKE MUZYLOWSKI Vancouver, BC Director	Mining Executive and Geologist	June 21, 1994	450,000
H. MARTYN FOWLDS Halfmoon Bay, BC Vice President and Director	Financial Management Consultant	April 19, 2002	457,000
J. MICHAEL MACKEY Vancouver, BC Director	Business/financial and management consultant	June 20, 2002	233,333
TIMOTHY MILLS London, England Director	Independent Venture Capitalist	February 16, 2007	860,000

Notes:

(1) The information as to principal occupation, business or employment and shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2) Based on information that was obtained from insider reports available at www.sedi.com and from the nominees themselves.

Dal Brynelsen – *President, Chief Executive Officer, Audit Committee*
With over 30 years of experience in the mining industry, Dal has been the President of Vangold for the past 16 years. Dal was also the Western Manager of Corporate Finance for a national brokerage firm for four years during the recent downturn in mining and mineral exploration. He has discovered, financed and brought to production two gold mines in Canada. Dal was instrumental in the restructuring of Vangold. He is a founding Director of Griffin Mining Ltd. a company listed on the AIM Exchange in London. Griffin is the first western company to build a mine in China in last 100 years. He is also a Director of International Silver Ridge Resources Inc. (TSXV-ISG.H) which is currently under a cease trade order for more than 30 days issued by the British Columbia and Alberta Securities Commissions for failure to file financial statements.

Mike Muzylowski – *Chair of Audit Committee*
Mike is a geologist with a number of successful discoveries that highlight over 40 years of senior exploration and mining experience. He joined Hudson Bay Exploration and Development Co. Ltd. in 1955 and held various positions including Chief Geophysicist, Senior Project Geologist and became Assistant Superintendent of Exploration and Development. He was then a senior executive for Granges Exploration and became President and CEO of that company in 1984 taking revenues from $4 million to $65 million per year. He was also Chairman and CEO of Hycroft Resources where he was responsible for increasing production to over 100,000 ounces of gold per year. In 1988, Mike was voted Mine Developer of the Year by the PDAC. He has held several directorships including Tan Range Exploration and Winspear Resources Ltd. Today he is President and CEO of Callinan Mines Limited and has been an active member of Vangold's Board for the past ten years.

H. Martyn Fowlds – *Vice President*
Martyn is a veteran of the Canadian financial community with 37 years of experience as a senior investment consultant in the brokerage business. He has focused his career on raising early stage capital for mining and exploration projects worldwide. His experience in financing is an important component of Vangold's Board.

J. Michael Mackey, *Audit Committee*
Mike is the Managing Director of a private investment and consulting firm. He has a graduate degree in Law from the University of British Columbia. Mike practiced securities law for over 25 years providing legal advice to both private and public companies in North America and Europe. He has acted as an expert witness for the US Department of Justice on securities related matters. Mike has served as a senior officer and director of numerous companies, including resource and technology companies. Over the years Mike has facilitated financing for public companies raising millions of dollars in Canada and the US.

Timothy A. Mills
Tim has extensive experience identifying and funding successful resource, biotech and technology companies. Tim is an independent venture capitalist who has had a 23 year career as an executive in the securities industry in the United Kingdom.

Additional Information

Five of the proposed directors are ordinarily resident in Canada and one is ordinarily resident in the United Kingdom.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the directors of the Company are required to elect from their number an Audit Committee. Currently, Dal Brynelsen, Mike Muzylowski and J. Michael Mackey are the 3 directors elected by the Board of Directors of the Company to the Audit Committee.

Other than as described below, no proposed director:

(a) is, as at the date of this Information Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

(i) was subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, except that Dal Brynelsen is a director of International Silver Ridge Resources Inc. ("ISR") which has been subject to a cease trade order issued by the British Columbia and Alberta Securities Commissions for failure to file financial statements for a period of more than 30 consecutive days. ISR is currently seeking revocation of the cease trade order by the British Columbia and Alberta Securities Commissions;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or has a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

The mandate of the Board is to act in the best interests of the Company and to supervise management. The Board acts in accordance with all applicable legislation and regulatory requirements and its own corporate charter

documents and policies. In addition to those matters that by law must be approved by the Board of Directors, management seeks approval of the Board for any acquisition, disposition or venture that could be considered material in view of the Company's circumstances.

The Chief Executive Officer, with the active involvement of the Board, is responsible for ensuring that there are recommendations for strategic directions for the Company.

The Board is responsible for identifying the principal risks of the Company and ensuring that risk management systems are implemented. The principal risks of the Company are those related to the nature of mineral exploration itself, the uncertainties associated with doing business in foreign countries, and foreign currencies. A fundamental objective of the Board of Directors is the minimization of risk to the Company and its financial resources. This has been achieved primarily through joint ventures with an established, well-financed mining and exploration company that shares a significant portion of the financial risk of exploring and, if warranted, developing the Company's mineral properties through to commercial production.

The Board is responsible for choosing the President and CEO, appointing senior management and for monitoring their performance. As the replacement of members of the Company's management occurs infrequently, and because of the small size of the Company, the Board is able to closely monitor the selection, training and mentoring of new management members.

The Board ensures that the Company has in place a communications policy to ensure a continued strong link between the Board, senior management and shareholders. The Company communicates with its shareholders through a number of channels including its website. The communications policy, which also addresses electronic communications, requires management to comply with all statutory and regulatory obligations relating to communications with shareholders in particular and the public in general. The Company distributes written reports to shareholders every quarter, and addresses inquiries from shareholders in a timely manner.

COMPENSATION COMMITTEE

As of the date hereof, the Company has established a Compensation Committee comprised of two non-management members of the Board of Directors, J. Michael Mackey and Mike Muzylowski. The mandate of the Compensation Committee is to review and recommend to the Board executive compensation policies, practices and overall compensation philosophy. The Compensation Committee also analyzes the adequacy and form of Directors' compensation to ensure it realistically reflects the responsibilities and risks of membership on the Board.

RESERVES COMMITTEE

As of the date hereof, has established a Reserves Committee comprised of two non-management directors, J. Michael Mackey, Mike Muzylowski and the CFO, Sandy Huntingford. The mandate of the Reserves Committee is to review the selection of an independent engineer for undertaking each reserves evaluation as may be required and receive the engineering report and consider the principal assumptions upon which it is based.

AUDIT COMMITTEE

As at the date hereof, the members of the audit committee are Dal Brynelsen, J. Michael Mackey and Mike Muzylowski. The Audit Committee Charter is attached hereto as Schedule "A". The Audit Committee acts on behalf of the Board in monitoring the integrity of internal controls and monitoring the business conduct of the Company. The committee reviews matters on a quarterly basis, with management and with the external auditors, relating to the financial position of the Company in order to provide reasonable assurances that the Company is in compliance with applicable laws and regulations, is conducting its affairs ethically and that effective internal controls and information systems are maintained.

Composition of the Audit Committee

The members of the audit committee are Dal Brynelsen, Mike Muzylowski and J. Michael Mackey. A member of the audit committee is considered *financially literate* if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company. All members are considered to be financially literate.

A member of the audit committee is *independent* if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company's board of the directors, reasonably interfere with the exercise of a member's independent judgment. In the board's view, Mr. Mackey and Mr. Muzylowski are independent.

Reliance on Certain Exemptions

The Company's auditors have not provided any material non-audited services.

Pre-Approval Policies and Procedures

The audit committee may satisfy the requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

(a) the pre-approval policies and procedures are detailed as to the particular service;

(b) the audit committee is informed of each non-audit service; and

(c) the procedures do not include delegation of the audit committee's responsibilities to management.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by Lancaster & David to the Company to ensure auditor independence. Fees incurred with Lancaster & David for audit and non-audit services in the last two fiscal years for audit fees are outlined the following table.

Nature of Services	Fees Paid to Auditor in Year Ended December 31, 2005	Fees Paid to Auditor to Year Ended December 31, 2006
Audit Fees(1)	$ 19,000	$40,000
Audit-Related Fees (2)	$ Nil	$Nil
Tax Fees (3)	$ Nil	$Nil
All other Fees (4)	$ Nil	$Nil
Total	$ 19,000	$40,000

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultants on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees' include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultation on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the appointment of Ernst & Young LLP, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of the Shareholders of the Company at a remuneration to be fixed by the Board of Directors.

EXECUTIVE COMPENSATION

For purposes of this Information Circular and this discussion of executive compensation, the following terms have the meanings set out beside them:

"**Chief Executive Officer**" or "**CEO**" of the Company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

"**Chief Financial Officer**" or "**CFO**" of the Company means an individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

"**executive officer**" of the Company for the financial year, means an individual who at any time during the year was:

(a) a chair of the Company;

(b) a vice-chair of the Company;

(c) the president of the Company;

(d) a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production; or

(e) an officer of the Company or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company.

"**Named Executive Officers**" or "**NEOs**" means:

(a) each CEO;

(b) each CFO;

(c) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year, and whose total salary and bonus exceeds $150,000; and

(d) any additional individuals for whom disclosure would have been provided under (c) above, but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year-end.

"**Long Term Incentive Plan**" or "**LTIP**" means any plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale.

"**Stock Appreciation Right**" or "**SAR**" means a right, granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly trading securities.

Summary of Executive Compensation

In accordance with the provisions of applicable securities legislation, the Company had two (2) "Named Executive Officers" during the financial year ended December 31, 2006. Mr. Dal Brynelsen who has served as the Chief Executive Officer for more than the preceding three years and Mr. Sandy Huntingford was appointed as Chief Financial Officer during January, 2006. Mr. Fowlds, the former Chief Financial Officer, remains a director and was appointed Vice President. The table below sets forth the details of compensation paid by the Company to Messrs. Brynelsen during the last three years and Mr. Huntingford, since his appointment, for their services as Named Executive Officers.

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Fiscal Year Ending	Annual Compensation Salary ($)	Annual Compensation Bonus ($)	Annual Compensation Other Annual Compen-sation ($)	Long-Term Compensation Awards Securities Granted Under Options/ SARs Granted #	Long-Term Compensation Awards Restricted Shares or Restricted Share Units ($)	Long-Term Compensation Payouts LTIP Payouts ($)	All Other Compensa-tion ($)
Dal Brynelsen President and CEO	2006	220,000	35,000	Nil	Nil	Nil	Nil	Nil
	2005	140,000	25,000	Nil	1,500,000*	Nil	Nil	Nil
	2004	120,000	25,000	Nil	800,000	Nil	Nil	Nil
H. Martyn Fowlds Treasurer and CFO	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2005	36,000	10,000	Nil	300,000*	Nil	Nil	Nil
	2004	36,000	12,400	Nil	200,000*	Nil	Nil	Nil
Sandy Huntingford CFO	2006	90,651	10,000	Nil	Nil**	Nil	Nil	Nil

* **Note: Of these options, 800,000 to Mr. Brynelsen, they are reported here due to a repricing that occurred in June of 2005.**

** **Note: Mr. Huntingford was granted 300,000 incentive stock options in 2005 in his capacity as a Consultant to the Company.**

Long-Term Incentive Plan Awards

The Company does not have a long-term incentive plan for its Directors or officers and, accordingly, no LTIP awards were made to either of Dal Brynelsen or Sandy Huntingford in the most recently completed financial year.

Options and SARS

No options or SARs were granted to the Named Executive Officers during the financial year ended December 31, 2006:

Agregated Option/SAR Exercises During The Most Recently Completed Financial Year And Financial Year-End Option/SAR Values

NAME OF EXECUTIVE OFFICERS	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Dal Brynelsen, President and CEO	200,000	$60,000	1,683,334/116,666	192,333/11,666
Sandy Huntingford CFO	Nil	Nil	200,000/100,000	20,000/5,000

200,000 share options were exercised by Dal Brynelsen during the financial year ended December 31, 2006. The value of exercisable in-the-money outstanding options held by Dal S. Bryneslen is $192,333. The value of the unexercised in-the-money

outstanding options held by Dal S. Brynelsen at the financial year ended December 31, 2006 is $11,666. The value of exercisable in-the-money outstanding options held by Sandy Huntingford is $20,000. The value of unexercised in-the-money outstanding options held by Sandy Huntingford is $5,000.

Termination of Employment, Change in Responsibilities and Employment Contracts

As at December 31, 2006, the Company is party to an employment contract with a certain Named Executive Officer or a company controlled by such Named Executive Officer and the compensation paid pursuant to that contract is disclosed under the section titled 'Statement of Executive Compensation – Summary Compensation Table".

No pension or retirement benefits plans have been instituted by the Company and none are proposed at this time.

Compensation of Directors

The directors are compensated on a monthly basis by the Company for their services in their capacity as directors and hold the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors, or for services as experts or consultants, during the Company's financial year ended December 31, 2006, except as set out below herein under the heading "Interest of Informed Persons in Material Transactions - Other informed party transaction". The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

Composition of the Compensation Committee and Report on Executive Compensation

The Board of Directors has established a Compensation Committee consisting of two independent directors of the Company: Mike Muzylowski and J. Michael Mackey.

Equity Participation
The Company believes that encouraging its executive officers and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company's stock option plan. Stock options are granted to executive officers taking into account a number of factors, including the amount and terms of options previously granted, base compensation and performance bonuses and competitive factors. In 2006, the Board granted to all optionees options to purchase a total of 300,000 shares, which represented 0.39% of the outstanding shares of the Company at year end. These options were subsequently cancelled due to termination of the respective consulting agreements.

Performance Bonuses
Performance bonuses awarded for 2006 were based primarily on assessing three elements: (1) share performance at year end; (2) Company performance, and (3) the individual executive officer's performance.

The Company has a formalized stock option plan for the granting of incentive stock options to the officers, directors and employees of the Company. The purpose of granting options pursuant to the stock option plan is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

No Options/SARs were granted to non-executive Directors as a group during the most recently completed financial year.

383,333 options or SARs were exercised by non-executive directors during the fiscal year ended December 31, 2006. The value of the in-the-money options exercised by non-executive directors as a group at December 31, 2006 was $80,333. The value of the in-the money exercisable options held by non-executive directors as a group at December 31, 2006 was $224,666. The value of the in-the-money non-exercisable options by non-executive directors as a group at December 31, 2006 was $15,000.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this information circular, none of the Company's executive officers, directors, employees or former executive officers, directors and employees of the Company or any of its subsidiaries were indebted to the Company or any of its subsidiaries and none of them were indebted to any other entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the

Company or any of its subsidiaries. "Support agreement" includes, but is not limited to, an agreement to provide assistance in the maintenance or servicing of any indebtedness and an agreement to provide compensation for the purpose of maintaining or servicing any indebtedness of the borrower.

At no time during the year ended December 31, 2006, was any director or executive officer of the Company, or proposed nominee for election as a director of the Company, or any associate of any such director, executive officer or proposed nominee, indebted to the Company or any of its subsidiaries, indebted to another entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Management functions of the Company are not, to any substantial degree, performed by a person or persons other than the directors or senior officers of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since January 1, 2006, being the commencement of the Company's most recently completed financial year, none of the following persons, except as set out herein and below, has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company:

(a) any person who has been a director, senior officer or insider of the Company since January 1, 2006;
(b) any proposed nominee for election as a director of the Company; and
(c) any associate or affiliate of any of the foregoing persons.

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolutions concerning the ratification of acts of Directors and approval of the amended stock option plan. Otherwise, none of the directors or senior officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transactions not otherwise disclosed herein which, in either case, has or will materially affect the Company, except as disclosed herein.

Other informed party transactions

During the financial year ended December 31, 2006, the Company entered into certain transactions with certain directors of the Company, as follows:

1. $220,000 in management fees contributed by Dal S. Brynelsen, President and CEO of the Company, together with a bonus of $35,000 was paid or accrued to Secret Cove Management Ltd., a private British Columbia company..
2. $39,500 in financial consulting services contributed by H. Martyn Fowlds, a director of the Company and the President of Corning Energy Ltd., a Nevada Corporation, wholly owned by the Company, was paid or accrued to Del Mar Management Ltd, a private British Columbia company. A bonus of $4,000 was paid to H. Martyn Fowlds.
3. $24,500 in oil and gas consulting services contributed by J. Michael Mackey was paid or accrued to 1313 Investments Inc., a private British Columbia company. A bonus of $7,500 was paid to J. Michael Mackey.;
4. $24,500 in director's fees was paid or accrued to Mike Muzylowski, a director of the Compan. A bonus of $7,500 was also paid to Mike Muzylowski; and
5. $6,515 in geological consulting services was paid or accrued to Locke Goldsmith, Vice President, Exploration and a director of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Amendment to Stock Option Plan

Management is seeking disinterested shareholder approval for an amendment to the Company's Stock Option Plan

(the "Plan") the approval of which was obtained at the Company's 2003 Annual Meeting. The Plan was then amended, by way of majority vote of the disinterested shareholders, at the 2005 Annual Meeting, to increase the maximum number of shares reserved under the Plan from 5,000,000 to 7,000,000. The status of these shares allotted for issuance pursuant to the Plan are set out in the following table.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets out particulars of the compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2006:

Plan Category	A Number of securities to be issued upon exercise of outstanding options. warrants and rights	B Weighted-average exercise price of outstanding options, warrants and rights	C Number of securities issued on exercise of options since inception of the Plan	D Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by securityholders	6,296,667	$0.36	870,881	1,231,400
Equity compensation plans not approved by securityholders	N/A	N/A	N/A	N/A
Total	6,296,667	$0.36	870,881	1,231,400

The TSX Venture Exchange (the "Exchange") has requirements relating to stock option plans, including the requirement whereby a fixed plan must have a specified maximum number of shares, authorized by shareholders, issueable pursuant to the plan which cannot exceed 20% of the issued and outstanding shares of the Company at the time of reservation. As the Company's fixed Plan could result in more than 10% of the issued shares at any time being reserved or allotted for stock option grants, the policies of the Exchange require that any option grants made under the Plan be subject to vesting provisions. Pursuant to the Company's Plan, any options granted there under vest evenly over a period of 18 months with one-sixth vesting (becoming exercisable by the optionee) every three months. In addition to the vesting provisions, the Exchange requires any shares issued on the exercise of options to be restricted from trading for a period of four months from the date of grant of the option. No financial assistance will be provided by the Company to facilitate the purchase of shares pursuant to options granted under the Plan.

As can be seen from the above table, only 1,231,400 shares remain available for option grants under the Company's Plan as currently constituted. Management of the Company believes that this does not allow sufficient ability to grant incentive options as may be required from time to time during the year. To this end, the Board of Directors has proposed an increase in the number of shares reserved for issuance pursuant to the Plan from 10,000,000 to 15,000,000 common shares providing an additional 5,000,000 shares for administration under the Plan. The Company has not yet applied for the approval to the adding of the additional shares to the Plan from the Exchange. Such approval is subject to the approval of the shareholders at this Meeting to the increase in the Plan. If the addition of the 5,000,000 shares to the Plan is approved by shareholders, the maximum number of shares issueable under the Plan since its inception will be 15,000,000 which will represent 19.7% of the 76,129,329 issued and outstanding shares of the Company. Management of the Company recommends that the Shareholders approve the addition of 5,000,000 shares to the Plan.

Accordingly, at the Meeting, Shareholders will be asked to consider, and if deemed advisable, approve, by way of the majority vote of the disinterested Shareholders, with or without variation, the following resolution:

> ***"RESOLVED that 5,000,000 common shares of the Company be and are hereby allotted and reserved for issuance pursuant to the Company's Stock Option Plan increasing the total number of shares authorized for administration under the Plan, since inception, to 15,000,000 common shares."***

OTHER MATTERS

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Financial information relating to the Company is provided in the Company's comparative financial statements and MD&A for the financial year ended December 31, 2006. Shareholders may contact the Company to request copies of financial statements and MD&A at its office at, Suite 1730 -650 West Georgia Street, Vancouver, British Columbia, V6B 4N9.

APPROVAL OF THE DIRECTORS

The directors of the Company have approved the content and the sending of this information circular.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The contents and the sending of the Management Information Circular have been approved by the Board of Directors.

Dated at Vancouver, B.C. this 5th day of May, 2007.

VANGOLD RESOURCES LTD.

"Dal S. Brynelsen"

Dal S. Brynelsen
President and Chief Executive Officer

Schedule "A"

VANGOLD RESOURCES LTD.
(the "Company")

AUDIT COMMITTEE CHARTER

1. Mandate

The audit committee will assist the board of directors (the "Board") in fulfilling its financial oversight responsibilities. The audit committee will review and consider in consultation with the auditors the financial reporting process, the system of internal control and the audit process. In performing its duties, the committee will maintain effective working relationships with the Board, management, and the external auditors. To effectively perform his or her role, each committee member must obtain an understanding of the principal responsibilities of committee membership as well as the Company's business, operations and risks.

2. Composition

The Board will appoint from among their membership an audit committee after each annual general meeting of the shareholders of the Company. The audit committee will consist of a minimum of three directors.

2.1 Independence

A majority of the members of the audit committee must not be officers, employees or control persons of the Company.

2.2 Expertise of Committee Members

Each member of the audit committee must be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the committee. At least one member of the committee must have accounting or related financial management expertise. The Board shall interpret the qualifications of financial literacy and financial management expertise in its business judgment and shall conclude whether a director meets these qualifications.

3. Meetings

The audit committee shall meet in accordance with a schedule established each year by the Board, and at other times that the audit committee may determine. The audit committee shall meet at least annually with the Company's Chief Financial Officer and external auditors in separate executive sessions.

4. Roles and Responsibilities

The audit committee shall fulfill the following roles and discharge the following responsibilities:

4.1 External Audit

The audit committee shall be directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor's report, including the resolution of disagreements between management and external auditors regarding financial reporting and audit scope or procedures. In carrying out this duty, the audit committee shall:

(a) recommend to the Board the external auditor to be nominated by the shareholders for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services of the Company;

(b) review (by discussion and enquiry) the external auditors' proposed audit scope and approach;

(c) review the performance of the external auditors and recommend to the Board the appointment or discharge of the external auditors;

(d) review and recommend to the Board the compensation to be paid to the external auditors; and

(e) review and confirm the independence of the external auditors by reviewing the non-audit services provided and the external auditors' assertion of their independence in accordance with professional standards.

4.2 Internal Control

The audit committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitment and liabilities of the Company. In carrying out this duty the audit committee shall:

(a) evaluate the adequacy and effectiveness of management's system of internal controls over the accounting and financial reporting system within the Company; and

(b) ensure that the external auditors discuss with the audit committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

4.3 Financial Reporting

The audit committee shall review the financial statements and financial information prior to its release to the public. In carrying out this duty, the audit committee shall:

General

(a) review significant accounting and financial reporting issues, especially complex, unusual and related party transactions; and

(b) review and ensure that the accounting principles selected by management in preparing financial statements are appropriate.

Annual Financial Statements

(c) review the draft annual financial statements and provide a recommendation to the Board with respect to the approval of the financial statements;

(d) meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered; and

(e) review management's discussion & analysis respecting the annual reporting period prior to its release to the public.

Interim Financial Statements

(f) review and approve the interim financial statements prior to their release to the public; and

(g) review management's discussion & analysis respecting the interim reporting period prior to its release to the public.

Release of Financial Information

(h) where reasonably possible, review and approve all public disclosure, including news releases, containing financial information, prior to its release to the public.

4.4 Non-Audit Services

All non-audit services (being services other than services rendered for the audit review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to the Company or any subsidiary of the Company shall be subject to the prior approval of the audit committee.

Delegation of Authority

(a) The audit committee may delegate to one or more independent members of the audit committee the authority to approve non-audit services, provided any non-audit services approved in this manner must be presented to the audit committee at its next scheduled meeting.

De-Minimis Non-Audit Services

(b) The audit committee may satisfy the requirement for the pre-approval of non-audit services if:

(d) the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Company and its subsidiaries to the external auditor during the fiscal year in which the services are provided; or

(e) the services are brought to the attention of the audit committee and approved, prior to the completion of the audit, by the audit committee or by one of more of its members to whom authority to grant such approvals has been delegated.

Pre-Approval Policies and Procedures

(c) The audit committee may also satisfy the requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

(f) the pre-approval policies and procedures are detailed as to the particular service;

(g) the audit committee is informed of each non-audit service; and

(h) the procedures do not include delegation of the audit committee's responsibilities to management.

4.5 Other Responsibilities

The audit committee shall;

(a) establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;

(b) establish procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(c) ensure that significant findings and recommendations made by management and external auditor are received and discussed on a timely basis;

(d) review the policies and procedures in effect for considering officers' expenses and perquisites;

(e) perform other oversight functions as requested by the Board; and

(f) review and update this Charter and receive approval of changes to this Charter from the Board.

4.6 Reporting Responsibilities

The audit committee shall regularly update the Board about committee activities and make appropriate recommendations.

5. Resources and Authority of the Audit Committee

The audit committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to:

(a) engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b) set and pay the compensation for any advisors employed by the audit committee; and

(c) communicate directly with the internal and external auditors.

6. Guidance – Roles & Responsibilities

The following guidance is intended to provide the Audit Committee members with additional guidance on fulfillment of their roles and responsibilities on the committee:

6.1 Internal Control

(a) evaluate whether management is setting the goal of high standards by communicating the importance of internal control and ensuring that all individuals possess an understanding of their roles and responsibilities;

(b) focus on the extent to which external auditors review computer systems and applications, the securities of such systems and application, and the contingency plan for processing financial information in the event of an IT systems breakdown; and

(c) gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

6.2 Financial Reporting

General

(a) review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understanding their impact on the financial statements; and

(b) ask management and the external auditors about significant risks and exposures and the plans to minimize such risks; and

(c) understand industry best practices and the Company's adoption of them.

Annual Financial Statements

(d) review the annual financial statements and determine whether they are complete and consistent with the information known to committee members, and assess whether the financial statements reflect appropriate accounting principles in light of the jurisdictions in which the Company reports or trades it shares;

(e) pay attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures;

(f) focus on judgmental areas such as those involving valuation of assets and liabilities, including, for example, the accounting for and disclosure of loan losses, warranty, professional liability; litigation reserves; and other commitment and contingencies;

(g) consider management's handling of proposed audit adjustments identified by the external auditors; and

(h) ensure that the external auditors communicate all required matters to the committee.

Interim Financial Statements

(i) be briefed on how management develops and summarizes interim financial information, the extent to which the external auditors review interim financial information;

(j) meet with management and the auditors, either telephonically or in person, to review the interim financial statements; and

(k) to gain insight into the fairness of the interim statements and disclosures, obtain explanations from management on whether:

   (i) actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

   (ii) changes in financial ratios and relationships of various balance sheet and operating statement figures in the interim financials statements are consistent with changes in the Company's operations and financing practices;

   (iii) generally accepted accounting principles have been consistently applied;

(iv) there are any actually or proposed changes in accounting or financial reporting practices;

(v) there are any significant or unusual events or transactions;

(vi) the Company's financial and operating controls are functioning effectively;

(vii) the Company has complied with the terms of loan agreements, security indentures or other financial position or results dependent agreement; and

(viii) the interim financial statements contain adequate and appropriate disclosures.

6.3 Compliance with Laws and Regulations

(a) periodically obtain updates from management regarding compliance with this policy and industry "best practices";

(b) be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements; and

(c) review the findings of any examinations by securities regulatory authorities and stock exchanges.

6.4 Other Responsibilities

(a) review, with the Company's counsel, any legal matters that could have a significant impact on the Company's financial statements.

Computershare

PROXY SET UP FORM

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Please make the necessary amendments to customize your proxy. Once completed, please e-mail your Proxy Set-up Form to your Computershare Relationship Manager.

If you have any questions, please don't hesitate to contact your Computershare Relationship Manager.

Meeting Information

A. Colour Company Logo

In most cases, we will already have on file your company's black & white logo. If internet voting will be offered, please also e-mail your colour company logo in .jpg or .gif format, in both English and French (if applicable). For more information and pricing for electronic proxy voting and electronic document delivery, please contact your Computershare Relationship Manager.

B. Meeting Type and Date

If you are holding an Annual Meeting only, please make the necessary edits to remove the references to Special meeting.

Form of Proxy – Annual and Special Meeting to be held on June 8, 2007

C. Notes to Proxy

The text displayed conforms to the Provincial and Federal Business Corporations Acts for contents of Form of Proxy.

Notes to Proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. **5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.** 6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

D. Electronic Voting/Electronic Document Delivery Options

Many companies are now taking advantage of the changes in legislation to offer these options to their shareholders. Enter 'x' in relevant box(es) or leave blank if you will not be offering these options to shareholders.

	YES
Telephone Voting	
Internet Voting	
Electronic Document Delivery*	

To web-enable your company for e-delivery, please speak with your Computershare Relationship Manager to have this set up for your company.

E. Proxy Cut-off Time

Generally, meeting cut-off times are 48 hours prior to the meeting, or close of business 2 days prior to the meeting date.

Proxies submitted must be received by 5:00 p.m., EST on Wednesday, June 6, 2007.

F. Appointment of Proxyholder

I/We being holder(s) of Vangold Resources Ltd. hereby appoint(s): Dal Brynelsen, President, CEO and a Director or failing him/her J. Michael Mackey, or failing him/her H. Martyn Fowlds, or failing him/her Mike Muzylowski.

G. Alternate Proxy Appointee Text

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

H. Appointment of Proxy (continued)

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Vangold Resources Ltd. to be held at Computershare Investor Services Inc., 3rd floor, 555 Burrard Street, Vancouver BC on June 8, 2007 at 11:30 a.m. and at any adjournment thereof.

I. Resolution Text

The first motion will be the Election of Directors. Enter an "X" in the relevant boxes to specify whether individual director voting or slate voting will be offered for the Election of Directors. If you are having a Special Meeting and there will be no Election of Directors, please indicate accordingly. (If you are having a Special Meeting with no Election of Directors or Appointment of Auditors, please proceed to Section K. Other Resolutions)

	YES
Individual Voting of Directors	X
Slate Voting of Directors	X
No Directors Motion	

I a) Election of Directors – INDIVIDUAL VOTING

Please list the names of each Director in each of the following boxes:

1. Dal S. Brynelsen
2. J. Michael Mackey
3. H. Martyn Fowlds
4. Mike Muzylowski
5. Locke Goldsmith
6. Timothy Mills
7.
8.
9.
10.
11.
12.

I b) Election of Directors – SLATE VOTING

You have the option of including any text preceding the voting boxes, such as listing the nominees or referring shareholders back to read the proposed list of nominees in the Proxy Circular. You may also remove any text and display only the motion name and the "FOR" and "WITHHOLD" boxes.

The nominees proposed by Management are: Dal S. Brynelsen, J. Michael Mackey, H. Martyn Fowlds. Mike Muzylowski, Locke Goldsmith, Timothy Mills.

(Please note the allowable responses for Election of Directors are FOR and WITHHOLD for Individual Voting of Directors and FOR all nominees and WITHHOLD VOTE from all nominees for Slate Voting.)

J. Appointment of Auditors

The second motion will be the Appointment of Auditors. Please insert the desired text below:

Appointment of Ernst & Young LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

(Please note allowable responses for the Appointment of Auditors are FOR and WITHHOLD).

K. Other Resolutions

If you are holding an Annual and Special Meeting, or simply a Special Meeting, please insert the text of the Resolutions below, numbered appropriately. The first non-Director, non-Auditor resolution will be Motion 3; in the case of Special Meetings, please renumber starting at 1.

Resolution text

3.	To receive and consider the Report to Shareholders containing the consolidated financial statements of the Company for the year ended December 31, 2006, together with the Report of the Auditors thereon, copies of which accompany this Notice;

4.	To set the number of Directors of the Company at five.

5.	To consider, and, if deemed advisable, approve, by way of disinterested shareholder approval, a resolution allowing the Directors to amend the Stock Option Plan;

6.

7.

8.

9.

L. Financial Statements Request

Instead of including a supplemental mail list card as a separate enclosure in your mailing, we can use the Form of Proxy to collect this information for any registered shareholders who wish to be placed on the supplemental mail list in accordance with National Instrument 54-102, to receive interim financial statements. A tick box under the Authorized Signature(s) line will be included to say "Mark this box if you would like to receive interim financial statements and accompanying management's discussion and analysis by mail." Please indicate by inserting an "X" in the appropriate box, or leave blank if you will be including separate cards in your mailing.

	YES
Include Interim Financials tick box	X

Many companies are now also soliciting input from their shareholders on whether they would like to decline to receive the Annual Report. A tick box under the Authorized Signature(s) line will be included to say "Mark this box if you would NOT like to receive the Annual Report and accompanying management's discussion and analysis by mail". Please indicate by inserting an "X" in the appropriate box, or leave blank if you will not ask this question and continue to mail Annual Reports to all registered shareholders.

	YES
Include Annual Report tick box	X

VANGOLD RESOURCES LTD.

Consolidated Financial Statements

December 31, 2005 and 2004

LANCASTER & DAVID

CHARTERED ACCOUNTANTS

Incorporated
Partners
David E. Lancaster, CA
Michael J. David, CA

AUDITOR'S REPORT

To the Shareholders of Vangold Resources Ltd.:

We have audited the consolidated balance sheets of Vangold Resources Ltd. as at December 31, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ Lancaster & David

CHARTERED ACCOUNTANTS

Vancouver, BC
April 21, 2006

Vancouver Office - Suite 510, 701 West Georgia Street, PO Box 10133, Vancouver, BC, Canada, V7Y 1C6 **Facsimile:** 604.602.0867
Telephone: 604.717.5526 **Email:** admin@lancasteranddavid.ca

VANGOLD RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS

		December 31, 2005	December 31, 2004
ASSETS			
CURRENT			
Cash and cash equivalents		$ 1,661,967	$ 353,906
Accounts receivable		442,430	70,865
Prepaid expenses		12,050	2,078
		2,116,447	426,849
OIL & GAS PROPERTIES	(Note – 3)	3,604,496	560,123
MINERAL PROPERTIES	(Note - 4)	1,726,828	1,484,364
PROPERTY & EQUIPMENT		34,934	15,064
INVESTMENT	(Note – 5)	1,301,311	809,020
		$8,784,016	**$3,295,420**
LIABILITIES			
CURRENT			
Accounts payable and accrued liabilities		$ 233,496	$ 123,413
Due to related parties		2,732	65,093
		236,228	188,506
ASSET RETIREMENT OBLIGATIONS		26,532	21,354
		262,760	209,860
SHAREHOLDERS' EQUITY			
SHARE CAPITAL	(Note - 7)	21,828,666	15,440,550
CONTRIBUTED SURPLUS		979,333	1,201,927
DEFERRED COMPENSATION		-	(376,278)
DEFICIT		(14,286,743)	(13,180,639)
		8,521,256	3,085,560
		$ 8,784,016	**$ 3,295,420**

Approved on Behalf of the Board

"Dal Brynelsen"
Director: Dal S. Brynelsen

"J. Michael Mackey"
Director: J. Michael Mackey

(The accompanying notes are an integral part of these consolidated financial statements)

VANGOLD RESOURCES LTD.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	Year Ended December 31, 2005	Year Ended December 31, 2004
REVENUE		
Petroleum revenue	$904,591	$220,715
Royalties	(203,377)	(47,525)
	701,214	173,190
Interest earned	28,438	17,858
	729,652	191,048
EXPENSES		
Operating	124,736	42,573
General and Administrative	1,174,608	832,519
Stock-based Compensation	160,164	693,502
Depletion and Depreciation	368,540	167,697
Equity Loss from Investment	7,708	12,083
	1,835,756	1,748,374
NET LOSS FOR THE YEAR	(1,106,104)	(1,557,326)
DEFICIT, BEGINNING OF YEAR	(13,180,639)	(11,623,313)
DEFICIT, END OF YEAR	$(14,286,743)	($13,180,639)
LOSS PER SHARE		
Basic and Diluted	($0.03)	($0.06)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		
Basic	40,768,000	26,910,000

(The accompanying notes are an integral part of these consolidated financial statements)

VANGOLD RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

CASH FLOWS PROVIDED BY (USED FOR)	Year Ended December 31, 2005	Year Ended December 31, 2004
OPERATING ACTIVITIES		
Net loss for the year	($1,106,104)	($1,557,326)
Adjust for items not involving cash:		
Depletion & depreciation	370,866	167,697
Stock-based compensation	160,164	693,502
Equity loss from investment	7,708	12,083
	(567,366)	(684,044)
NET CHANGES IN NON-CASH WORKING CAPITAL ITEMS		
Accounts receivable	(371,565)	7,065
Prepaid expenses	(9,972)	17,036
Due from related parties	-	5,660
Accounts payable	186,878	(16,626)
Payable to joint interest partners	(76,795)	18,929
Due to related parties	(62,361)	64,964
	(333,815)	97,028
	(901,181)	(587,016)
INVESTING ACTIVITIES		
Oil & gas properties	(3,399,902)	(523,172)
Mineral properties exploration	(115,464)	(1,072,606)
Purchase of Property & equipment	(30,029)	(6,762)
Investment	(499,999)	(485,103)
	(4,045,394)	(2,087,643)
FINANCING ACTIVITIES		
Proceeds from issue of share capital	6,254,636	1,532,834
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,308,061	(1,141,825)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	353,906	1,495,731
CASH AND CASH EQUIVALENTS, END OF YEAR	$1,661,967	$353,906
CASH AND CASH EQUIVALENTS		
Cash in Bank	643,101	245,470
Short Term Investments	1,018,866	108,436
	$1,661,967	$353,906
SUPPLEMENTARY CASH FLOW INFORMATION		
Income taxes paid	—	—
Interest paid	—	—

(The accompanying notes are an integral part of these consolidated financial statements)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of acquisition and exploration of mineral and oil and gas properties. The Company currently holds mineral property interests located in Canada, the United States, Uganda and Papua New Guinea, and oil and gas interests located in Canada and the United States.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize the carrying value of assets and discharge its liabilities in the normal course of business. The Company has never generated profitable operations and has accumulated losses of $14,286,743 since inception. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders and other related parties, its ability to obtain financing for the continuing exploration and development of its resource properties and the attainment of profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation
These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a consolidated basis and include the accounts of the Company and its wholly owned subsidiaries, Corning Energy, Inc. (a Nevada corporation), and 686614 BC Ltd. (a British Columbia corporation). All significant intercompany balances and transactions have been eliminated.

Estimates, assumptions and measurement uncertainty
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The amounts recorded for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Foreign currency translation
The consolidated financial statements are presented in Canadian dollars. The Company and its subsidiaries are considered to be integrated operations and the accounts are translated using the temporal method. Under this method, foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at their market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange during the year, except for depletion and depreciation, which are translated at the same rates of exchange as the related assets. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

Cash and cash equivalents
Cash equivalents consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when acquired. As at December 31, 2005, there was $1,018,866 in cash equivalents (2004 - $108,436).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments
The fair values of cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued liabilities, and due to related parties were estimated to approximate their carrying values due to the immediate or short term maturity of these financial instruments. The Company operates in Canada, United States, Uganda and Papau, New Guinea giving rise to significant exposure to market risks from changes in interest rates and foreign exchange rates. The financial risk is the risk to the Company's earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. Management does not believe the Company is exposed to significant credit or interest rate risks.

Property and equipment
Property and equipment are recorded at cost and are depreciated on the declining balance basis at the following rates: Computer hardware - 30% per annum; Office furniture - 20% per annum; Mining equipment - 20% per annum. The Company recognized depreciation of $10,159 (2004 - $4,041) for the year ended December 31, 2005.

Oil and gas properties
The Company follows the full cost method of accounting for oil and gas properties. Under this method, all costs associated with the acquisition of, exploration for and the development of petroleum and natural gas reserves are capitalized, recognizing one cost centre per country. The Company's oil and gas interests are held in two cost centres: Canada and the United States. Such costs include land acquisition costs, geological and geophysical expenses, costs of drilling both productive and non-productive wells and related overhead charges. Such costs do not necessarily reflect present values. Proceeds from the sale of oil and gas properties reduce capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion.

Costs directly associated with the acquiring and evaluating of unproved properties are initially excluded from the costs subject to depletion. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to the costs subject to depletion. The costs related to a cost centre from which there is production is depleted on the unit of production method based on estimated proven reserves. In applying the full cost method, the Company calculates a ceiling test which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proven oil and gas reserves, based on period end prices. If the net carrying cost of the oil and gas properties exceeds the ultimate recoverable amount, the cost centre is written down to its fair value using the expected present value approach. This approach incorporates risks and uncertainties in the expected future cash flows, which are discounted using a risk free rate. Substantially all oil and gas activities are conducted jointly with others and accordingly the accounts reflect only the Company's proportionate interest in such activities.

Mineral properties
The Company capitalizes the acquisition costs of mineral properties and related exploration and development costs. The amounts shown for mineral properties represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values. These costs will be amortized over the estimated productive lives of the properties upon commencement of commercial production using the unit-of-production method. Costs relating to mineral properties that are sold or abandoned are written off when such events occur or are written down to a nominal amount when management decides not to commit any further exploration or development of the property. Interests acquired under option agreements, whereby option payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from options granted are applied to the cost of the related property and any excess is included in earnings for the year. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

Impairment of long-lived assets
The Company follows the recommendations of CICA Handbook Section 3063, "*Impairment of Long-Lived Assets*". Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. The Company conducts its impairment test on long-lived assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment is recognized when the carrying amount of an asset to be held and used exceeds the undiscounted future net cash flows expected from its use and disposal. If there is an impairment, the impairment amount is measured as the amount by which the carrying amount of the asset exceeds its fair value, calculated using discounted cash flows when quoted market prices are not available.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset Retirement Obligation
The Company follows the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3110 "*Asset Retirement Obligations*". This section requires the recognition of the fair value of the obligation associated with the retirement of tangible long-lived assets be recorded in the period in which the liability is incurred, with a corresponding increase in the carrying value of the related asset. The liability is accreted over time for changes in the fair value of the liability through changes to accretion expenses. The costs capitalized to the related assets are depleted to earnings in a manner consistent with the underlying asset.

	Year Ended December 31, 2005	Year Ended December 31, 2004
Beginning asset retirement obligations	$ 21,354	$ -
Liabilities incurred	15,600	21,354
Deletions related to property disposals	(15,468)	-
Accretion	5,046	-
Total asset retirement obligations	$ 26,532	$ 21,354

Investments
The Company accounts for its investment in Kanon Resources Ltd. on the equity basis. Declines in market value are expensed when such declines are considered to be other than temporary.

Loss per share
The loss per share figures is calculated using the weighted average number of shares outstanding during the respective fiscal periods. Diluted loss per share is calculated using the Treasury Stock method which, for outstanding stock options and warrants, assumes that the proceeds to be received on the exercise of the stock options and warrants are applied to repurchase common shares at the average market price for the period, for purposes of determining the weighted average number of shares outstanding. Basic and diluted loss per share are the same as the inclusion of common share equivalents would be anti-dilutive.

Stock-based compensation plan
The Company grants stock options under a fixed stock option plan in accordance with the TSX Venture Exchange policies (Note 9). Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. Previously only share purchase options granted to non-employees followed this method and options granted to directors, officers and employees were not expensed. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of the grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

Income taxes
Income taxes are accounted for by the liability method of income tax allocation. Under this method, the income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at carrying values. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization. The Corporation establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future tax assets will not be realized. The Company has not recognized the income tax benefit of losses carried forward as they have been fully offset by a valuation allowance.

Reclassifications
Certain of the comparative figures have been reclassified to conform with the current year's presentation.

NOTE 3- OIL & GAS PROPERTIES

	December 31, 2005	December 31, 2004
UNITED STATES		
East Corning Property, California		
Carrying costs	$ 693,641	$ 676,909
Less depletion and amortization	(685,539)	(632,956)
	8,102	43,953
Henry Dome Gas Property, Texas		
Intangible drilling and completion costs	243,302	-
Total costs, United States	251,404	43,953
CANADA		
Killam North Oil Property, Alberta		
Intangible drilling and completion costs	1,283,784	300,139
Other costs	150,868	45,765
Unexpended advances	361,445	120,266
	1,796,097	466,170
Less depletion and amortization	(45,000)	-
	1,751,097	466,170
Gladius Deep Basin Gas Property, Alberta		
Prospect fee	50,000	50,000
Antelope Lake Gas Property, Alberta		
Intangible drilling and completion costs	203,749	-
Less depletion and amortization	(203,749)	-
	-	-
Chigwell Gas Property, Alberta		
Intangible drilling and completion costs	176,514	-
Sarcee Gas Property, Alberta		
Intangible drilling and completion costs	866,862	-
Strachan Field Gas Property, Alberta		
Intangible drilling and completion costs	403,342	-
Alder Flats Gas Property, Alberta		
Intangible drilling and completion costs	67,160	-
Less depletion and amortization	(67,160)	-
	-	-
Ferrier, Alberta		
Lease costs	89,677	-
Total costs, Canada	3,353,092	516,170
TOTAL	$ 3,604,496	$ 560,123

NOTE 3 - OIL & GAS PROPERTIES (continued)

United States

California, USA
The Company entered into an agreement dated April 15, 2002, with Olympic Resources (Arizona) Ltd. ("Olympic") to participate in the drilling and casing of test wells located in Tehama County, California known as the East Corning Property. The Company through its wholly owned subsidiary Corning Energy Inc., have working interests ranging from 3.75% to 11.75% in a multiple well drill program.

Texas, USA
The Company entered into a Participation Agreement through its wholly owned subsidiary, Corning Energy Inc. with PB Energy USA, Inc. dated February 1, 2005, to earn a 7.5% interest in the Henry Dome Gas Prospect, located three miles northwest of Tilden, Texas.

Canada

Alberta Canada
The Company entered into a Farmout Agreement, as amended, in 2004, with the Alberta-based oil & gas company, Culane Energy Corp. to participate in drilling and casing a test well located in the Killam Area, Alberta. The Company earned a 26.25% working interest in the project by contributing 52.5% of the costs associated with the first oil well. The Company will earn a 26.25% interest in subsequent wells by contributing 26.25% of the costs. A finders fee of 114,522 shares was paid in connection with this project.

The Company entered into Farmout Agreement in 2004 with an Alberta based oil & gas company, Gladius Energy Inc. to participate in drilling a high impact natural gas well located in the Deep Basin of the Alberta Foothills. The Company will earn a 21% interest in the test well after paying 35% of the cost. A $50,000 non-refundable prospect fee was paid on execution of the agreement and a further non-refundable equalization fee of $335,000 is payable upon Gladius Energy Inc. providing evidence of licensing of the test well. A yet to be negotiated finders fee is payable in connection with this project.

The Company entered into a Participation and Farm-in Agreement, dated February 28, 2005, to drill two test wells in the Antelope Lake Area, Alberta. The Company will pay 25% of the cost to earn a 15% net interest after payout in the first well, and will pay 20.315% of costs to earn a 12.1875% interest after payout in the second well. This property was abandoned in 2005.

The Company entered into a Participation and Farm-in Agreement, dated February 21, 2005, to drill a test well in the Chigwell Area of Alberta. The Company will pay 11.25% of costs to earn a 6.5% interest in the well.

The Company entered into a Participation Agreement dated June 9, 2005, with Arapahoe Energy Corporation, to drill a test well on the Sarcee Indian Reserve, west of the city of Calgary, Alberta. The Company will pay 10% of actual costs to earn a 6% interest.

The Company entered into a Farm-in Agreement, dated June 13, 2005, with Highview Resources Ltd. to drill a test well in the Strachan Field near Rocky Mountain House, Alberta. The Company will pay 9.77% of costs to earn a 9.166% interest.

The Company entered into an agreement dated August 18, 2005 to participate in the recompletion of a Viking Formation gas well at Alder Flats, Pembina area of Alberta. The Company will earn a 6% working interest. This property was abandoned in 2005.

The Company entered into an agreement dated November 2, 2005 to participate in the acquisition of P & NG Lease in the Ferrier Area of Alberta. The Company paid $89,522 for a 17% interest in the lease.

NOTE 4 – MINERAL PROPERTIES

	December 31, 2005						December 31, 2004				
	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Uganda	Total	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Total
ACQUISITION COSTS											
Balance, beginning of year	$54,650	$1	$9,028	$176,000	$ -	$239,679	$48,650	$1	$9,028	$112,000	$169,679
Incurred, during year	-	-	-	76,000	74,343	150,343	6,000	-	-	64,000	70,000
Balance, end of year	54,650	1	9,028	252,000	74,343	390,022	54,650	1	9,028	176,000	239,679
EXPLORATION EXPENDITURES											
Aircraft charters	-	-	-	431	-	431	-	-	-	69,849	69,849
Assays	-	-	-	-	-	-	-	-	-	29,384	29,384
Drilling	-	-	-	-	-	-	-	-	-	534,654	534,654
Equipment rental	-	-	-	-	-	-	-	-	-	46,995	46,995
Field costs	-	-	-	430	-	430	-	-	-	124,251	124,251
Field wages	-	-	-	7,485	37,583	45,068	-	-	-	101,322	101,322
Food, travel & lodging	-	-	-	-	-	-	-	-	-	23,514	23,514
Geological consulting	-	-	-	-	21,820	21,820	-	-	-	10,242	10,242
Geophysics	-	-	-	1,170	-	1,170	-	-	-	7,665	7,665
Professional fees	639	-	-	-	2,942	3,581	12,072	-	-	-	12,072
Operators fees	-	-	-	1,517	-	1,517	-	-	-	102,912	102,912
Staking & other costs	2,404	2,716	3,776	1,744	4,357	14,997	1,074	2,114	4,233	-	7,421
Tenement costs	-	-	-	3,107	-	3,107	-	-	-	2,324	2,324
	3,043	2,716	3,776	15,884	66,702	92,121	13,146	2,114	4,233	1,053,112	1,072,605
Balance, beginning of year	67,902	12,724	7,693	1,156,366	-	1,244,685	54,757	10,610	3,460	103,254	172,080
Balance, end of year	70,945	15,440	11,469	1,172,250	66,702	1,336,806	67,902	12,724	7,693	1,156,366	1,244,685
TOTAL	$125,595	$15,441	$20,497	$1,424,250	$141,045	$1,726,828	$122,552	$12,725	$16,721	$1,332,366	$1,484,364

NOTE 4 - MINERAL PROPERTIES (continued)

North Belt Property, Rossland, British Columbia

The Company has a 100% interest in 8 mineral claims, of which 5 are subject to a 2% NSR royalty and 2 are subject to a 4% NSR royalty, and a 50% interest in 11 mineral claims subject to a 4% NSR royalty. The Company also owns 38 acres of real property.

By agreement dated February 24, 2003, the Company acquired all rights, title and interest in and to certain Crown Granted Mineral claims and surface rights included in the North Belt Property. As consideration, the Company issued 100,000 common shares at $0.21 per share. The Company also agreed to a 5% NSR on future production.

The Company completed a mineral property agreement with Teck Cominco Metals Ltd. for the purchase of a 100% interest, subject to a 2% NSR, in 9 Crown Granted Mineral claims at Rossland B.C. The Company issued 50,000 common shares at $0.21 per share.

During the year ended December 31, 2004, the Company staked a group of claims in the Trail Mining Division, British Columbia, known as the Gertrude claims. A third party opposed the staking, and the Company utilized all mandated appeal processes to retain the claims, but was unsuccessful. Accordingly, the legal costs associated with the Gertrude claims of $12,072 have been included with exploration expenditures.

By agreement dated September 15, 2004, between Teck Cominco Metals Ltd., Landore Resources Inc., and the Company, the Company acquired a 100% interest in 3 Crown Granted Mineral claims located at Rossland B.C. As consideration, the Company issued 20,000 common shares at $0.30 per share. The claims are subject to a 2% NSR royalty.

South Belt Property, Rossland, British Columbia

The Company has a 100% interest, subject to a 2% NSR royalty, in 66 mineral claims.

The Company entered into an Option and Joint Venture Letter Agreement with a private company (the "Optionee") that has a director in common with the Company to facilitate the exploration of the South Belt Property. Under the terms of the agreement, the Optionee must expend $1,850,000 in exploration expenditures and issue 800,000 shares to the Company in installments through July 31, 2008 to earn a 70% interest in the mineral claim.

Gallagher Gold Project, Nevada USA

The Company acquired by staking a 100% interest in 24 contiguous unpatented mineral claims in White Pine County, Nevada.

Feni Island, Papua New Guinea

The Company entered into an agreement dated February 5, 2003, (amended June 10, 2003) to option a 75% undivided interest in the Feni Gold Project located in New Ireland Province, Papua New Guinea. The property is subject to a 1% NSR royalty. The Company may, at its sole election, exercise the option in stages by making the following exploration expenditures and issuing common shares;

> **Stage 1**: Expending a minimum of $250,000 on exploration in the 15 months from date of agreement (expended) and issuing 200,000 common shares (issued).
>
> **Stage 2**: Expending an additional $250,000 on exploration, including drilling, prior to September 26, 2004 (expended), and issuing an additional 200,000 common shares (issued).
>
> **Stage 3**: Pursuant to an amendment to the agreement dated March 15, 2005, the Company will expend a further $100,000 during 2005, $50,000 on signing of the agreement and $50,000 on June 30, 2005, and issue a further 200,000 common shares. The Company fulfilled the foregoing and a 50% interest in the mineral property vested to the Company.
>
> **Stage 4**: Pursuant to an amendment to the agreement dated March 15, 2005, the Company will expend an additional $1,260,000 on exploration prior to December 31, 2006, and to issue an additional 200,000 common shares by December 31, 2006. After fulfilling these obligations a further 25% interest in the mineral property will vest to the Company for a total of 75% interest.

Uganda, Africa

By agreements dated July 11 and October 7, 2005, the Company entered into an option agreement with Rwenzori Copper and Nickel Mines Ltd., a Ugandan company, to earn a 100% interest in seven copper-cobalt prospects in West Uganda. As consideration for the option the company will pay 100% of exploration costs, a minimum of $20,000 US per year for three years, has issued 150,000 common shares, with a further 100,000 common shares to be issued in 2006 and 2007

NOTE 5 - INVESTMENT

The Company and New Guinea Gold ("NGG") completed a Share Purchase Agreement on February 13, 2004 for the acquisition of the shares of Kanon Resources Ltd ("Kanon"). The Company and NGG each hold a 50% interest in Kanon. The Company and NGG each made a cash payment of $70,000 and issued 3,000,000 common shares (1,600,000 common shares of the Company and 1,400,000 common shares of NGG) to the vendors.

	December 31, 2005	December 31, 2004
Carrying Value of Kanon Investment		
Cash	$70,000	$70,000
1,600,000 common shares issued	336,000	336,000
	406,000	406,000
Deduct 50% of Kanon operating loss	(19,791)	(12,083)
	386,209	393,917
Cash Advances	915,102	415,103
	$1,301,311	**$809,020**

Kanon Resources Ltd. has carried out exploration on six projects, the Company's proportionate share of the expenditures by project are as follows:

	December 31, 2005	December 31, 2004
Bismark Project	$87,133	$23,120
Mr. Allemata Project	273,881	77,878
Fergusson Project	32,321	20,561
Mr. Nakru	177,835	-
Yup River Project	54,574	15,576
Mt. Penck Project	329,477	150,968
	$955,221	**$288,103**

NOTE – 6 RELATED PARTY TRANSACTIONS

During the year ended December 31, 2005, the Company incurred the following amounts to directors: management and consulting fees of $267,000 (2004 – $239,300) reimbursement of general and administrative expense of $17,117 (2004-$81,003). At December 31, 2005, $2,732 (2004 – $65,093) was owing to directors. These transactions are in the normal course of business at the exchange amount, which is the amount established and agreed to by the parties.

NOTE – 7 SHARE CAPITAL

Authorized: Unlimited common shares without par value

Issued:	SHARES	VALUE
Balance December 31, 2003	**21,438,947**	**$13,468,451**
Issued during the year		
By exercise of share purchase warrants	4,990,000	1,448,410
By private placement, net of issue cost	154,399	59,081
By exercise of stock options	137,883	35,353
For acquisition of property	1,961,552	439,274
Less cost of financing	-	(50,000)
Balance December 31, 2004	**28,682,721**	**15,440,550**
Issued during the year		
By private placements, net of issue costs	25,792,099	5,861,740
By exercise of share purchase warrants	1,600,417	403,896
By exercise of stock options	30,000	15,480
For acquisition of property	350,000	127,000
Share subscriptions receivable	-	(20,000)
Balance December 31, 2005	**56,455,237**	**$21,828,666**

The Company completed the following non-brokered private placements during the year ended December 31, 2005;

1. 10,077,071 units at a price of $0.20 per unit Each unit consists of one share and on non-transferable share purchase warrant, exercisable for a period of one year at a price of $0.25 per share.
2. 2,000,000 units at a price of $0.20 per unit. Each unit consists of one share and one one-transferable share purchase warrant, exercisable for a period of one year at a price of $0.30 per share.
3. 770,000 units at a price of $0.26 per unit. Each unit consists of one share and one non-transferable share purchase warrant, exercisable for a period of one year at a price of $0.34 per share.
4. 4,060,000 units at a price of $0.25 per unit. Each unit consists of one share and one non-transferable share purchase warrant, exercisable for a period of one year at a price of $0.30 per share.
5. 8,885,028 units at a price of $0.25 per unit, Each unit consists of one share and one non transferable share purchase warrant exercisable for a period of one year at a price of $0.35 per share.

The Company completed the following non-brokered private placements during the year ended December 31, 2004;

1. 37,218 units at a price of $0.65 per unit. Each unit consists of one share and one-half non transferable share purchase warrant exercisable for a period of one year at a price of $0.80 per share. The warrants expired subsequent to December 31, 2004 without exercise.
2. 117,121 units at a price of $0.30 per unit. Each unit consists of one share and a one-half non-transferable share purchase warrant exercisable for a period of one year at a price of $0.35 per share.

NOTE – 7 SHARE CAPITAL (continued)

Share Purchase Warrants

A summary of the changes in the Company's stock purchase warrants is presented below:

	Year ended December 31, 2005		Year ended December 31, 2004	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of year	**1,077,169**	**$ 0.57**	**7,675,000**	**$ 0.35**
Issued	25,792,099	0.30	77,169	0.46
Exercised	(1,600,417)	0.25	(4,990,000)	0.30
Expired	(1,039,252)	0.58	(1,685,000)	0.35
Balance, end of year	**24,229,599**	**$ 0.30**	**1,077,169**	**$ 0.57**

As at December 31, 2005 the following share purchase warrants are outstanding:

Number	Price	Expiry
8,514,571	$0.25	February 2006
2,000,000	$0.30	February 2006
770,000	$0.34	March 2006
3,060,000	$0.30	August 2006
700,000	$0.30	September 2006
300,000	$0.30	October 2006
8,885,028	$0.35	November 2006

NOTE 8 – STOCK OPTION PLAN

The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the TSX Venture Exchange. The Board of Directors is authorized to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of the issued and outstanding common shares to a maximum of 7,000,000 shares. The number of options granted might exceed 10% of the outstanding shares at the time of granting the options. The exercise prices of options granted shall not be less than the fair market value of the common shares on the date of grant and the exercise period shall not exceed 5 years from the date the option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant or 2% if the optionee is a consultant or employed in an investor relations capacity.

The fair value of the options granted during the year was estimated at the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions: Dividend yield of 0%; risk-free interest of 3.2%; expected volatility 97% and expected life of 3 years. During the year ended December 31, 2005 the Company recognized stock based compensation of $300,607 (2004 - $693,502). The weighted average fair value of stock options granted during the year ended December 31, 2005 was $0.77 (2004 - $0.40). During the year ended December 31, 2005 $6,480 (2004 - $nil) was credited to share capital in respect of stock options exercised.

NOTE 8 – STOCK OPTION PLAN (continued)

A summary of changes in the Company's stock options is presented below:

	Year ended December 31, 2005		Year ended December 31, 2004	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of year	**4,450,000**	**$0.26**	**1,765,060**	**$0.21**
Granted	1,950,000	$0.32	2,980,540	$0.30
Exercised	(30,000)	$0.30	(137,883)	$0.26
Forfeited/ Cancelled	(520,000)	$0.30	(157,717)	$0.30
Balance, end of year	**5,850,000**	**$0.28**	**4,450,000**	**$0.26**

Exercise Price	Weighted Average Remaining Contractual Life (in years)	December 31, 2005 Outstanding	December 31, 2005 Exercisable
$0.10	0.35	350,000	350,000
$0.22	2.27	1,119,460	1,119,460
$0.30	3.20	3,680,540	2,638,873
$0.35	3.78	700,00	-
		5,850,000	4,108,333

NOTE 9 – SEGMENTED INFORMATION

The Company is primarily engaged in mining exploration and oil & gas activities in Canada, Papua New Guinea, Uganda and the United States.

Segmented operations and identifiable assets are as follows:

	Year Ended December 31, 2005	Year Ended December 31, 2004
(LOSS) INCOME FROM OPERATIONS		
Canada	($1,300,023)	($1,1492,653)
Papua New Guinea	(7,708)	(12,083)
Uganda	-	-
United States	201,627	52,590
	($1,106,104)	**($1,557,326)**

NOTE 9 – SEGMENTED INFORMATION (continued)

	December 31, 2005	December 31, 2004
IDENTIFIABLE ASSETS		
Canada	$5,789,868	$980,854
Papua New Guinea	2,725,561	2,141,385
Uganda	141,045	-
United States	127,542	173,181
	$8,784,016	$3,295,420

NOTE 10 – COMITTMENT

The Company is committed under a lease agreement for office premises expiring June 30, 2009 in the amount of $27,423 per annum, increasing to $28,989 per annum effective July 1,2006. Future minimum annual lease payments are as follow:

2006	$ 28,206
2007	28,989
2008	28,989
2009	14,495
	$ 100,679

NOTE 11 – SUBSEQUENT EVENTS

a) The Company incurred costs of $491,268 subsequent to December 31, 2005 on the Killam North oil project to complete the drilling program.

b) The Company issued 11,264,571 shares upon the exercise of 11,264,571 share purchase warrants at prices ranging from $0.25 per share to $0.34 per share for total cash proceeds of $2,998,443.

c) The Company issued 259,998 common shares upon the exercise of 150,000 stock options at $0.22 per share for cash proceeds of $33,000 and 109,998 stock options at $0.30 per share for cash proceeds of $32,999.

d) The Company optioned five gold mineral licenses covering 60 square kilometres, known as the Kilembe Prospect, located in Uganda. The Company will issue 100,000 common shares and finance exploration to earn a 100% interest in the prospect. The Company acquired an additional four licenses covering 187.5 square kilometres in the Kilo Moto gold region.

e) The Company acquired an additional 291 square kilometres in mineral licenses located in Uganda at Kafunzo another extension of the Kabanga nickel belt.

f) The Company granted 100,000 stock options to a consultant exercisable for a period of three years at a price of $0.35 per share.

VANGOLD RESOURCES LTD.

Consolidated Financial Statements

(Unaudited, Prepared by Management)

March 31, 2006 and 2005

VANGOLD RESOURCES LTD.
INTERIM CONSOLIDATED BALANCE SHEET
(Unaudited-prepared by management)

		March 31, 2006	December 31, 2005
	ASSETS		
CURRENT			
Cash and cash equivalents		$3,972,564	$1,661,967
Accounts receivable		472,696	442,430
Prepaid expenses		7,053	12,050
		$4,452,313	$2,116,447
Oil & Gas properties	(Note – 3)	4,156,931	3,604,496
Mineral Properties	(Note - 4)	1,796,381	1,726,828
Property & Equipment		42,007	34,934
Investment	(Note – 5)	1,451,312	1,301,311
		$11,898,944	**$8,784,016**
	LIABILITIES		
CURRENT			
Accounts payable and accrued liabilities		$17,868	$233,496
Due to related parties		-	2,732
		$17,868	236,228
ASSET RETIREMENT OBLIGATIONS		70,377	26,532
		$88,245	$262,760
SHAREHOLDERS' EQUITY			
Share capital	(Note - 7)	25,008,935	21,828,666
Contributed Surplus		1,003,458	979,333
Deficit		(14,201,694)	(14,286,743)
		$11,810,699	8,521,256
		$11,898,944	**$8,784,016**

Approved on Behalf of the Board:

"Dal S. Brynelsen"
Director: Dal S. Brynelsen

"J. Michael Mackey"
Director: J. Michael Mackey

(The accompanying notes are an integral part of these consolidated financial statements)

VANGOLD RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT
(Unaudited-prepared by management)

	Three months Ended March 31, 2006	Three months Ended March 31, 2005
REVENUE		
Petroleum revenue	$931,595	$95,207
Royalties	(295,384)	(21,677)
	636,211	75,530
Interest earned	17,169	5,676
	$653,380	**$79,206**
EXPENSES		
Operating	74,896	22,034
General and Administrative	334,312	205,400
Stock-based Compensation	73,443	63,850
Depletion and Depreciation	85,690	11,734,
	568,341	**303,018**
NET INCOME (LOSS) FOR THE PERIOD	85,039	(223,812)
DEFICIT, BEGINNING OF PERIOD	(14,286,743)	(13,180,639)
DEFICIT, END OF PERIOD	($14,201,704)	($13,404,451)
INCOME (LOSS) PER SHARE		
Basic and Diluted	$0.001	($0.01)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		
Basic	66,812,000	39,347,000
Diluted	80,278,000	43,878,000

(The accompanying notes are an integral part of these consolidated financial statements)

VANGOLD RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited-prepared by management

CASH FLOWS PROVIDED BY (USED FOR)	Three months Ended March 31, 2006	Three months Ended March 31, 2005
OPERATING ACTIVITIES		
Net income (loss) for the period	$85,039	($223,812)
Adjust for items not involving cash:		
Depletion & depreciation	85690	11734
Stock-based compensation	74,443	63,850
	245,172	(148,228)
NET CHANGES IN NON-CASH WORKING CAPITAL ITEMS		
Accounts receivable	(30,266)	(23,839)
Prepaid expenses	4,997	(10,581)
Accounts payable	(215,628)	(57,379)
Payable to joint interest partners	-	(25,372)
Due to related parties	(2,732)	(69,982)
	(243,629)	(180,153)
	1,543	**(328,381)**
INVESTING ACTIVITIES		
Oil & gas properties	(641,154)	(327,690)
Mineral properties exploration	(69,553)	(86,960)
Purchase of Property & equipment	(10,508)	(2,486)
Investment	(150,000)	(215,083)
	(871,215)	(632,219)
FINANCING ACTIVITIES		
Proceeds from issue of share capital	3,180,269	2,696,203
INCREASE (DECREASE) IN CASH AND EQUIVALENTS	2,310,597	1,754,565
Cash Equivalents, beginning of period	1,661,967	353,906
Cash Equivalents, end of period	$3,972,564	$2,108,471
CASH AND CASH EQUIVALENTS		
Cash in Bank	396,713	204,358
Short Term Investments	3,575,851	1,904,113
	$3,972,564	**$2,108,471**
SUPPLEMENTARY CASH FLOW INFORMATION		
Income taxes paid	—	—
Interest paid	—	—

(The accompanying notes are an integral part of these consolidated financial statements)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of acquisition and exploration of mineral and oil and gas properties. The Company currently holds mineral property interests located in Canada, the United States and Papua New Guinea, and oil and gas interests located in Canada and the United States.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize the carrying value of assets and discharge its liabilities in the normal course of business. The Company has never generated profitable operations and has accumulated losses of $14,201,704 since inception. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders and other related parties, its ability to obtain financing for the continuing exploration and development of its resource properties and the attainment of profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation
These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a consolidated basis and include the accounts of the Company and its wholly owned subsidiaries, Corning Energy, Inc. (a Nevada corporation), and 686614 BC Ltd. (a British Columbia corporation). All significant intercompany balances and transactions have been eliminated.

Estimates, assumptions and measurement uncertainty
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The amounts recorded for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Foreign currency translation
The consolidated financial statements are presented in Canadian dollars. The Company and its subsidiaries are considered to be integrated operations and the accounts are translated using the temporal method. Under this method, foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at their market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange during the year, except for depletion and depreciation, which are translated at the same rates of exchange as the related assets. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

Cash and cash equivalents
Cash equivalents consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when acquired. As at March31,2006 there was $ 3,575,851 in cash equivalents (2005) $1,904,113.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments
The fair values of cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued liabilities, and due to related parties were estimated to approximate their carrying values due to the immediate or short term maturity of these financial instruments. The Company operates in Canada, United States, Uganda and Papua New Guinea giving rise to significant exposure to market risks from changes in interest rates and foreign exchange rates. The financial risk is the risk to the Company's earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. Management does not believe the Company is exposed to significant credit or interest rate risks.

Property and equipment
Property and equipment are recorded at cost and are depreciated on the declining balance basis at the following rates: Computer hardware - 30% per annum; Office furniture - 20% per annum; Mining equipment - 20% per annum. The Company recognized depreciation of $3,435 (2005 - $ 974) for the three months ended March 31, 2006.

Oil and gas properties
The Company follows the full cost method of accounting for oil and gas properties. Under this method, all costs associated with the acquisition of, exploration for and the development of petroleum and natural gas reserves are capitalized, recognizing one cost centre per country. The Company's oil and gas interests are held in two cost centres: Canada and the United States. Such costs include land acquisition costs, geological and geophysical expenses, costs of drilling both productive and non-productive wells and related overhead charges. Such costs do not necessarily reflect present values. Proceeds from the sale of oil and gas properties reduce capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion.

Costs directly associated with the acquiring and evaluating of unproved properties are initially excluded from the costs subject to depletion. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to the costs subject to depletion. The costs related to a cost centre from which there is production is depleted on the unit of production method based on estimated proven reserves. In applying the full cost method, the Company calculates a ceiling test which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proven oil and gas reserves, based on period end prices. If the net carrying cost of the oil and gas properties exceeds the ultimate recoverable amount, the cost centre is written down to its fair value using the expected present value approach. This approach incorporates risks and uncertainties in the expected future cash flows, which are discounted using a risk free rate. Substantially all oil and gas activities are conducted jointly with others and accordingly the accounts reflect only the Company's proportionate interest in such activities.

Mineral properties
The Company capitalizes the acquisition costs of mineral properties and related exploration and development costs. The amounts shown for mineral properties represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values. These costs will be amortized over the estimated productive lives of the properties upon commencement of commercial production using the unit-of-production method. Costs relating to mineral properties that are sold or abandoned are written off when such events occur or are written down to a nominal amount when management decides not to commit any further exploration or development of the property. Interests acquired under option agreements, whereby option payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from options granted are applied to the cost of the related property and any excess is included in earnings for the year. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

Impairment of long-lived assets
The Company follows the recommendations of CICA Handbook Section 3063, "*Impairment of Long-Lived Assets*". Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. The Company conducts its impairment test on long-lived assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment is recognized when the carrying amount of an asset to be held and used exceeds the undiscounted future net cash flows expected from its use and disposal. If there is an impairment, the impairment amount is measured as the amount by which the carrying amount of the asset exceeds its fair value, calculated using discounted cash flows when quoted market prices are not available.

Asset Retirement Obligation

The Company follows the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3110 "*Asset Retirement Obligations*". This section requires the recognition of the fair value of the obligation associated with the retirement of tangible long-lived assets be recorded in the period in which the liability is incurred, with a corresponding increase in the carrying value of the related asset. The liability is accreted over time for changes in the fair value of the liability through changes to accretion expenses. The costs capitalized to the related assets are depleted to earnings in a manner consistent with the underlying asset.

	Three months Ended March 31, 2006	Three months Ended March 31, 2005
Beginning asset retirement obligations	$ 26,532	$21,354
Liabilities incurred	42,200	-
Accretion	1,645	-
Total asset retirement obligations	$ 70,377	$ 21,354

Investments

The Company accounts for its investment in Kanon Resources Ltd. on the equity basis. Declines in market value are expensed when such declines are considered to be other than temporary.

Loss per share

The loss per share figures is calculated using the weighted average number of shares outstanding during the respective fiscal periods. Diluted loss per share is calculated using the Treasury Stock method which, for outstanding stock options and warrants, assumes that the proceeds to be received on the exercise of the stock options and warrants are applied to repurchase common shares at the average market price for the period, for purposes of determining the weighted average number of shares outstanding. Basic and diluted loss per share are the same as the inclusion of common share equivalents would be anti-dilutive.

Stock-based compensation plan

The Company grants stock options under a fixed stock option plan in accordance with the TSX Venture Exchange policies (Note 9). Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. Previously only share purchase options granted to non-employees followed this method and options granted to directors, officers and employees were not expensed. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of the grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

Income taxes

Income taxes are accounted for by the liability method of income tax allocation. Under this method, the income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at carrying values. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization. The Corporation establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future tax assets will not be realized. The Company has not recognized the income tax benefit of losses carried forward as they have been fully offset by a valuation allowance.

Reclassifications

Certain of the comparative figures have been reclassified to conform with the current periods' presentation.

NOTE 3- OIL & GAS PROPERTIES

	March 31, 2006	December 31 2005
UNITED STATES		
East Corning Property, California		
Carrying costs	$723,487	$ 693,641
Less depletion and amortization	685,539)	(685,539)
	37,948	8,102
Henry Dome Gas Property, Texas		
Intangible drilling and completion costs	243,302	243,302
Total costs, United States	281,250	251,404
CANADA		
Killam North Oil Property, Alberta		
Intangible drilling and completion costs	2,153,507	1,283,784
Other costs	226,474	150,868
Unexpended advances	-	361,445
	2,379,981	1,796,097
Less depletion and amortization	(116,649)	(45,000)
	2,263,332	1,751,097
Gladius Deep Basin Gas Property, Alberta		
Prospect fee	50,000	50,000
Chigwell Gas Property, Alberta		
Intangible drilling and completion costs	176,514	176,514
Sarcee Gas Property, Alberta		
Intangible drilling and completion costs	878,974	866,862
Strachan Field Gas Property, Alberta		
Intangible drilling and completion costs	417,184	403,342
Ferrier, Alberta		
Lease costs	89,677	89,677
Total costs, Canada	3,875,681	3,353,092
TOTAL	$ 4,156,931	$ 3,604,496

NOTE 3 - OIL & GAS PROPERTIES CONTINUED

United States

California, USA
The Company entered into an agreement dated April 15, 2002, with Olympic Resources (Arizona) Ltd. ("Olympic") to participate in the drilling and casing of test wells located in Tehama County, California known as the East Corning Property. The Company through its wholly owned subsidiary Corning Energy Inc., have working interests ranging from 3.75% to 11.75% in a multiple well drill program.

Texas, USA
The Company entered into a Participation Agreement through its wholly owned subsidiary, Corning Energy Inc. with PB Energy USA, Inc. dated February 1, 2005, to earn a 7.5% interest in the Henry Dome Gas Prospect, located three miles northwest of Tilden, Texas.

Canada

Alberta Canada
The Company entered into a Farmout Agreement, as amended, in 2004, with the Alberta-based oil & gas company, Culane Energy Corp. to participate in drilling and casing a test well located in the Killam Area, Alberta. The Company earned a 26.25% working interest in the project by contributing 52.5% of the costs associated with the first oil well. The Company will earn a 26.25% interest in subsequent wells by contributing 26.25% of the costs. A finders fee of 114,522 shares was paid in connection with this project.

The Company entered into Farmout Agreement in 2004 with an Alberta based oil & gas company, Gladius Energy Inc. to participate in drilling a high impact natural gas well located in the Deep Basin of the Alberta Foothills. The Company will earn a 21% interest in the test well after paying 35% of the cost. A $50,000 non-refundable prospect fee was paid on execution of the agreement and a further non-refundable equalization fee of $335,000 is payable upon Gladius Energy Inc. providing evidence of licensing of the test well. A yet to be negotiated finders fee is payable in connection with this project.

The Company entered into a Participation and Farm-in Agreement, dated February 21, 2005, to drill a test well in the Chigwell Area of Alberta. The Company will pay 11.25% of costs to earn a 6.5% interest in the well.

The Company entered into a Participation Agreement dated June 9, 2005, with Arapahoe Energy Corporation, to drill a test well on the Sarcee Indian Reserve, west of the city of Calgary, Alberta. The Company will pay 10% of actual costs to earn a 6% interest.

The Company entered into a Farm-in Agreement, dated June 13, 2005, with Highview Resources Ltd. to drill a test well in the Strachan Field near Rocky Mountain House, Alberta. The Company will pay 9.77% of costs to earn a 9.166% interest.

The Company entered into an agreement dated November 2, 2005 to participate in the acquisition of P & NG Lease in the Ferrier Area of Alberta. The Company paid $89,522 for a 17% interest in the lease.

NOTE 4 – MINERAL PROPERTIES

	March 31, 2006						December 31, 2005					
	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Uganda	Total	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Uganda	Total
ACQUISITION COSTS												
Balance, beginning of period	$54,650	$1	$9,028	$252000	$74,343	$390,022	$54650	$1	$9,028	$176,000	$-	$236,679
Incurred, during period	-	-	-	-	24,465	24,465	-	-	-	76,000	$74,343	150,343
Balance, end of period	**$54,650**	**$1**	**$9,028**	**$252,000**	**$98,808**	**$414,487**	**$54,650**	**$1**	**$9,028**	**$252,000**	**$74,343**	**$390,022**
EXPLORATION EXPENDITURES												
Aircraft charters	-	-	-	-	-	-	-	-	-	431	-	431
Assays	-	-	-	-	-	-	-	-	-	-	-	-
Drilling	-	-	-	-	-	-	-	-	-	-	-	-
Equipment rental	-	-	-	-	-	-	-	-	-	-	-	-
Field costs	-	-	-	-	-	-	-	-	-	430	-	430
Field wages	-	-	-	-	-	-	-	-	-	7485	37,583	45,068
Food, travel & lodging	-	-	-	-	23,794	23,794	-	-	-	-	-	-
Geological consulting	-	-	-	-	5,950	5,950	-	-	-	-	21,820	21,820
Geophysics	-	-	-	-	-	-	-	-	-	1,170	-	1,170
Professional fees	-	-	-	-	15,000	15,000	639	-	-	-	2,942	3,581
Operators fees	-	-	-	-	-	-	-	-	-	1,517	-	1,517
Staking & other costs	-	-	-	344	-	344	2,404	2,716	3,776	1,744	4,357	14,997
Tenement Costs	-	-	-	-	-	-	-	-	-	3,107	-	3,107
	-	-	-	344	44,744	45,088	13,146	2,114	4,233	1,053,112	66,702	92,121
Balance, beginning of period	70,945	15,440	11,469	1,172,250	66,702	1,336,806	54,757	10,610	3,460	103,254	-	1,244,685
Balance, end of period	**70,945**	**15,440**	**11,469**	**1,172,594**	**111,446**	**1,381,894**	**67,902**	**12,724**	**7,693**	**1,156,366**	**66,702**	**1,336,806**
TOTAL	**$125,595**	**$15,441**	**$20,497**	**$1,424,594**	**$210,251**	**$1,796,381**	**$122,552**	**$12,725**	**$16,721**	**$1,332,366**	**$141,045**	**$1,726,828**

NOTE 4 - MINERAL PROPERTIES (CONTINUED)

North Belt Property, British Columbia

The Company has a 100% interest in 8 mineral claims, of which 5 are subject to a 2% NSR royalty and 2 are subject to a 4% NSR royalty, and a 50% interest in 11 mineral claims subject to a 4% NSR royalty. The Company also owns 38 acres of real property.

By agreement dated February 24, 2003, the Company acquired all rights, title and interest in and to certain Crown Granted Mineral claims and surface rights included in the North Belt Property. As consideration, the Company issued 100,000 common shares at $0.21 per share. The Company also agreed to a 5% NSR on future production.

The Company completed a mineral property agreement with Teck Cominco Metals Ltd. for the purchase of a 100% interest, subject to a 2% NSR, in 9 Crown Granted Mineral claims at Rossland B.C. The Company issued 50,000 common shares at $0.21 per share.

During the year ended December 31, 2004, the Company staked a group of claims in the Trail Mining Division, British Columbia, known as the Gertrude claims. A third party opposed the staking, and the Company utilized all mandated appeal processes to retain the claims, but was unsuccessful. Accordingly, the legal costs associated with the Gertrude claims of $12,072 have been included with exploration expenditures.

By agreement dated September 15, 2004, between Teck Cominco Metals Ltd., Landore Resources Inc., and the Company, the Company acquired a 100% interest in 3 Crown Granted Mineral claims located at Rossland B.C. As consideration, the Company issued 20,000 common shares at $0.30 per share. The claims are subject to a 2% NSR royalty.

South Belt Property, British Columbia

The Company has a 100% interest, subject to a 2% NSR royalty, in 66 mineral claims.

The Company entered into an Option and Joint Venture Letter Agreement with a private company (the "Optionee") that has a director in common with the Company to facilitate the exploration of the South Belt Property. Under the terms of the agreement, the Optionee must expend $1,850,000 in exploration expenditures and issue 800,000 shares to the Company in installments through July 31, 2008 to earn a 70% interest in the mineral claim.

Gallagher Gold Project, Nevada USA

The Company acquired by staking a 100% interest in 24 contiguous unpatented mineral claims in White Pine County, Nevada.

Feni Island, Papua, New Guinea

The Company entered into an agreement dated February 5, 2003, (amended June 10, 2003) to option a 75% undivided interest in the Feni Gold Project located in New Ireland Province, Papua New Guinea. The property is subject to a 1% NSR royalty. The Company may, at its sole election, exercise the option in stages by making the following exploration expenditures and issuing common shares;

> **Stage 1**: Expending a minimum of $250,000 on exploration in the 15 months from date of agreement (expended) and issuing 200,000 common shares (issued).
>
> **Stage 2**: Expending an additional $250,000 on exploration, including drilling, prior to September 26, 2004 (expended), and issuing an additional 200,000 common shares (issued).
>
> **Stage 3**: Pursuant to an amendment to the agreement dated March 15, 2005, the Company will expend a further $100,000 during 2005, $50,000 on signing of the agreement and $50,000 on June 30, 2005, and issue a further 200,000 common shares. The Company fulfilled the foregoing and a 50% interest in the mineral property vested to the Company.

Stage 4: Pursuant to an amendment to the agreement dated March 15, 2005, the Company will expend an additional $1,260,000 on exploration prior to December 31, 2006, and to issue an additional 200,000 common shares by December 31, 2006. After fulfilling these obligations a further 25% interest in the mineral property will vest to the Company for a total of 75% interest.

Uganda, Africa

By agreements dated July 11 and October 7, 2005, the Company entered into an option agreement with Rwenzori Copper and Nickel Mines Ltd., a Ugandan company, to earn a 100% interest in fifteen copper-cobalt prospects in West Uganda. As consideration for the option the company will pay 100% of exploration costs, a minimum of $20,000 US per year for three years, has issued 150,000 common shares, with a further 100,000 common shares to be issued in 2006 and 2007

NOTE 5 - INVESTMENT

The Company and New Guinea Gold ("NGG") completed a Share Purchase Agreement on February 13, 2004 for the acquisition of the shares of Kanon Resources Ltd ("Kanon"). The Company and NGG each hold a 50% interest in Kanon. The Company and NGG each made a cash payment of $ 70,000 and issued 3,000,000 common shares (1,600,000 common shares of the Company and 1,400,000 common shares of NGG) to the vendors.

	March 31, 2006	December 31, 2005
Carrying Value of Kanon Investment		
Cash	$70,000	$70,000
1,600,000 Common Shares Issued	336,000	336,000
	406,000	406,000
Deduct 50% of Kanon Operating Loss	(19,791)	(19,791)
	386,209	386,209
Cash Advances	1,065,102	915,102
	$1,451,311	$1,301,311

Kanon Resources Ltd. has carried out exploration on six projects, the Company's proportionate share of the expenditures by project are as follows:

	March 31, 2006	December 31, 2005
Bismark Project	$90,629	$87,133
Mr. Allemata Project	279,532	273,881
Fergusson Project	34,548	32,321
Mr. Nakru	188,525	177,835

Yup River Project	56,265	54,574
Mt. Penck Project	381,875	329,477
	$1,031,374	$955,221

NOTE – 6 RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2006, the Company incurred the following amounts to directors: management and consulting fees of $ 54,000 (2005- $38,790) reimbursement of general and administrative expense of $9,743 (2005- $20,441). At March 31,2006 , $ nil (2005- $1,976) was owing to directors. These transactions are in the normal course of business at the exchange amount, which is the amount established and agreed to by the parties.

NOTE – 7 SHARE CAPITAL

Authorized: Unlimited common shares without par value

Issued:	SHARES	VALUE
Balance December 31, 2004	**28,682,721**	**$15,440,550**
Issued during the year		
By private placement, net of issue cost	25,792,099	5,861,740
By exercise of share purchase warrants	1,600,417	403,896
By exercise of stock options	30,000	15,480
For acquisition of property	350,000	127,000
Share subscriptions receivable	—	(20,000)
Balance December 31, 2005	**56,455,237**	**$21,828,666**
Issued during the three month period		
By exercise of share purchase warrants	11,544,571	3,068,451
By exercise of stock options	248,332	111,818
Balance March 31, 2006	**68,248,140**	**$25,008,935**

Share Purchase Warrants

A summary of the changes in the Company's stock purchase warrants is presented below:

	Year ended March 31, 2006		Year ended December 31, 2005	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of period	24,229,599	$0.30	1,077,169	$ 0.57
Issued	-	-	25,792,099	0.30
Exercised	11,544,571	$0.26	(1,600,417)	0.25
Expired	-	-	(1,039,252)	0.58
Balance, end of period	12,685,028	$0.34	24,229,599	$ 0.30

As at March 31, 2006 the following share purchase warrants are outstanding:

Number	Price	Expiry
2,800,000	$0.30	August 2006
700,000	$0.30	September 2006
300,000	$0.30	October 2006
8,885,028	$0.35	November 2006

NOTE 8 – STOCK OPTION PLAN

The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the TSX Venture Exchange. The Board of Directors is authorized to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of the issued and outstanding common shares to a maximum of 7,000,000 shares. The number of options granted might exceed 10% of the outstanding shares at the time of granting the options. The exercise prices of options granted shall not be less than the fair market value of the common shares on the date of grant and the exercise period shall not exceed 5 years from the date the option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant or 2% if the optionee is a consultant or employed in an investor relations capacity.

The fair value of the options granted during the year was estimated at the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions: Dividend yield of 0%; risk-free interest of 3.2%; expected volatility 97% and expected life of 3 years. During the three months ended March 31,2006 the Company recognized stock based compensation of $73,443 (2005- $ 63,850 (2005-$nil). During the period ended March 31, 2006 $ 49,318 (2005 - $nil) was credited to share capital in respect of stock options exercised.

A summary of changes in the Company's stock options is presented below:

	March 31, 2006		December 31, 2005	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of Period	**5,850,000**	**$0.28**	**4,450,000**	**$0.26**
Granted	200,000	$0.55	1,950,000	$0.32
Exercised	(248,332)	$0.25	(30,000)	$0.30
Forfeited/ Cancelled	0	0	(520,000)	$0.30
Balance, end of Period	**5,801,668**	**$0.27**	**5,850,000**	**$0.28**

Exercise Price	Weighted Average Remaining Contractual Life (in years)	March 31,2006 Outstanding	Exercisable
$0.10	0.35	350,000	350,000
$0.22	2.27	969,460	969,460
$0.30	3.20	3,582,208	2,748,874
$0.35	3.78	700,000	116,666
$0.55	3.00	200,000	-
		5,801,668	4,185,000

NOTE 9 – SEGMENTED INFORMATION

The Company is primarily engaged in mining exploration and oil & gas activities in Canada, Papua New Guinea, Uganda and the United States.

Segmented operations and identifiable assets are as follows:

	Quarter Ended March31, 2006	Quarter Ended March31, 2005
INCOME (LOSS) INCOME FROM OPERATIONS		
Canada	$62,274	($221,049)
Papua New Guinea	-	-
Uganda	-	-
United States	$22,765	(2,563)
	$85,039	**($223,612)**

	March 31, 2006	December 31, 2005
IDENTIFIABLE ASSETS		
Canada	$8,531,539	$5,789,868
Papua New Guinea	2,875,905	2,725,561
Uganda	210,250	141,045
United States	281,250	127,542
	$11,898,944	**$8,784,016**

NOTE 10 – COMMITMENT

The Company is committed under a lease agreement for office premises expiring June 30, 2009 in the amount of $27,423 per annum, increasing to $28,989 per annum effective July 1,2006. Future minimum annual lease payments are as follow:

2006	$ 22,110
2007	28,989
2008	28,989
2009	14,495
	$ 94,583

NOTE 11 – SUBSEQUENT EVENTS

The Company issued 11,666 common shares upon the exercise of 11,666 stock options @ $0.30 for cash proceeds of $ 3,499 , 50,000 common shares upon the exercise of 50,000 stock options @ $ 0.35 for cash proceeds of $17,500 and 250,000 common shares upon the exercise of 250,000 stock options @ $0.10 for cash proceeds of $25,000.

Vangold Resources Ltd.

Management Discussion and Analysis of Financial Condition

And Results Of Operations

March 31, 2006

-Overview

Management has prepared the following discussion and review of the unaudited consolidated financial results of Vangold Resources Ltd. ("Vangold") based on accounting principles generally accepted in Canada as at May 22, 2006. The focus is primarily a comparison of financial performance for the three-month period ended March 31, 2006 and should be read in conjunction with the unaudited consolidated financial statements and accompanying notes as at March 31, 2006. Further information on Vangold's public filings may be obtained at www.sedar.com.

Forward Looking Statements

Certain statements contained in this Management Discussion and Analysis are forward looking statements. Forward looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by Vangold, and described in the forward looking statements. These include

- uncertainties as to the availability and cost of financing
- possible delays or changes relative to exploration, development or capital expenditures
- risk and uncertainties involving geology of oil and gas
- risks associated with exploration, development and production of oil and gas deposits
- risks involved in carrying on business in foreign jurisdictions

Forward-looking statements are based on the estimates and opinions of Vangold's management at the time the statements were made.

Overall Performance

As at March 31, 2006, Vangold had a strong balance sheet with working capital of $ 4,364,068 and no long-term debt. During the first quarter of 2006, Vangold achieved a number of significant milestones:

- raised $ 3,180,269 from the exercise of share purchase warrants and stock options;
- Reported net income of $ 85,039, the first profitable quarter in Vangold's history;
- spent $ 641,154 on oil and gas properties and $ 219,553 on mineral exploration

Description of Business

Vangold is a development-stage mineral exploration and oil-and-gas production company. We are engaged in the identification, acquisition, evaluation, exploration and development of mineral properties located in Canada, Papua New Guinea, the United States and Uganda. We are also active investors in oil and gas properties in Canada and the United States. Vangold is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange, symbol VAN. Vangold conducts business independently and through joint ventures. The following is a brief description of our major projects.

Papua New Guinea

- **Feni Islands Gold Project** (owned 50% Vangold, 50% New Guinea Gold Corp. (NGG)

The Feni Islands Gold Project (Feni) covers 166.6 square kilometres and includes both the Ambitle and Babase Islands that comprise the Feni Islands. Feni hosts a large gold system similar to the Lihir Gold Mine. Drill intersections include: 114 metres (m) of 1.12 grams per tonne (g/t) gold and 0.2% copper, 19.9m of 2.12 g/t, 15.25m of 2.56 g/t gold, 10m of 5.7 g/t gold, 3m of 10 g/t gold, 162m of 0.46 g/t gold and 0.15% copper, 18m of 0.72 g/t gold and 0.68% copper. The drilling and geochemical sampling program has confirmed that Feni remains prospective for gold and copper/gold deposits. It is essentially unexplored in terms of drill testing. During 2005, a complete reappraisal of the prospective targets established new drill targets at the Kabang Structural Zone.

. For a detailed summary refer to Mineral Properties-Schedule 1.

- **Kanon Resources Ltd.**

Kanon Resources Ltd. (Kanon) is a private company registered in Papua New Guinea. Vangold and NGG own 50% of the company. Kanon holds 100% of six prospecting licenses and 50% of another, all of which are located in Papua New Guinea. In the first quarter of 2006, Vangold advanced $150,000 to Kanon to fund exploration expenses

- **Mt. Penck Gold Project** (owned 40%Vangold, 60% NGG)

The Kavola East prospect at Mt. Penck covers 101.4 square kilometres and is situated in West New Britain Province, approximately 55 kilometres west of the provincial capital and Port Kimbe.

The total surface area of gold mineralization at Kavola East, as interpreted from trenching in early 2005, is 10,305 square metres, although the total extent is not yet known. This mineralization has an average grade of 2.6 g/t gold, based on 302 trench channel samples within the mineralization zone. Nominal cut-off grade was 1g/t gold.

There appears to be both steeply dipping and near-horizontal compartments of mineralization. Confidence in continuity is good between surface and 30 metres of vertical depth, but confidence in continuity decreases with depth. Deepest intersections were 6m of 4.7g/t gold at a vertical depth of 120 m in drill hole

MPD003 and 13m of 3.06 g/t gold (including 2m of 15.35g/t gold) at a vertical depth of 105m in hole MPD005.

The average surface gold grade of 2.6 g/t and drill-hole mineralization of 3.1 g/t gold (both at a nominal 1 g/t cut off) are comparable, suggesting that the secondary enrichment of gold at surface has not occurred.

In the case of the Kavola East prospect, the resource is inferred from geological evidence consisting of approximately 1,000m of surface bulldozer trenching and 1,000m of diamond core drilling within a zone approximately 150m in width and 250m in length and to a depth of 100m. A specific gravity of 2.4m has been assumed. The limits of mineralization are not yet known. Grade continuity is assumed but requires further drilling to be confirmed.

District Potential

The Kavola East prospect is one of six named prospects that occur within a northerly trending structural zone on the northwest flank of Mt. Penck, which is an extinct, partly eroded, Pliocene strata volcano.

The northerly trending structural zone contains linear zones of gold mineralization. This mineralization appears to have both sub-vertical control in structures and sub-horizontal control within favourable volcanic units. Mineralization occurs within zones of argillic/quartz alteration that individually vary from 200 to 800m in length and 145 to 100m in width.

Kavola East is one such alteration zone, but is only a small part of the Mt. Penck mineralized system. The potential to define additional resources at Kavola East and elsewhere in the exploration license is regarded by the partners as excellent. For example, at the Koibua prospect, approximately 1 kilometre northwest of Kavola East, previous drilling by earlier explorers returned results such as 33m of 2.41 g/t gold (including 12m of 5.05 g/t gold), 10 m of 2.7 g/t gold and 14m of 3.31 g/t gold. Other prospects have had very limited trench or drill exploration and have widespread gold in soil and stream samples. The Kavola mineralization may be part of the same semi-continuous zone as the Koibua prospect, suggesting the strong possibility of major gold potential.

From to July to December 2005 the following work was carried out at Mt. Penck:

- Establishment and sampling of a soil grid covering all know prospects. The grid contained 15 cross-lines totalling 14,900 linear metres from which 555 soil and 130 rock samples were collected. Geological mapping of soil auger rock chips was an important component of this program. Results are awaited.

- Review of all historical exploration data from BHP, Indo-Pacific Resources and Kanon with recommendation for field follow-up. The review included relogging seven drill holes completed by Kanon at Kavola East in 2004.

- The technical review and soil-grid mapping has led to the recognition of an aero-magnetic anomaly and potassium anomaly coincident with a zone of sericite-quartz-pyrite alteration and a topographic depression lying at the center of all known prospects. Pannable gold is present in a stream at the centre of the area of interest, which has gone unrecognized by previous explorers and remains little sampled or drilled.

- Extra surface work included relocating old BHP and Indo-Pacific trenches at Kavola East and Koibua, cutting drill sections, mapping at Koibua prospect and reconnaissance prospecting in the Peni Creek prospect area.

The Kanon drill rig arrived in Kimbe from Australia in January 2006. Drilling commenced following mobilization of the rig and supplies to the Mt. Penck site.

- **Mt. Allemata Project (owned 50%Vangold, 50% NGG)**

Mt. Allemata includes 15 named mineral occurrences, including Mt. Haluba, Ulo Ulo and Kaiyahedebadeba pistoltic gravel grid. The property is located at the eastern end of the New Guinea mainland, 20 kilometres southwest of Alotua.

A comprehensive bulldozer/excavator trenching program and mapping and geochemical sampling was completed in February 2005. Approximately 1,025 samples were collected and dispatched to laboratories in Australia for analysis.

Earlier programs at Mt. Allemata defined high-grade gold in trench, including 4 m of 100 g/t gold and wide zones of anomalous gold in soils such as a 200 metre wide zone of 1.24 g/t gold as well as a 50 metre wide zone of 4.54 g/t gold. Drilling to track the high-grade gold lobes commenced on the property in May 2005.

The Mt. Haluba prospect includes a series of northeast trending anomalous gold-in-soil zones, which at present extend over an area 2.2 by 1.2 kilometres (2.64 square kilometres). The largest anomaly has a length of 1.8 kilometres and a maximum width of 0.45 kilometres.

During May 2005, drilling commenced on the property. Initial drilling targeted high-grade gold lobes within the Ulo Ulo North zone.

Compilation and synthesis of geochemical results from the Mt Haluba prospect and the Kaiyahedebadeba pistolic grid was largely completed. Drill targets were defined at Mt Haluba and soil sampling has revealed potentially significant areas of gold bearing ironstone gravels in the palaeo-drainage channels within the Kaiyahedebadeba grid.

Six holes were drilled at Mt. Haluba totalling 765 metres during the second and third quarters of 2005. All holes encountered gold intersections, mainly less than 50 metres from surface. The drilling defined numerous narrow and wider lower-grade zones that will require further drill testing to evaluate their economic potential. The drilling and surface geochemistry shows that anomalous gold occurs over a 2 square kilometre area, much of which remains to be drill tested.

- **Bismarck Project** (owned 50%Vangold, 50%NGG)

In 2004, a trenching program was carried out at the Bismarck property located approximately 100 kilometres northeast of the Porgera mine. We completed a 2,000 metre trenching program at the Awale property and a 1,000 metre trenching program to test gold soil anomaly. Both programs returned wide intervals of gold mineralization, including 112m of 0.46 g/t gold, 4m of 2.20 g/t gold, 4m of 1.26 g/t gold and 16m of 1.14 g/t gold.

Re-sampling of pre-existing trenches at the Tekem prospect was completed in March 2006. Trench assays within the zone included 20m of 4.68 g/t gold, 12m of 2.47 g/t gold and 16m of 10 g/t gold. Results outside the mineralized zone, but within an overall trenched area of 800 by 300 metres, include d 4m of 14.55 g/t gold, 20m of 6.9 g/t gold, 4m of 11.35 g/t gold, 8m of 1.08 g/t gold, 12m of 2.32 g/t gold plus extensive occurrences in the 0.5 to 1.0 g/t range.

- **Yup River Project** (owned 50% Vangold, 50% NGG)

The Yup River project covers 378.5 square kilometres in the historic Amanab goldfield in northwest Papua New Guinea. The property contains 10 separate defined areas of gold mineralization. We commenced an exploration program on this property in February 2005.

We completed a field reconnaissance rock-sampling program in an attempt to locate the source or sources of alluvial gold. Two areas have been defined that will require further investigation, the Amanab and the

Dauri prospects. Each shows encouraging concentrations of alluvial gold, but follow-up exploration is required to assess the significance.

Yup River has yielded moderately encouraging results, but due to Kanon's commitments on its other properties in Papua New Guinea, no further work is scheduled until mid-2006 at the earliest.

- **Mt. Nakru Copper Project** (owned 25% Vangold, 75% NGG)

Kanon owns a 50% interest in the Mt. Nakru project, which consists of four separate but closely spaced occurrences in the West New Britain Province. The majority of previous exploration focused on the Nakru 1 and 2 prospects. The widespread occurrence of mineralized lithic-breccia clasts in the colluvium at Nakru 1 suggests the potential discovery of a significant bedrock source of hypogene gold mineralization. At Nakru 2, rock-chip sampling, costean mapping and channel sampling found high grade gold and copper .

Work at Nakru 1 continues. Following a 6,000 metre trenching program completed in November 2005, three machines are currently cutting two contour trenches. It is anticipated that approximately 1,000 trench samples will be collected during the 2006 field program.

In March 2006, a new area of gold mineralization was encountered northwest of previous mineralization. Separate trench intersections included 55m of 4.79 g/t gold and 15m of 1.86 g/t gold. In view of the encouraging results, we will assess options to accelerate exploration plan at Mt. Nakru.

- **Ferguson Island Project** (owned 50% Vangold, 50% NGG)

Reconnaissance sampling and mapping of the Igwageta prospect was completed during May 2005, resulting in the collection of 199 channel and grab samples. In addition, 86 were drilled on 6 prospects. The best drill results included 10m of 8.24 g/t gold and 12m of 5.88 g/t gold

Expenditures by Kanon on behalf of Vangold for the three month period ended March 31, 2006 are summarized below:

Description	Mt. Penck	Mt. Allemata	Yup River	Bismarck	Ferguson	Mt. Nakru	Total 2006	Total 2005
Aircraft	$5,093	$-	$-	$-	$-	$1,226	$6,319	$67,011
Assays	3,812	-	-	1,449	-	2,507	7,768	23,907
Consulting	1,053	-	-	689	-	337	2,079	18,541
Drilling	-	-	-	-	-	-	-	109,842
Field costs	14,039	-	128	-	483		14,650	173,314
Field wages	16,984	1,268	1,104	428	1,516	2,674	23,974	129,590
Geophysics/ Geochemistry	783	-	-	-	-	-	783	16,163
Operator fees	4,963	178	282	714	212	-	6,349	65,791
Travel, other	5,671	4,205	177	216	16	3,272	13,557	47,696
Tenement	-	-	-	-	-	674	674	15,263
Total	**$52,398**	**$5,651**	**$1,691**	**$3,496**	**$2,227**	**$10,690**	**$76,153**	**$667,118**

Other Properties

- **Rossland Property**

The Rossland properties situated in and around Rossland, B.C. comprise three principal groups: North Belt (including the former producing gold mines Iron Colt, Evening Star and Georgia), South Belt (includes the former producing lead/zinc Blue Bird-Mayflower mine and Homestake-Gopher gold mines) and Deer Park Hill. Our properties contain numerous old pits, shafts, adits and other workings constructed to explore and develop numerous gold occurrences. No meaningful exploration work was carried out during the first quarter ended March 31, 2006.

In February 2005, we entered into an option and joint venture agreement with a private company to facilitate exploration of our Rossland properties. The Agreement calls for the optionee to expend $1.85 million and issue 800,000 shares in instalments through December 31,2008 to earn a 70% interest in the properties. Throughout 2006, all exploration work in the Rossland District was undertaken by the joint venture.

- **Gallagher Gold Project**

Vangold acquired by staking 24 contiguous unpatented mineral claims in White Pine County, Nevada, approximately 24 miles north of Ely, Nevada and 15 miles southeast of the Limousine Butte project. We control a 100% interest in the Gallagher Gold project and claims are held in trust. The claims cover a large hydrothermal gold system that exhibits alteration features indicative of sediment- or structure-hosted gold deposits found on the Carlin Trend and elsewhere in Nevada. In the first quarter, 2006, Vangold retained

Locke Goldsmith M.Sc.,P.Eng.,P.Geo. to review previous work and recommend a program of staking, soil sampling and mapping to lead to a drill program in 2006.

- **Uganda**

Vangold signed an option agreement in June 2005 with a Ugandan company to earn a 100% interest in four copper-cobalt prospects in western Uganda. The area covered by the prospects is an extension of the Kilembe Mine Belt, which has produced over 16 million tonnes of ore grading 1.98% copper and 0.17% cobalt.

In September 2005, we signed an amending agreement to acquire a 100% interest in another three licenses in western Uganda. Two of these are located in the Kilembe Mine concession area, which was mined between 1956 and 1977 by Falconbridge. The third license is located on east of Kilembe in the Western Rift Valley in Fort Portal. It license covers a trend of metamorphosed mafic volcanic and volcanic sediments on the east side of the Western Rift Valley. The rocks constitute a portion of the extension of the copper-cobalt mineralized units found at the Kilembe Mine.

In October 2005, we acquired three additional three copper-cobalt properties in western Uganda, increasing the number of exploration licenses to seven, which cover 80 square kilometres.

In consideration for the licenses, Vangold will pay 100% of exploration costs and a minimum of $20,000 US per year for three years. In addition, we have issued 150,000 common shares and will issue a further 100,000 common shares in 2006 and 2007.

In the first quarter of 2006, Vangold optioned five copper/cobalt mineral licenses covering 60 square kilometres in the Kilembe prospect and four licenses covering 187.5 square kilometres in the Kilo Motto gold prospect. In addition, we acquired 277 square kilometres in the Kufunzo nickel prospect located north of the world class Kabanga nickel deposit and acquired a 14 square kilometre copper license within the Fort Portal area.

Oil and Gas Properties

Results of Vangold's oil and gas operations before depletion and depreciation for the three-month period ended March 31, 2006 are as follows:

		March 31, 2006		March 31, 2005
Petroleum revenue	$	931,595	$	95,207
Royalties		(295,385)		(21,677)
Operating costs		(74,896)		(22,034)
Net petroleum income	$	561,315	$	51,496

- **East Corning, California**

Vangold's wholly owned subsidiary, Corning Energy Inc. (Corning), and its partners own interests in from nine producing wells in the East Corning gas field located near Red Bluff in Tehama County, California. Corning has a 3.75 % gross interest in the wells. Two wells drilled during 2005 produced the bulk of the field's 2005 production. The field is almost fully depleted with possibly one year of modest production remaining.

- **Henry Dome, Texas**

Corning entered into a participation agreement with PB Energy USA, Inc., in February 2005 to earn a 7-1/2% interest in the Henry Dome prospect located three miles northwest of Tilden, Texas. The first of three possible wells completed, but has not been brought on production. All three wells are expected to be completed and in production in 2006.

- **Killam North, Alberta**

Vangold holds a 26.25% interest in the Killam North oil field located in central Alberta, Canada. The field contains six wells; five are multi-leg horizontal wells within the field. Current stabilized production is 1,240 barrels per day, 325 barrels to Vangold's interest.

A vertical test well drilled in February 2006 confirmed the operator's 3-D seismic interpretation and extended the areal extent of the pool. An in-house geological and engineering evaluation of the Upper F2F pool was conducted using all new well data, existing well data and seismic. From this evaluation the operator determined that the areal extent of the pool is approximately 400 acres. Oil play thickness over the pool ranges from 8 to 12 metres and the pool's original oil in place is 11 to 12 million barrels. The operator has commissioned a detailed water and chemical flooding study to optimize secondary oil recovery from the reservoir.

- **Deep Basin, Alberta**

Vangold entered into a farmout participation and agreement with Gladius Energy Inc., an Alberta-based oil and gas company, to participate in the drilling, completing and equipping of a high-impact, natural-gas test well in the Deep Basin of the Alberta Foothills. We will earn a 21% interest in the test well under the terms of the agreement. Vangold paid a $50,000 non-refundable prospect fee upon execution of the agreement and has agreed to pay a non-refundable equalization fee of $355,000 immediately upon Gladius providing evidence of the licensing of the test well. The test well is to be drilled after permitting is completed, which is expected in July 2006.

- **Chigwell Area, Alberta**

In February 2005, Vangold entered into a participation and farm-in agreement to drill a test well in the Chigwell Area of Alberta. Vangold paid 11.25% of the drilling and completion costs to earn a 6.5% net interest in the well, which is drilled and will be completed at a later date.

- **Sarcee Reserve, Alberta**

Vangold entered into a participation agreement in June 2005 to drill a test well on the Sarcee Indian Reserve. Vangold will pay 10% of actual costs to earn a 6% working interest in the well. Completion and production testing of the Sarcee 12-13 well was finalized in December 2005. During completion, water intruded through the casing sidewall. Subsequently, independent consultants recommended remedial completion work for well. This work will be carried out in the second or third quarter of 2006. On successful re-completion of the well an additional two or three Mississippian development wells may be drilled on these lands.

- **Strachan Field, Alberta**

Vangold entered into a farm-in agreement in June 2005 to drill a test well in the Strachan Field located near Rocky Mountain House, Alberta. Vangold will pay 9.77% of costs to earn a 9.166% interest. During completion in October 2005, five significant zones were encountered in hole. A tight hole policy is in

effect, meaning no flow rate information can be released. A 3-D seismic survey covering 9.5 square miles has been acquired and two more wells are planned.

- **Selected Quarterly Financial Information**

The table below presents selected unaudited quarterly consolidated financial information

	March 31,2006	December 31, 2005	September 30,2005	June30, 2005	March 31, 2005
Revenue	$931,595	$454,707	$243,471	$93,096	$95,207
Income(Loss) for the quarter	$85,039	($413,765)	($176,738)	($291,989)	($223,612)
Income(Loss) per share	$0.001	($0.01	($0.01)	($0.01)	($0.01)
	March 31,2005	**December 31, 2004**	**September 30,2004**	**June 30, 2004**	**March 31,2004**
Revenue	$95,707	$48,781	$42,049	$46,658	$88,955
Loss for the quarter	($223,612)	($758,619)	($244,371)	($270,477)	($253,857)
Loss per share	($0.01)	($0.04)	($0.01)	($0.02)	($0.03)

- **Operating Results First Quarter**

Operating revenue from the for the three months ended March 31,2006 was $ 931,595 an increase of $836,388 over the same period last year. Total expenses were $568,341compared with $303,018 for the same period in 2005.

Vangold reported net income for first quarter of $85,039 ($0.001 share) compared with a net loss of $228,812 ($0.01) for the same period in 2005

Net proceeds from financing activities during the first quarter totalled $3,180,269 compared to $ 2,696,203 for the same period in 2005

At March 31, 2006, Vangold had cash and cash equivalents of $3,972,564, accounts receivable of $472,696, prepaid expenses of $ 7,053, and accounts payable and accrued liabilities of $ 88,245 for total working capital of $4,364,068 compared to $ 2,146,054 as at March 31, 2005

- **Expenses**

Total expenses for the three months ended March 31, 2006 were $ 568,341 versus $303,018 for the same period in 2005.

Operating expenses for the East Corning gas field and the Killam North oil field for the three months ended March 31, 2006 were $ 74,896 versus $ 22,034 for the same period in 2005.

General and administrative costs for the three months ended March 31, 2006 were $334,312 versus $205,400 for the same period in 2005.

Stock-based compensation for the three months ended March 31, 2006 was $73,443 versus $ 63,850 for the same period in 2005.

Depletion and depreciation for the three months ended March 31, 2006 was $ 85,690 versus $11,734 for the same period in 2005.

- **Liquidity and Solvency**

At March 31, 2006 Vangold's working capital was $4,364,068. The cash reserve and increasing revenue from the Killam North field will enable Vangold to meet its 2006 operating and capital budgets.

- **Related Party Transactions**

During the three months ended March 31, 2006, Vangold paid or accrued to directors management and consulting fees of $ 54,000 and reimbursed general and administrative expenses of $ 9,743. All transactions were in the normal course of business.

- **Off-Balance Sheet Arrangements**

There are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of Vangold, except for join exploration arrangements as disclosed elsewhere in this management discussion and analysis.

- **Financial Instruments**

Vangold's financial instruments consist of cash, accounts receivable, accounts payable, accrued liabilities and amounts due to joint-interest owners and related parties. Unless otherwise noted, it is management's opinion that the Vangold is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of the financial instruments approximates their carrying value.

Vangold is exposed to foreign currency fluctuations through is subsidiary in the United Sates and its operations in Papua New Guinea. Management monitors this exposure.

- **Critical Accounting Estimates**

Management is required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of Vangold. Amounts recorded for depletion, accretion expense, depreciation, future asset retirement obligation, stock based compensation and taxation are based on estimates. By their nature these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant

- **Summary of Securities as at March 31, 2006**

Authorized Capital

Unlimited common shares without par value

Issued and outstanding	Number of Shares	Amount
Balance as at March 31, 2006	68,248,140	$ 25,008,935

- **Share warrants outstanding March 31,2006**

Number of Warrants	Price	Expiry
2,800,000	$0.30	August 2006
700,000	$0.30	September 2006
300,000	$0.30	October 2006
8,885,028	$0.35	November 2006

- **Stock options outstanding March 31, 2006**

Number of common shares	Exercise Price	Date of Expiry
350,000	$0.10	May 2006
969,460	$0.22	April 2008
2,430,540	$0.30	June 2007
1,250,000	$0.30	September 2010
400,000	$0.35	December 2008
300,000	$0.35	December 2010
200,000	$0.55	February 2009

- **Outstanding common shares, warrants and stock options at May 22, 2006**

Outstanding Shares	68,259,806
Outstanding Warrants	12,685,028
Outstanding Options	5,710,883

Directors and Officers as at May 22, 2006

Directors
Dal Brynelsen
Locke Goldsmith
Mike Muzylowski
H. Martyn Fowlds
J.Michael Mackey

Officers
Dal Brynelsen, President and CEO
H. Martyn Fowlds, Vice-President
Sandy Huntingford, Chief Financial Officer
Margo Peters, Secretary
Locke Goldsmith, Vice-President Exploration, North America
David Lindley, Vice President Exploration, Papua New Guinea

Subsequent Events

- Vangold issued 11,666 common shares upon the exercise of 11,666 stock options @ $0.30 for cash proceeds of $3,499, 50,000 common shares upon the exercise of 50,000 stock options @ $0.35 for cash proceeds of $17,500 and 250,000 common shares upon the exercise of 250,000 stock options @ $0.10 for cash proceeds of $25,000;

- Participated in an engineering review and remediation for the Sarcee well, Alberta;

- Reported new trench results at Mt. Nakru of 95 metres at 2.9grams(including 35 m@7.3g/t gold) and 42 metres at 2.79 g/t gold. This new zone is 1km x 300metres and could yield a major bulk minerable gold target. Vangold has a 25% interest in this project;

- Extended the agreement regarding the South Belt Property with 670178 B.C. Ltd. to December 31, 2008 due to weather conditions;

SCHEDULE 1

MINERAL PROPERTIES

	March 31, 2006					
	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Uganda	Total
ACQUISITION COSTS						
Balance, beginning of period	$54,650	$1	$9,028	$252,000	$74,343	$390,022
Incurred, during period	-	-	-	-	24,465	24,465
Balance, end of period	**54,650**	**1**	**9,028**	**252,000**	**98,808**	**414,487**
EXPLORATION EXPENDITURES						
Aircraft charters	-	-	-			
Assays	-	-	-			
Drilling	-	-	-			
Equipment rental	-	-	-			
Field costs	-	-	-			
Field wages	-	-	-			
Food, travel & lodging	-	-	-		23,794	23,794
Geological consulting	-	-	-		5,950	5,950
Geophysics	-	-	-			
Professional fees		-	-		15,000	15,000
Operators fees	-	-	-			
Staking & other costs				344		344
Tenement costs	-	-	-		-	
			-	**344**	**44,744**	**45,088**
Balance, beginning of period	70,945	15,440	11,469	1,172,250	66,702	1,336,806
	70,945	15,440	11,469	1,172,594	111,446	1,381,894
TOTAL	**$125,595**	**15,441**	**$20,497**	**$1,424,594**	**$210,254**	**$ 1,796,381**

MINERAL PROPERTIES

	December 31, 2005						December	
	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Uganda	Total	North Belt Property	South Belt Property
ACQUISITION COSTS								
Balance, beginning of year	$54,650	$1	$9,028	$176,000		$239,679	$48,650	$1
Incurred, during year				76,000	74,343	150,343	6,000	
Balance, end of period	**$54,650**	**$1**	**$9,028**	**$252,000**	**$74,343**	**$390,022**	**$54,650**	**$1**
EXPLORATION EXPENDITURES								
Aircraft charters				431		431		
Assays								
Drilling								
Equipment rental								
Field costs				430		430		
Field wages				7,485	37,583	45,068		
Food, travel & lodging				-				
Geological consulting					21,820	21,820		
Geophysics				1,170		1,170		
Legal fees	639				2,942	3,581	12,072	
Operators fees				1,517		1,517		
Staking & other costs	2,404	2,716	3,776	1,744	4,357	14,997	1,074	2,114
Tenement Costs				3,107		3,107		
	3,043	2,716	3,776	15,884	66,702	92,121	13,146	2,114
Balance, beginning of year	67,902	12,724	7,693	1,156,366	-	1,244,685	54,757	10,610
Balance, end of year	**70,945**	**15,440**	**11,469**	**1,172,250**	**66,702**	**1,336,806**	**67,902**	**12,724**
TOTAL	**$125,595**	**$15,441**	**$20,497**	**$1,424,250**	**$141,045**	**$1,726,828**	**$122,552**	**$12,725**

VANGOLD RESOURCES LTD.

Consolidated Financial Statements

(Unaudited, Prepared by Management)

June 30, 2006 and 2005

VANGOLD RESOURCES LTD.
INTERIM CONSOLIDATED BALANCE SHEET
(Unaudited-prepared by management)

		June 30, 2006	December 31, 2005
	ASSETS		
CURRENT			
Cash and cash equivalents		$3,558,128	$1,661,967
Accounts receivable		685,986	442,430
Prepaid expenses		14,783	12,050
		4,258,897	$2,116,447
Oil & Gas properties	(Note – 3)	4,633,592	3,604,496
Mineral Properties	(Note - 4)	1,854,562	1,726,828
Property & Equipment		40,262	34,934
Investment	(Note – 5)	1,651,312	1,301,311
		12,438,625	**$8,784,016**
	LIABILITIES		
CURRENT			
Accounts payable and accrued liabilities		$46,441	$ 233,496
Due to related parties		-	2,732
		$46,441	236,228
ASSET RETIREMENT OBLIGATIONS		71,493	26,532
		117,934	$262,760
	SHAREHOLDERS' EQUITY		
Share capital	(Note - 7)	25,198,554	21,828,666
Contributed Surplus		1,006,425	979,333
Deficit		(13,884,288)	(14,286,743)
		12,320,691	8,521,256
		$12,438,625	**$8,784,016**

Approved on Behalf of the Board:

"Dal Brynelsen"
Director: Dal S. Brynelsen

"Mike Mackey"
Director: J. Michael Mackey

(The accompanying notes are an integral part of these consolidated financial statements)

VANGOLD RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT
(Unaudited-prepared by management)

	Three months Ended June 30, 2006	Six Months Ended June 30,2006	Three months ended June 30 2005	Six months ended June 30, 2005
REVENUE				
Petroleum revenue	$1,375,412	$2,307,007	$118,526	$213,733
Royalties	(417,955)	(713,339)	(35,195)	(56,872)
	957,457	1,593,668	83,331	156,861
Interest earned	20,794	37,963	9,765	15,441
	978,251	**1,631,631**	**$93,096**	**172,302**
EXPENSES				
Operating	83,580	158,476	32,230	54,264
General and Administrative	393,866	728,178	243,868	449,268
Stock-based Compensation	74,587	148,030	96,919	160,769
Depletion and Depreciation	108,802	194,492	12,068	23,802
	660,835	**1,229,176**	**385,085**	**688,103**
NET INCOME (LOSS) FOR THE PERIOD	317,416	402,455	(291,989)	(515,801)
DEFICIT, BEGINNING OF PERIOD	(14,201,704)	(14,286,743)	(13,404,451)	(13,180,639)
DEFICIT, END OF PERIOD	($13,884,288)	($13,884,288)	$(13,696,440)	($13,696,440)
INCOME (LOSS) PER SHARE				
Basic and Diluted		$0.006		($0.01)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING				
Basic		67,532,336		37,803,000
Diluted		69,756,313		38,785,000

(The accompanying notes are an integral part of these consolidated financial statements)

VANGOLD RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited-prepared by management

CASH FLOWS PROVIDED BY (USED FOR)	Three months Ended June30, 2006	Six months Ended June 30, 2006	Three months Ended June30, 2005	Six months Ended June 30, 2005
OPERATING ACTIVITIES				
Net income (loss) for the period	$317,416	$402,455	($291,989)	($515,801)
Adjust for items not involving cash:				
Depletion & depreciation	108,802	194,492	12,066	23,802
Stock-based compensation	73,586	148,030	96,919	160,769
	499,804	744,977	(183,002)	(331,230)
NET CHANGES IN NON-CASH WORKING CAPITAL ITEMS				
Accounts receivable	(213,290)	(243,556)	19,871	(3,968)
Prepaid expenses	(7,730)	(2,733)	3,527	(7,055)
Accounts payable	28,573	(187,055)	(928)	(65,093)
Payable to joint interest partners	-	-	(13,689)	(31,310)
Due to related parties	-	(2,732)	(2,111)	(29,971)
	(192,447)	(436,076)	6,670	(137,397)
	307,357	308,901	(176,332)	(468,627)
INVESTING ACTIVITIES				
Oil & gas properties	(554,806)	(1,195,960)	(923,442)	(1,251,132)
Mineral properties exploration	(58,181)	(127,734)	(48,789)	(135,749)
Purchase of Property & equipment	(1,690)	(12,198)	(25,037)	(27,519)
Investment	(200,001)	(350,001)	(150,299)	(362,682)
	(507,321)	(1,376,992)	(1,147,567)	(1,777,082)
FINANCING ACTIVITIES				
Proceeds from issue of share capital	92,885	3,273,153	34,423	2,710,798
INCREASE (DECREASE) IN CASH AND EQUIVALENTS	(414,436)	1,896,161	(1,289,476)	465,089
Cash Equivalents, beginning of period	3,972,564	1,661,967	2,108,471	353,906
Cash Equivalents, end of period	$3,558,128	$3,558,128	$818,995	$818,885
CASH AND CASH EQUIVALENTS				
Cash in Bank		$197,262		$10,117
Short Term Investments		3,360,866		808,878
		$3,558,128		$818,885
SUPPLEMENTARY CASH FLOW INFORMATION				
Income taxes paid		0		0
Interest paid		0		0

(The accompanying notes are an integral part of these consolidated financial statements)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of acquisition and exploration of mineral and oil and gas properties. The Company currently holds mineral property interests located in Canada, the United States and Papua New Guinea, and oil and gas interests located in Canada and the United States.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation
These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a consolidated basis and include the accounts of the Company and its wholly owned subsidiaries, Corning Energy, Inc. (a Nevada corporation), and 686614 BC Ltd. (a British Columbia corporation). All significant intercompany balances and transactions have been eliminated.

Estimates, assumptions and measurement uncertainty
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The amounts recorded for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Foreign currency translation
The consolidated financial statements are presented in Canadian dollars. The Company and its subsidiaries are considered to be integrated operations and the accounts are translated using the temporal method. Under this method, foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at their market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange during the year, except for depletion and depreciation, which are translated at the same rates of exchange as the related assets. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

Cash and cash equivalents
Cash equivalents consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when acquired. As at June 30, 2006 there was $ 3,360,866 in cash equivalents (2005 - $808,885).

Financial instruments
The fair values of cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued liabilities, and due to related parties were estimated to approximate their carrying values due to the immediate or short term maturity of these financial instruments. The Company operates in Canada, United States, Uganda and Papua New Guinea giving rise to significant exposure to market risks from changes in interest rates and foreign exchange rates. The financial risk is the risk to the Company's earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. Management does not believe the Company is exposed to significant credit or interest rate risks.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment

Property and equipment are recorded at cost and are depreciated on the declining balance basis at the following rates: Computer hardware - 30% per annum; Office furniture - 20% per annum; Mining equipment - 20% per annum. The Company recognized depreciation of $6,870(2005 - $ 2,067) for the six months ended June 30, 2006.

Oil and gas properties

The Company follows the full cost method of accounting for oil and gas properties. Under this method, all costs associated with the acquisition of, exploration for and the development of petroleum and natural gas reserves are capitalized, recognizing one cost centre per country. The Company's oil and gas interests are held in two cost centres: Canada and the United States. Such costs include land acquisition costs, geological and geophysical expenses, costs of drilling both productive and non-productive wells and related overhead charges. Such costs do not necessarily reflect present values. Proceeds from the sale of oil and gas properties reduce capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion.

Costs directly associated with the acquiring and evaluating of unproved properties are initially excluded from the costs subject to depletion. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to the costs subject to depletion. The costs related to a cost centre from which there is production is depleted on the unit of production method based on estimated proven reserves. In applying the full cost method, the Company calculates a ceiling test which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proven oil and gas reserves, based on period end prices. If the net carrying cost of the oil and gas properties exceeds the ultimate recoverable amount, the cost centre is written down to its fair value using the expected present value approach. This approach incorporates risks and uncertainties in the expected future cash flows, which are discounted using a risk free rate. Substantially all oil and gas activities are conducted jointly with others and accordingly the accounts reflect only the Company's proportionate interest in such activities.

Mineral properties

The Company capitalizes the acquisition costs of mineral properties and related exploration and development costs. The amounts shown for mineral properties represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values. These costs will be amortized over the estimated productive lives of the properties upon commencement of commercial production using the unit-of-production method. Costs relating to mineral properties that are sold or abandoned are written off when such events occur or are written down to a nominal amount when management decides not to commit any further exploration or development of the property. Interests acquired under option agreements, whereby option payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from options granted are applied to the cost of the related property and any excess is included in earnings for the year. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

Impairment of long-lived assets

The Company follows the recommendations of CICA Handbook Section 3063, "*Impairment of Long-Lived Assets*". Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. The Company conducts its impairment test on long-lived assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment is recognized when the carrying amount of an asset to be held and used exceeds the undiscounted future net cash flows expected from its use and disposal. If there is an impairment, the impairment amount is measured as the amount by which the carrying amount of the asset exceeds its fair value, calculated using discounted cash flows when quoted market prices are not available.

Asset Retirement Obligation

The Company follows the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3110 "*Asset Retirement Obligations*". This section requires the recognition of the fair value of the obligation associated with the retirement of tangible long-lived assets be recorded in the period in which the liability is incurred, with a corresponding increase in the carrying value of the related asset. The liability is accreted over time for changes in the fair value of the liability through changes to accretion expenses. The costs capitalized to the related assets are depleted to earnings in a manner consistent with the underlying asset.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	Six months Ended June 30, 2006	Six months Ended June 30, 2005
Beginning asset retirement bligations	$ 26,532	$21,354
Liabilities incurred	42,200	-
Accretion	2,761	-
Total asset retirement obligations	$ 71,493	$ 21,354

Investments
The Company accounts for its investment in Kanon Resources Ltd. on the equity basis. Declines in market value are expensed when such declines are considered to be other than temporary.

Income/Loss per share
The loss per share figures is calculated using the weighted average number of shares outstanding during the respective fiscal periods. Diluted loss per share is calculated using the Treasury Stock method which, for outstanding stock options and warrants, assumes that the proceeds to be received on the exercise of the stock options and warrants are applied to repurchase common shares at the average market price for the period, for purposes of determining the weighted average number of shares outstanding. Basic and diluted income/loss per share are the same as the inclusion of common share equivalents would be anti-dilutive.

Stock-based compensation plan
The Company grants stock options under a fixed stock option plan in accordance with the TSX Venture Exchange policies (Note 9). Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. Previously only share purchase options granted to non-employees followed this method and options granted to directors, officers and employees were not expensed. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of the grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

Income taxes
Income taxes are accounted for by the liability method of income tax allocation. Under this method, the income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at carrying values. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization. The Corporation establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future tax assets will not be realized. The Company has not recognized the income tax benefit of losses carried forward as they have been fully offset by a valuation allowance.

Reclassifications
Certain of the comparative figures have been reclassified to conform with the current periods' presentation.

NOTE 3- OIL & GAS PROPERTIES

	June 30, 2006	December 31 2005
UNITED STATES		
East Corning Property, California		
Carrying costs	$723,487	$ 693,641
Less depletion and amortization	(685,539)	(685,539)
	37,948	8,102
Henry Dome Gas Property, Texas		
Intangible drilling and completion costs	243,302	243,302
Total costs, United States	281,250	251,404
CANADA		
Killam North Oil Property, Alberta		
Intangible drilling and completion costs	2,341,268	1,283,784
Other costs	146,282	150,868
Unexpended advances	-	361,445
	2,487,550	1,796,097
Less depletion and amortization	(190,652)	(45,000)
	2,296,898	1,751,097
Gladius Deep Basin Gas Property, Alberta		
Prospect fee	50,000	50,000
Gladius Deep Basin Test Well	409,500	0
Chigwell Gas Property, Alberta		
Intangible drilling and completion costs	176,514	176,514
Sarcee Gas Property, Alberta		
Intangible drilling and completion costs	885,178	866,862
Strachan Field Gas Property, Alberta		
Intangible drilling and completion costs	444,575	403,342
Ferrier, Alberta		
Lease costs	89,677	89,677
Total costs, Canada	**4,352,342**	**3,353,092**
TOTAL	**$ 4,633,592**	**$ 3,604,496**

NOTE 3 - OIL & GAS PROPERTIES CONTINUED

United States

California, USA
The Company entered into an agreement dated April 15, 2002, with Olympic Resources (Arizona) Ltd. ("Olympic") to participate in the drilling and casing of test wells located in Tehama County, California known as the East Corning Property. The Company through its wholly owned subsidiary Corning Energy Inc., have working interests ranging from 3.75% to 11.75% in a multiple well drill program.

Texas, USA
The Company entered into a Participation Agreement through its wholly owned subsidiary, Corning Energy Inc. with PB Energy USA, Inc. dated February 1, 2005, to earn a 7.5% interest in the Henry Dome Gas Prospect, located three miles northwest of Tilden, Texas.

Canada

Alberta Canada
The Company entered into a Farmout Agreement, as amended, in 2004, with the Alberta-based oil & gas company, Culane Energy Corp. to participate in drilling and casing a test well located in the Killam Area, Alberta. The Company earned a 26.25% working interest in the project by contributing 52.5% of the costs associated with the first oil well. The Company earned a 26.25% interest in subsequent wells by contributing 26.25% of the costs. A finders fee of 114,522 shares was paid in connection with this project.

The Company entered into Farmout Agreement in 2004 with an Alberta based oil & gas company, Gladius Energy Inc. to participate in drilling a high impact natural gas well located in the Deep Basin of the Alberta Foothills. The Company will earn a 21% interest in the test well after paying 35% of the cost. A $50,000 non-refundable prospect fee was paid on execution of the agreement and a further non-refundable equalization fee of $335,000 is payable upon Gladius Energy Inc. providing evidence of licensing of the test well. A yet to be negotiated finders fee is payable in connection with this project.

The Company entered into a participation agreement in June 2006, with Gladius Energy Inc. to participate in the drilling, completing and equipping of a test well in the Deep Basin of the Alberta Foothills. The company earned a 12% working interest in the test well at a cost of $ 409,500.

The Company entered into a Participation and Farm-in Agreement, dated February 21, 2005, to drill a test well in the Chigwell Area of Alberta. The Company will pay 11.25% of costs to earn a 6.5% interest in the well.

The Company entered into a Participation Agreement dated June 9, 2005, with Arapahoe Energy Corporation, to drill a test well on the Sarcee Indian Reserve, west of the city of Calgary, Alberta. The Company will pay 10% of actual costs to earn a 6% interest.

The Company entered into a Farm-in Agreement, dated June 13, 2005, with Highview Resources Ltd. to drill a test well in the Strachan Field near Rocky Mountain House, Alberta. The Company will pay 9.77% of costs to earn a 9.166% interest.

The Company entered into an agreement dated November 2, 2005 to participate in the acquisition of P & NG Lease in the Ferrier Area of Alberta. The Company paid $89,522 for a 17% interest in the lease.

NOTE 4 – MINERAL PROPERTIES

	June 30, 2006						December 31, 2005					
	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Uganda	Total	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Uganda	Total
ACQUISITION COSTS												
Balance, beginning of period	$54,650	$1	$9,028	$252000	$74,343	$390,022	$54650	$1	$9,028	$176,000	$-	$236,679
Incurred, during period	-	-	-	-	24,465	24,465	-	-	-	76,000	$74,343	150,343
Balance, end of period	$54,650	$1	$9,028	$252,000	$98,808	$414,487	$54,650	$1	$9,028	$252,000	$74,343	$390,022
EXPLORATION EXPENDITURES												
Aircraft charters		-	-	-	-	-	-	-	-	431	-	431
Assays	-	-	-	-	-	-	-	-	-	-	-	-
Drilling	-	-	-	-	-	-	-	-	-	-	-	-
Equipment rental	-	-	-	-	-	-	-	-	-	-	-	-
Field costs	-	-	-	-	-	-	-	-	-	430	-	430
Field wages	-	-	-	6,800	-	6,800	-	-	-	7485	37,583	45,068
Food, travel & lodging	-	-	-	-	30,156	30,156	-	-	-	-	-	-
Geological consulting	-	-	-	-	19,050	19,050	-	-	-	-	21,820	21,820
Geophysics	-	-	-	-	-	-	-	-	-	1,170	-	1,170
Professional fees	-	-	-	-	30,000	30,000	639	-	-	-	2,942	3,581
Operators fees	-	-	-	760	-	760	-	-	-	1,517	-	1,517
Staking & other costs	-	1,140	-	845	-	1,985	2,404	2,716	3,776	1,744	4,357	14,997
Tenement Costs/deposits	-	-	-	-	14,518	14,518	-	-	-	3,107	-	3,107
	-	1,140	-	8,405	93,724	103,269	3,043	2,716	3,776	15,884	66,702	92,121
Balance, beginning of period	70,945	15,440	11,469	1,172,250	66,702	1,336,806	67,902	12,724	7,693	1,156,366	-	1,244,685
Balance, end of period	70,945	16,580	11,469	1,180,655	160,426	1,440,075	70,945	15,440	11,469	1,172,250	66,702	1,336,806
TOTAL	$125,595	$16,581	$20,497	$1,432,655	$259,234	$1,854,662	$125,595	$15,441	$20,497	$1,424,250	$141,045	$1,726,828

NOTE 4 - MINERAL PROPERTIES (CONTINUED)

North Belt Property, British Columbia

The Company has a 100% interest in 8 mineral claims, of which 5 are subject to a 2% NSR royalty and 2 are subject to a 4% NSR royalty, and a 50% interest in 11 mineral claims subject to a 4% NSR royalty. The Company also owns 38 acres of real property.

By agreement dated February 24, 2003, the Company acquired all rights, title and interest in and to certain Crown Granted Mineral claims and surface rights included in the North Belt Property. As consideration, the Company issued 100,000 common shares at $0.21 per share. The Company also agreed to a 5% NSR on future production.

The Company completed a mineral property agreement with Teck Cominco Metals Ltd. for the purchase of a 100% interest, subject to a 2% NSR, in 9 Crown Granted Mineral claims at Rossland B.C. The Company issued 50,000 common shares at $0.21 per share.

During the year ended December 31, 2004, the Company staked a group of claims in the Trail Mining Division, British Columbia, known as the Gertrude claims. A third party opposed the staking, and the Company utilized all mandated appeal processes to retain the claims, but was unsuccessful. Accordingly, the legal costs associated with the Gertrude claims of $12,072 have been included with exploration expenditures.

By agreement dated September 15, 2004, between Teck Cominco Metals Ltd., Landore Resources Inc., and the Company, the Company acquired a 100% interest in 3 Crown Granted Mineral claims located at Rossland B.C. As consideration, the Company issued 20,000 common shares at $0.30 per share. The claims are subject to a 2% NSR royalty.

South Belt Property, British Columbia

The Company has a 100% interest, subject to a 2% NSR royalty, in 66 mineral claims.

The Company entered into an Option and Joint Venture Letter Agreement with a private company (the "Optionee") that has a director in common with the Company to facilitate the exploration of the South Belt Property. Under the terms of the agreement, the Optionee must expend $1,850,000 in exploration expenditures and issue 800,000 shares to the Company in installments through July 31, 2008 to earn a 70% interest in the mineral claim.

Gallagher Gold Project, Nevada USA

The Company acquired by staking a 100% interest in 24 contiguous unpatented mineral claims in White Pine County, Nevada.

Feni Island, Papua, New Guinea

The Company entered into an agreement dated February 5, 2003, (amended June 10, 2003) to option a 75% undivided interest in the Feni Gold Project located in New Ireland Province, Papua New Guinea. The property is subject to a 1% NSR royalty. The Company may, at its sole election, exercise the option in stages by making the following exploration expenditures and issuing common shares;

> **Stage 1**: Expending a minimum of $250,000 on exploration in the 15 months from date of agreement (expended) and issuing 200,000 common shares (issued).
>
> **Stage 2**: Expending an additional $250,000 on exploration, including drilling, prior to September 26, 2004 (expended), and issuing an additional 200,000 common shares (issued).
>
> **Stage 3**: Pursuant to an amendment to the agreement dated March 15, 2005, the Company will expend a further $100,000 during 2005, $50,000 on signing of the agreement and $50,000 on June 30, 2005, and issue a further 200,000 common shares. The Company fulfilled the foregoing and a 50% interest in the mineral property vested to the Company.
>
> **Stage 4**: Pursuant to an amendment to the agreement dated August 11, 2006 the Company will expend an additional $1,260,000 on exploration prior to June 30, 2007, and to issue an additional 200,000 common shares by December 31, 2006. After fulfilling these obligations a further 25% interest in the mineral property will vest to the Company for a total of 75% interest.

Uganda, Africa

By agreements dated July 11 and October 7, 2005, the Company entered into an option agreement with Rwenzori Copper and Nickel Mines Ltd., a Ugandan company, to earn a 100% interest in seven copper-cobalt prospects in West Uganda. As consideration for the option the company will pay 100% of exploration costs, a minimum of $20,000 US per year for three years, has issued 150,000 common shares, with a further 300,000 common shares to be issued in 2006 and 2007

NOTE 5 - INVESTMENT

The Company and New Guinea Gold ("NGG") completed a Share Purchase Agreement on February 13, 2004 for the acquisition of the shares of Kanon Resources Ltd ("Kanon"). The Company and NGG each hold a 50% interest in Kanon. The Company and NGG each made a cash payment of $ 70,000 and issued 3,000,000 common shares (1,600,000 common shares of the Company and 1,400,000 common shares of NGG) to the vendors.

	June 30, 2006	December 31, 2005
Carrying Value of Kanon Investment		
Cash	$70,000	$70,000
1,600,000 Common Shares Issued	336,000	336,000
	406,000	406,000
Deduct 50% of Kanon Operating Loss	(19,791)	(19,791)
	386,209	386,209
Cash Advances	1,265,103	915,102
	$1,651,312	**$1,301,311**

Kanon Resources Ltd. has carried out exploration on six projects, the Company's proportionate share of the expenditures by project are as follows:

	June 30, 2006	December 31, 2005
Bismark Project	$93,674	$87,133
Mr. Allemata Project	277,498	273,881
Fergusson Project	42,180	32,321
Mr. Nakru	188,525	177,835
Yup River Project	57,982	54,574
Mt. Penck Project	479,481	329,477
	$1,139,340	**$955,221**

NOTE – 6 RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2006, the Company incurred the following amounts to directors: management and consulting fees of $ 133,072 (2005- $38,790) reimbursement of general and administrative expense of $12,401,(2005- $20,441). At June 30,2006 , $ nil (2005- $1,976) was owing to directors. These transactions are in the normal course of business.

NOTE – 7 SHARE CAPITAL

Authorized: Unlimited common shares without par value

Issued:	SHARES	VALUE
Balance December 31, 2004	**28,682,721**	**$15,440,550**
Issued during the year		
By private placement, net of issue cost	25,792,099	5,861,740
By exercise of share purchase warrants	1,600,417	403,896
By exercise of stock options	30,000	15,480
For acquisition of property	350,000	127,000
Share subscriptions receivable	—	(20,000)
Balance December 31, 2005	**56,455,237**	**$21,828,666**
Issued during the six month period		
By exercise of share purchase warrants	11,664,571	3,130,451
By exercise of stock options	659,998	239,438
Balance June 30, 2006	**68,779,806**	**$25,188,555**

Share Purchase Warrants

A summary of the changes in the Company's stock purchase warrants is presented below:

	Six months ended June 30, 2006		Year ended December 31, 2005	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of period	**24,229,599**	**$0.30**	**1,077,169**	**$ 0.57**
Issued	-	-	25,792,099	0.30
Exercised	11,664,571	$0.26	(1,600,417)	0.25
Expired	-	-	(1,039,252)	0.58
Balance, end of period	**12,565,028**	**$0.32**	**24,229,599**	**$ 0.30**

As at June 30, 2006 the following share purchase warrants are outstanding:

Number	Price	Expiry
3,000,000	$0.30	August 2006
500,000	$0.30	September 2006
300,000	$0.30	October 2006
8,765,028	$0.35	November 2006

NOTE 8 – STOCK OPTION PLAN

The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the TSX Venture Exchange. The Board of Directors is authorized to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of the issued and outstanding common shares to a maximum of 10,000,000 shares. The number of options granted might exceed 10% of the outstanding shares at the time of granting the options. The exercise prices of options granted shall not be less than the fair market value of the common shares on the date of grant and the exercise period shall not exceed 5 years from the date the option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant or 2% if the optionee is a consultant or employed in an investor relations capacity.

The fair value of the options granted during the year was estimated at the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions: Dividend yield of 0%; risk-free interest of 3.2%; expected volatility 97% and expected life of 3 years. During the six months ended June 30, 2006 the Company recognized stock based compensation of $148,030 (2005- $160,769). During the period ended June 30, 2006 $120,318 (2005 - $nil) was credited to share capital in respect of stock options exercised.

A summary of changes in the Company's stock options is presented below:

	June 30, 2006		December 31, 2005	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of Period	**5,850,000**	**$0.28**	**4,450,000**	**$0.26**
Granted	200,000	$0.55	1,950,000	$0.32
Exercised	(659,998)	$0.17	(30,000)	$0.30
Forfeited/ Cancelled	(293,335)	$0.33	(520,000)	$0.30
Balance, end of Period	**5,096,667**	**$0.29**	**5,850,000**	**$0.28**

		June 30,2006	
Exercise Price	Weighted Average Remaining Contractual Life (in years)	Outstanding	Exercisable
$0.22	2.00	969,460	969,460
$0.30	3.00	3,527,207	3,188,542
$0.35	3.45	400,000	200,000
$0.55	2.75	200,000	33,000
		5,096,667	

NOTE 9 – SEGMENTED INFORMATION

The Company is primarily engaged in mining exploration and oil & gas activities in Canada, Papua New Guinea, Uganda and the United States.

Segmented operations and identifiable assets are as follows:

	Six months Ended June 30, 2006	Six months Ended June30, 2005
INCOME (LOSS) INCOME FROM OPERATIONS		
Canada	$371,183	($507,227)
Papua New Guinea	-	-
Uganda	-	-
United States	31,272	(8,574)
	$402,455	**($515,801)**

	June 30, 2006	December 31, 2005
IDENTIFIABLE ASSETS		
Canada	$8,775,195	$5,789,868
Papua New Guinea	3,092,030	2,725,561
Uganda	259,234	141,045
United States	312,166	127,542
	$12,436,625	**$8,784,016**

NOTE 10 – COMMITMENT

The Company is committed under a lease agreement for office premises expiring June 30, 2009 in the amount of $27,423 per annum, increasing to $28,989 per annum effective July 1,2006. Future minimum annual lease payments are as follow:

2006	$ 15,255
2007	28,989
2008	28,989
2009	14,495
	$ 87,728

NOTE 11 – SUBSEQUENT EVENTS

1. The Company acquired an interest in seven rare metal mines in Uganda, through Horn Rare Metals Ltd. a wholly-owned subsidiary. Horn Rare Metals Ltd. subsequently raised $ 500,000 US and issued treasury shares leaving the Company with a 51% ownership in Horn Rare Metals Ltd.

2. Issued 100,000 common shares to Rwenzori Copper and Nickel Mines Ltd. pursuant to the Option Agreement entered into in October 2005.

3. Amended the Option agreement with New Guinea Gold Corporation which extends the date for exploration expenditure of $1,260,000 to June 30, 2007

4. Issued 3,000,000 common shares upon the exercise of 3,000,000 share purchase warrants @$0.30 for cash proceeds of $900,000. Issued 20,000 common share upon the exercise of 20,000 shares purchase warrants @$0.35 for cash proceeds of $7,000.

VANGOLD RESOURCES LTD.

Consolidated Financial Statements

(Unaudited, Prepared by Management)

September 30, 2006 and 2005

VANGOLD RESOURCES LTD.
INTERIM CONSOLIDATED BALANCE SHEET
(Unaudited-prepared by management)

		September 30, 2006	December 31, 2005
	ASSETS		
CURRENT			
Cash and cash equivalents		$5,590,249	$1,661,967
Accounts receivable		468,375	442,430
Prepaid expenses		14,405	12,050
		6,073,029	$2,116,447
Oil & Gas properties	(Note – 3)	4,651,949	3,604,496
Mineral Properties	(Note - 4)	2,071,560	1,726,828
Property & Equipment		43,114	34,934
Investment	(Note – 5)	1,751,311	1,301,311
		$14,590,963	**$8,784,016**
	LIABILITIES		
CURRENT			
Accounts payable and accrued liabilities		$92,448	$ 233,496
Due to related parties		-	2,732
		92,448	236,228
ASSET RETIREMENT OBLIGATIONS		73,052	26,532
		165,500	262,760
NON-CONTROLLING INTEREST	(Note-2)	555,555	-
	SHAREHOLDERS' EQUITY		
Share capital	(Note - 7)	26,368,554	21,828,666
Contributed Surplus		1,077,084	979,333
Deficit		(13,575,730)	(14,286,743)
		13,869,908	8,521,256
		$14,590,063	**$8,784,016**

Approved on Behalf of the Board:

"Dal Brynelsen"
Director: Dal S. Brynelsen

"Mike Mackey"
Director: J. Michael Mackey

(The accompanying notes are an integral part of these consolidated financial statements)

VANGOLD RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT
(Unaudited-prepared by management)

	Three months Ended September 30, 2006	Nine Months Ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2005
REVENUE				
Petroleum revenue	$1,123,791	$3,430,798	$243,471	$457,204
Royalties	(306,622)	(1,019,961)	(45,611)	(102,483)
	$817,169	$2,410,837	197,860	354,721
Interest earned	44,614	82,577	5,677	21,118
	861,783	**2,493,414**	**$203,537**	**375,839**
EXPENSES				
Operating	87,392	245,868	24,541	78,805
General and Administrative	316,283	1,060,179	225,464	674,732
Stock-based Compensation	70,659	218,689	117,078	227,847
Depletion and Depreciation	78,890	257,665	13,192	36,994
	553,224	**1,782,401**	**380,275**	**1,068,378**
NET INCOME (LOSS) FOR THE PERIOD	**308,558**	**711,013**	**(176,738)**	**(692,539)**
DEFICIT, BEGINNING OF PERIOD	(13,884,288)	(14,286,743)	(13,696,440)	(13,180,639)
DEFICIT, END OF PERIOD	**($13,575,730)**	**($13,575,730)**	**($13,873,178)**	**($13,873,178)**
INCOME (LOSS) PER SHARE				
Basic and Diluted		$0.01		($0.02)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING				
Basic		68,100,048		39,232,000
Diluted		69,746,735		39,806,140

(The accompanying notes are an integral part of these consolidated financial statements)

VANGOLD RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited-prepared by management

CASH FLOWS PROVIDED BY (USED FOR)	Three months Ended September 30, 2006	Nine months Ended September 30, 2006	Three months Ended September 30, 2005	Nine months Ended September 30, 2005
OPERATING ACTIVITIES				
Net income (loss) for the period	$308,558	$711,013	($176,738)	($692,539)
Adjust for items not involving cash:				
Depletion & depreciation	78,890	257,665	13,192	36,994
Stock-based compensation	70,659	218,689	117,078	227,847
Equity Loss	0	0	4,206	4,206
	458,107	1,187,367	(42,262)	(373,492)
NET CHANGES IN NON-CASH WORKING CAPITAL ITEMS				
Accounts receivable	217,611	(25,945)	(109,725)	(113,693)
Prepaid expenses	378	(2,355)	0	(7,054)
Accounts payable	46,007	(141,048)	36,687	5,377
Payable to joint interest partners	0	0	(31,307)	(66,655)
Due to related parties	0	(2,732)	4,211	(60,882)
	263,996	(172,080)	(100,134)	(242,907)
	722,103	1,015,287	(142,396)	((616,399)
INVESTING ACTIVITIES				
Oil & gas properties	(77,221)	(1,294,813)	(233,973)	(1506,826)
Mineral properties exploration	(216,998)	(344,732)	(18,593)	(154,344)
Purchase of Property & equipment	(6,287)	(18,485)	(636)	(26,940)
Investment	(100,000)	(450,000)	(0)	(358,476)
Non-controlling interest	540,000	540,000	0	0
	139,494	(1,568,030)	(253,204)	(2,048,586)
FINANCING ACTIVITIES				
Proceeds from issue of share capital	1,170,000	4,481,025	1,002500	3,736,974
INCREASE IN CASH AND EQUIVALENTS	2,031,597	3,928,282	606,900	1,071,989
Cash Equivalents, beginning of period	3,558,652	1,661,967	818,995	353,906
Cash Equivalents, end of period	$5,590,249	$5,590,249	$1,425,895	1,425,895
CASH AND CASH EQUIVALENTS				
Cash in Bank		$300,858		$630,601
Short Term Investments		5,289,391		1,031,366
		$5,590,249		**$1,661,967**
SUPPLEMENTARY CASH FLOW INFORMATION				
Income taxes paid		0		0
Interest paid		0		0

(The accompanying notes are an integral part of these consolidated financial statements)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of acquisition and exploration of mineral and oil and gas properties. The Company currently holds mineral property interests located in Canada, the United States and Papua New Guinea, and oil and gas interests located in Canada and the United States.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation
These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a consolidated basis and include the accounts of the Company and its wholly owned subsidiaries, Corning Energy, Inc. (a Nevada corporation), 686614 BC Ltd. (a British Columbia corporation) and its partially owned subsidiary, Horn Rare Metals Ltd (a British Columbia corporation. All significant intercompany balances and transactions have been eliminated.

Estimates, assumptions and measurement uncertainty
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The amounts recorded for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Foreign currency translation
The consolidated financial statements are presented in Canadian dollars. The Company and its subsidiaries are considered to be integrated operations and the accounts are translated using the temporal method. Under this method, foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at their market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange during the year, except for depletion and depreciation, which are translated at the same rates of exchange as the related assets. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

Cash and cash equivalents
Cash equivalents consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when acquired. As at September 30, 2006 there was $ 5,289,391 in cash equivalents (2005 - $1,031,366).

Financial instruments
The fair values of cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued liabilities, and due to related parties were estimated to approximate their carrying values due to the immediate or short term maturity of these financial instruments. The Company operates in Canada, United States, Uganda and Papua New Guinea giving rise to significant exposure to market risks from changes in interest rates and foreign exchange rates. The financial risk is the risk to the Company's earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. Management does not believe the Company is exposed to significant credit or interest rate risks.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment
Property and equipment are recorded at cost and are depreciated on the declining balance basis at the following rates: Computer hardware - 30% per annum; Office furniture - 20% per annum; Mining equipment - 20% per annum. The Company recognized depreciation of $10,305 (2005 - $ 2,192) for the nine months ended September 30, 2006.

Oil and gas properties
The Company follows the full cost method of accounting for oil and gas properties. Under this method, all costs associated with the acquisition of, exploration for and the development of petroleum and natural gas reserves are capitalized, recognizing one cost centre per country. The Company's oil and gas interests are held in two cost centres: Canada and the United States. Such costs include land acquisition costs, geological and geophysical expenses, costs of drilling both productive and non-productive wells and related overhead charges. Such costs do not necessarily reflect present values. Proceeds from the sale of oil and gas properties reduce capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion.

Costs directly associated with the acquiring and evaluating of unproved properties are initially excluded from the costs subject to depletion. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to the costs subject to depletion. The costs related to a cost centre from which there is production is depleted on the unit of production method based on estimated proven reserves. In applying the full cost method, the Company calculates a ceiling test which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proven oil and gas reserves, based on period end prices. If the net carrying cost of the oil and gas properties exceeds the ultimate recoverable amount, the cost centre is written down to its fair value using the expected present value approach. This approach incorporates risks and uncertainties in the expected future cash flows, which are discounted using a risk free rate. Substantially all oil and gas activities are conducted jointly with others and accordingly the accounts reflect only the Company's proportionate interest in such activities.

Mineral properties
The Company capitalizes the acquisition costs of mineral properties and related exploration and development costs. The amounts shown for mineral properties represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values. These costs will be amortized over the estimated productive lives of the properties upon commencement of commercial production using the unit-of-production method. Costs relating to mineral properties that are sold or abandoned are written off when such events occur or are written down to a nominal amount when management decides not to commit any further exploration or development of the property. Interests acquired under option agreements, whereby option payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from options granted are applied to the cost of the related property and any excess is included in earnings for the year. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

Impairment of long-lived assets
The Company follows the recommendations of CICA Handbook Section 3063, "*Impairment of Long-Lived Assets*". Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. The Company conducts its impairment test on long-lived assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment is recognized when the carrying amount of an asset to be held and used exceeds the undiscounted future net cash flows expected from its use and disposal. If there is an impairment, the impairment amount is measured as the amount by which the carrying amount of the asset exceeds its fair value, calculated using discounted cash flows when quoted market prices are not available.

Asset Retirement Obligation
The Company follows the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3110 "*Asset Retirement Obligations*". This section requires the recognition of the fair value of the obligation associated with the retirement of tangible long-lived assets be recorded in the period in which the liability is incurred, with a corresponding increase in the carrying value of the related asset. The liability is accreted over time for changes in the fair value of the liability through changes to accretion expenses. The costs capitalized to the related assets are depleted to earnings in a manner consistent with the underlying asset.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) . . .

	Nine months Ended September 30, 2006	Nine months Ended September 30, 2005
Beginning asset retirement obligations	$ 26,532	$19,305
Liabilities incurred	42,200	-
Accretion	4,320	-
Total asset retirement obligations	$ 73,052	$ 19,305

Non-Controlling Interest
The non-controlling interest in Horn Rare Metal Ltd's assets and liabilities are reflected in terms of carrying values recorded in the accounting records of Horn Rare Metals Ltd.

Investments
The Company accounts for its investment in Kanon Resources Ltd. on the equity basis. Declines in market value are expensed when such declines are considered to be other than temporary.

Income/Loss per share
The loss per share figures is calculated using the weighted average number of shares outstanding during the respective fiscal periods. Diluted loss per share is calculated using the Treasury Stock method which, for outstanding stock options and warrants, assumes that the proceeds to be received on the exercise of the stock options and warrants are applied to repurchase common shares at the average market price for the period, for purposes of determining the weighted average number of shares outstanding. Basic and diluted loss per share are the same as the inclusion of common share equivalents would be anti-dilutive.

Stock-based compensation plan
The Company grants stock options under a fixed stock option plan in accordance with the TSX Venture Exchange policies (Note 9). Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. Previously only share purchase options granted to non-employees followed this method and options granted to directors, officers and employees were not expensed. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of the grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

Income taxes
Income taxes are accounted for by the liability method of income tax allocation. Under this method, the income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at carrying values. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization. The Corporation establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future tax assets will not be realized. The Company has not recognized the income tax benefit of losses carried forward as they have been fully offset by a valuation allowance.

NOTE 3- OIL & GAS PROPERTIES

	September 30, 2006	December 31 2005
UNITED STATES		
East Corning Property, California		
Carrying costs	$725,242	$ 693,641
Less depletion and amortization	(685,539)	(685,539)
	39,703	8,102
Henry Dome Gas Property, Texas		
Intangible drilling and completion costs	243,302	243,302
Total costs, United States	283,005	251,404
CANADA		
Killam North Oil Property, Alberta		
Intangible drilling and completion costs	2,407,146	1,283,784
Other costs	146,282	150,868
Unexpended advances	-	361,445
	2,553,428	1,796,097
Less depletion and amortization	(259,952)	(45,000)
	2,293,476	1,751,097
Gladius Deep Basin Gas Property, Alberta		
Prospect fee	50,000	50,000
Gladius Deep Basin Test Well	409,500	0
Gladius Deep Basin Land Lease	17,080	0
Chigwell Gas Property, Alberta		
Intangible drilling and completion costs	176,514	176,514
Sarcee Gas Property, Alberta		
Intangible drilling and completion costs	888,122	866,862
Strachan Field Gas Property, Alberta		
Intangible drilling and completion costs	444,575	403,342
Ferrier, Alberta		
Lease costs	89,677	89,677
Total costs, Canada	**4,368,944**	**3,353,092**
TOTAL	**$ 4,651,949**	**$ 3,604,496**

NOTE 3 - OIL & GAS PROPERTIES CONTINUED

United States

California, USA
The Company entered into an agreement dated April 15, 2002, with Olympic Resources (Arizona) Ltd. ("Olympic") to participate in the drilling and casing of test wells located in Tehama County, California known as the East Corning Property. The Company through its wholly owned subsidiary Corning Energy Inc., have working interests ranging from 3.75% to 11.75% in a multiple well drill program.

Texas, USA
The Company entered into a Participation Agreement through its wholly owned subsidiary, Corning Energy Inc. with PB Energy USA, Inc. dated February 1, 2005, to earn a 7.5% interest in the Henry Dome Gas Prospect, located three miles northwest of Tilden, Texas.

Canada

Alberta Canada
The Company entered into a Farmout Agreement, as amended, in 2004, with the Alberta-based oil & gas company, Culane Energy Corp. to participate in drilling and casing a test well located in the Killam Area, Alberta. The Company earned a 26.25% working interest in the project by contributing 52.5% of the costs associated with the first oil well. The Company will earn a 26.25% interest in subsequent wells by contributing 26.25% of the costs. A finders fee of 114,522 shares was paid in connection with this project.

The Company entered into Farmout Agreement in 2004 with an Alberta based oil & gas company, Gladius Energy Inc. to participate in drilling a high impact natural gas well located in the Deep Basin of the Alberta Foothills. The Company will earn a 21% interest in the test well after paying 35% of the cost. A $50,000 non-refundable prospect fee was paid on execution of the agreement and a further non-refundable equalization fee of $335,000 is payable upon Gladius Energy Inc. providing evidence of licensing of the test well. A yet to be negotiated finders fee is payable in connection with this project.

The Company entered into a participation agreement in June 2006, with Gladius Energy Inc. to participate in the drilling, completing and equipping of a test well in the Deep Basin of the Alberta Foothills. The company earned a 12% working interest in the test well at a cost of $ 409,500.

The Company entered into an agreement dated 21 September 2006 to participate in the acquisition of an Alberta P& NG lease. The Company paid $17,080 for a 15.75% interest in the lease.

The Company entered into a Participation and Farm-in Agreement, dated February 21, 2005, to drill a test well in the Chigwell Area of Alberta. The Company will pay 11.25% of costs to earn a 6.5% interest in the well.

The Company entered into a Participation Agreement dated June 9, 2005, with Arapahoe Energy Corporation, to drill a test well on the Sarcee Indian Reserve, west of the city of Calgary, Alberta. The Company will pay 10% of actual costs to earn a 6% interest.

The Company entered into a Farm-in Agreement, dated June 13, 2005, with Highview Resources Ltd. to drill a test well in the Strachan Field near Rocky Mountain House, Alberta. The Company will pay 9.77% of costs to earn a 9.166% interest.

The Company entered into an agreement dated November 2, 2005 to participate in the acquisition of P & NG Lease in the Ferrier Area of Alberta. The Company paid $89,522 for a 17% interest in the lease.

NOTE 4 – MINERAL PROPERTIES

	September 30, 2006						December 31, 2005					
	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Uganda	Total	North Belt Property	South Belt Property	Gallagher Property	Feni Island Property	Uganda	Total
ACQUISITION COSTS												
Balance, beginning of period	$54,650	$1	$9,028	$252000	$74,343	$390,022	$54650	$1	$9,028	$176,000	$-	$236,679
Incurred, during period	-	-	-	-	108,555	108,555	-	-	-	76,000	$74,343	150,343
Balance, end of period	**$54,650**	**$1**	**$9,028**	**$252,000**	**$182,898**	**$498,577**	**$54,650**	**$1**	**$9,028**	**$252,000**	**$74,343**	**$390,022**
EXPLORATION EXPENDITURES												
Aircraft charters		-	-	3,484	-	3,484	-	-	-	431	-	431
Assays	-	-	-	-	-	-	-	-	-	-	-	-
Drilling	-	-	-	-	-	-	-	-	-	-	-	-
Equipment rental	-	-	-	-	-	-	-	-	-	-	-	-
Field costs	-	-	-	1,716	-	1,716	-	-	-	430	-	430
Field wages	-	-	-	15,508	-	15,508	-	-	-	7485	37,583	45,068
Food, travel & lodging	-	-	-	7,876	36,784	44,660	-	-	-	-	-	-
Geological consulting	-	-	3,945	18,303	30,338	52,586	-	-	-	-	21,820	21,820
Geophysics	-	-	-	-	-	-	-	-	-	1,170	-	1,170
Professional fees	-	-	-	-	45,000	45,000	639	-	-	-	2,942	3,581
Operators fees	-	-	-	5,663	-	5,663	-	-	-	1,517	-	1,517
Staking & other costs	-	1,138	-	845	-	1,983	2,404	2,716	3,776	1,744	4,357	14,997
Tenement & other costs	-	-	-	2,987	62,590	65,577	-	-	-	3,107	-	3,107
	-	1,138	3,945	56,382	174,712	236,177	3,043	2,716	3,776	15,884	66,702	92,121
Balance, beginning of period	70,945	15,440	11,469	1,172,250	66,702	1,336,806	67,902	12,724	7,693	1,156,366	-	1,244,685
Balance, end of period	**70,945**	**16,578**	**15,414**	**1,228,632**	**241,414**	**1,572,983**	**70,945**	**15,440**	**11,469**	**1,172,250**	**66,702**	**1,336,806**
TOTAL	**$125,595**	**$16,579**	**$24,442**	**$1,480,632**	**$424,312**	**$2,071,560**	**$125,595**	**$15,441**	**$20,497**	**$1,424,250**	**$141,045**	**$1,726,828**

NOTE 4 - MINERAL PROPERTIES (CONTINUED)

North Belt Property, British Columbia

The Company has a 100% interest in 8 mineral claims, of which 5 are subject to a 2% NSR royalty and 2 are subject to a 4% NSR royalty, and a 50% interest in 11 mineral claims subject to a 4% NSR royalty. The Company also owns 38 acres of real property.

By agreement dated February 24, 2003, the Company acquired all rights, title and interest in and to certain Crown Granted Mineral claims and surface rights included in the North Belt Property. As consideration, the Company issued 100,000 common shares at $0.21 per share. The Company also agreed to a 5% NSR on future production.

The Company completed a mineral property agreement with Teck Cominco Metals Ltd. for the purchase of a 100% interest, subject to a 2% NSR, in 9 Crown Granted Mineral claims at Rossland B.C. The Company issued 50,000 common shares at $0.21 per share.

During the year ended December 31, 2004, the Company staked a group of claims in the Trail Mining Division, British Columbia, known as the Gertrude claims. A third party opposed the staking, and the Company utilized all mandated appeal processes to retain the claims, but was unsuccessful. Accordingly, the legal costs associated with the Gertrude claims of $12,072 have been included with exploration expenditures.

By agreement dated September 15, 2004, between Teck Cominco Metals Ltd., Landore Resources Inc., and the Company, the Company acquired a 100% interest in 3 Crown Granted Mineral claims located at Rossland B.C. As consideration, the Company issued 20,000 common shares at $0.30 per share. The claims are subject to a 2% NSR royalty.

South Belt Property, British Columbia

The Company has a 100% interest, subject to a 2% NSR royalty, in 66 mineral claims.

The Company entered into an Option and Joint Venture Letter Agreement with a private company (the "Optionee") that has a director in common with the Company to facilitate the exploration of the South Belt Property. Under the terms of the agreement, the Optionee must expend $1,850,000 in exploration expenditures and issue 800,000 shares to the Company in installments through July 31, 2008 to earn a 70% interest in the mineral claim.

Gallagher Gold Project, Nevada USA

The Company acquired by staking a 100% interest in 24 contiguous unpatented mineral claims in White Pine County, Nevada.

Feni Island, Papua, New Guinea

The Company entered into an agreement dated February 5, 2003, (amended June 10, 2003) to option a 75% undivided interest in the Feni Gold Project located in New Ireland Province, Papua New Guinea. The property is subject to a 1% NSR royalty. The Company may, at its sole election, exercise the option in stages by making the following exploration expenditures and issuing common shares;

Stage 1: Expending a minimum of $250,000 on exploration in the 15 months from date of agreement (expended) and issuing 200,000 common shares (issued).

Stage 2: Expending an additional $250,000 on exploration, including drilling, prior to September 26, 2004 (expended), and issuing an additional 200,000 common shares (issued).

Stage 3: Pursuant to an amendment to the agreement dated March 15, 2005, the Company will expend a further $100,000 during 2005, $50,000 on signing of the agreement and $50,000 on June 30, 2005, and issue a further 200,000 common shares. The Company fulfilled the foregoing and a 50% interest in the mineral property vested to the Company.

Stage 4: Pursuant to an amendment to the agreement dated August 11,2006 the Company will expend an additional $1,260,000 on exploration prior to June 30, 2007, and to issue an additional 200,000 common shares by December 31, 2006. After fulfilling these obligations a further 25% interest in the mineral property will vest to the Company for a total of 75% interest.

Uganda, Africa

By agreements dated July 11 and October 7, 2005, the Company entered into an option agreement with Rwenzori Copper and Nickel Mines Ltd., a Ugandan company, to earn a 100% interest in seven copper-cobalt prospects in West Uganda. As consideration for the option the company will pay 100% of exploration costs, a minimum of $20,000 US per year for three years, has issued 250,000 common shares, with a further 200,000 common shares to be issued in 2006 and 2007

NOTE 4 - MINERAL PROPERTIES (CONTINUED)

By agreement dated June 20 2006, the Company acquired a 90% interest in seven beryllium mines in Uganda. The acquisition was facilitated through the Company's 51% owned subsidiary, Horn Rare Metals Ltd. Pursuant to the terms of the agreement the Company paid $ 50,000 US for the licences.

NOTE 5 - INVESTMENT

The Company and New Guinea Gold ("NGG") completed a Share Purchase Agreement on February 13, 2004 for the acquisition of the shares of Kanon Resources Ltd ("Kanon"). The Company and NGG each hold a 50% interest in Kanon. The Company and NGG each made a cash payment of $70,000 and issued 3,000,000 common shares (1,600,000 common shares of the Company and 1,400,000 common shares of NGG) to the vendors.

	September 30, 2006	December 31, 2005
Carrying Value of Kanon Investment		
Cash	$70,000	$70,000
1,600,000 Common Shares Issued	336,000	336,000
	406,000	406,000
Deduct 50% of Kanon Operating Loss	(19,791)	(19,791)
	386,209	386,209
Cash Advances	1,365,102	915,102
	$1,751,311	$1,301,311

Kanon Resources Ltd. has carried out exploration on six projects, the Company's proportionate share of the expenditures by project are as follows:

	September 30, 2006	December 31, 2005
Bismark Project	$94,669	$87,133
Mr. Allemata Project	279,482	273,881
Fergusson Project	44,918	32,321
Mr. Nakru	189,939	177,835
Yup River Project	63,164	54,574
Mt. Penck Project	575,460	329,477
	$1,247,632	$955,221

NOTE – 6 RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2006, the Company incurred the following amounts to directors: management and consulting fees of $190,195 (2005- $122,000), director's fees $28,000 (2005 nil), reimbursement of general and administrative expense of $12,513, (2005- $10,843). At September 30, 2006, $ nil (2005- $4,211) was owing to directors. These transactions are in the normal course of business.

NOTE – 7 SHARE CAPITAL

Authorized: Unlimited common shares without par value

Issued:	SHARES	VALUE
Balance December 31, 2004	**28,682,721**	**$15,440,550**
Issued during the year		
By private placement, net of issue cost	25,792,099	5,861,740
By exercise of share purchase warrants	1,600,417	403,896
By exercise of stock options	30,000	15,480
For acquisition of property	350,000	127,000
Share subscriptions receivable	—	(20,000)
Balance December 31, 2005	**56,455,237**	**$21,828,666**
Issued during the six month period		
By exercise of share purchase warrants	15,384,571	4,247,450
By exercise of stock options	659,998	239,438
For acquisition of property	100,000	53,000
Balance September 30, 2006	**72,599,806**	**$26,368,554**

Share Purchase Warrants

A summary of the changes in the Company's stock purchase warrants is presented below:

	Nine months ended September 30, 2006		Year ended December 31, 2005	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of period	**24,229,599**	**$0.30**	**1,077,169**	**$ 0.57**
Issued	-	-	25,792,099	0.30
Exercised	15,384,571	$0.27	(1,600,417)	0.25
Expired	-	-	(1,039,252)	0.58
Balance, end of period	**8,845,028**	**$0.35**	**24,229,599**	**$ 0.30**

As at September 30, 2006 the following share purchase warrants are outstanding:

Number	Price	Expiry
100,000	$0.30	October 2006
8,745,028	$0.35	November 2006

NOTE 8 – STOCK OPTION PLAN

The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the TSX Venture Exchange. The Board of Directors is authorized to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of the issued and outstanding common shares to a maximum of 10,000,000 shares. The number of options granted might exceed 10% of the outstanding shares at the time of granting the options. The exercise prices of options granted shall not be less than the fair market value of the common shares on the date of grant and the exercise period shall not exceed 5 years from the date the option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant or 2% if the optionee is a consultant or employed in an investor relations capacity.

The fair value of the options granted during the year was estimated at the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions: Dividend yield of 0%; risk-free interest of 3.2%; expected volatility 97% and expected life of 3 years. During the nine months ended September 30, 2006 the Company recognized stock based compensation of $218,689 (2005- $227,847) during the period ended September 30, 2006 $120,938 (2005 - $nil) was credited to share capital in respect of stock options exercised.

A summary of changes in the Company's stock options is presented below:

	September 30, 2006		December 31, 2005	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of Period	**5,850,000**	**$0.28**	**4,450,000**	**$0.26**
Granted	200,000	$0.55	1,950,000	$0.32
Exercised	(659,998)	$0.17	(30,000)	$0.30
Forfeited/ Cancelled	(293,335)	$0.33	(520,000)	$0.30
Balance, end of Period	**5,096,667**	**$0.29**	**5,850,000**	**$0.28**

Exercise Price	Weighted Average Remaining Contractual Life (in years)	September 30,2006 Outstanding	Exercisable
$0.22	1.75	969,460	969,460
$0.30	3.75	3,527,207	3,527,207
$0.35	3.20	400,000	266,666
$0.55	2.50	200,000	66,000
		5,096,667	4,829,333

NOTE 9 – SEGMENTED INFORMATION

The Company is primarily engaged in mining exploration and oil & gas activities in Canada, Papua New Guinea, Uganda and the United States.

Segmented operations and identifiable assets are as follows:

	Nine months Ended September 30, 2006	Nine months Ended September 30, 2005
INCOME (LOSS) INCOME FROM OPERATIONS		
Canada	$674,638	($735,780)
Papua New Guinea	-	(4,206)
Uganda	-	-
United States	36,375	47,447
	$711,013	**($692,539)**

	September 30, 2006	December 31, 2005
IDENTIFIABLE ASSETS		
Canada	$10,651,703	$5,789,868
Papua New Guinea	3,231,943	2,725,561
Uganda	424,312	141,045
United States	283,005	127,542
	$14,590,963	**$8,784,016**

NOTE 10 – COMMITMENT

The Company is committed under a lease agreement for office premises expiring June 30, 2009 in the amount of $27,423 per annum, increasing to $28,989 per annum effective July 1,2006. Future minimum annual lease payments are as follow:

2006	$ 6,559
2007	28,989
2008	28,989
2009	14,495
	$ 79,032

NOTE 11 – SUBSEQUENT EVENTS

1- Issued 100,000 common shares upon the exercise of 100,000 share purchase warrants @$0.30 for cash proceeds of $30,000. Issued 3,529,654 common shares upon the exercise of 3,529,654 share purchase warrants for cash proceeds of $1,235,379.

2- The Company through its 51% owned subsidiary, Horn Rare Metals Ltd. entered into an option to purchase the exploration mineral rights to two properties in Brazil for the purpose of beryl exploration. $20,000 US was paid for the option with further $173,839 US payable subject to a 130 day due diligence process.

Vangold Resources Ltd.

Management Discussion and Analysis of Financial Condition And Results Of Operations September 30, 2006

Overview

Management has prepared the following discussion and review of the unaudited consolidated financial results of Vangold Resources Ltd. ("Vangold") based on accounting principles generally accepted in Canada as at November 21, 2006. The focus is primarily a comparison of financial performance for the nine-month period ended September 30, 2006 and should be read in conjunction with the unaudited consolidated financial statements and accompanying notes as at September 30, 2006. Further information on Vangold's public filings may be obtained at www.sedar.com.

Forward Looking Statements

Certain statements contained in this Management Discussion and Analysis are forward looking statements. Forward looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by Vangold, and described in the forward looking statements. These include:

- uncertainties as to the availability and cost of financing;
- possible delays or changes relative to exploration, development or capital expenditures;
- risk and uncertainties involving geology of oil and gas;
- risks associated with exploration, development and production of oil and gas deposits; and
- risks involved in carrying on business in foreign jurisdictions.

Forward-looking statements are based on the estimates and opinions of Vangold's management at the time the statements were made.

Overall Performance

As at September 30, 2006, Vangold had a strong balance sheet with working capital of $5,980,581and no long-term debt. During the nine months ended September 30, 2006, Vangold achieved a number of significant milestones:

- Raised $4,439,888 from the exercise of share purchase warrants and stock options;
- Reported revenue of $3,430,000 and net income of $711,000 compared to revenue of $457,000 and a net loss of $693,000 for the same period in 2005; and
- spent $1,294,000 on oil and gas properties and $794,000 on mineral exploration

Description of Business

Vangold is a development-stage mineral exploration and oil-and-gas production company. We are engaged in the identification, acquisition, evaluation, exploration and development of mineral properties located in Canada, Papua New Guinea, the United States, Uganda and Brazil. We are also active investors in oil and gas properties in Canada

and the United States. Vangold is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange, symbol VAN. Vangold is classified Tier 1. Vangold conducts business independently and through joint ventures. The following is a brief description of our major projects.

Papua New Guinea

- **Feni Islands Gold Project** (owned 50% Vangold, 50% New Guinea Gold Corporation ("NGG")

The Feni Islands Gold Project ("Feni") covers 166.6 square kilometres and includes both the Ambitle and Babase Islands that comprise the Feni Islands. Feni hosts a large gold system similar to the Lihir Gold Mine. Drill intersections include: 114 metres (m) of 1.12 grams per tonne (g/t) gold and 0.2% copper, 19.9m of 2.12 g/t, 15.25m of 2.56 g/t gold, 10m of 5.7 g/t gold, 3m of 10 g/t gold, 162m of 0.46 g/t gold and 0.15% copper, 18m of 0.72 g/t gold and 0.68% copper. The drilling and geochemical sampling program has confirmed that Feni remains prospective for gold and copper/gold deposits. It is essentially unexplored in terms of drill testing.

In August 2006, Vangold and its joint venture partner, New Guinea Gold Corporation ("NGG") agreed to an extension to June 30, 2007 for Vangold to spend a further $1.26M and issue 200,000 common shares to earn a further 25% in the Feni Islands Project, to a total interest of 75%.,

Dr. David Lindley, lead geologist for the Feni project returned to the Feni Islands on August 29, 2006 to resume fieldwork. The work targeted the Dome Prospect which occupies approximately one –third of the now extinct central crater on Ambitle Island. The field sampling and mapping by Dr. Lindley has defined a 3 square kilometre area within the former Ambitle Volcano collapse which warrants drill testing for Lihir style gold mineralization.

The field work resulted in the following conclusions:

- The vast majority of streams within the Ambitle crater contain alluvial gold and the gold defined by drill holes to date does not explain the widespread distribution of this gold;
- The geological mapping completed suggests that 3 sq kilometres of the prospective area of the crater is masked by surface or near surface recent trachyte lava flows and volcanic ash and this area has not yet been tested by drilling;
- Initially 15 drill holes have been recommended to test the potentially prospective area, with such drilling likely to commence in the first quarter 2007.

The fieldwork is the preliminary work to establish drill targets for an upcoming drill program which is expected to commence early 2007. The plan, at this time, is to drill two fences of drillholes (4 holes per fence/ an estimated 120m each per hole) in the Dome prospect area. Vangold plans to expend approximately CDN$600,00 on the program.

- **Kanon Resources Ltd.**

Kanon Resources Ltd. (Kanon) is a private company registered in Papua New Guinea. Vangold and NGG own 50% of the company. Kanon holds 100% of six prospecting licenses and 50% of another, all of which are located in

Papua New Guinea. Up to and including the third quarter ended September 30, 2006, Vangold advanced $450,000 to Kanon to fund exploration expenses

- **Mt. Penck Gold Project** (owned 40%Vangold, 60% NGG)

The Kavola East prospect at Mt. Penck covers 101.4 square kilometres and is situated in West New Britain Province, approximately 55 kilometres west of the provincial capital Port Kimbe.

The Kavola East prospect is one of six named prospects that occur within a northerly trending structural zone on the northwest flank of Mt. Penck, which is an extinct, partly eroded, Pliocene strata volcano.

The northerly trending structural zone contains linear zones of gold mineralization. This mineralization appears to have both sub-vertical control in structures and sub-horizontal control within favourable volcanic units. Mineralization occurs within zones of argillic/quartz alteration that individually vary from 200 to 800m in length and 145 to 100m in width.

Kavola East is one such alteration zone, but is only a small part of the Mt. Penck mineralized system. The potential to define additional resources at Kavola East and elsewhere in the exploration license is regarded by the partners as excellent. For example, at the Koibua prospect, approximately 1 kilometre northwest of Kavola East, previous drilling by earlier explorers returned results such as 33m of 2.41 g/t gold (including 12m of 5.05 g/t gold), 10 m of 2.7 g/t gold and 14m of 3.31 g/t gold. Other prospects have had very limited trench or drill exploration and have widespread gold in soil and stream samples. The Kavola mineralization may be part of the same semi-continuous zone as the Koibua prospect, suggesting the strong possibility of major gold potential.

The drilling program which has continued through 2006 was delayed during the third quarter ended September 30, 2006 due to extremely heavy rains. However, weather improved in July and a second drill rig was mobilized to the site and remained there through the quarter. In August Vangold reported that the initial drill holes had been successful in defining gold mineralization to the eaxt of the previously drilled mineralization at the Kavola East Prospect (August 2, 2006). Further drilling during the quarter continued to define the gold system. Bob McNeil, CEO of NGG, stated that *the Kavola East zone is thought to be only one of perhaps many similar gold systems within the Mt. Penck area. Trace arsenic occurs with the gold and is considered to be a "pathfinder" to gold mineralization in the broader Mt. Penck area. Reconnaissance has shown widespread gold in rock samples within the area of arsenic geochemistry and I believe other gold zones will be located as exploration moves out from Kavola East.*

On September 6, 2006, Vangold reported results including: 7m@2.3g/t gold, 13m@2.1g/t gold, 5m@2.5g/t gold, 3m@4.3 g/t gold, 2m @8.4g/t gold (including 1m@16.2g/t gold), 6m@1.9g/t gold, 2m@4.5 g/t gold and 5m@ 2.5 g/t gold. On October 11, 2006 Vangold reported results from an additional 5 holes. These results included numerous (30) gold intersections above cut-off grade of 0.5g/t gold. A higher zone of 2m@19.1g/t gold and 130g/t silver, and wider, bulk mineable grade zones such as 9m@6.4g/t gold and 8.3m@1.7g/t gold were intersected . All results from the drill program at the Kavola East zone during the lastest quarter are reported in the news releases dated August 2, 2006, September 6, 2006, September 21, 2006 and October 11, 2006. Results from 12 diamond drill holes have not been received, drilling is ongoing.

Mt. Allemata Project (owned 50%Vangold, 50% NGG)

Mt. Allemata includes 15 named mineral occurrences, including Mt. Haluba, Ulo Ulo and Kaiyahedebadeba pistoltic gravel grid. The property is located at the eastern end of the New Guinea mainland, 20 kilometres southwest of Alotua and is approximately 243 square kilometres in size.

Earlier programs at Mt. Allemata defined high-grade gold in trench, including 4 m of 100 g/t gold and wide zones of anomalous gold in soils such as a 200 metre wide zone of 1.24 g/t gold as well as a 50 metre wide zone of 4.54 g/t gold. Drilling to track the high-grade gold lobes commenced on the property in May 2005.

The Mt. Haluba prospect includes a series of northeast trending anomalous gold-in-soil zones, which at present extend over an area 2.2 by 1.2 kilometres (2.64 square kilometres). The largest anomaly has a length of 1.8 kilometres and a maximum width of 0.45 kilometres.

During May 2005, drilling commenced on the property. Initial drilling targeted high-grade gold lobes within the Ulo Ulo North zone. Compilation and synthesis of geochemical results from the Mt Haluba prospect and the Kaiyahedebadeba pistolic grid was largely completed. Drill targets were defined at Mt Haluba and soil sampling has revealed potentially significant areas of gold bearing ironstone gravels in the palaeo-drainage channels within the Kaiyahedebadeba grid. Drill results were reported in a News Release dated October 3, 2005. and included 1.0m @ 17.65g/t gold & 7.1m @ 3.44g/t gold. Six holes were drilled at Mt. Haluba totalling 765 metres during the second and third quarters of 2005. All holes encountered gold intersections, mainly less than 50 metres from surface. The drilling defined numerous narrow and wider lower-grade zones that will require further drill testing to evaluate their economic potential. The drilling and surface geochemistry shows that anomalous gold occurs over a 2 square kilometre area, much of which remains to be drill tested.

- **Bismarck Project** (owned 50%Vangold, 50%NGG)

The Bismarck property is located approximately 100 kilometres northeast of the Porgera mine. It encompasses several areas of gold and copper mineralisation within a circular geological feature approximately 20 square kilometers in area. This circular geological feature contains three partly explored areas – Tekem, Kunapali and Awale.

Re-sampling of pre-existing trenches at the Tekem prospect was completed in March 2006. Trench assays within the zone included 20m of 4.68 g/t gold, 12m of 2.47 g/t gold and 16m of 10 g/t gold. Results outside the mineralized zone, but within an overall trenched area of 800 by 300 metres, include d 4m of 14.55 g/t gold, 20m of 6.9 g/t gold, 4m of 11.35 g/t gold, 8m of 1.08 g/t gold, 12m of 2.32 g/t gold plus extensive occurrences in the 0.5 to 1.0 g/t range.

A geochemical soil program is planned for the last quarter 2006 to attempt to extend the 300m zone which was defined in March 2006. See News Release dated March 1, 2006.

- **Yup River Project** (owned 50% Vangold, 50% NGG)

The Yup River project covers 378.5 square kilometres in the historic Amanab goldfield about 100 km south of the coastal town of Vanimo in northwest Papua New Guinea. The property contains 10 separate defined areas of gold mineralization.

A field reconnaissance rock-sampling program was completed in February 2005 in an attempt to locate the source or sources of alluvial gold. Two areas were defined that will require further investigation, the Amanab and the Dauri prospects. Each shows encouraging concentrations of alluvial gold, but follow-up exploration is required to assess the significance.

A broad soil geochemical program commenced in August 2006 to attempt to define drill targets at the Dauri Prospect. The samples were sent to Vanimo in mid September 2006.

- **Fergusson Project** (owned 50% Vangold, 50% NGG)

The Fergusson Project is within Fergusson Island, which in turn lies 80km NE of the town of Alotau in Milne Bay Province, Papua New Guinea. Epithermal gold systems of Pleistocene to recent age are present (some still active) plus small scale alluvial gold workings.

Reconnaissance sampling and mapping of the Igwageta prospect was completed during May 2005, resulting in the collection of 199 channel and grab samples. In addition, 86 were drilled on 6 prospects. The best drill results included 10m of 8.24 g/t gold and 12m of 5.88 g/t gold As reported on July 26, 2006, a geochemical program was completed at Igwageta and an assessment of the results is currently underway.

- **Mt. Nakru Copper Project** (owned 25% Vangold, 75% NGG)

Kanon owns a 50% interest in the Mt. Nakru project, which consists of four separate but closely spaced occurrences in the West New Britain Province. The majority of previous exploration focused on the Nakru 1 and 2 prospects. The widespread occurrence of mineralized lithic-breccia clasts in the colluvium at Nakru 1 suggests the potential discovery of a significant bedrock source of hypogene gold mineralization. At Nakru 2, rock-chip sampling, costean mapping and channel sampling found high grade gold and copper.

The current strategy is to develop Mt Nakru through to feasibility within two years.

The drilling schedule was scheduled to commence in late October 2006. On October 23, 2006, it was reported that a rig was being mobilized to the site. It anticipated that 5 or 6 holes will be drilled to test recently discovered gold in bulldozer trenches, results from northeast to southwest which were:

- 95 metres @ 2.88 g/t gold including 35 metres @ 7.26g/t gold;
- 40 metres @1.18g/t and 35 metres @2.2g/tgold;
- 42 metres @2.7 g/t gold and 51 metres @ 2.2g/t gold;

The initial drilling will test the zone of 35 metres @ 7.26g/t gold. The complete data of trenching results was disclosed in a News Release dated May 25, 2006.

Expenditures by Kanon on behalf of Vangold for the six-month period ended September 30, 2006

Description	Mt. Penck	Mt. Allemata	Yup River	Bismarck	Ferguson	Mt. Nakru	Total September 30 2006	Total December 31 2005
Aircraft	$5,546	$-	$-	$-	$-	$1,226	**$6,772**	$67,011
Assays	3,812	-	-	1,449	-	2,507	**7,768**	23,907
Consulting	23,053	3,079	1,473	2,176	3,262	1,282	**34,325**	18,541
Drilling	23,968	-	-	-	-	-	**23,968**	109,842
Field costs	78,130	-	2,372	114	1,394	85	**82,095**	173,314
Field wages	66,825	1,007	3,273	2,658	6,348	2,920	**83,031**	129,590
Geophysics/ Geochemistry	1,685	-	-	-	-	-	**1,685**	16,163
Operator fees	16,386	367	535	652	1,091	64	**19,095**	65,791
Travel, other	26,247	1,148	937	487	502	3,346	**32,667**	47,696
Tenement	331	-	-	-	-	674	**1,005**	15,263
Total	**$245,983**	**$5,601**	**$8,590**	**$7,536**	**$12,597**	**$12,104**	**$292,411**	$667,118

- **Uganda**

Vangold holds mining exploration licences in various locations throughout Uganda:

Kafunzo: 3 licences covering 277 sq km in the Kafunzo nickel prospect which is located north of the world class Kabanga nickel cobalt deposit . The Kafunzo anomaly has been identified by a high amplitude aeromagnetic survey , reaching 1,700 nT. This anomaly occurs in folded flysh-type sediments and granites of mid- Proterzoic Karagwe-Ankolean-Burundiam system(the Kibaran Fold Belt) which in Burundi and Tanzania, is characterized by a belt of mafic/ultramafic bodies hosting nickel laterites, nickel sulphide, and PGE mineralization. This mineralization belt has borne a significant discovery that is being actively developed by Falconbridge and Barrick, known as the Kabanga nickel/cobalt deposit in Tanzania south of Kafunzo. It is believed that this is the second largest and richest nickel deposit save Voisey's Bay.

Fort Portal : 1 licence covering 14 sq kms , copper prospect. This anomaly was discovered and sampled by Falconbridge in the 1960's. In the 1990's Vangold sampled and did geophysics on this anomaly.

Kilembe: 9 licences, copper/cobalt prospect, covering 300 sq kms, the property lies adjacent to the famous Kilembe copper-cobalt mine that produced 16.2 million tonnes of ore grading 2% copper and .2% cobalt over a 22 year period. These anomalies were identified by Falconbridge and show as potential extension of the Kilembe ore body. Vangold plans to drill these targets in Q1 of 2007.

Kilo Moto: 5 licences, gold prospect, covering 287 sq kms. The licences are located in the West Nile region bordering the Democratic Republic of Congo and Sudan and are within the geological continuation of the Kilo Moto gold province of northeastern Congo. Total production of the Kilo Moto goldfields by the early 1960's was over 8.8 million ounces. The current exploration in the Kilo Moto area has identified 15 million ounces of gold.

Vangold also holds 51% of a private company, Horn Rare Metals Ltd. which owns a 90% interest in seven historic beryllium mines. Horn Rare Metals is funded by Firebird Global Master Fund. A geologist has been hired to do a scoping study on these mines.

Other Properties

- **Rossland Property**

The Rossland properties situated in and around Rossland, B.C. comprise three principal groups: North Belt (including the former producing gold mines Iron Colt, Evening Star and Georgia), South Belt (includes the former producing lead/zinc Blue Bird-Mayflower mine and Homestake-Gopher gold mines) and Deer Park Hill. Our properties contain numerous old pits, shafts, adits and other workings constructed to explore and develop numerous gold occurrences.

In February 2005, Vangold entered into an option and joint venture agreement with a private company to facilitate exploration of our Rossland properties. The Agreement calls for the optionee to expend $1.85 million and issue 800,000 shares in instalments through December 31, 2008 to earn a 70% interest in the properties. Throughout 2006, all exploration work in the Rossland District was undertaken by the joint venture.

- **Gallagher Gold Project**

Vangold acquired by staking 24 contiguous unpatented mineral claims in White Pine County, Nevada, approximately 24 miles north of Ely, Nevada and 15 miles southeast of the Limousine Butte project. We control a 100% interest in the Gallagher Gold project and claims are held in trust. The claims cover a large hydrothermal gold system that exhibits alteration features indicative of sediment- or structure-hosted gold deposits found on the Carlin Trend and elsewhere in Nevada. In the first quarter, 2006, Vangold retained Locke Goldsmith M.Sc.,P.Eng.,P.Geo. to review previous work and recommend a program of staking, soil sampling and mapping to lead to a drill program in 2007.

Oil and Gas Properties

Results of Vangold's oil and gas operations before depletion and depreciation for the nine month period ended September 30, 2006 are as follows:

	September 30, 2006	September 30, 2005
Petroleum revenue	$ 3,430,798	$ 457,204
Royalties	1,019,961	102,483
Operating costs	245,868	78,805
Net petroleum revenue	$ 2,164,969	$ 275,916

Killam North, Alberta

Vangold holds a 26.25% interest in the Killam North oil field located in central Alberta, Canada. The field contains six wells; five are multi-leg horizontal wells within the field. Current stabilized production is 900 barrels per day, 235 barrels to Vangold's interest.

A vertical test well drilled in February 2006 confirmed the operator's 3-D seismic interpretation and extended the areal extent of the pool. An in-house geological and engineering evaluation of the Upper F2F pool was conducted using all new well data, existing well data and seismic. From this evaluation the operator determined that the areal extent of the pool is approximately 400 acres. Oil play thickness over the pool ranges from 8 to 12 metres and the pool's original oil in place is 11 to 12 million barrels. The operator has commissioned a detailed water and chemical flooding study to optimize secondary oil recovery from the reservoir.

- **Deep Basin, Alberta**

Vangold entered into a farmout participation and agreement with Gladius Energy Inc., an Alberta-based oil and gas company, to participate in the drilling, completing and equipping of a high-impact, natural-gas test well in the Deep Basin of the Alberta Foothills. We will earn a 21% interest in the test well under the terms of the agreement. Vangold paid a $50,000 non-refundable prospect fee upon execution of the agreement and has agreed to pay a non-refundable equalization fee of $355,000 immediately upon Gladius providing evidence of the licensing of the test well. The test well is to be drilled after permitting is completed, which is expected in January 2007.

Vangold entered into a participation agreement for a second Deep Basin test well in June 2006, Vangold paid 16.25% of the gross capital cost to earn a 12% working interest. The well spud on August 16, 2006 and is in the testing and completion stage.

Vangold entered into a participation agreement in September to acquire an Alberta P&NG lease. Vangold paid $17,080 for a 15.75% interest.

- **East Corning, California**

Vangold's wholly owned subsidiary, Corning Energy Inc. (Corning), a Nevada corporation, and its partners own interests in from nine producing wells in the East Corning gas field located near Red Bluff in Tehama County, California. Corning has a 3.75 % gross interest in the wells. The field is almost fully depleted with possibly one year of modest production remaining.

- **Sarcee Reserve, Alberta**

Vangold entered into a participation agreement in June 2005 to drill a test well on the Sarcee Indian Reserve. Vangold will pay 10% of actual costs to earn a 6% working interest in the well. Completion and production testing of the Sarcee 12-13 well was finalized in December 2005. During completion, water intruded through the casing sidewall. Subsequently, independent consultants recommended remedial completion work for well. This work will be carried out in the first quarter of 2007. On successful re-completion of the well an additional two or three Mississippian development wells may be drilled on these lands.

- **Strachan Field, Alberta**

Vangold entered into a farm-in agreement in June 2005 to drill a test well in the Strachan Field located near Rocky Mountain House, Alberta. Vangold will pay 9.77% of costs to earn a 9.166% interest. During completion in October 2005, five significant zones were encountered in hole. A tight hole policy is in effect, meaning no flow rate information can be released. A 3-D seismic survey covering 9.5 square miles has been acquired and two more wells are planned.

- **Henry Dome, Texas**

Corning entered into a participation agreement with PB Energy USA, Inc., in February 2005 to earn a 7-1/2% interest in the Henry Dome prospect located three miles northwest of Tilden, Texas. The first of three possible wells were completed, but they have not been brought into production.

- **Chigwell Area, Alberta**

In February 2005, Vangold entered into a participation and farm-in agreement to drill a test well in the Chigwell Area of Alberta. Vangold paid 11.25% of the drilling and completion costs to earn a 6.5% net interest in the well, which is drilled and will be completed at a later date.

- **Selected Quarterly Financial Information**

The table below presents selected unaudited quarterly consolidated financial information

	September 30, 2006	**June 30, 2006**	**March 31, 2006**	**December 31, 2005**
Revenue	$1,123791	$1,375,412	$931,595	$454,707
Income(Loss) for the quarter	308,558	$317,416	$85,039	($413,765)
Income(Loss) per share	$0.004	$0.006	$0.001	($0.01)
	September 30, 2005	**June 30, 2005**	**March 31, 2005**	**December 31, 2004**
Revenue	243,471	$93,096	$95,707	$48,781
Loss for the quarter	(176,738)	($291,989)	($223,612)	($758,619)
Loss per share	($0.01)	($0.01)	($0.01)	($0.04)

- **Operating Results First, Second and third Quarter**

Operating revenue for the nine months ended September 30 ,2006 was $3,430,798 an increase of $2,973,594 over the same period last year. Total expenses were $1,782,401 versus $1,068,378 for the same period in 2005.

Vangold reported net income for the nine-months ended September 30, 2006 of $711,013 ($0.01 share) compared with a net loss of ($692,539) ($0.02) for the same period in 2005.

Net proceeds from financing activities during the nine months ended September 30, 2006 was $4,481,025 compared to $3,736,974 for the same period in 2005.

At September 30, 2006, Vangold had cash and cash equivalents of $5,590,249, accounts receivable of $468,375, prepaid expenses of $14,405, and accounts payable and accrued liabilities of $92,448 for total working capital of $5,980,581 compared to $ 1,528,280 at September 30, 2005.

- **Expenses**

Total expenses for the nine months ended September 30, 2006 were $1,782,401versus $1,068,378 for the same period in 2005.

Operating expenses for the East Corning gas field and the Killam North oil field for the nine -months ended September 30, 2006 were $ 245,808 versus $ 78,805 for the same period in 2005.

General and administrative costs for the nine-months ended September 30, 2006 were $1,060,179 versus $674,732 for the same period in 2005.

Stock-based compensation for the nine-months ended September 30, 2006 was $218,689 versus $ 227,847 for the same period in 2005.

Depletion and depreciation for the nine -months ended September 30, 2006 was $257,665 versus $36,994 for the same period in 2005.

- **Liquidity and Solvency**

At September 30, 2006 Vangold's working capital was $5,980,581. The cash reserves and consistent monthly revenue from the Killam North field have enabled Vangold to meet its 2006 operating and capital budgets.

- **Related Party Transactions**

During the nine -months ended September 30, 2006; Vangold paid or accrued to director's management and director's fees of $218,195 and reimbursed general and administrative expenses of $12,513. All transactions were in the normal course of business.

- **Off-Balance Sheet Arrangements**

There are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of Vangold, except for join exploration arrangements as disclosed elsewhere in this management discussion and analysis.

- **Financial Instruments**

Vangold's financial instruments consist of cash, accounts receivable, accounts payable, accrued liabilities and amounts due to joint-interest owners and related parties. Unless otherwise noted, it is management's opinion that the Vangold is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of the financial instruments approximates their carrying value.

Vangold is exposed to foreign currency fluctuations through its operations in the United States, Africa, Brazil and Papua New Guinea. Management monitors this exposure.

- **Critical Accounting Estimates**

Management is required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of Vangold. Amounts recorded for depletion, accretion expense, depreciation, future asset retirement obligation, stock based compensation and taxation are based on estimates. By their nature these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

- **Summary of Securities as at September 30, 2006**

Authorized Capital

Unlimited common shares without par value **Issued and outstanding**	**Number of Shares**	**Amount**
Balance as at September 30, 2006	72,599,806	$ 26,368,554

- **Share warrants outstanding September 30,2006**

Number of Warrants	**Price**	**Expiry**
100,000	$0.30	October 2006
8,745,028	$0.35	November 2006

- **Stock options outstanding September 30, 2006**

Number of common shares	**Exercise Price**	**Date of Expiry**
969,460	$0.22	April 2008
2,327,207	$0.30	June 2008
1,200,000	$0.30	September 2010
100,000	$0.35	December 2008
300,000	$0.35	December 2010
200,000	$0.55	March 2009

- **Outstanding common shares, warrants and stock options at November 21 , 2006**

Outstanding Shares	76,189,520
Outstanding Warrants	0
Outstanding Options	5,096,667

Directors and Officers as at November 21, 2006

Directors
Dal Brynelsen
Locke Goldsmith
Mike Muzylowski
H.Martyn Fowlds
J. Michael Mackey

Officers
Dal Brynelsen, President and CEO
H. Martyn Fowlds, Vice-President
SandyHuntingford Chief Financial Officer
Margo Peters, Corporate Secretary
Locke Goldsmith, Vice-President Exploration, North America

Subsequent Events

- Vangold issued 100,000 common shares upon the exercise of 100,000 share purchase warrants @ $0.30 for cash proceeds of $30,000. Issued 3,529,654 common shares upon the exercise of 3,529,654 share purchase warrants for cash proceeds of $1,235,379

- Vangold through its 51% owned subsidiary, Horn Rare Metals Ltd. entered into an option to purchase the exploration mineral rights to two properties in Brazil for the purposes of beryl exploration. $20,000 US was paid for the option with a further $173,839 US payable subject to a 130 day due diligence process.


OIL
GAS
GOLD
VANGOLD

Investor Relations: News Releases

News Re

3/23/2006 12:58:19 PM ET

Vangold Announces Oil & Gas Update on Killam, Sarcee, Strachan.

VANGOLD RESOURCES LTD. TSX-V:VAN
NEWS RELEASE

KILLAM NORTH PROJECT GROSS PRODUCTION 1,240 BOPD SARCEE 12-13 MISSISSIPIAN WELL UNDER EVALUATION, SUCCESSFUL COMPLETION OF FERRIER AREA DISCOVERY '

March 23, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") reports that Culane Energ ("Culane"), the operator of the Killam North Upper Mannville F2F pool, has announced that oil pro commenced February 13, 2006 from the last of five multi-leg horizontal wells drilled in the Killam N Mannville F2F pool. Vangold owns a 26.25% interest in the project. Culane and Vangold previousl announced the production results for the first three multi-leg horizontal wells drilled in the winter dr program on January 16, 2006. Vangold announced gross production to the end of February as 12 oil per day (316 barrels of oil per day, net to Vangold) on March 6, 2006. Vangold also reported at that production rates from the last well had not yet stabilized.

Culane has reported that the fourth and fifth multi-leg horizontal wells are currently producing oil a rates of approximately 210 and 170 barrels per day respectively, bringing the total pool production approximately 1,240 barrels of oil per day. Over the past four months the new producing wells at K have not shown any noticeable decline in oil production and the daily water cuts are approximatel

The last well drilled at Killam North was a vertical test well that confirmed Culane's 3D seismic inte and extended the areal extent of the pool. An in-house geological and engineering evaluation of th Mannville F2F pool was conducted using all new well data, existing well data and seismic. From th evaluation Culane has determined that the areal extent of the pool is approximately 400 acres, oil thickness over the pool ranges from 8 to 12 meters and the pool's Original Oil in Place is 11 to 12 barrels. The high impact upside of the project for Culane and Vangold is the secondary oil recover pool that will be realized by water flooding.

Vangold's Alberta projects also include the Sarcee Gas Discovery Project of which Vangold has a participating interest and a 6% earned interest in the 12-13 Mississippian test well the operator of is C1 Energy Ltd. Arapahoe, another participant in the project issued a news release on March 16 advising it is concluding its evaluation of the information and data concerning the drilling and comp suspended 12-13 Mississippian well previously drilled on the Sarcee lands. Such evaluation is bei determine what remedial work needs to be conducted on the well.

Arapahoe has also reported on the Ferrier (Strachan) Area Project (operator – Highview Resource where Vangold has a 17% working interest. Arapahoe reports that the successful completion of th 1-11-38-8W5M Ferrier area discovery well which includes Rock Creek, Ellerslie and Cardium form conjunction with the acquisition of a 9.5 square mile 3D seismic program, will result in Arapahoe's participation in a minimum of 2 more wells being constructed in the Ferrier area. Vangold is also p in these wells and the seismic program. The first well is expected to produce at an approximate ra BOEPD (Barrels of oil equivalent) and will be tied in with the additional wells upon completion of a drilling program.

Another of Vangold's Alberta gas projects is located in the Rocky Mountain House Deep Gas Basi close to Shell's trillion cubic feet pool.

Vangold Resources Ltd. is a diversified natural resource company with a portfolio of 22 diverse ad stage projects including revenue generating oil and gas projects. In the gold sector, drilling has co Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 ı ounces). The first drill assays are expected in April. Soil and rock sampling has enhanced the oveı prospectivity of the property and has defined additional drill targets.

Vangold also has licences covering over 240 sq km in Uganda, predominately in the Kilembe copp belt. Vangold also has five licences in the West Nile region of Uganda, geological continuation of t Moto gold province of NE of the Democratic Public of Congo. The government of Uganda is spenc US$42 million during the next two years on geodata infrastructure development and geophysical a geochemical data collection. The mineral properties that Vangold has will be flown in 2006 and thi be available for the company's use.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or cor Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy accuracy of the content of this news release.

News Release Index

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

MT NAKRU TRENCH INTERSECTS 55m @ 4.79g/t GOLD, INCLUDING 15m @ 16.01g/t GOLD

March 27, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") – announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has issued a news release on the Mt. Nakru property located in West New Britain, Papua New Guinea.

A new area of gold mineralisation has been encountered to the northwest of previously defined copper and gold mineralisation at Mt Nakru. Separate trench intersections included 55m @ 4.79g/t gold and 15m @ 1.86g/t gold.

Approximately 6kms of bulldozer/excavator trenching was completed at the Mt Nakru copper/gold prospect in late 2005. Results are available only for the first half of the program and all results should be available and reported, within 4 weeks. The Mt Nakru porphyry copper/gold property has effective ownership of 75% NGG and 25% Vangold. The property was described in a joint News Release dated November 10th 2005, and additional information is available on NGG's web site – www.newguineagold.ca and Vangold's website – www.vangold.ca.

Previous exploration included nine drill holes at the Nakru One Prospect to the SW of the above gold intersection. Best results included 94m @ 0.46% copper and 0.43g/t gold and 74m @ 0.78% copper. Previous trenching encountered 51m @ 2.2g/t gold and 45m @ 2.5g/t gold. Exploration at Mt Nakru is severely hindered by a thick blanket of volcanic ash up to 4m thick which obscures the bedrock and mineralised areas.

Dr David Lindley, VP Exploration, PNG for Vangold, has provided the following assessment of the initial trench results:

"A preliminary assessment has been completed on the available results from Trench 1 and the western half of Trench 2. During my visit in December 2005, the geology of the western half of Trench 2 was inspected. The presence of long intervals of altered flow-banded rhyolite (with local brecciation) and the abundance of large boulders (up to several metres) of advanced argillic alteration (kaolinite+dickite+alunite+illite) and silicification indicate to me that we are dealing with an altered silicic (rhyolite) dome complex. The entire Mt. Nakru area is covered by very thick (up to 3-4 m) deposits of pumiceous ash from the 2,600 year b.p. eruption of the Witori volcano near Hoskins. The boulders of advanced argillic alteration rest upon the pre-Witori ash surface and, with erosion, have remained essentially in-place and followed the weathering surface down.

Silicic dome complexes represent a viable target for precious metal-bearing veins, stockworks and breccia pipes with a potential for bonanza grade gold/silver mineralisation. Localised brecciation is typical. Silicic dome complexes usually have a high gold/silver ratio. Tellurides are characteristic. Typical dome complexes usually range from 100 to 1000 m in diameter. Examples of mineralised dome complexes include Cripple Creek, Summitville and Red Mountain.

The rhyolite dome on the NE slopes of Mt. Nakru is yet to be fully delineated/exposed by trenching and mapping. At the moment it appears to be about 500 m wide in Trench 2. It appears to be mirrored by a very distinctive anomaly on DTM imagery, suggesting a dome of about 500 x 750 m size. Certainly, the dome geology in Trench 2 corresponds very closely with the DTM anomaly.

Results from Trench 1 (complete) and Trench 2 (west end only) are available and summarised below.

TRENCH	***RESULT** (Gold cutoff 0.1 g/t Au; silver cutoff 2 g/t Ag)*
1 (west end; within interpreted dome)	*No significant results*
1 (east end; within wallrock to dome)	*No significant results*
2 (west end; within dome)	***55 m @ 4.79 g/t Au; including15 m @ 16.01 g/t Au***
	15 m @ 0.15 g/t Au
	15 m @ 1.86 g/t Au
	15 m @ 0.21 g/t Au
2 (east end; in wallrock to dome)	*Results not available*

TRENCH	*RESULT (Gold cutoff 0.1 g/t Au; silver cutoff 2 g/t Ag)*
3	*Results not available*
4	*Results not available*

Trench 2 (west end) is a section across the Mt. Nakru dome. Intervals of this trench are mineralised, with bonanza grades (15 m @ 16.01 g/t Au) present. This particular interval (from memory) is a reddish altered, intensely brecciated flow banded rhyolite. Much of trench 1 was completed in wallrock to the rhyolite dome, possibly explaining the poor results.

I believe these results, when viewed in the context of the Mt. Nakru project's long 23-year history, to be highly significant. This is the first time that significant bedrock alteration and mineralisation has been located. In the past, encouraging trench results have been confined mainly to a surficial mineralised residuum that blankets parts of the project area".

The Mt Nakru property is not at present regarded as a key property in Papua New Guinea. In view of the above results the Mt Nakru property, will be reassessed to determine if it warrants early, further sustained evaluation.

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

Vangold Resources Ltd. is a diversified natural resource company with a portfolio of 22 diverse advanced stage projects including revenue generating oil and gas projects. In the gold sector, drilling has commenced at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces). The first drill assays are expected in April. Soil and rock sampling has enhanced the overall prospectivity of the property and has defined additional drill targets.

Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam North oil field. Vangold and its partners have recently completed drilling a 16 well first phase program on its 26.25% owned Killam North oil field. Current daily gross oil production is 1205 BOPD (316 BOPD, net to Vangold). Vangold's Alberta projects also include the Sarcee Gas Discovery, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]). Another of Vangold's Alberta gas projects is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool.

Vangold also has licences covering over 240 sq km in Uganda, predominately in the Kilembe copper/cobalt belt. Vangold also has five licences in the West Nile region of Uganda, geological continuation of the Kilo Moto gold province of NE of the Democratic Public of Congo. The government of Uganda is spending over US$42 million during the next two years on geodata infrastructure development and geophysical and geochemical data collection. The mineral properties that Vangold has will be flown in 2006 and this data will be available for the company's use.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

P.O. Box 11622, 1730 - 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca


OIL
GAS
GOLD
VANGOLD

Investor Relations: News Releases

News Re

4/12/2006 11:59:30 AM ET

Vangold Expands Kilo Moto and Kafunzo Regions

VANGOLD RESOURCES LTD. TSX-V:VAN

VANGOLD EXPANDS GOLD AND BASE METAL PROPERTIES
IN KILO MOTO AND KAFUNZO REGIONS OF UGANDA

April 12, 2006, Vancouver, BC, Vangold Resources Ltd. ("Vangold") reports that Rwenzori Coppei Mines Ltd. ("Rwenzori"), a Ugandan company, acting on behalf of Vangold, has successfully nego the Ugandan government to substantially increase the licensed area of its gold prospects located i Moto region and the nickel prospects located near Kafunzo.

The area of the Kilo Moto expansion consists of four licenses covering 187.5 sq kms. Vangold nov 100% interest in a total of 9 licenses covering 300 sq kms. The licenses are located in the West Ni bordering the Democratic Republic of Congo and Sudan and are within the geological continuatior Moto gold province of northeastern Congo. Total production of the Kilo Moto goldfields by the earl was over 8.8 million ounces. The current exploration in the Kilo Moto area has identified 10 million gold.

Vangold has also expanded its area in Kafunzo in southwest Uganda, to 287 sq kms by adding an 277 sq kms. The Kafunzo area is located on the Tanzania border, north of the Kabanga nickel/cob The Kafunzo anomaly has been identified by a high amplitude aeromagnetic survey, reaching 1,7(anomaly occurs in folded flysh-type sediments and granites of the mid-Proterozoic Karagwe-Ankol Burundian system (the Kibaran Fold Belt) which, in Burundi and Tanzania, is characterized by a b mafic/ultramafic bodies hosting nickel laterites, nickel sulphide, and PGE mineralization. This mine has borne a significant discovery that is being actively developed by Falconbridge and Barrick, kn Kabanga nickel/cobalt deposit in Tanzania south of Kafunzo.

In addition these two expansions, Vangold has acquired one new 14 sq km license within the Fort where Avmin, of South Africa, conducted airborne EM and magnetic survey over the license and h completed ground geophysics and geochemistry on Kilembe type targets. Both Kafunzo and Fort I drill ready targets.

Geo Consult and Surveys Ltd. ("GCS") has been conducting field work at Kilembe where Vangold following licenses: EL 0031, EL 0033, EL 0034, EL 0035 and EL 0036 all together making the Rwe Kilembe License Area. Specifically, GCS will identify anomalies/targets within the Rwenzori-Kileml Area, and will provide a report on geochemical and geophysical analyses and a reconnaissance s program. We expect this first phase work to complete by the end of Q2 2006. The Kilembe mine p over 16 million tons grading 1.98% copper and 0.17% cobalt.

Vangold Resources Ltd.
News Release
Page 2

Further, Vangold has acquired an additional 45 sq km in the Kamwenge area. The area was work 1960's by Falconbridge and the Ugandan Department of Geological Survey and Mines.

Vangold also wishes to announce that it has agreed with 670178 BC Ltd, to extend the timelines u
joint venture agreement in respect of the claims in Rossland, British Columbia. As amended, 6701
a 70% interest in the claims by spending $1.8 M by December 31, 2008. This extends the original
by six months. This was necessary due to weather conditions which make exploration difficult duri
winter months.

Vangold Resources Ltd. is diversified natural resource company with a portfolio of 22 diverse adva
projects including revenue generating oil and gas projects and advance stage mineral properties v
the gold sector, drilling has commenced at Mt. Penck, Papua New Guinea, which has been compa
Nevada's Round Mountain Mine (9 million ounces).

Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam North oil field of whi
has a 26.25% interest. A 16 well first phase program has completed with the drilling of five new mu
horizontal wells. The total pool production is approximately 1,240 barrels of oil per day (325 barrel
day, net to Vangold) as of March 6, 2006.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or con
Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.
"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility
for the adequacy or accuracy of the content of this news release.

News Release Index


OIL
GAS
GOLD
VANGOLD

Investor Relations: News Releases

News Re

4/18/2006 2:50:10 PM ET

Vangold Announces Remedial Work To Commence At The Sarcee Well, Alberta

VANGOLD RESOURCES LTD. TSX-V:VAN
NEWS RELEASE
REMEDIAL WORK TO COMMENCE AT SARCEE WELL

April 18, 2006 – Vangold Resources Ltd. ("Vangold") announces that Arapahoe Energy Corporatic ("Arapahoe") has issued a news release (April 10, 2006) on the Sarcee Gas Discovery Project, in . Arapahoe, one of the partners, reported that independent experts have recommended certain rem completion work be performed on the Sarcee 12-13-23-4W5 Mississippian well. It is anticipated th consultation with all the partners in the 12-13 well, that the recommended remedial work may com the second or third quarter of 2006. Upon successful recompletion of the 12-13 well, an additional development Mississippian drilling locations may be drilled on these lands.
The operator of this project is C1 Energy Ltd. Vangold has a 10% participating interest and a 6% ε interest in the 12-13 well.
Another of Vangold's Alberta gas projects is located in the Rocky Mountain House Deep Gas Basi close to Shell's trillion cubic feet pool. Drilling is expected to commence this summer. Vangold has working interest on this project to earn 21% APO.

Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam North oil field of whi has a 26.25% interest. A 16 well first phase program is completed with the drilling of five new mult horizontal wells. Total pool production is approximately 1,240 barrels of oil per day (325 barrels of net to Vangold) as of March 6, 2006.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or cor Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.
"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

News Release Index


OIL
GAS
GOLD
VANGOLD

Investor Relations: News Releases

News Re

5/5/2006 12:55:12 PM ET

Vangold 2005 Year End Highlights

VANGOLD RESOURCES LTD. TSX-V:VAN
NEWS RELEASE

2005 YEAR END HIGHLIGHTS
AND MT. PENCK UPDATE

May 5, 2006 – Vangold Resources Ltd. ("Vangold") published its 2005 year-end audited consolida and operating results on May 1, 2006. Complete financial statements may be viewed at www.vanc www.sedar.com. Dal Brynelsen President and CEO of Vangold states: "The realization of our strat acquire properties capable of producing world-class ore bodies while participating in revenue gene and gas projects to fund exploration is reflected in the numbers. During 2005, total revenues incre 391.1% and total assets increased 266.5% from 2004." The financial highlights are outlined as foll

Total Assets increased from $3,295,420 in 2004 to $8,784,016 at Dec 31, 2005, an increase of 26
· Total Revenues for the year ended December 31, 2005 was $933,029, an increase of 422.7% or over the same period for 2004. Revenues from the East Corning gas field was $470,086 compare $220,715 for the same period and the revenues from the Killam North oil field test well was $434,5 year of production revenue;
· Total Expenses for year end 2005 was $1,835,756 compared to $1,748,376 for 2004, an increas
· The Net Loss for Dec 31, 2005 was $1,106,104 ($0.03) per share compared to a net loss of $1,5 ($0.06) in 2004, a reduction of 28.9%;
· Cash and Cash Equivalents was $1,661,967 compared to $353,906 in 2004, an increase of 469.
· Total Working Capital at year-end 2005 was $1,880,219 compared to $238,343 at year end 2004 increase of 788.87%.
· Current Working Capital at March 31, 2006 was approximately $4 million.

Vangold has also received a report from Dr. David Lindley, VP Exploration, PNG. Dr. Lindley is pr Papua New Guinea and will be visiting the Mt Penck property. Vangold and New Guinea Gold Cor currently conducting a drill program at Mt. Penck using their jointly owned drill rig. It is expected th program at Mt. Penck will continue through the balance of 2006.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or cor Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.
"Dal Brynelsen"
Dal Brynelsen, President and CEO
The TSX Venture Exchange has not reviewed and does not accept responsibility
for the adequacy or accuracy of the content of this news release.

Suite 1730, 650 West Georgia Street, P.O. Box 11622, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

News Release Index

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

Trenching at Mt Nakru Suggests Widespread Gold

May 25, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") – announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has issued a news release on the Mt. Nakru property located in West New Britain, Papua New Guinea.

An assessment of current and previous trenching at the Nakru 1 prospect suggests that a structural zone over 1km in length and 300m in width contains widespread gold above 0.1g/t and sporadic gold above 0.5g/t. This zone, with further exploration, could yield a major bulk mineable gold target. Best trench intervals from the current and previous programs include 95m at 2.9g/t gold (inc. 35m at 7.3g/t gold) and 42m at 2.79g/t gold.

The Mt Nakru copper/gold/molybdenum system in Central New Britain, Papua New Guinea is effectively owned 75% by New Guinea Gold and 25% by Vangold. The Mt. Nakru intrusive complex covers 40 sq kms, much of which is mineralised to a greater or lesser degree. Four prospects have been identified named Nakru 1 to Nakru 4. In addition the Plesyumi porphyry copper system occurs within this license (see update summary press release noted below).

A full summary of the entire project is available in a complimentary release titled "Update Summary – Mt Nakru Copper/Gold/Molybdenum Project", dated 25th May 2006.

The trench intercepts above 0.5g/t gold are listed below and locations are shown on the accompanying figure.

Nakru 1 Prospect: Highlights of Gold in Trenches

Sample Width	Au (g/t) Average	Au (g/t) Highest Value
95m	2.88	31.6
(inc.35m)	(7.26)	"
(inc. 5m)	(31.6)	"
10m	2.72	Not reported
42m	2.7	16.8
(inc. 3m)	(16.8)	"
51m	2.2	6.9
45m	2.5	Not reported
33m	2.4	7.2
27m	1.2	Not reported
9m	1.3	"
245m	0.8	"
(inc. 35m)	(1.2)	"

The significance of the present assessment is that it appears to define a major gold target separate from and adjoining the major porphyry copper/gold/molybdenum system, which in turn occurs at greater depths than the gold.

P.O. Box 11622, 1730 - 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

The copper potential of the Mt Nakru property is described in some detail in the complimentary Press Release dated 25th May 2006.

It is anticipated that considerable drilling will be required to define the extent of gold mineralisation at Nakru 1. The partners are formulating an ongoing exploration program with details available in the near future.

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

Vangold is a diversified natural resource company with a portfolio of 22 diverse advanced stage projects including revenue generating oil and gas projects.

In the gold sector, drilling is underway at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces). In Uganda, Vangold has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licences covering over 300 sq km in the Kilo Moto region and licenses covering over 287 sq kms in the Kafunzo area.

Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam North oil field. Since late 2005, Vangold and its partners drilled five successful multi-leg horizontal wells. The first well was placed on production in November 2005 and the last in February 2006. Vangold holds a 26.25% interest. Production from these wells is stabilized at approximately 1,240 barrels of oil per day, 325 barrels net to Vangold's interest.

Vangold's Alberta projects also include the Sarcee Gas Discovery, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]). Another of Vangold's Alberta gas projects is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

P.O. Box 11622, 1730 - 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca


NAKRU 1 PROSPECT: Summary Map
9339500
9339000
221500
222000
95m @ 2.88, incl 35m
5m @ 1.26
10m @ 1.13
160m @ 0.73
15m @ 0.79
CAMP
24m @ 0.56
NAK 005
25m@ 0.91
NAK 004
27m @ 0.97
NAK 003
21m @ 0.53
12m @ 2.0
3m @ 1.8
9m @ 1.3
NAK 002
42m @ 0.92
Q7AD6
18m @ 1.1
51m @ 2.2
21m @0.97
NAK 001
NAK 009
NAK 007
NAK 008
Papua New Guinea
Mt Nakru Location
Drill Target
Rhyodacitic volcanics
Plus 0.1g/t Au, 300 ppm Cu, 30 ppm Mo, 100 ppm As in soil (generalised)
Plus 0.5 g/t Au in trench
0.1 - 0.5 g/t Au in trench
NAK 006
Drill hole

P.O. Box 11622, 1730 - 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

Update Summary –Mt Nakru Copper/Gold/Molybdenum Project

May 25, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") – announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has issued a news release on the Mt. Nakru property located in West New Britain, Papua New Guinea.

The description below summarises the Mt Nakru Project and is intended to be complimentary to the Press Release dated 25th May 2006 titled "Trenching at Mt Nakru Suggests Widespread Gold Present".

The Mt. Nakru Cu-Au system in central New Britain is a large, acid-intermediate, volcanic-intrusive complex that has potential for breccia-hosted gold deposits and porphyry-style copper-gold deposits. Four separate prospects have been identified with significant copper and gold values found in outcrop, trench or drill samples at each prospect, along with significant silver, molybdenum and zinc grades. The highest metal values found to date include **37.0g/t Au, 19.9% Cu, 498g/t Ag, 260ppm Mo**, and **22% Zn** in surface grab samples and **2939ppm Mo** in a near-surface drill sample. Airborne magnetic data and regional drainage geochemistry indicate the system may be much larger than the area explored to date. Only one of the prospects is at an advanced stage of evaluation with extensive bulldozer trenching and nine drill holes completed. Exploration of the other prospects is at an early stage with limited bulldozer trenching and no drilling. Highlights of the trenching and drilling programs include:

Trench intercepts of (sample intervals):

- 95m @ 2.88g/t Au, including 35m @ 7.26g/t Au
- 42m @ 2.7g/t Au
- 51m @ 2.2g/t Au
- 25m @ 1.43% Cu
- 28m @ 0.14% Cu
- 4m @ 6.6% Cu

Drill intercepts of:

- 94m @ 0.43% Cu, 0.46g/t Au, including 11.2m @ 0.95% Cu, 2.55g/t Au
- 205m @ 0.40% Cu, including 74m @ 0.78% Cu, including 21m @ 1.1% Cu
- 54m @ 0.18g/t Au
- 5.6m @ 1.9g/t Au, 0.20% Cu
- 6.5m @ 1.33g/t Au, 0.14% Cu

Regional Setting

The Mt. Nakru property is located within the well-mineralised Kulu-Awit Corridor, which trends west-northwest through central New Britain for a distance of 140km and contains a number of porphyry Cu-Au or epithermal Au systems including Mt Nakru (Cu-Au), Plesyumi (Cu-Au), Kulu (Cu-Au), Simuku (Cu-Au) and Mt Penck (Au). The Cu-Au systems are hosted by late Oligocene, multiphase, intermediate intrusions and the Mt Penck epithermal Au system is hosted by a Pleistocene volcanic complex that may also overlie a porphyry Cu-Au system.

P.O. Box 11622, 1730 - 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

Mt. Nakru is a large extrusive-intrusive complex of acid to intermediate composition covering an area of approximately 40 square kilometres. The complex marks the topographically highest point within the Kulu-Awit corridor and is less dissected than other systems such as Plesyumi, Kulu and Simuku. In a more regional context Nakru is part of a large cluster of mineralised centers and/or geochemical anomalies covering an area of about 20km x 7km, including Plesyumi, Mololo Creek, Lae River Skarn, Mingoe, Mickeyek, Raingnu and Armi. This cluster is located where northeast-trending fractures, visible in satellite and magnetic imagery, intersect the Kulu-Awit corridor.

Four copper-gold prospects have been discovered to date within a 4.5km diameter circular topographic feature, which may represent a caldera-type structure or a zone of up-doming and tensional fracturing above a rising intrusion. The circular structure is intersected by NE and NW-trending lineaments.

Geology and Mineralisation

The Mt Nakru complex forms a broadly elongate, WNW-trending zone with approximate dimensions of 9km x 2-5km. Sulphide-bearing, silicified rock float occurs in all creeks draining the complex indicating the presence of a very large alteration zone. The rocks consist predominantly of fine to coarse rhyodacitic and dacitic volcanics, mainly tuffs with subordinate interbedded quartz-phyric flows and sills and minor andesitic lavas. Rhyodacitic dykes and post-mineral andesitic/dioritic dykes are also present. The complex is presumed to be of late Oligocene age but the presence of remnant soft tuffs on its upper slopes suggest it may be considerably younger. Pervasive weak sericitic, argillic and chloritic alteration is widespread in the tuffs, which also typically carry 1-2% fine disseminated pyrite. Rhyodacite domes have been tentatively identified.

Extensive areas of the complex are blanketed by post-mineral cover mainly Holocene-age, pumice/ash deposits derived from eruptions in the present-day belt of active volcanoes along the north coast of New Britain. The ash is present on most ridges and upper slopes to depths of between 0.5m and 15m, averaging 1-2m. This extensive post-mineral cover masks much of the underlying geology and has slowed progress in evaluation of the property.

The complex is characterised by a large area, up to 14 square kilometres, of pervasive silica-sericite/clay-pyrite alteration. An elongate generally ESE-trending zone of more intense silicification, up to 4km long (based on the distribution of silicified rock float in creeks) occupies the eastern core of the complex coinciding with the inferred sub-surface intrusive body.

Four Cu-Au+/-(Ag+/-Mo+/-Zn) prospects, named Nakru 1 to 4, have been discovered within an area of 3.5km x 2.0km. Nakru 1, the most advanced prospect, is located at the northwestern end of a sub-surface intrusive body inferred from magnetic data. The inferred intrusive has dimensions of about 2.5km x 1.0km and coincides with a zone of weakly anomalous copper and/or gold in bulk cyanide leach (BLEG) stream sediment samples. This coincident magnetic-geochemical anomaly indicates the Nakru porphyry system may be much larger than the area currently tested. Nakru 2, 3 & 4 represent structurally controlled mineralisation, developed peripheral to the main porphyry system.

Only nine holes have been drilled within this large target area, all located within a small area of 700m x 300m, and much of the system remains unexplored in any detail.

Nakru 1 Prospect:

Nakru 1 is the most advanced of the four prospects and has the best potential to host a large Cu-Au deposit. Deep auger soil sampling, more than 10km of hand and bulldozer trenching and nine drill holes have been completed. Gold and copper mineralisation is hosted within a mixed sequence comprising an upper heterolithic breccia horizon (referred to as the "upper breccia unit") overlying an interbedded sequence of rhyodacitic to

andesitic tuffs, agglomerates and flows locally intruded by quartz-phyric rhyodacite and andesitic dykes (referred to as the "volcanic complex"). A small microdiorite intrusion is described at one location and monzo-diorite dykes are described in one drill hole. The upper breccia unit is variously described as diatreme or hydrothermal breccia, ejecta, colluvium, or weathered residium. The presence of heterolithic clasts and alteration/mineralisation in clasts and matrix strongly supports a hydrothermal/diatreme origin, and the unit probably comprises an ejecta blanket of eruption breccia with subordinate colluvial and residual weathered components, sourced from a nearby pipe or vent. Recent trenching by NGG has exposed a flow-banded rhyolite dome with possible dimensions of 500m x 750m that is flanked by a NE-trending breccia zone up to 150m wide. The breccia contains veins of quartz-pyrite+/-chalcopyrite, opaline silica and dog-tooth quartz; the latter up to 2cm wide and trending north-east. Two styles of quartz-sulphide veining have been recognised in the volcanic complex: early, sulphide-poor, thin quartz veins and stockwork; and late, sulphide-rich, thick, sheeted quartz-pyrite veins, characterised by coarse pyrite and presence of chalcopyrite.

Alteration at Nakru 1 consists dominantly of a pervasive intense silica-sericite/clay-pyrite assemblage that appears to grade outward from a silica-dominant core through a sericite/illite dominant zone to an outer halo of weak propylitic alteration.

Two styles of mineralisation have been recognised: (i) breccia-hosted Au-(Cu-Mo) mineralisation within the upper breccia unit, and (ii) bulk tonnage Cu-Au mineralisation in the underlying volcanic complex. Trench intersections indicate grades in the breccia-hosted mineralisation of roughly **0.1-3.0g/t**. However gold values in individual breccia clasts of up to **37.0g/t Au** have been reported, indicating potential for high grade gold mineralisation at depth within the feeder vent(s). The average grades of mineralised intervals in the underlying volcanic complex are in the range **0.3-0.7% Cu** with +0.10g/t Au over significant widths present locally.

Auger soil sampling has outlined an irregular combined gold-copper-molybdenum-arsenic soil anomaly with approximate dimensions of 800m x 200-300m trending NNW. The shape of this anomaly broadly reflects the distribution of ejecta breccia but in detail is highly irregular, possibly indicating some control by northeast-trending structures. The best gold assay result in soil was **3.5g/t Au** and molybdenum values of greater than **30ppm Mo** are common. Bulldozer trenching to test the soil anomaly has located numerous intersections carrying significantly anomalous gold including **95m @ 2.88g/t Au** (including **35m @ 7.26g/t Au**); **42m @ 2.7g/t Au** (including **3m @ 16.8g/t Au**); and **51m @ 2.2g/t Au**. Most of these intersections are in the upper breccia unit. Highlights of the trench sampling are given in the following table. Averaging intersections greater than 1.0g/t Au gives an approximate grade for near-surface gold mineralisation of **2.6g/t Au**.

Nakru 1 Prospect: Highlights of Gold in Trenches

SAMPLE WIDTH	Au (g/t) Average	Au(g/t) Highest Value
95m	2.88	31.6
(incl 35m)	(7.26)	"
(incl 5m)	(31.6)	"
10m	2.72	Not reported
42m	2.7	16.8
(incl 3m)	(16.8)	"
51m	2.2	6.9
45m	2.5	Not reported
33m	2.4	7.2
27m	1.2	Not reported
9m	1.3	"

SAMPLE WIDTH	Au (g/t) Average	Au(g/t) Highest Value
245m (incl 35m)	0.8 (1.2)	" "

Nine holes totalling 1290m have been drilled at Nakru 1, four of which, NAK 001, 002 & 003 and Q74D6, intersected significant mineralisation. Highlights of the drilling results are shown in the table below.

Drill intercepts in mineralised portions of the upper breccia unit are in the range 0.1-2.0g/t Au. The best gold intersection in the underlying volcanic complex is **54m @ 0.18g/t Au** in NAK 003. The best copper intersection was **205m @ 0.40% Cu** in Q74D6. The highest copper grades occur at depth, below 70m in NAK 001, 60m in NAK 002, 75m in NAK 003 and 57m in Q74D6, and copper averages **0.63% Cu** between 93m and 197m in Q74D6. There are numerous narrow, higher-grade intervals of copper, gold and, in NAK 003, silver mineralisation, including **2.9m @ 1.55% Cu & 11.2m @ 2.55g/t Au, 0.95% Cu** in NAK 003; **21m @ 1.10% Cu, 10m @ 1.33% Cu, 6m @ 2.0% Cu, & 2m @ 3.90% Cu** in Q74D6; and **1.4m @ 1.21% Cu** in NAK 002. Silver values of up to **21g/t Ag over 1.9m** were intersected in NAK 003.

A combination of soil, trench and drill data defines an elongate, NE-trending target at Nakru 1 with dimensions of 280m x 900m remaining open to the northeast and southwest. The NE-SW elongation suggests a high degree of structural control. In addition to the porphyry Cu-Au potential, this area has the potential to host a small, open-pittable gold deposit and is ready for immediate drill testing.

Nakru 1 Prospect: Drilling Highlights

DRILL HOLE	WIDTH	INTERVAL	Cu (%)	Au (g/t)	UNIT
NAK 001	5.6m	0-5.6m	0.20	1.90	U. Breccia
	52m	32-84m	0.38	<0.10	Volc Complex
NAK 002	6.0m	0-6m	0.032	1.20	U. Breccia
	16m	6-22m	0.062	0.36	? U. Breccia
	20m	22-42m	0.11	0.11	Volc complex
	24m	62-87	0.23	<0.10	"
NAK 003	6.5m	0-6.5m	0.14	1.33	U. Breccia
	94m	91-185	0.43	0.46	Volc Complex
	incl 11.2m		0.95	2.55	"
Q74D6	205.0m	0-205m	0.40	<0.10	Breccia + volc
	incl 16m	57-73	0.67	0.14	Volc Complex
	&74.0m	93-167m	0.78	<0.10	"
	incl 21.0m	146-167m	1.10	<0.10	"

Nakru 2 Prospect:

At Nakru 2 Prospect, which is located 1.0km west of Nakru 1, soil sampling, hand trenching and bulldozer

trenching has been completed. No drill testing has been undertaken. Cu-Au+/-(Mo+/-Zn) mineralisation occurs in a number of relatively narrow zones of structurally controlled silica-clay-pyrite alteration within a sequence of andesitic to rhyodacitic tuffs and breccias, lavas, conglomerate and sandstone. The largest known altered zone has dimensions of about 300m x 20-50m trending northeast. Primary pyrite+/-chalcopyrite is present in breccia matrix, breccia clasts and vugs. Bornite was identified in one thin section and the primary sulphides are commonly coated with secondary chalcocite and covellite indicating supergene enrichment. Veins of chalcedonic quartz and quartz-pyrite-chalcopyrite are present locally. At least two episodes of brecciation have been identified.

Soil sampling has outlined a Cu-Au soil anomaly with rough dimensions of 400m x 200m. Grab sampling of mineralised outcrops has given assay values of up to **19.9% Cu**, **22% Zn** and **260ppm Mo** (separate samples). Channel sampling of bedrock in creeks has returned values of **5m @ 3.5% Cu** and **6.6% Zn** in semi-massive, pyrite-chalcopyrite-chalcocite mineralisation in a shear zone. Highlights from hand and bulldozer trenching include (values less than 0.1% Cu and 0.5g/t Au not included):

- 25m @ 1.43% Cu
- 4m @ 6.6% Cu
- 28m @ 0.10% Cu, 0.78g/t Au
- 0.8m @ 11.8% Cu
- 23m @ 0.14% Cu
- 25m @ 1.06g/t Au

Nakru 3 Prospect:

Nakru 3 Prospect is located approximately 1.7km north of Nakru 1. Very little work has been completed and no soil sampling, trenching or drilling has been undertaken. Reconnaissance rock chip sampling has located values of **5.2g/t Au** in a silicified shear zone carrying pyrite and magnetite; up to **2.7% Cu** in outcropping altered breccia; and **4.9% Zn**, **498g/t Ag** in creek float.

Nakru 4 Prospect:

At Nakru 4 Prospect, which is located about 1.2km NW of Nakru 1, bulk cyanide leach (BLEG) soil sampling has outlined gold-in-soil anomalies, trending north-northeast through east-southeast with dimensions of up to 600m x 100m. Follow up deep Wacker drilling was undertaken to obtain c-horizon soil samples beneath the young ash cover, which is up to 15.2m thick. The average depth of Wacker holes was 5.0m. The Wacker drilling defined a series of narrow, irregular, NE-trending, low order gold anomalies (+0.01g/t Au) over a distance of at least 2.5km probably aligned along a NE-trending structure. The largest, semi-coherent anomaly has dimensions of about 600m x 200-400m, possibly located at a structural intersection, with a peak value of 0.21g/t Au and is accompanied by scattered anomalous copper values (+100ppm Cu) to a peak of 472ppm Cu. The highest soil values found in the survey area were **0.62g/t Au, 896ppm Cu** and **202ppm As** at the southwest end of the anomalous zone. Highlights from the Wacker soil sampling are shown in the following table.

Nakru 4 Prospect: Wacker Drilling Highlights

WIDTH	Au (av) g/t	As (av) ppm	Cu (av) ppm	Au (peak) g/t	As (peak) ppm	Cu (peak) ppm
100m	**0.21**	**73**	**395**	**0.62**	**202**	**896**
incl 50m	**0.40**	**132**	**365**	**0.62**	**202**	**896**
50m	**0.20**	**11**	**216**	**0.21**	**11**	**251**

?m	0.23	76	472	-	-	-
25m	0.1	21	156	0.21	-	-
50m	0.12	5	124	0.21	5	126

Exploration Targets

The combined exploration data for Mt Nakru indicate there are two exploration targets:

(i) Small to medium tonnage, breccia-hosted, gold mineralisation in the upper breccia unit and adjacent source breccia pipes or vents.

(ii) Large tonnage, porphyry-style, copper-gold mineralisation in the underlying volcanic complex.

Breccia-Hosted Au Target: The upper breccia unit at Nakru 1 probably consists of an ejecta blanket of eruption breccia and insitu diatreme/hydrothermal breccia located in nearby source pipes or vents. Drilling indicates the ejecta blanket ranges from roughly 9m to 25m in thickness and a 40m intersection of mineralised hydrothermal breccia in NAK 002 may represent the margin of a breccia pipe. Surface trench intersections indicate average grades over significant intervals in the range 0.1-3.0g/t Au with some narrower, higher-grade intervals that may indicate a degree of structural control. The presence of mineralised clasts containing up to 37g/t Au in the breccia indicate there is excellent potential for high-grade gold mineralisation at depth in the source pipes or vents.

The breccia-hosted gold mineralisation is accompanied by strongly anomalous copper (600-2000ppm Cu), strongly anomalous to ore grade molybdenum (90-2900ppm Mo) and strongly anomalous arsenic (140-2900ppm As). The average Mo, As and Zn values in the breccia unit are significantly higher than in the volcanic-hosted, Cu-Au mineralisation, probably indicating a separate mineralising event.

Bulk Tonnage Cu-Au Target: If averaged over wide intersections, the copper grades within mineralised intervals of the volcanic complex are in the range 0.30-0.70% Cu, typical of porphyry copper mineralisation. However, in detail there are many narrow, higher grade copper intervals, and gold has a similar distribution pattern as shown in the following table.

Nakru 1 Prospect: Cu-Au Target - Examples of Au and Cu Distribution

HOLE	BULKED INTERVAL	GRADE	INCLUDED INTERVALS	GRADE
NAK 003	94m (91-185m)	0.46g/t Au, 0.43% Cu	1.9m	7.72g/t Au, 1.01% Cu, 21g/t Ag
			1.55m	5.17g/t Au, 0.24% Cu, 11g/t Ag
			1.5m	3.2g/t Au, 0.30% Cu, 8g/t Ag
			0.45m	2.84g/t Au, 1.17% Cu, 8g/t Ag
Q74 D6	16m (57-73m)	0.67% Cu	2m	3.9% Cu
			3m	2.89% Cu
	73m (92-185m)	0.81% Cu	6m	2.0% Cu
			6m	1.77% Cu
			3m	2.65% Cu
			3m	2.5% Cu

The irregular distribution of gold and copper in some drill and trench intersections indicates a significant structural control. There is also in general a poor correlation between gold and copper grades in drill assays;

some of the narrow, high gold intervals carry high copper but others carry low copper. The combined data suggest that Mt. Nakru may not be a typical porphyry system. A possible model involves early porphyry-style, copper-gold mineralisation overprinted by late, breccia-hosted, gold mineralisation; both styles are at least partly controlled by NE-trending structures.

PLESYUMI Cu-Au SYSTEM

The Plesyumi porphyry Cu-Au system is located within the Mt Nakru tenement 14km WNW of Mt Nakru. Plesyumi was discovered in 1968 and extensively explored, including 21 drill holes, in the early 1970's. The system is hosted by the Metelen Granodiorite, a multiphase intrusive complex of late Oligocene age that is exposed within an erosional window of post-mineral sediments and ash. The complex consists of granodiorite, quartz diorite and minor biotite syenite, intruded by late breccias and intermediate to acid porphyry dykes and stocks. Porphyry-style, Cu-Au mineralisation is closely associated with pervasive quartz-sericite-pyrite alteration overprinting early propylitic alteration of the intrusive complex. Weak potassic alteration characterised by secondary biotite and K feldspar is developed locally. The strongest alteration and mineralisation is centred on zones of more intense fracturing and veining closely related to late, structurally controlled, dacite porphyry dykes. Drilling has identified the local development of a leached cap, and the presence of chalcocite, covellite, cuprite and native copper indicates minor supergene alteration.

At least four centers of mineralisation have been defined within a northeast-trending, elongate zone measuring 4km x 1km. The system has been tested by 21 drill holes totalling 3123m. The best drill intersections was **44m @ 0.85% Cu**. Other drill highlights include:

33m @ 0.42% Cu, including 10m @ 0.65% Cu
110m @ 0.31% Cu
152m @ 0.25% Cu
101m @ 0.2% Cu
192m @ 0.15% Cu

The mineralisation is characterised by high pyrite to chalcopyrite ratios of 10:1 and low gold and molybdenum values. Gold grades are generally less than 0.1 g/t Au and the best intersection was 1.5m @ 0.38 g/t Au. The highest molybdenum value was 67ppm Mo.

Although 21 holes have been drilled at Plesyumi, geochemical and geophysical data indicate there are additional targets that remain untested.

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

Vangold is a diversified natural resource company with a portfolio of 22 diverse advanced stage projects including revenue generating oil and gas projects.

In the gold sector, drilling is underway at Mt. Penck (Papua New Guinea) which has been compared to Nevada's Round Mountain Mine (9 million ounces). In Uganda, Vangold has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licences covering over 300 sq km in the Kilo Moto region and licenses covering over 287 sq kms in the Kafunzo area.

Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam North oil field. Since late 2005, Vangold and its partners drilled five successful multi-leg horizontal wells. The first well was placed on production in November 2005 and the last in February 2006. Vangold holds a 26.25% interest. Production from these wells is stabilized at approximately 1,240 barrels of oil per day, 325 barrels net to Vangold's interest.

Vangold's Alberta projects also include the Sarcee Gas Discovery, (the Sarcee 12-13-23-4W5M well is estimated to be 20 to 30 BCF [Sproule Associates Ltd.]). Another of Vangold's Alberta gas projects is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.


Mt Penck, Simuku, Mt Nakru
Project Location
PAPUA
NEW GUINEA
New Britain Island
Rabaul
MT PENCK
Kimbe
Hoskins
SIMUKU
PLESYUMI
KULU
MT NAKRU
KULU - AWIT TREND
Cu-Au or Au Prospect
Active Volcano
-4° 10' 00"
-5° 00' 00"
-5° 50' 00"
-6° 40' 00"
149° 10' 00"
150° 00' 00"
150° 57' 00"
151° 40' 00"
152° 30' 00"

P.O. Box 11622, 1730 - 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca


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GAS
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VANGOLD

Investor Relations: News Releases

News Re

5/31/2006 9:51:43 AM ET
Vangold Announces First Quarter Profitable Results

VANGOLD RESOURCES LTD. (TSX-V:VAN)

May 30, 2006 - Vangold Resources Ltd. ("Vangold") published its 2006 first quarter unaudited con financial and operating results on May 30, 2006. Complete financial statements may be reviewed a www.vangold.ca or www.sedar.com.

Dal Brynelsen, President and CEO of Vangold states: "I am very pleased to report during the First 2006, Vangold achieved profitability for the first time in it's history. This milestone is rare, and an ir event for a junior resource company. My thanks to Vangold's global team of directors, employees consultants for their daily contribution. We set out to acquire properties in gold camps capable of p world-class ore bodies, we secured such properties in Papua New Guinea, and we added to our p acquiring a number of gold and base-metal properties in Uganda. The results of our exploration pr indicate that we have the potential to discover several significant ore bodies, and our properties at Mt. Nakru, Bismarck and Feni Islands show great promise. We also participated in oil and gas proj establish a steady revenue stream, and the realization of our strategy is now reflected in the numb thank all shareholders for their continued strong commitment to Vangold.

During the first quarter 2006 total revenue increased 875% from the same period in 2005. The fina highlights are as follows:

· Total assets increased from $8,784,016 as at December 31, 2005 to $11,898,944 as at March 31 increase of 35%;
· Total revenue for the first quarter ended March 31, 2006 was $ 948,764 an increase of 875% or $ over the same period for 2005. Gross revenue from the East Corning Field was $55,413 and from North oil field $876,182;
· Total expenses for the first quarter ended March 31, 2006 were $568,341 compared to $303,018 same period in 2005;
· Net income for the first quarter ended March 31, 2006 was $85,039 ($0.001) per share compared loss of ($223,812) ($0.01) for the same period in 2005;
· Cash and cash equivalents were $3,972,564 compared with $2,108,471 for 2005;
· Total working capital as at March 31, 2006 was $4,364,068 compared with $2,124,700 for 2005.

Vangold is a diversified natural resource company with a portfolio of 22 diverse advanced stage pr including revenue generating oil and gas projects.

In the gold sector, drilling is underway at Mt. Penck (Papua New Guinea) which has been compare Nevada's Round Mountain Mine (9 million ounces). In Uganda, Vangold has licenses covering ove in the prospective Kilembe copper/cobalt belt, licences covering over 300 sq km in the Kilo Moto re licenses covering over 287 sq kms in the Kafunzo area.

Vangold News Release
May 30, 2006
Page 2

Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam North oil field. Since Vangold and its partners drilled five successful multi-leg horizontal wells. The first well was placed production in November 2005 and the last in February 2006. Vangold holds a 26.25% interest. Prc from these wells is stabilized at approximately 1,240 barrels of oil per day, 325 barrels net to Vang interest.

Vangold's Alberta projects also include the Sarcee Gas Discovery, (the Sarcee 12-13-23-4W5M w estimated to be 20 to 30 BCF [Sproule Associates Ltd.]). Another of Vangold's Alberta gas project in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or cor Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

News Release Index


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Investor Relations: News Releases

News Re

6/12/2006 10:14:20 AM ET

Results of Annual General Meeting and Board Meeting Held June 7, 2006

June 9, 2006, Vancouver, BC - Vangold Resources Ltd. ("Vangold"). The Annual General and Spe
Meeting of the Shareholders (the "Annual Meeting") was held yesterday, June 7, 2006. All of the it
business presented to the shareholders of Vangold were passed at the Meeting. The highlights ar

Election of Directors

The following persons were re-elected as directors of Vangold to hold office until the next annual r
the shareholders:

Dal Brynelsen Mike Muzylowski
Locke Goldsmith Michael Mackey
Martyn Fowlds

Stock Option Plan

The amendment to the Stock Option Plan, to increase the common shares available for issue to c
officers, directors, employees and consultants of the company to a total of 10,000,000, was appro
of a disinterested shareholder at the Annual General Meeting. Vangold has received TSX Venture
approval of the amendment to the Plan, conditional upon the approval of Vangold's shareholders.
a fixed plan that allows Vangold to reserve up to a maximum of 20% of its issued and outstanding
capital for issuance pursuant to options.

At a meeting of the Board of Directors, following the Annual Meeting, the Board agreed to the follo

Officers

The following persons were appointed as officers of Vangold to hold office for the ensuing year:

Dal Brynelsen - Chief Executive Officer and President
Martyn Fowlds - Vice President
Locke Goldsmith - Vice President Exploration, North America
David Lindley - Vice President Exploration, Papua New Guinea
Margo Peters - Corporate Secretary
Sandy Huntingford - Chief Financial Officer

Appointment of Committees

The Board appointed the following Committees for the ensuing year as follows:

Audit Committee: Mike Muzylowski - Chair
Mike Mackey
Dal Brynelsen

Compensation Committee: Mike Muzylowski
Mike Mackey

Reserve Committee: Mike Mackey – Chair
Mike Muzylowski
Sandy Huntingford

Vangold is a diversified natural resource company with a portfolio of 22 diverse advanced stage pı including revenue generating oil and gas projects.

In the gold sector, drilling is underway at Mt. Penck (Papua New Guinea) which has been compar‹ Nevada's Round Mountain Mine (9 million ounces). In Uganda, Vangold has licenses covering ove in the prospective Kilembe copper/cobalt belt, licences covering over 300 sq km in the Kilo Moto r‹ licenses covering over 287 sq kms in the Kafunzo area.

Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam North oil field. Since Vangold and its partners drilled five successful multi-leg horizontal wells. The first well was placed production in November 2005 and the last in February 2006. Vangold holds a 26.25% interest. Prc from these wells is stabilized at approximately 1,240 barrels of oil per day, 325 barrels net to Vang interest.

Vangold's Alberta projects also include the Sarcee Gas Discovery, (the Sarcee 12-13-23-4W5M w estimated to be 20 to 30 BCF [Sproule Associates Ltd.]). Another of Vangold's Alberta gas project in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or cor Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

News Release Index


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News Re

6/15/2006 11:32:01 AM ET

Vangold to Participate in Western Sedimentary Test Well

VANGOLD RESOURCES LTD. (TSX-V:VAN)

VANGOLD PARTICIPATES IN MANNVILLE TEST WELL

June 15, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that it has acce
to participate in the drilling, completing and equipping of a test well located in the Deep Basin of th
Foothills near Rocky Mountain House which is close to Shell's recently announced discovery at Ta

Vangold will pay approximately CDN$400,000 to earn a 12% working interest in the test well whic
drilled directionally to an estimated total depth of 3100 meters subsurface. It is anticipated that the
spud on or before July 31, 2006 (subject to surface access, rig availability and all regulatory appro

This deep foothills region of the Western Canadian Sedimentary Basin contains some of the most
multi-zone liquids-rich gas and oil wells in North America as well as some of the largest accumulat
and gas reserves. The area has long been a focus area for exploration and production companies
continues to be today, with announcements highlighting discoveries of significant new gas pools. T
prospect is covered by high resolution 3D seismic and is close to gas processing facilities enablin
discovery to be quickly placed on production.

Vangold is a diversified natural resource company with a portfolio of 22 diverse advanced stage p
including revenue generating oil and gas projects.

In the gold sector, drilling is underway at Mt. Penck (Papua New Guinea) which has been compar
Nevada's Round Mountain Mine (9 million ounces). In Uganda, Vangold has licenses covering ov
in the prospective Kilembe copper/cobalt belt, licenses covering over 300 sq km in the Kilo Moto r
licenses covering over 287 sq kms in the Kafunzo area.

Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam North oil field. Since
Vangold and its partners drilled five successful multi-leg horizontal wells. The first well was placed
production in November 2005 and the last in February 2006. Vangold holds a 26.25% interest. Pr
from these wells is stabilized at approximately 1,240 barrels of oil per day, 325 barrels net to Vang
interest. Vangold's Alberta projects also include the Sarcee Gas Discovery.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or co
Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility
for the adequacy or accuracy of the content of this news release.


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6/26/2006 2:16:55 PM ET

Vangold Announces Rare Metal Acquisition

VANCOUVER, BRITISH COLUMBIA, Jun 26, 2006 (CCNMatthews via COMTEX News Network) Vangold Resources Ltd. ("Vangold") (TSX VENTURE:VAN) announces the acquisition of a 90% ir seven rare metal mines in Uganda. The acquisition was facilitated through Vangold's subsidiary, a Columbia private company, Horn Rare Metals Ltd ("Horn"). Horn has entered into a Share Purcha: Agreement with a Ugandan corporation and acquired these properties. Horn is anticipating further in South America and the former Soviet Union and therefore, Vangold is not at liberty to disclose tl the rare metal at this time.

The directors of Horn are Mr. Dal S. Brynelsen, President and CEO of Vangold, and Mr. James Pa Managing Director of Firebird Global Master Fund Ltd. ("Firebird"). Domiciled in Cayman, Firebird contrarian portfolio equity fund that focuses on early stage markets and out-of-favor industries. Fir affiliated with New York-based Firebird Management LLC, which manages over US$2 billion in se with a particular focus on the former Soviet Union and Eastern European countries. Firebird will in US$500,000 and accordingly will acquire a 49% interest in Horn with Vangold retaining the remair

Vangold is a diversified natural resource company with a portfolio of 29 diverse advanced stage pı including revenue generating oil and gas projects.

In the gold sector, drilling continues at Mt. Penck , Papua New Guinea ("PNG"), (40% by Vangold) been compared to Nevada's Round Mountain Mine (9 million ounces). Also in PNG, programs are 2006 at the Feni Islands (50% Vangold), Bismark (50% Vangold), Allemata (50% Vangold), Yup R Vangold) and Mt. Nakru (25% Vangold). In Uganda, in addition to the above acquisition, Vangold I covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licenses covering over 300 Kilo Moto region and licenses covering over 287 sq kms in the Kafunzo area. The Ugandan goveri currently spending US$42 million of airborne geophysics in the area of Vangold's licenses.

Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam North oil field. Vang currently planning high impact gas well drilling on three other projects this summer. As a result of and gas investments, Vangold has reported its 2006 first quarter revenues was $948,764, an incre 875% over the same period for 2005. Vangold is continuing to expand its oil and gas interests glol

On Behalf of the Board of

VANGOLD RESOURCES LTD.

Dal Brynelsen, President and CEO

SOURCE: Vangold Resources Ltd.

Vangold Resources Ltd. Dal Brynelsen President and CEO (604) 684-1974 (604) 685-5970 (FAX)
brynelsen@vangold.ca www.vangold.ca

News Release Index

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD FILES NI 51-101 DISCLOSURE

June 29th, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that it has filed its Statement of Reserves Data and Other Oil and Gas Information (the "Statement of Reserves") for the year ended December 31, 2005 as mandated by National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* of the Canadian Securities Administrators. Copies of Vangold's Statement of Reserves may be obtained on www.sedar.com and on Vangold's web site at www.vangold.ca

Vangold is a diversified natural resource company with a portfolio of 29 diverse advanced stage projects including revenue generating oil and gas projects.

In the gold sector, drilling continues at Mt. Penck , Papua New Guinea ("PNG"), (40% by Vangold), which has been compared to Nevada's Round Mountain Mine (9 million ounces). Also in PNG, programs are planned for 2006 at the Feni Islands (50% Vangold), Bismark (50% Vangold), Allemata (50% Vangold), Yup River (50% Vangold) and Mt. Nakru (25% Vangold). In Uganda, Vangold recently announced an acquisition of 90% of seven rare metal mines through its subsidiary Horn Rare Metals Ltd. Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licenses covering over 300 sq km in the Kilo Moto region and licenses covering over 287 sq kms in the Kafunzo area. The Ugandan government is currently spending US$42 million of airborne geophysics in the area of Vangold's licenses.

Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam North oil field. Vangold is currently planning high impact gas well drilling on three other projects this summer. As a result of Vangold's oil and gas investments, Vangold has reported its 2006 first quarter revenues was $948,764, an increase of 875% over the same period for 2005. Vangold is continuing to expand its oil and gas interests globally.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca


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Investor Relations: News Releases

News Re

7/26/2006 2:18:26 PM ET

Exploration Update on Mt Penck, Mt Nakru, Fergusson Island, Yup River, Bismarck P Guinea

VANGOLD RESOURCES LTD.TSX-V:VAN
NEWS RELEASE

MT PENCK ET AL.
EXPLORATION UPDATE

July 26, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") – announces that its joint ve partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resou ("Kanon") in Papua New Guinea, has provided an update on the Mt. Penck project and four other j owned projects in Papua New Guinea.

Mt. Penck (40% Vangold)

The Mt Penck evaluation program which has been beset by rain delays since it was re-activated e year is now proceeding at a fast pace. A second drill was recently mobilized to site and it is expec two rigs both of which are currently drilling, will continue operating for at least a further three mont time it may be necessary to move the second drill to another project. However, the first drill will co drill at Mt. Penck until the evaluation program is completed. Vangold beneficially owns 50% of the and NGG beneficially owns the remaining 50%.

The initial 239 core samples and 61 trench channel samples were sent from site on June 27th anc Lae where sample preparation (crushed/split/pulverised) was completed. On July 12th these samp sent to the assay laboratory in Jakarta. The samples were received by the laboratory and accordir are expected in the very near future.

In the current program 8 holes for approximately 1,000m have been completed or are in progress, holes targeting geological concepts. Both drills are now focussing on defining a resource at the Ka prospect at Mt Penck, with holes being drilled to 100m depth on a nominal 25 to 50m grid (depenc topography and access).

The delays in this program have been largely weather related with Papua New Guinea experiencir wet season in many years. Although the weather is still un-seasonally wet, drilling is now proceedi satisfactorily.

Mt Nakru (25% Vangold)

Assessment of data was undertaken and drill targets defined for action in the last quarter of 2006, drill availability. Mt Nakru is owned 25% Vangold.

Fergusson (50% Vangold)

A geochemical program was completed at Igwageta and an assessment of the results is currently A report should be available in the near future.

Yup River (50% Vangold)

A broad soil geochemical program will commence in August to attempt to define drill targets at the Prospect, referred to in earlier press releases.

Bismarck (50% Vangold)

A geochemical soil program is planned for the last quarter of 2006 to attempt to extend the 300m l zone defined earlier this year (see Press Release dated 1st March 2006).

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, (Guinea Gold Corporation. Mr. McNeil has an MSc. in Geology, 44 years mining industry experienc Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-1(qualified person.

Vangold is a diversified natural resource company with a portfolio of 29 diverse advanced stage pı including revenue generating oil and gas projects.

In addition to the above projects in PNG a program is also planned for 2006 at the Feni Islands (5(Vangold). In Uganda, Vangold recently announced an acquisition of 90% of seven rare metal mine its subsidiary Horn Rare Metals Ltd. Vangold also has licenses covering over 60 sq km in the pros Kilembe copper/cobalt belt, licenses covering over 300 sq km in the Kilo Moto region and licenses over 287 sq kms in the Kafunzo area. The Ugandan government is currently spending US$42 milli airborne geophysics in the area of Vangold's licenses.

Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam North oil field. Vang currently planning high impact gas well drilling on three other projects this summer. As a result of ' oil and gas investments, Vangold has reported its 2006 first quarter revenues was $948,764, an in 875% over the same period for 2005. Vangold is continuing to expand its oil and gas interests glot

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or cor Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

News Release Index

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

Mt. Penck Program Defines Gold Mineralisation: 23m at 2.3g/t Gold in Drill Hole; 36m at 4.2g/t Gold in Trench

August 2, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") – announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has provided an update on the Mt. Penck project. Kanon is owned 50% Vangold and 50% NGG. The Mt Penck property is beneficially owned 40% by Vangold and 60% by NGG.

The initial diamond core drill holes at Mt Penck, in the present program, have been successful in defining gold mineralisation to the east of the previously drilled mineralisation at the Kavola East prospect. Best intersections included 23m at 2.3g/t gold, 4m at 4.0g/t gold and 4m at 2.3g/t gold. All intersections are shown below.

Trenching to the south of Kavola East in an area of high soil gold results (previously untested) showed significant gold in the near surface environment and suggests a possible major extension to the south of the Kavola East mineralisation. Best result was 3m at 27g/t gold within 36m at 4.2g/t gold (of 61 three (3) metre long trench samples 24 were greater than 0.5g/t gold).

The drill assay results from holes MPD 8 through MPD 10 are in the accompanying table (0.5g/t gold cut-off). Of note is that the gold mineralisation commences at surface in hole MPD 8, and the 4m intersections in holes MPD 9 and MPD 10 may represent the same mineralised zone. The intersections would be slightly greater than true width.

Assay Results Summary

Hole No	Northing (amg)	Easting (amg)	EOH (m)	AZI (mag)	Dip (deg)	From (m)	To (m)	Interval	Au g/t
MPD 8	9388558	79082	190.5	135	-45	**0**	**23**	**23**	**2.3**
Including						**6**	**7**	**1**	**11.7**
						31	32	1	1.1
						52	**56**	**4**	**2.5**
						60	61	1	3.7
						69	70	1	4.4
						140	142	2	1.0
						170	174	4	1.1
MPD 9	9388500	790844	103	135	-45	68	70	2	1.6
						96	**100**	**4**	**4.0**
MPD 10	9388454	790871	100.5	135	-45	24	25	1	2.3
						40	41	1	3.9
						45	46	1	2.7
						53	**57**	**4**	**2.3**

The trench results (see Figures – Contours of Gold in Soils and Kavola East Soils for location) are also very encouraging with two separate intersections (cut off used was 0.5g/t gold) of 36m at 4.17g/t gold and 27m at 1.25g/t gold, separated along trench by a low grade zone of 57m averaging approximately 0.1g/t gold.

The drill and trench locations are shown on the accompanying figures together with contours of gold in soil geochemistry. As can be seen from this plan only a small part of the Mt Penck system has been tested by drilling. The arsenic in soil geochemistry has previously been released.

The soil and arsenic results are regarded as a guide only to gold mineralisation. We note that trenching in some areas where gold geochemistry is low still yielded significant gold in trench samples, thus all the 1.5 sq km area within Figure – Contours of Gold in Soils, will require assessment by trenching and drilling.

Drilling is now focused on resource definition within the gold anomalous zone to the south of holes MPD 6 and MPD 8, and within the newly trenched area, with holes being drilled to nominal depths of 100m on 25 to 50m centers. Holes MPD 011 to MPD 17 have been completed with holes MPD 11 through 15 sampled (core sawed in half) and 142 half core samples dispatched for assay. Results should be available within about 3 weeks.

The core samples were sawed in half on site and the half core bagged in one or two metre sections. Sample preparation was carried out by accredited laboratory, Intertek Caleb Brett in their laboratory in Lae, Papua New Guinea, and analyses in their laboratory in Jakarta, Indonesia. Core recovery exceeded 90%. Core logging was carried out on site and all core photographed prior to splitting. Laboratory standards were used for every 10th sample and 10% of the mineralised samples will be checked independently by re-assay for accuracy.

The relationship of mineralisation to structure is still uncertain although there appear to be both sub-horizontal and sub-vertical controls. Mineralisation is concentrated in NE trending structural zones within the eroded Mt Penck stratovolcano.

The trenches were channel sampled over 2 or 3m lengths within a shallow hand dug trench (1m or less in depth).

Samples were 2 to 4kg in size, sample preparation was carried out in Lae, Papua New Guinea and analyses in Jakarta as per the core samples. The trench samples are regarded as an accurate assessment of the gold in the near surface environment.

Cut-off grade used for both core and trench samples was 0.5g/t gold.

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr. McNeil has an MSc. in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

Vangold is a diversified natural resource company with a portfolio of 29 diverse advanced stage projects including revenue generating oil and gas projects.

In addition to the above projects in PNG a program is also planned for 2006 at the Feni Islands (50% Vangold). In Uganda, Vangold recently announced an acquisition of 90% of seven rare metal mines through its subsidiary Horn Rare Metals Ltd. Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licenses covering over 300 sq km in the Kilo Moto region and licenses covering over 287 sq kms in the Kafunzo area. The Ugandan government is currently spending US$42 million of airborne geophysics in the area of Vangold's licenses.

Vangold's oil and gas drilling programs in Alberta, Canada, include the Killam North oil field. Vangold is currently planning high impact gas well drilling on three other projects this summer. As a result of Vangold's oil and gas investments, Vangold has reported its 2006 first quarter revenues was $948,764, an increase of 875% over the same period for 2005. Vangold is continuing to expand its oil and gas interests.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.



Kanon Resources
Contours of Gold in Soils
El 1322 Mt Penck
Trench Channel Sample 2006
Greater than 0.5
Soil grid Gold (g/t)
0.5 to 5
0.2 to 0.5
0.05 to 0.2
all others
2006 Kanon Drill Hole
MPD, Kanon Drill Hole
DDH7 previous core drill hole
Gold in Soil Contours (g/t)
Greater than 0.5
KOIBUA ZONE
KOIBUA SOUTH ZONE
KAVOLA ZONE
PENI CREEK ZONE
KAVOLA EAST ZONE
PENI CREEK SOUTH ZONE
Enlarged Plan
Latest Trench (1/8/06)
New Britain
9389500
9389000
9388500
780000
790500
791000



Kanon Resources
Kavola East Zone
EL 1322 Mt. Penck
Trench Channel_Sample_2006
by Gold (g/t)
Greater than 0.5
0.05 to 0.5
0 to 0.05
2006 Kanon Drill Hole
MPD, Kanon Drill Hole
DDH7 previous core drill hole
Gold in Soil Contours (g/t)
Greater than 0.5
0.05 to 0.5
MPD003
MPD008
MPD006
MPD007
MPD001 & MPD002
MPD009
MPD004
MPD010
MPD005
DDH-7
MPD011
DDH-6
Latest Trench 1/8/2006
METRES

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD GRADUATES TO TIER 1 ON TSX VENTURE EXCHANGE

August 8, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") – is pleased to announce that it has satisfied the TSX Venture Exchange (the "Exchange") requirements of Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement. Accordingly, effective August 9, 2006, Vangold's tier classification will change from Tier 2 to Tier 1. Tier 1 is the Exchange's premier tier and is reserved for the Exchange's most advanced issuers with the most significant financial resources. Tier 1 issuers benefit from decreased filing requirements and improved service standards.

Mr. Dal Brynelsen, President and CEO of Vangold states: "This recognition by the Exchange as a Tier 1 issuer solidifies our accomplishments and demonstrates Vangold's commitment to profitability enabling the future development of our projects.

Vangold is a diversified natural resource company with a portfolio of 29 advanced stage projects including revenue generating oil and gas projects. In Papua New Guinea ("PNG"), drilling continues at Mt Penck (40% Vangold) where the initial diamond core drill holes have been successful in defining gold mineralization (News Release August 2, 2006). Work is also ongoing at Vangold's other jointly owned properties in PNG (News Release July 26, 2006). A program is also planned for 2006 at the Feni Islands (50% Vangold).

In Uganda, Vangold recently announced (June 26, 2006) an acquisition of 90% of seven rare metal mines through its subsidiary Horn Rare Metals Ltd. Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licenses covering over 300 sq km in the Kilo Moto gold extension region and licenses covering over 287 sq kms in the Kafunzo area which is the extension of the Tanzanian Nickel Belt. The Ugandan government is currently spending US$42 million on airborne geophysics in some of Vangold's license areas.

Vangold's revenue producing Killam North oil field in Alberta has 16 producing wells providing revenues for continued explorations. Vangold is planning high impact gas well drilling on three other projects this summer and fall.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from Vangold's expectations. Certain risk factors may also affect the actual results achieved by Vangold.


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News Re

8/22/2006 2:39:08 PM ET

Vangold Resources Ltd.: Deep Basin Test Well Spuds

VANCOUVER, BRITISH COLUMBIA--(MARKET WIRE)--Aug 22, 2006 -- Vangold Resources Ltd. (TSX VENTURE:VAN.V - News) announces the operator of the Deep Basin test well, an Alberta b gas company, has spudded the well on August 16, 2006. It is expected that the well will reach tota approximately 30 days. The test well is located in the Alberta Foothills near Rocky Mountain Hous close to Shell's recently announced discovery at Tay River. Vangold is participating in the test well of the gross capital drilling costs to earn a 12% working interest (see News Release June 15, 200(rules covering "Tight Hole" applies to all working interest participants.

This deep foothills region of the Western Canadian Sedimentary Basin contains some of the most multi-zone liquids-rich gas and oil wells in North America as well as some of the largest accumulat and gas reserves. The area has long been a focus area for exploration and production companies continues to be today, with announcements highlighting discoveries of significant new gas pools. 1 prospect is covered by high resolution 3D seismic and is close to gas processing facilities enablin(discovery to be quickly placed on production.

Vangold is a diversified natural resource company with a portfolio of 29 advanced stage projects ir revenue generating oil and gas projects. In Papua New Guinea ("PNG"), drilling continues at Mt P Vangold) where the initial diamond core drill holes have been successful in defining gold mineraliz Release August 2, 2006). Work is also ongoing at Vangold's other jointly owned properties in PNG Release July 26, 2006). A program is also planned for 2006 at the Feni Islands (50% Vangold).

In Uganda, Vangold recently announced (June 26, 2006) an acquisition of 90% of seven rare met through its subsidiary Horn Rare Metals Ltd. Vangold also has licenses covering over 60 sq km in prospective Kilembe copper/cobalt belt, licenses covering over 300 sq km in the Kilo Moto gold ex region and licenses covering over 287 sq kms in the Kafunzo area which is the extension of the T Nickel Belt. The Ugandan government is currently spending US$42 million on airborne geophysics Vangold's license areas.

Vangold's revenue producing Killam North oil field in Alberta has 16 producing wells providing rev continued explorations. Vangold is planning high impact gas well drilling on three other projects th and fall.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

Dal Brynelsen, President and CEO

The statements made in this News Release may contain certain forward-looking statements. Actu results may differ from Vangold's expectations. Certain risk factors may also affect the actual resu by Vangold.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy accuracy of the content of this news release.


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8/24/2006 1:31:36 PM ET

Vangold Resources Ltd.: J/V Agreement Extended Fieldwork to Resume at Feni Islan Establish Drill Targets for Upcoming Drill Program

VANCOUVER, BRITISH COLUMBIA, Aug 24, 2006 (MARKET WIRE via COMTEX News Network Vangold Resources Ltd. ("Vangold") (TSX VENTURE: VAN) announces that its joint venture partn Guinea Gold Corporation has agreed to an extension to June 30, 2007 for Vangold to spend a furt and issue 200,000 common shares to earn a further 25% in the Feni Islands Project (EL 1021). Va presently owns 50% of the project.

The Feni Islands lie within the Lihir Corridor, which hosts the world-class porphyry copper-gold de Bougainville and the world's largest gold porphyry, hot spring gold deposit at Lihir Island (approx. ! ounces gold). The Feni Islands Project has a total area of 166.6 sq km and includes both Ambitle a Islands that comprise the Feni Islands. The Feni Islands are approximately 40 miles southeast of L

On August 29, 2006, Dr. David Lindley, VP Exploration, PNG and lead geologist for the Feni proje scheduled to return to the Feni Islands to resume fieldwork. The work will target the Dome Prospe occupies approximately one-third of the now extinct central crater on Ambitle Island, the larger of t that comprise the Feni Islands. This work is based on a data review conducted by Dr. Lindley the r which were published in Vangold's November 3, 2005 news release.

Further to this review Dr. Lindley reports as follows:

The Dome Prospect is the name applied to a 2.0 to 2.5 km2 area of the central crater that appears largely blanketed by a sheet of trachyte lava of variable thickness (10 to 70 m). The lava sheet is t mask an area highly prospective for the occurrence of Lihir-style disseminated gold mineralisation exploration by Vangold and others concludes that certainly some (if not all) of the Dome trachyte is thin veneer of lava rock overlying an altered and variably mineralised sequence.

Historical work has demonstrated that pannable gold is present in a majority of streams draining th crater. Clusters of panned samples, one to the north and one to the south of the Dome Prospect, a distinctive in that they contain few visible colours of gold, yet have returned encouraging assay res characteristic is thought to be indicative of the presence of very fine-grained gold of the type libera Lihir's sulphide ore once it has been weathered and oxidised. These alluvial occurrences of Lihir-ty presently being reworked from an ancient drainage network that existed prior to a final 2,300 year eruption which blanketed the central crater. Indirect geological evidence (detailed stream bedrock etc) points toward the Dome Prospect (and the underlying sequence) as a potential source to this alluvial gold.

The presence in the Northern Dome Prospect (adjoining the Dome Prospect) of what, on Lihir Isla termed anhydrite-sealed rock is another compelling geological parallel between the Feni Island an Island Groups. These unique rocks comprise large angular blocks of volcanic rock that have been broken apart and invaded by anhydrite (calcium sulphate) as a result of rapid unloading and depre following a catastrophic failure of the summit area of the respective stratovolcanoes.

Anhydrite-sealed rocks outcrop in a 0.24 km2 area of the central crater of Ambitle Island and appe beneath the Dome lava.

We are fortunate that structural geological information gleaned from synthetic aperture radar ("SAI

over Ambitle Island may be of considerable assistance in what otherwise takes on the proportions "needle in a haystack" search beneath the extensive Dome lava sheet. Study of SAR imagery con has been known for many years that a prominent northeast trending fracture (known as the Kabar passes diagonally across the central crater and the Dome Prospect. Both the Feni and Lihir Island in the same tectonic province (at the edge of the rapidly advancing Pacific Plate). Therefore, by ar the Lihir (Ladolam) gold deposits, where a similarly northeast trending fracture (the Minifie Structu played a key role in the formation of the high-grade Minifie Orebody, it is possible that the same ge processes have occurred along the Kabang Structure.

The presently planned fieldwork aims to provide an assessment of the Dome lava sheet and adjac the central crater. This assessment will permit a decision on future drill testing at the Dome Prospe along the Kabang Structure. Fieldwork will include:

1. Geological mapping of the Kabang Structure and its extensions across the Dome Prospect.

2. Investigation of the anyhdrite-sealed rocks of the adjoining Northern Dome Prospect. Panned co sampling of streams draining the Dome Prospect margins.

The fieldwork is the preliminary work to establish drill targets for an upcoming drill program which i to commence early 2007. The plan, at this time, is to drill two fences of drillholes (4 holes per fenc estimated 120m each per hole) in the Dome prospect area. Vangold plans to expend approximate CDN$600,00 on the program.

On Behalf of the Board of VANGOLD RESOURCES LTD.

Dal Brynelsen, President and CEO

The statements made in this News Release may contain certain forward-looking statements. Actu results may differ from Vangold's expectations. Certain risk factors may also affect the actual resu by Vangold.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy accuracy of the content of this news release.

Contacts:
Vangold Resources Ltd.
Dal Brynelsen
President and CEO
(604) 684-1974
(604) 685-5970 (FAX)
brynelsen@vangold.ca
www.vangold.ca

SOURCE: Vangold Resources Ltd.

News Release Index

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

MT PENCK DRILL RESULTS UPDATE

August 24, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") – announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has provided an update on the Mt. Penck project. Kanon is owned 50% Vangold and 50% NGG. The Mt Penck property is beneficially owned 40% by Vangold and 60% by NGG.

NGG advises that the Mt. Penck assay results of 383 drill core samples representing approximately 450m of drill hole are expected to be available and released by the end of next week.

Substantial delays are still being incurred in processing of assays for drill and trench samples. Some results have been received, but are incomplete. The delays being experienced at the laboratory in Townsville Australia are caused by the large numbers of samples from other companies.

Vangold is a diversified natural resource company with a portfolio of 29 advanced stage projects including revenue generating oil and gas projects. In Papua New Guinea ("PNG"), drilling continues at Mt Penck (40% Vangold) where the initial diamond core drill holes have been successful in defining gold mineralization (News Release August 2, 2006). Work is also ongoing at Vangold's other jointly owned properties in PNG (News Release July 26, 2006). A fieldwork program will be underway at the Feni Islands at the end of August, 2006 (50% Vangold) to establish further drill targets.

In Uganda, Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licenses covering over 300 sq km in the Kilo Moto gold extension region and licenses covering over 287 sq kms in the Kafunzo area which is the extension of the Tanzanian Nickel Belt. The Ugandan government is currently spending US$42 million on airborne geophysics in some of Vangold's license areas. (News Release January 30, 2006). Vangold also has 90% of seven rare metal mines through its 51% owned subsidiary Horn Rare Metals Ltd. (News Release June 26, 2006).

Vangold's revenue producing Killam North oil field in Alberta has 16 producing wells providing revenues for continued explorations. Vangold is planning high impact gas well drilling on three other projects this summer and fall. On August 16, 2006, the Deep Basin test well, located in the Alberta Foothills near Rocky Mountain House, which is close to Shell's recently announced discovery at Tay River, was spudded. It is expected that the well will reach total depth in approximately 30 days (News Release August 22, 2006).

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from Vangold's expectations. Certain risk factors may also affect the actual results achieved by Vangold.

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

In Uganda, Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licenses covering over 300 sq km in the Kilo Moto gold extension region and licenses covering over 287 sq kms in the Kafunzo area which is the extension of the Tanzanian Nickel Belt. The Ugandan government is currently spending US$42 million on airborne geophysics in some of Vangold's license areas. (News Release January 30, 2006). Vangold also has 90% of seven rare metal mines through its 51% owned subsidiary Horn Rare Metals Ltd. (News Release June 26, 2006).

Vangold's revenue producing Killam North oil field in Alberta has 16 producing wells providing revenues for continued explorations. Vangold is planning high impact gas well drilling on three other projects this summer and fall. On August 16, 2006, the Deep Basin test well, located in the Alberta Foothills near Rocky Mountain House, which is close to Shell's recently announced discovery at Tay River, was spudded. It is expected that the well will reach total depth in approximately 30 days (News Release August 22, 2006).

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD CONTINUES TO REPORT PROFITABLE RESULTS FOR SECOND QUARTER

August 29, 2006 - Vangold Resources Ltd. ("Vangold") published its 2006 second quarter unaudited consolidated financial and operating results on August 28, 2006. Complete financial statements may be reviewed at www.vangold.ca or www.sedar.com.

For the six months ended June 30, 2006, Vangold had a strong balance sheet with working capital of $4,212,456 and no long-term debt. Vangold achieved a number of significant milestones:

- Received $ 3,273,153 from the exercise of share purchase warrants and stock options;
- Reported revenue of $2,300,000 and net income of $402,000;
- Spent $1,195,960 on oil and gas properties and $477,735 on mineral exploration;
- Expanded diamond drilling activities at the Mt. Penck project; and
- Spudded new wildcat gas well in Alberta Deep Basin.

Mr. Dal Brynelsen, President and CEO, stated that "Now that Vangold has attained a solid balance sheet with a working capital balance in excess of $4M, and positive cash flow, we can go forward with confidence and concentrate on the exploration of our world class mineral properties."

FINANCIAL HIGHLIGHTS Q2 2006

	Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	Gain
Net Income	$ 317,416	($ 291,989)	$ 609,405
Total Assets	$ 12,438,625	$ 5,547,594	$ 6,891,031
Total Revenue	$ 1,375,412	$ 118,526	$ 1,256,886
Total Expenses	$ 660,835	$ 385,085	$ 275,749
Cash and cash equivalents	$ 3,558,128	$ 818,995	$ 2,739,133
Total Working Capital	$ 4,212,456	$ 840,825	$ 3,371,631

Vangold is a diversified natural resource company with a portfolio of 29 advanced stage projects including revenue generating oil and gas projects. In Papua New Guinea ("PNG"), drilling continues at Mt Penck (40% Vangold) where the initial diamond core drill holes have been successful in defining gold mineralization (News Release August 2, 2006). Further assay results from 383 drill core samples representing approximately 450m of drill hole are pending. Work is also ongoing at Vangold's other jointly owned properties in PNG (News Release July 26, 2006). A fieldwork program is underway at the Feni Islands this week 2006 (50% Vangold) to establish further drill targets.

In Uganda, Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licenses covering over 300 sq km in the Kilo Moto gold extension region and licenses covering over 287 sq kms in the Kafunzo area which is the extension of the Tanzanian Nickel Belt. The Ugandan government is currently spending US$42 million on airborne geophysics in some of Vangold's license areas. (News Release January 30, 2006). Vangold also has 90% of seven rare metal mines through its 51% owned subsidiary Horn Rare Metals Ltd. (News Release June 26, 2006).

Vangold's revenue producing Killam North oil field in Alberta has 16 producing wells providing revenues for continued explorations. Vangold is planning high impact gas well drilling on three other projects this summer and fall. On August 16, 2006, the Deep Basin test well, located in the Alberta Foothills near Rocky Mountain House, which is close to Shell's recently announced discovery at Tay River, was spudded. It is expected that the well will reach total depth in approximately 30 days (News Release August 22, 2006).

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

MT PENCK ASSAYS CONTINUE TO DEFINE GOLD MINERALISATION

September 6, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") – announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has provided an update on the Mt. Penck project. Kanon is owned 50% Vangold and 50% NGG. The Mt Penck property is beneficially owned 40% by Vangold and 60% by NGG.

Drilling is continuing to define the Kavola East gold system within the Mt Penck Project in Papua New Guinea. Further to our news release of August 24, 2006, the latest drilling gave results including: 7m at 2.3g/t gold, 13m at 2.1g/t gold, 5m at 2.5 g/t gold, 3m at 4.3 g/t gold, 2m at 8.4 g/t gold, (including 1 m at 16.2 g/t gold), 6m at 1.9 g/t gold, 2m at 4.5 g/t gold, and 5m at 2.5 g/t gold.

Composite intervals down hole (which include and average all intersections in a drill hole which could reasonably be expected to be included in an open pit, if such a pit is eventually developed) were:

- in MPD 011 between 67m to 76m, 5m at 5.9 g/t gold
- in MPD 015 between 5m and 37m, 19m at 1.6 g/t gold
- in MPD 018 between 10m and 53m, 26m at 2.3 g/t gold

To evaluate the current progress at Kavola East, refer to the tables of new intersections and previously announced results below (See News Release dated September 29, 2005). Previous intersections included results such as:

- 10m at 2.0 g/t gold in MPD 002;
- 5m at 3.2 g/t gold in MPD 003;
- 6m at 3.7 g/t gold in MPD 004 ;
- composite intervals of 10m at 3.9 g/t gold between 154m and 169m downhole in MPD 005;
- composite intervals of 54m at 2.2 g/t gold between surface and 85m downhole in MPD 006;
- composite intervals of 30m at 4.2 g/t gold between surface and 70m downhole in MPD 007 ; and
- composite intervals of 22m at 2.3 g/t gold between surface and 38m downhole in historic Indo-Pacific hole DDH7.

The following result was also previously announced bellows (See News Release dated August 2, 2006):

- composite intervals of 31m at 2.3 g/t gold between surface and 70m downhole in MPD 008.

There is a silver credit at Kavola East but results are erratic. A possibility is that silver is partly leached from the near surface environment. In MPD 017 the following significant intersections were noted: 24m to 27m, 3m at 15 g/t silver; 61 to 64, 3m at 18 g/t silver and 70-71, 1m at 24g/t silver. In MPD018 the interval 37-39 contained 28 g/t silver.

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

All current and previous drill results are shown in the accompanying table. Hole locations and gold soil geochemistry results for the immediate Kavola East area are shown in Figure 1.

New Drill Intersections Above 0.5g/t Gold at Kavola East

Drill Hole	Intersection		Length	Gold
	From	To		g/t
MPD 011	67	70	**3**	**4.3**
	74	76	**2**	**8.4**
Inc.	75	76	**1**	**16.2**
MPD 011 Composite Interval	67	76	**5**	**5.9**
MPD 012	21	23	2	1.4
	36	40	4	0.9
MPD 013	4	6	2	1.7
	8	10	2	0.5
	27	28	1	0.6
	46	47	1	0.6
	48	55	7	1.2
MPD 014	20	21	1	0.6
	30	32	2	0.6
MPD 015	0	3	3	0.7
	5	12	**7**	**2.3**
	13	24	11	1.1
	36	37	1	2.1
	89	90	1	0.6
MPD 015 Composite Interval	5	37	**19**	**1.6**
MPD 016	0	1	1	1.6
	4	5	1	1.0
	95.9	97.4	1.5	1.5
MPD 017	61	64	3	1.4
	70	71	1	1.7
MPD 018	10	23	**13**	**2.1**
	27	33	**6**	**1.9**
	37	39	**2**	**4.5**
	48	53	**5**	**2.5**
	61	62	1	1.0
	96	101	5	1.3
	107	109	2	1.0
MPD 018 Composite Interval	10	53	**26**	**2.3**

Previously Announced Drill Intersections above 0.5g/t Gold

Drill Hole	Intersection From	Intersection To	Length	Gold g/t
MPD 001	32	34	2	0.9
	50	52	2	1.0
MPD 002	70	80	**10**	**2.0**
MPD 003	96	100	4	0.8
	106	108	2	0.8
	130	133	3	1.5
	163	165	2	0.7
	167	172	**5**	**3.2**
MPD 004	0	6	**6**	**3.7**
	10	11	1	1.6
	112	114	2	0.7
	119	120	1	0.7
	127	128	1	0.8
MPD 005	0	2	2	1.1
	116	118	2	1.2
	131	132	1	1.0
	138	140	2	0.7
	154	155	1	1.1
	156	160	**4**	**8.0**
	161	162	1	1.82
	163	164	1	1.08
	165	167	2	1.2
	168	169	1	0.6
	172	173	1	0.5
MPD 005 Composite Interval	154	169	**10**	**3.9**
MPD 006	0	3	**3**	**3.5**
	7	14	**7**	**1.7**
	15	16	1	0.5
	23	26	**3**	**2.3**
	27	34	**7**	**2.3**
	35	40	**5**	**1.8**
	41	61	**20**	**2.3**
	62	66	**4**	**4.5**
	75	75	2	1.3
	83	85	2	0.7
MPD 006 Composite Interval	0	85	**54**	**2.2**
MPD 007	0	14	**14**	**2.8**
	18	20	2	0.7
	22	24	2	0.9
	28	30	2	0.7
	40	46	6	0.9
	66	70	**4**	**18.7**
	72	74	2	0.6

Previously Announced Drill Intersections above 0.5g/t Gold				
	Intersection			Gold
Drill Hole	From	To	Length	g/t
MPD 007 Composite Interval	0	70	30	**4.2**
MPD 008	0	23	**23**	**2.3**
	29	30	1	0.8
	31	32	1	1.1
	52	56	**4**	**2.5**
	60	61	1	3.7
	69	70	1	4.0
	140	142	2	1.0
	162	164	2	0.6
	170	174	4	1.1
MPD 008 Composite Interval	0	70	**31**	**2.3**
MPD 009	60	62	2	0.6
	68	70	2	1.6
	96	100	4	4.0
MPD 010	24	25	1	2.3
	40	41	1	3.9
	45	46	1	2.7
	53	57	4	1.2
	89	91	2	0.5
DDH 7 (Historic Drill hole)	0	2	**2**	**4.76**
	18	38	**20**	**2.08**
	67	69	2	0.8
	85	88	3	1.9
	112	115	3	1.5
	119	120	1	1.9
DDH 7 Composite Intervals	0	128	128	**0.6**
	0	38	**22**	**2.3**

***Note: More significant intersections shown in bold**

A further 106 core samples have been received at the laboratory from holes MPD 019 and MPD 020 with results expected within three weeks. Several further holes are completed with core to be dispatched to the laboratory in the near future.

Bob McNeil, CEO, NGG, and a *qualified person* as defined by NI 43-101, states as follows:

> *"The Kavola East gold system is developing into a significant gold system within the overall Mt Penck Project with a resource likely to be estimated by year end. Overall it is a relatively low grade system likely to average around 2 to 2.3 g/t gold at an 0.5 g/t gold cut off, however, there is evidence of narrower but higher grade feeder zones which give values up to 30 to 40 g/t gold. As can be seen from the trench results and results from holes MPD 6, MPD 7 and MPD 8 the gold mineralisation is widespread in the near surface zone, commences at surface and any initial exploitation would be relatively low cost. The Kavola East zone is now defined over a length of 200m and is open to the north and the south and at depth.*

The controls on the mineralisation at Kavola East appear to be both horizontal and vertical with the mineralised zone narrowing at depth, but still persisting below 100m depth. Low grade mineralisation extends over a width of several hundred metres and within that zone there are numerous, approximately northerly trending zones of greater than 0.5 g/t gold. The main Kavola East zone or "shoot" is only one such "shoot" within this wide zone. In the table, results from previously announced drill holes have been compiled and displayed at a 0.5 g/t cut off. These tables illustrate the numerous, but often narrow gold zones. Results over the entire DDH1 hole were averaged and gave 0.6 g/t gold over 128m (entire hole). This illustrates the widespread nature of the gold mineralisation.

The results from MPD 011 in the present program are significant in that they show excellent results approximately 200m to the east of the Kavola East "shoot" in an area not previously known to contain gold. This new "shoot" will be followed up in the near future.

Further significant "shoots" in the general Kavola East area, in addition to the main "shoot" appear to be illustrated by MPD 004 which intersected 6 metres at 3.7g/t gold commencing at surface and MPD 00 3 which intersected 5m at 3.2 g/t gold between 167m and 172m downhole.

The extent of the mineralisation at Kavola East South (large gold in soil anomaly to south of main drilled area on Figure 1) where a trench intersection of 36m at 4.2 g/t gold (including 3m at 27 g/t gold) was reported in a Press Release dated 2nd August 2006, is still uncertain. Geological assessment of the geology of the trench suggests that the trench may be dug in the general strike direction of the gold mineralisation at this location. MPD 12 failed to intersect significant gold, but may have been drilled parallel to the mineralisation in the trench. Further drilling is scheduled in the near future.

The Kavola East zone is thought to be only one of perhaps many similar, smaller or perhaps larger gold systems within the Mt Penck area. Trace arsenic occurs with the gold and is considered to be a "pathfinder" to gold mineralisation in the broader Mt Penck area. The arsenic soil geochemistry is shown in Figure 2. Note that Kavola East is a relatively small part of the area. Reconnaissance has shown widespread gold in rock samples within the area of arsenic geochemistry and I believe other gold zones will be located as exploration moves out from Kavola East. It appears to me that, based on drill results to date, that drilling anywhere at Mt Penck has a reasonable chance of intersecting gold mineralisation".

The core samples were sawed in half on site and the half core bagged in one or two metre sections. Analyses were carried out by accredited laboratory, Intertek Caleb Brett in Jakarta, Indonesia, and by ALS Chemex in Brisbane Australia. Core recovery exceeded 90%. Core logging was carried out on site and all core photographed prior to splitting. Laboratory standards were used for every 10th sample and 10% of the mineralised samples will be checked independently by re-assay for accuracy.

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr. McNeil has an MSc. in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

Vangold is a diversified natural resource company with a portfolio of 29 advanced stage projects including revenue generating oil and gas projects. In Papua New Guinea ("PNG"), in addition to the drill program at Mt. Penck, work is ongoing at Vangold's other jointly owned properties in PNG (News Release July 26, 2006). A

fieldwork program is underway at the Feni Islands this week 2006 (50% Vangold) to establish further drill targets.

In Uganda, Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licenses covering over 300 sq km in the Kilo Moto gold extension region and licenses covering over 287 sq kms in the Kafunzo area which is the extension of the Tanzanian Nickel Belt. The Ugandan government is currently spending US$42 million on airborne geophysics in some of Vangold's license areas. (News Release January 30, 2006). Vangold also has 90% of seven rare metal mines through its 51% owned subsidiary Horn Rare Metals Ltd. (News Release June 26, 2006).

Vangold's revenue producing Killam North oil field in Alberta has 16 producing wells providing revenues for continued explorations. Vangold is planning high impact gas well drilling on three other projects this summer and fall. On August 16, 2006, the Deep Basin test well, located in the Alberta Foothills near Rocky Mountain House, which is close to Shell's recently announced discovery at Tay River, was spudded. It is expected that the well will reach total depth in approximately 30 days (News Release August 22, 2006).

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.



Kanon Resources
Kavola East Zone
El 1322 Mt Penck
Trench Samples
Gold (g/t)
Greater than 0.5
0.05 to 0.5
0 to 0.05
Diamond Drill Hole
Gold in Soil Contours (g/t)
Greater than 0.5
0.05 to 0.5
0
100
METRES
N
MPD021
MPD003
MPD008
MPD006
MPD018
MPD019
MPD001
MPD002
MPD007
MPD009
MPD025
MPD013
MPD004
MPD023
MPD016
MPD010
MPD015
DDH-7
MPD005
MPD017
MPD014
MPD011
MPD026
MPD022
MPD024
MPD020
MPD012
Latest Trench (Aug 2006)
EL 1322 Mt Penck
Papua New Guinea
New Britian Island
9388600
9388500
9388400
9388300
9388200
790500
790600
790700
790800
790900
791000
791100

Figure 1



Kanon Resources
Contours of Arsenic in Soils
EI 1322 Mt Penck
Diamond Drill Hole
Arsenic Contours (ppm)
50 - 150
150 to 500
> 500
0
100
200
METRES
9389400
9389200
9389000
9388800
9388600
9388400
9388200
9388000
9387800
790200
790400
790600
790800
791000
791200
KOIBUA ZONE
DDH-1
DDH-2
KOIBUA SOUTH ZONE
DDH-6
KAVOLA ZONE
MPD008
MPD006
MPD022
MPD024
MPD021
MPD003
DDH-4
MPD026
MPD018
MPD019
PENI CREEK ZONE
MPD001
MPD002
MPD007
DDH-3
DDH-5
MPD025
MPD009
MPD004
MPD013
MPD020
MPD015
MPD010
DDH-7
MPD016
MPD005
MPD011
MPD023
MPD017
PENI CREEK SOUTH ZONE
MPD014
KAVOLA EAST ZONE
MPD012
EL 1322 Mt Penck
Papua New Guinea
New Britian Island
Enlarged Plan

Figure 2



Kanon Resources
Contours of Gold in Soils
El 1322 Mt Penck
Trench Channel Sample 2006
by Gold (g/t)
Greater than 0.5
0.05 to 0.5
0 to 0.05
Soil grid Gold (g/t)
0.5 to 5
0.2 to 0.5
0.05 to 0.2
all others
2006 Kanon Drill Hole
MPD, Kanon Drill Hole
DDH7 previous core drill hole
Gold in Soil Contours (g/t)
Greater than 0.5
0.05 to 0.5
KOIBUA ZONE
KOIBUA SOUTH ZONE
KAVOLA ZONE
PENI CREEK ZONE
PENI CREEK SOUTH ZONE
KAVOLA EAST ZONE
Enlarged Plan
Latest Trench (1/8/06)
EL 1322 Mt Penck
Papua New Guinea
New Britain
9389500
9389000
9388500
9388000
790000
790500
791000

1



Kanon Resources
Kavola East Zone
EL 1322 Mt. Penck
Trench Channel_Sample_2006
Greater than 0.5
0.05 to 0.5
0 to 0.05
2006 Kanon Drill Hole
MPD, Kanon Drill Hole
DDH7 previous core drill hole
Gold in Soil Contours (g/t)
Greater than 0.5
0.05 to 0.5
DDH-6
MPD003
MPD008
MPD006
MPD007
MPD001 & MPD002
MPD009
MPD004
MPD010
MPD005
DDH-7
MPD011
Latest Trench 1/8/2006
METRES
9388600
9388500
9388300
790800
790900
791000

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

MT PENCK DRILL PROGRAM PROCEEDS RAPIDLY FURTHER RESULTS FORTHCOMING

September 21, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") – announces that the manager of Vangold's jointly held projects in Papua New Guinea has provided updated information on three of these projects. They are as follows:

MT. PENCK (40% Vangold)

In a field report received today, drilling continues to proceed rapidly. To date 29 holes have been drilled and the rig shift to drill hole number MPD030 is progressing. Drill hole MPD029 was completed last week at 103.5 meters with MPD030 progressing at 24.0 meters. Hole MPD031 has been oriented and is ready for drilling. Samples for the holes up to MPD024 are in the port of Kimbe, West New Britain, ready to be air freighted to the assay laboratory in Brisbane.

The ALS Chemex Laboratory in Townsville, AU has received 105 samples each sample from 1 to 2 meters in length on August 31, 2006 and a further 160 such samples on September 13, 2006. ALS expects that assays will be available within 3 to 4 weeks from the date of receipt.

Two drill rigs are operating, but in October one rig will be mobilised to other properties and the remaining rig will continue drilling at Mt Penck for the remainder of 2006. A total of 18 drill holes since mid 2005 have now been reported and all drill holes intersected several zones of mineralisation at greater than 0.5g/t (see the better intervals shown below, and refer to Press Release dated 6th September 2006 for all results). The drilling is defining widespread and multiple zones of low grade bulk tonnage disseminated gold mineralisation with mineralisation commencing at surface and traced to a depth of approximately 130m at present.

An Independent Qualified Person, as defined by National Instrument 43-101, recently visited the Mt Penck property in preparation for the compilation of an independent technical report. An NI 43-101 compliant resource estimate is targeted for completion in late 2006 or early 2007.

There appears to be both vertical and horizontal controls to the mineralisation and the true thickness of any intersection is not known.

EXAMPLES OF BETTER INTERVALS INTERSECTED TO DATE				
Hole No	**From (m)**	**To (m)**	**Length (m)**	**Gold (g/t)**
MPD 004	0	6	6	3.7
MPD 005	156	160	4	8.0
MPD 006	0	3	3	3.5
	27	34	7	2.3
	41	61	20	2.3
	62	66	4	4.5
MPD 007	0	14	14	2.8
	66	70	4	18.7

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

EXAMPLES OF BETTER INTERVALS INTERSECTED TO DATE				
Hole No	From (m)	To (m)	Length (m)	Gold (g/t)
MPD 008	0	23	23	2.3
	52	56	4	2.5
MPD 009	96	100	4	4.0
MPD 011	67	70	3	4.3
	75	76	1	16.2
MPD 015	5	12	7	2.3
	13	24	11	1.1
MPD 018	10	23	13	2.1
	27	33	6	1.9
	48	53	5	2.5
DHH 007	18	38	20	2.1

NB: Interval is length downhole and not a true thickness

MT. NAKRU (25% Vangold)

Mt. Nakru is also located in West New Britain. The current strategy is to develop Mt. Nakru, a porphyry copper/gold project, through to feasibility within two years. The drilling schedule for later in 2006, commencing in late October, anticipates 5 or 6 holes to test the recently discovered gold in trench (35m at 7.2 g/t gold).

YUP RIVER (50% Vangold)

Located in the northwest of Papua New Guinea, the Yup River tenement is centered on the township of Amanab, about 100 km south of the coastal town of Vanimo. Yup River covers numerous alluvial gold workings. The fieldwork program at Yup River is now complete. The field team has flown out into Vanimo last weekend with samples.

FENI ISLANDS (50% Vangold with an option to earn a further 25%)

Vangold also wishes to report that further to our news release of August 24, 2006, Dr. David Lindley, VP Exploration, PNG and the lead geologist for the Feni project has now returned from the Feni Islands. As reported earlier, Dr. Lindley was conducting further work targeting the Dome Prospect to establish drill targets for an upcoming drill program which is expected to commence early 2007.

The Feni Islands lie within the Lihir Corridor, which hosts the world-class porphyry copper-gold deposit at Bougainville and the world's largest gold porphyry, hot spring gold deposit at Lihir Island (approx. 50 million ounces gold). The Feni Islands Project has a total area of 166.6 sq km and includes both Ambitle and Babase Islands that comprise the Feni Islands. The Feni Islands are approximately 40 miles southeast of Lihir Island.

Dr. Lindley states: *Both the Feni and Lihir Island Groups lie in the same tectonic province (at the edge of the rapidly advancing Pacific Plate). Therefore, by analogy with the Lihir (Ladolam) gold deposits, where a similarly northeast trending fracture (the Minifie Structure) has played a key role in the formation of the high-grade Minifie Orebody, it is possible that the same geological processes have occurred along the Kabang Structure, a prominent northeast trending fracture which passes diagonally across the central crater and the Dome Prospect which is the name applied to a 2.0 to 2.5 Km2 area of the central crater located on Ambitle Island.*

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr. McNeil has an MSc. in Geology, 44 years mining industry experience, is a Fellow

of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

Vangold is a diversified natural resource company with a portfolio of 29 advanced stage projects including revenue generating oil and gas projects. Total revenues for the six months ended June 30 2006 was $2,307,007

In Uganda, Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licenses covering over 300 sq km in the Kilo Moto gold extension region and licenses covering over 287 sq kms in the Kafunzo area which is the extension of the Tanzanian Nickel Belt. The Ugandan government is currently spending US$42 million on airborne geophysics in some of Vangold's license areas. (News Release January 30, 2006). Vangold also has 90% of seven rare metal mines through its 51% owned subsidiary Horn Rare Metals Ltd. (News Release June 26, 2006).

Vangold's revenue producing Killam North oil field in Alberta has 16 producing wells providing revenues for continued explorations. The operator of the project is currently reviewing two potential multi-leg horizontal drilling locations. Another project in Alberta Foothills, is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool. This deep foothills region of the Western Canadian Sedimentary Basin contains some of the most prolific multi-zone liquids-rich gas and oil wells in North America as well as some of the largest accumulations of oil and gas reserves. The prospect is covered by high resolution 3D seismic and is close to gas processing facilities enabling a discovery to be quickly placed on production. The test well is completed. Drilling is expected to commence January 2007. Another well in the same area of the Alberta Foothills, has been drilled to total depth and is being evaluated prior to making a production decision.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

3.7 M WARRANTS EXERCISED

September 25, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") – announces that all of the warrants issued pursuant to two private placements in late August and September last year have been exercised. The total number of warrants was just over 3.7 million for a total proceeds of over $1.1 million.

The largest warrant holder who exercised 2 million warrants is Firebird Global Master Fund Ltd. ("Firebird"). Domiciled in Cayman, Firebird is a contrarian portfolio equity fund that focuses on early stage markets and out-of-favor industries. Firebird is affiliated with New York-based Firebird Management LLC, which manages over US$2 billion in seven funds, with a particular focus on the former Soviet Union and Eastern European countries.

Vangold is a diversified natural resource company with a portfolio of 29 advanced stage projects including revenue generating oil and gas projects. Total revenues for the six months ended June 30 2006 was $2,307,007. In Papua New Guinea ("PNG"), drilling continues at Mt Penck (40% Vangold) where the initial diamond core drill holes have been successful in defining gold mineralization (News Release August 2, 2006). Drilling continues to proceed rapidly with 30 holes drilled to date. Drilling will continue through 2006. (News Release September 21, 2006). Work is also ongoing at Vangold's other jointly owned properties in PNG (News Release July 26, 2006). At the Feni Islands Project (50% Vangold) field work, completed in September, 2006 targeted the Dome Prospect to establish drill targets for an upcoming drill program which is expected to commence early 2007 (News Release September 21, 2006).

In Uganda, Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licenses covering over 300 sq km in the Kilo Moto gold extension region and licenses covering over 287 sq kms in the Kafunzo area which is the extension of the Tanzanian Nickel Belt. The Ugandan government is currently spending US$42 million on airborne geophysics in some of Vangold's license areas. (News Release January 30, 2006). Vangold also has 90% of seven rare metal mines through its 51% owned subsidiary Horn Rare Metals Ltd. (News Release June 26, 2006).

Vangold's revenue producing Killam North oil field in Alberta has 16 producing wells providing revenues for continued explorations. The operator of the project is currently reviewing two potential multi-leg horizontal drilling locations. Another project in Alberta Foothills, is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool. This deep foothills region of the Western Canadian Sedimentary Basin contains some of the most prolific multi-zone liquids-rich gas and oil wells in North America as well as some of the largest accumulations of oil and gas reserves. The project is covered by high resolution 3D seismic and is close to gas processing facilities enabling a discovery to be quickly placed on production when the test well is completed. Drilling is expected to commence on in January 2007. Another well in the same area of the Alberta Foothills, has been drilled to total depth and is presently subject to "tight hole" restrictions. Further information on the project is expected within the next two weeks.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

PNG MANAGEMENT UPDATE

October 6, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") – The of Directors of Vangold announce that Dr. David Lindley, has tendered his resignation as VP Exploration, PNG in order to pursue a full time employment opportunity. Dr. Lindley will remain involved with the Feni Islands Project on a consulting basis. The other Papua New Guinea properties are geologically managed by Vangold's joint venture partner, New Guinea Gold Corporation.

Dr. Lindley is currently preparing a detailed report on his recent visit to Feni where he spent 14 days field mapping the Nanum Valley. In all, Dr. Lindley and his small geological team mapped an area of just over three square kilometers. Samples taken during the program (17 panned concentrates and 21 rock samples) are presently at ALS-Chemex in Townsville and the results are expected shortly. Dal Brynelsen, Chairman and CEO of Vangold said: "We wish David all the best in his new position and we thank him for all his efforts on behalf of Vangold. We are very pleased that he has agreed to continue to provide us with his expertise on the Feni Project."

Vangold is a diversified natural resource company with a portfolio of advanced stage projects including revenue generating oil and gas projects. Total revenues for the six months ended June 30 2006 was $2,307,007. In Papua New Guinea ("PNG"), drilling continues at Mt Penck (40% Vangold) where the initial diamond core drill holes have been successful in defining gold mineralization (News Release August 2, 2006). Drilling continues to proceed rapidly with 30 holes drilled to date. Drilling will continue through 2006. (News Release September 21, 2006). Work is also ongoing at Vangold's other jointly owned properties in PNG (News Release July 26, 2006). At the Feni Islands Project (50% Vangold) field work, completed in September, 2006 targeted the Dome Prospect to establish drill targets for an upcoming drill program which is expected to commence early 2007 (News Release September 21, 2006).

In Uganda, Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licenses covering over 300 sq km in the Kilo Moto gold extension region and licenses covering over 287 sq kms in the Kafunzo area which is the extension of the Tanzanian Nickel Belt. The Ugandan government is currently spending US$42 million on airborne geophysics in some of Vangold's license areas. (News Release January 30, 2006). Vangold also has 90% of seven rare metal mines through its 51% owned subsidiary Horn Rare Metals Ltd. (News Release June 26, 2006).

Vangold's revenue producing Killam North oil field in Alberta has 16 producing wells providing revenues for continued explorations. The operator of the project is currently reviewing two potential multi-leg horizontal drilling locations. Another project in Alberta Foothills, is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool. This deep foothills region of the Western Canadian Sedimentary Basin contains some of the most prolific multi-zone liquids-rich gas and oil wells in North America as well as some of the largest accumulations of oil and gas reserves. The project is covered by high resolution 3D seismic and is close to gas processing facilities enabling a discovery to be quickly placed on production when the test well is completed. Drilling is expected to commence on in January 2007. Another well in the same area of the Alberta Foothills, has been drilled to total depth and is presently subject to "tight hole" restrictions. Further information on the project is expected within the next two weeks.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

HIGH GRADE GOLD & SILVER ZONE IN HOLE MPD 22 at MT PENCK

October 11, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") – announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has provided an update on the Mt. Penck project. Kanon is owned 50% Vangold and 50% NGG. The Mt Penck property is beneficially owned 40% by Vangold and 60% by NGG.

The latest drill results, from five holes at the Mt Penck project (West New Britain, Papua New Guinea) continue to include numerous (30) gold intersections above cut-off grade of 0.5g/t gold. A higher grade zone of 2m at 19.1g/t gold and 130g/t silver, and wider, bulk mineable grade zones such as 9m at 6.4g/t gold and 8.3m at 1.7g/t gold were intersected (see table below).

Results of 24 holes from the Kavola East part of Mt Penck are now available (including one historical hole) and suggest that gold mineralisation is widespread over the drill tested area. This area extends 500m east-west and 300m north-south, with most holes drilled containing significant gold intersections above cut-off grade of 0.5g/t gold. For all results, which typically include 5m at 5.9g/t gold, 19m at 1.6g/t gold, 26m at 2.3g/t gold and 4m at 18.7g/t gold refer to News Release dated 6th September 2006 on our web site at www.vangold.ca or www.sedar.com).

Hole MPD22, which intersected the high grade zone is the western most hole drilled to date (see figure) and was drilled on an azimuth of approximately 135 degrees.

This hole contained ten intersections above cut off and appears to be defining a new major zone of mineralisation to the west of the original Kavola East zone. Two high grade gold zones were intersected between 50m - 51m and 91m - 93m downhole of 16.4g/t gold (70g/t silver) and 19.1g/t gold (130g/t silver) respectively. The style of mineralisation differs from the Kavola East zone in containing high silver and significant copper, lead and zinc. Zinc, lead, and copper values reached 12.2%, 7.1% and 0.7% respectively over the interval 28m to 29m downhole. All results are given in the accompanying table.

In addition to the intervals above 0.5g/t gold quoted in the accompanying table much of the remainder of the holes are mineralised with grades between 0.1 and 0.5g/t gold. The very extensive, almost pervasive, low grade gold mineralisation is a characteristic of the Mt Penck system, and suggests that overall, the gold mineralisation system is large.

The hole locations are shown, with gold soil geochemistry, on the accompanying plan. The plan illustrates the geographically extensive area in which drill intersections have defined gold mineralisation and that gold geochemical soil anomalies, where drilled, have significant subsurface gold mineralisation.

Except for the central mineralised zone of Kavola East the lateral extent and depth of many of the intersections is still unknown. Much drilling remains to be completed before the system is fully evaluated, and the various styles of mineralisation fully understood.

An additional point to note is that the accompanying figure encompasses less than 25% of the known gold anomalous area at Mt Penck (approximately 2 sq kms) and many targets outside the area of the figure remain to

be drill tested (see figure 2 in News Release dated 6 September 2006. Drill assays from the present holes above 0.5g/t gold are listed below:

Drill Hole	Intersection From	To	Length (m)	Gold (g/t)	Silver (g/t)	Zinc (%)	Lead (%)
Hole MPD 19	**17.2**	**19.5**	**2.3**	**2.9**	-	-	-
	35.3	37.4	1.2	1.2	-	-	-
	39.3	**41.4**	**2.6**	**2.6**	-	-	-
	77.9	78.5	0.9	0.9	-	-	-
Hole MPD 20	4	5	1	0.6	-	-	-
	7	8	1	0.5	-	-	-
	10	14	4	0.9	6	-	-
	15	18	3	1.8	-	-	-
	20	**22**	**2**	**3.2**	**30**	-	-
	43	**48**	**5**	**2.9**	**15**	-	-
	55	58	3	0.7	3	-	-
	65	69	4	0.7	-	-	-
	77	81	4	0.5	-	-	-
	141	142	1	0.7	-	-	-
	146	148	2	0.8	-	-	-
Hole MPD 21	45	47	2	1.03	-	-	-
Hole MPD 22	**27**	**29**	**2**	**2.1**	**43**	**7.4**	**4.3**
	28	29	1	2.4	65	12.2	7.1
	33.7	**42**	**8.3**	**1.7**	**3**	-	-
	44	46	2	0.6	1	-	-
	48	**52**	**4**	**7.5**	**41**	**1.6**	**0.3**
	50	**51**	**1**	**16.4**	**70**	**1.7**	**0.5**
	57	59	3	0.9	3	-	-
	64	**67**	**3**	**2.1**	**12**	-	-
	87	**96**	**9**	**6.4**	**37**	-	-
	91	**93**	**2**	**19.1**	**130**	**1.8**	**0.5**
	97	98	1	1.0	4	-	-
	99	100	1	1.4	4	-	-
	104	106	2	0.9	5	-	-
MPD 23	18	19	1	1.3	4	-	-
	20	26	6	1.4	-	-	-
	30	31	1	2.6	1	-	-
	92	93	1	1.0	-	-	-
True thickness of intersections is not known							

All drill core is logged, photographed and split on site with preparation and assaying of half core carried out, using 50g fire assay technique, at accredited laboratory ALS Chemex in Townsville Australia.

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

Work is also ongoing at Vangold's other jointly owned properties in PNG (News Release July 26, 2006). At the Feni Islands Project (50% Vangold) field work, completed in September, 2006 targeted the Dome Prospect to establish drill targets for an upcoming drill program which is expected to commence early 2007 (News Release September 21, 2006). Dr. David Lindley's final report is expected shortly.

In Uganda, Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licenses covering over 300 sq km in the Kilo Moto gold extension region and licenses covering over 287 sq kms in the Kafunzo area which is the extension of the Tanzanian Nickel Belt. The Ugandan government is currently spending US$42 million on airborne geophysics in some of Vangold's license areas. (News Release January 30, 2006). Vangold also has 90% of seven rare metal mines through its 51% owned subsidiary Horn Rare Metals Ltd. (News Release June 26, 2006).

Total revenues from Vangold's oil and gas interests for the six months ended June 30 2006, was $2,307,007. Vangold's revenue producing Killam North oil field in Alberta has 16 producing wells providing revenues for continued explorations. The operator of the project is currently reviewing two potential multi-leg horizontal drilling locations. Another project in Alberta Foothills, is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool. This deep foothills region of the Western Canadian Sedimentary Basin contains some of the most prolific multi-zone liquids-rich gas and oil wells in North America as well as some of the largest accumulations of oil and gas reserves. The project is covered by high resolution 3D seismic and is close to gas processing facilities enabling a discovery to be quickly placed on production when the test well is completed. Drilling is expected to commence on in January 2007. Another well in the same area of the Alberta Foothills, has been drilled to total depth and is presently subject to "tight hole" restrictions. Further information on the project is expected before year end.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.


Kanon Resources
Kavola East Zone
El 1322 Mt Penck
Trench Samples
Gold (g/t)
Diamond Drill Hole
Gold in Soil Contours (g/t)
Figure 1

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD ANNOUNCES BRAZIL OPTION ACQUISITION

October 19, 2006 – Vancouver, British Columbia – Vangold Resources Ltd. ("Vangold") announces that together with its subsidiary Horn Rare Metals Limited ("Horn"), a private company held 51% by Vangold and 49% by Firebird Global Master Fund Ltd. has agreed to an option to purchase the exploration mineral rights to two properties in Brazil for purpose of beryl exploration. Under the terms of the agreements Brazilian Rockhounds Com. E. Servicos Minerais LTDA. ME has agreed to transfer to Horn, or its nominee, licensed areas to the Coronel Murta and Santa Maria de Itabira, located in the state of Minas Gerais in Brazil subject to a 130 day due diligence process to be carried out by Rafael Silva, a geologist with Brazilian Rockhounds. In return for the licenses, Horn has agreed to pay a total of US$114,067 for the Santa Maria de Itabira license area and US$79,722 for Coronel Murta license area. Horn has paid 10% of the total amounts.

The directors of Horn are Mr. Dal S. Brynelsen, President and CEO of Vangold, and Mr. James Passin, the Managing Director of Firebird Global Master Fund Ltd. ("Firebird"). Domiciled in Cayman, Firebird is affiliated with New York based Firebird Management LLC, which manages over US $2,000,000,000 in seven funds. Firebird invested US $500,000 to acquire a 49% interest in Horn, and Vangold retained the other 51%.

About the Brazilian Properties

Coronel Murta and Santa Maria de Itabira are beryl mines, yielding various forms of gemological beryl. The chemical composition of gemological beryl is beryllium (14%) aluminum (19%) silicate (67%), usually containing alkali ions, other minerals, water and gases. Depending on the presence of chromium, manganese plus 3, vanadium or other minerals, the stones can be any color. The Santa Maria de Itabira property is primarily an aquamarine mine, and the Coronel Murta property contains various other forms of gemological beryl. Despite the widespread occurrence of beryllium in the ore, the artisan miners have so far only targeted the gemstones because they use small scale, labor intensive operations that use hand picking and cobbing methods.

In a news release of June 26th, 2006 Vangold announced that Horn acquired seven rare metal mines in Uganda, but that the name of the rare metal would not be disclosed because further acquisitions were anticipated. Now that Horn has acquired the options to purchase the licenses in Brazil, the decision has been made to publicly announce that the rare metal is beryllium. Mr. Brynelsen is now traveling to Uganda to meet with Geo Consult & Surveys Limited the geological consultant in Uganda who will be doing scoping studies and preparing a NI 43-101 compliant report on the seven mines.

About Beryllium

Two beryllium minerals are commercially significant. Bertrandite contains less than 1% beryllium, and is mined in the United States, primarily by Brush Engineered Metals (trading symbol BW:NYSE). Beryl contains about 4% beryllium, and is mined in the rest of the world, primarily in Brazil, China and Russia. Aquamarine, emerald, and morganite are gemological forms of the mineral beryl.

Beryllium is one of the lightest of all metals, and has one of the highest melting points of all of the light metals. It is extremely strong and stiff for its weight, resists acid corrosion, has excellent thermal conductivity, and an

outstanding dimensional stability over a wide range of temperatures. It has the lowest neutron absorption cross section of any metal, and a high neutron scattering cross section

Beryllium is processed into a pure metal, an alloy, or an oxide. Each form has different properties which make it suitable for different uses. The only processing plants in the world are located in Kazakhstan, China, and the USA. Because beryllium has such a high melting point, it is very expensive to process. There are two methods for processing beryl ore, and briefly, they both involve heating the ore to extremely high temperatures and then leaching them with chemicals. Both are costly processes which are quite toxic and involve extensive safety measures to protect the health of workers and the environment. Ultimately, the cost of pure beryllium metal is generally in the range of approximately US $600 to $800.

Beryllium metal is used principally in aerospace and defense applications because of its stiffness, light weight, high thermal conductivity, and dimensional stability over a wide temperature range. Defense applications include guided missiles and nuclear warheads. Also, because beryllium resists attack by liquid sodium metal, it is used in cooling systems of nuclear reactors that use liquid sodium as the heat transfer material. Because it is a good reflector and absorber of neutrons, it is also used as a shield and a moderator in nuclear reactors.

Beryllium-copper alloy accounts for about 75% of the end use of total consumption of beryllium on a beryllium metal equivalent basis. It is used for automotive electronics, home appliances, industrial components, instrumentation and control systems, telecommunications products, wireless components, and computer components. The addition of 2% to 3% of beryllium to copper makes a nonmagnetic alloy 6 times stronger than pure copper.

Beryllium oxide is an excellent heat conductor, with high strength and hardness, and acts as an electrical insulator in some applications. It is used in beryllia ceramics, electronic packages and circuitry, which are used primarily in the telecommunications and computer, medical, electronics, automotive and defense markets. The components can be used in a variety of applications, including wireless telecommunications equipment, fiber optics, lasers for medical and other electronic equipment, automotive ignition module systems, satellites and radar systems.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

DRILLING TO COMMENCE AT MT NAKRU

October 23, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") – announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has provided an update on the Mt. Nakru project (EL 1043). Kanon is owned 50% Vangold and 50% NGG. The Mt Nakru property is beneficially owned 25% by Vangold and 75% by NGG.

Mr. Bob McNeil, President and CEO of NGG, has reported that a drill rig is currently being mobilized to the Mt Naku site and is expected to be drilling with the next two weeks. Mr. McNeil said that the rig will begin drilling at the Nakru 1 prospect where an assessment of current and previous trenching suggests that a structural zone over 1km in length and 300m in width contains widespread gold over 0.1g/t and sporadic gold above 0.5 g/t. (See attached map). Bulldozer trench results from northeast to southwest were:

- 95 metres at 2.88 g/t gold including 35 metres at 7.26 g/t gold
- 40 metres @ 1.18 g/t gold and, 35 metres at 1.2 g/t gold
- 42 metres 2.7 g/t gold and 51 metres @ 2.2 g/t gold

The initial drilling will test the zone of 35 metres @ 7.26 g/t gold .

The attached map shows the known extent of copper and gold anomalism in auger drill soils at Nakru 1 and the copper/gold/molybdenum values in rock samples collected in creeks. The initial soil sampling program did not cover much of the eastern gold zone, which contains most of the above trench results and will be extended to cover this zone in the future.

The complete data of trenching results was disclosed is a news release dated May 25, 2006 which may be accessed at www.vangold.ca or www.sedar.com .

The Mt Nakru copper-gold system which is located in West New Britain, is a large acid-intermediate, volcanic-intrusive complex which covers 30km^2, much of which is mineralised to a greater or lesser degree. The complex marks the topographically highest point within the Kulu-Awit corridor. Four separate prospects have been identified with significant copper and gold values found in outcrop, trench or drill samples, along with significant silver, molybdenum and zinc grades. The prospects occur within a 5 km diameter circular topographic feature, which may represent a caldera type structure or a zone of doming and tensional fracturing above a rising intrusion. The circular feature is intersected by N-E and N-W trending lineaments which become important controls for the focussing of mineralisation. Airborne geophysics and stream geochemistry indicate the system may be larger than the area explored to date. Mt. Nakru 1 is the most advanced of the four prospects and has the best potential to host a large Cu-Au deposit. Deep auger soil sampling, more than 10km of hand and bulldozer trenching and nine drill holes have been completed.

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

Work is also ongoing at Vangold's other jointly owned properties in PNG (News Release July 26, 2006). At Mt. Penck the latest results from the drill program is continuing to include numerous (30) gold intersections above cut-off grad of 0.5 g/t gold (News Release October 11, 2006). At the Feni Islands Project (50% Vangold) field work, completed in September, 2006 targeted the Dome Prospect to establish drill targets for an upcoming drill program which is expected to commence early 2007 (News Release September 21, 2006). Dr. David Lindley's final report is expected shortly.

In Uganda, Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licenses covering over 300 sq km in the Kilo Moto gold extension region and licenses covering over 287 sq kms in the Kafunzo area which is the extension of the Tanzanian Nickel Belt. The Ugandan government is currently spending US$42 million on airborne geophysics in some of Vangold's license areas. (News Release January 30, 2006). Vangold also has 90% of seven beryllium mines through its 51% owned subsidiary Horn Rare Metals Ltd. ("Horn") (News Release June 26, 2006). Also through Horn Vangold has also acquired an option to acquire the exploration mineral rights on a further two beryllium properties in Brazil, subject to a 130 day due diligence review.

Total revenues from Vangold's oil and gas interests for the six months ended June 30 2006, was $2,307,007. Vangold's revenue producing Killam North oil field in Alberta has 16 producing wells providing revenues for continued explorations. The operator of the project is currently reviewing two potential multi-leg horizontal drilling locations. Another project in Alberta Foothills, is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool. This deep foothills region of the Western Canadian Sedimentary Basin contains some of the most prolific multi-zone liquids-rich gas and oil wells in North America as well as some of the largest accumulations of oil and gas reserves. The project is covered by high resolution 3D seismic and is close to gas processing facilities enabling a discovery to be quickly placed on production when the test well is completed. Drilling is expected to commence on in January 2007. Another well in the same area of the Alberta Foothills, has been drilled to total depth and is presently subject to "tight hole" restrictions. Further information on the project is expected before year end.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.


Drill Hole Intersection
Trench sample, w/assay
Rock Float w/assay
Auger Soil Copper anomalous area > 500ppm Cu
Auger Soil Gold anomalous area > 0.05 g/t Au
95m @ 2.88 g/t Au
Inc 35m @ 7.26 g/t Au
15m @ 0.79 g/t Au
24m @ 0.56 g/t Au
25m @ 0.91 g/t Au
Inc 5m @ 1.37
& 1.15 g/t Au
160m @ 0.73 g/t Au
Inc 40m @ 1.18 g/t Au
35m @ 1.2 g/t Au
NAK005
45.88m @ 0.52% Cu,
0.75 g/t Au
27m @ 0.97 g/t Au
NAK003
83m @ 0.5% Cu, 0.52 g/t Au
42m @ 2.7 g/t Au
51m @ 2.2 g/t Au
NAK001
50m @ 0.40% Cu
including 2.5m @ 2.6% Cu
0.73% Cu
6.6% Cu
1.9% Cu
0.56% Cu
0.31% Cu
6.6g/t Au, 0.35% Cu
2.1g/t Au
0.24% Cu
2.09g/t Au
0.11% Cu
1.8g/t Au
5.14g/t Au
0.83% Cu
0.38% Cu
3.78% Cu

Nakru 1 Geochemistry Summary

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

NEW DRILL TARGET AREAS DEFINED AT FENI PROJECT

November 7, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold) Recent field sampling and mapping by Dr. David Lindley, formerly V.P. Exploration for Vangold and New Guinea Gold (NNG), and the project's lead geologist, has defined a 3 square kilometer area within the former Ambitle Volcano collapse (or failure) "crater" which warrants drill testing for Lihir style gold mineralization. The Feni Project is presently held 50/50 by Vangold and NGG with Vangold retaining the right to acquire a further 25% interest.

The fieldwork showed the following conclusions:

- The vast majority of streams within the Ambitle "crater" contain alluvial gold and the gold defined by drill holes to date does not explain the widespread distribution of this gold.
- The geological mapping completed suggests that 3 square kilometers of the prospective area of the "crater" is masked by surface or near surface recent trachyte lava flows and tephra (volcanic ash) and this area has not yet been tested by drilling.
- Initially 15 drill holes have been recommended to test the potentially prospective area, with such drilling likely to be carried out in the first quarter of 2007.

Dr. Lindley's main points from his report are quoted below:

- *Detailed 1:2,500 geological mapping of the upper Nanum Valley, Ambitle Island, combined with petrological studies and a reappraisal of drilling and TMI aeromagnetics data in the area, has confirmed the presence of a late-stage trachyitic lava, with a possible areal extent in the order of 3 km^2.*
- *This rock unit has previously been interpreted as an intrusive trachyitic plug or a cumulodome.*
- *Rock and panned concentrate sampling supports previous sampling, and has served to focus attention on the volcanic sequence masked by the Dome trachyitic lava and tephra-covered areas around the margins of the lava sheet.*
- *A review of previous drilling along the mapped trace of the Kabang Structure across the Dome lava has downgraded the potential for structurally controlled mineralisation.*
- *However, panned concentrates point strongly to the presence of Lihir-style sulphide-hosted disseminated gold mineralisation in region of the Dome trachyitic lava. Although there is an issue in respect of pyritic epiclastics interbedded within the tephra as a potential sulphide-gold source, it can be argued that this source probably can't account for the abundance of alluvial gold within the Nanum Valley.*
- *The Lihir deposit with 42 Moz gold is confined to a ~ 2 km^2 area and about 50% (by area) of the rock within this zone is unmineralised or weakly mineralised. There is sufficient area masked by and adjacent to the Dome trachyitic lava to locate any one (or more) of the component ore bodies that make up the Lihir deposit.*
- *Therefore the sequence masked by and adjacent to the Dome trachyitic lava represents a target worthy of drill testing. There is little more surface work that can be done.*
- *Fifteen holes of approximately 100 m separation are proposed for drilling along two approximately perpendicular cross-lines, for a total of 2,250 metres.*

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

- *Reverse circulation drilling should be used in order to contain costs. Cored holes are not required at this stage of reconnaissance drilling.*

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

Work is also ongoing at Vangold's other jointly owned properties in PNG (News Release July 26, 2006). At Mt. Penck the latest results from the drill program is continuing to include numerous (30) gold intersections above cut-off grad of 0.5 g/t gold (News Release October 11, 2006).

In Uganda, Vangold also has licenses covering over 60 sq km in the prospective Kilembe copper/cobalt belt, licenses covering over 300 sq km in the Kilo Moto gold extension region and licenses covering over 287 sq kms in the Kafunzo area which is the extension of the Tanzanian Nickel Belt. The Ugandan government is currently spending US$42 million on airborne geophysics in some of Vangold's license areas. (News Release January 30, 2006). Vangold also has 90% of seven beryllium mines through its 51% owned subsidiary Horn Rare Metals Ltd. ("Horn") (News Release June 26, 2006). Also through Horn Vangold has also acquired an option to acquire the exploration mineral rights on a further two beryllium properties in Brazil, subject to a 130 day due diligence review.

Total revenues from Vangold's oil and gas interests for the six months ended June 30 2006, was $2,307,007. Vangold's revenue producing Killam North oil field in Alberta has 16 producing wells providing revenues for continued explorations. The operator of the project is currently reviewing two potential multi-leg horizontal drilling locations. Another project in Alberta Foothills, is located in the Rocky Mountain House Deep Gas Basin which is close to Shell's trillion cubic feet pool. This deep foothills region of the Western Canadian Sedimentary Basin contains some of the most prolific multi-zone liquids-rich gas and oil wells in North America as well as some of the largest accumulations of oil and gas reserves. The project is covered by high resolution 3D seismic and is close to gas processing facilities enabling a discovery to be quickly placed on production when the test well is completed. Drilling is expected to commence on in January 2007. Another well in the same area of the Alberta Foothills, has been drilled to total depth and is presently subject to "tight hole" restrictions. Further information on the project is expected before year end.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

PROPOSED PLAN FOR REORGANIZATION OF PNG PROPERTY ASSETS

November 16, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") The Boards of Directors of joint venture partners, New Guinea Gold Corporation ("NGG") and Vangold are pleased to announce that their respective management teams are preparing a proposal for the reorganization of mineral property assets currently held by Kanon Resources Ltd. ("Kanon") in Papua New Guinea. Kanon is owned 50% Vangold and 50% NGG. Each of the respective Boards of Directors have authorized their management teams to negotiate the terms of the arrangement, review financing sources and nominate a Board of Directors. The proposed reorganization will consist of two new public companies. One will comprise five of the Kanon properties, Mt. Penck, Allemata, Bismarck, Yup River and Fergusson. The other company will include the 90% NGG-owned Simuku property and the jointly held (50% Kanon 50% NGG) Mt. Nakru. The terms of the arrangement are subject to the necessary financing and the respective Boards', shareholder, regulatory and statutory approvals. Details on these properties can be found at www.vangold.ca and www.newguineagold.ca .

Mr Bob McNeil, Chairman and CEO of NGG states: *"We all believe that the best way to benefit our respective shareholders is by transferring these highly prospective mineral property assets into the two new entities. Our Board is considering how shareholders can gain most benefit from the reorganization. Our preference is to distribute some or all of the interest retained by NGG directly to shareholders in proportion to their holding in NGG but I must emphasize that at this time the Board has not made a final decision. If this reorganization is approved, it will allow us to increase our activities on these projects without further major dilution of each company's shares. For example, we would expect to increase the current expenditures at Mt Penck by at least 100%, add additional drills to the program and also start a drilling program to define resources at the copper properties. I believe this will be a great opportunity for our shareholders."*

Mr. Dal Brynelsen, President and CEO of Vangold commented on the re-organisation by stating, *"This is the first major step forward for Vangold's large portfolio of projects. Our mandate has always been to create solid, viable entities from our diverse projects directly enhancing shareholder value. This particular combination of properties will allow both new companies the opportunity to become such entities. The new companies will be well financed with a strong balance sheet and no debt. This will ensure that exploration and development can be expedited on a more timely schedule, with the aim of meeting our common goal that of furthering development and adding to the value of these important assets. I agree with Bob that Vangold would also look to distributing some or all of the interest retained by Vangold directly to shareholders in proportion to their holdings in Vangold.*

Vangold is also pleased to announce that it has raised over $1.28M pursuant to the exercise of over 3.66M share purchase warrants that expired on November 7, 2006. The warrants were issued pursuant to a private placement in November of 2005 at an exercise price of $0.35. With the addition of these funds, as of November 13, 2006 Vangold's cash position was over $6.95M. Vangold does not have any outstanding share purchase warrants at this time and is an excellent position to fund all of its exploration and development programs over the next year.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

NEW ZONE OF GOLD MINERALISATION DISCOVERED AT MT. PENCK

November 22, 2006 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") – announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has provided an update on the Mt. Penck project (EL 1322) (West New Britain, PNG). Kanon is owned 50% Vangold and 50% NGG. The Mt Penck property is beneficially owned 40% by Vangold and 60% by NGG.

Mr. Doug Hutchison, VP Exploration of NGG, and lead geologist on the Mt. Penck project, has reported that during recent field mapping and sampling at the Mt Penck project (West New Britain Province, Papua New Guinea) a new zone of gold mineralisation was discovered at Peni Creek, about 700m west of the Kavola East zone currently being tested by drilling. Coarse visible gold particles have been panned from the weathered portion of an altered shear zone in feldspar porphyry. The shear zone is up to 1m wide and has been traced for a distance of 20m before disappearing under cover. Mapping and rock chip sampling of this new target is now in progress.

The Peni Creek area was previously explored by BHP and Indo Pacific Resources in the 1980's and 1990's. Trenching exposed wide zones of relatively low grade gold mineralisation in argillically altered volcanics. Historical trenching results include 16m @ 2.08g/t gold; 77m @ 1.03g/t gold, including 8m @ 3.43g/t gold; 32m @ 1.41g/t gold; 24m @ 1.36g/t gold; and 4m @ 3.87g/t gold. Follow up drilling by BHP and Indo Pacific intersected generally narrower zones of somewhat lower grade to depths of 62 metres. Historical drilling results include 32m @ 0.98g/t gold; 26m @ 0.95g/t gold; 8m @ 1.4g/t gold; 6m @ 1.3g/t gold and 4m @ 2.41g/t gold. The newly-discovered zone is located some 150m northwest of the area tested by previous trenching and drilling.

At the Kavola East zone assay results for hole MPD024 have now been received. This hole contained six narrow intersections above cut off grade of 0.5g/t gold from surface to a depth of 150m. The best intersections were 1m @ 4.5g/t gold and 60.6g/t silver from 0-2m, and 2m @ 1.72g/t gold including 1m @ 2.29g/t gold and 0.11% copper from 66-68m. The location of MPD024 is shown on the plan included in a press release dated 11th October 2006. The hole was collared to the west of the main Kavola East zone and was drilled to the west on an azimuth of approximately 300 degrees. The narrow, intermittent zones of mineralisation that were intersected probably mark the western limit of the Kavola East mineralized zone.

Drilling has resumed at Mt Penck after a 2-week delay due to mechanical breakdown. Drilling at Kavola East will be completed in the near future and the rig will then be moved to the west to begin testing new targets away from Kavola East.

In upper Peni Creek, 300m west of Kavola East, hand trenching has exposed a high grade vein/breccia zone over a strike length of 100m, which is up to 2m wide trending northeast. Previous channel sampling of this zone returned a historical assay result of 1m @ 38.2g/t gold. This is a new target that will be drill tested in the near future.

Recent mapping has led to a reinterpretation of the origin of two key rock units at Mt. Penck. Rocks previously mapped as epiclastic sediments and pyroclastics are now thought to be intrusive hydrothermal breccias, and some quartz feldspar dacites previously mapped as lavas are clearly intrusive porphyries. Gold mineralisation is closely associated with both rock types and the better gold values are often contained in zones of intense quartz

stockworking and crackle brecciation on the margins of the hydrothermal breccia bodies. From this work new geological concepts are being developed to help interpret the drilling data and define new drill targets.
All drill core is logged, photographed and split on site with preparation and assaying of half core carried out using 50g fire assay technique, at accredited laboratory ALS Chemex in Townsville, Australia.

The technical data in this release was prepared by or under the supervision of Douglas Hutchison, MSc, VP Exploration, of New Guinea Gold Corporation. Mr Hutchison has an MSc in Geology, has more than 20 years mining industry experience, is a Member of the Australian Institute of Geoscientists, and meets the requirements of NI 43-101 for a qualified person.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD REPORTS FINANCIAL HIGHLIGHTS FOR THIRD QUARTER

November 29, 2006 - Vangold Resources Ltd. ("Vangold") published its 2006 third quarter unaudited consolidated financial and operating results on November 29, 2006. Complete financial statements may be reviewed at www.vangold.ca or www.sedar.com.

For the nine months ended September 30, 2006, Vangold had a strong balance sheet with working capital of $5,989,581 and no long-term debt. Vangold achieved a number of significant milestones:

- Reported revenue of $3,430,000 and net income of $711,000;
- Spent $1,294,000 on oil and gas properties and $794,000 on mineral exploration; and
- Received $4,439,888 from the exercise of share purchase warrants.

FINANCIAL HIGHLIGHTS Q3 2006

	Three Months Ended September 30, 2006	Three Months Ended September 30, 2005	Gain
Net Income	$308,558	($176,738)	$485,296
Total Assets	$14,590,963	$6,498,870	$8,092,093
Total Revenue	$1,123,791	$243,471	$880,320
Total Expenses	$553,224	$380,375	$172,849
Cash and Cash Equivalents	$5,590,249	$1,425,895	$4,164,354
Total Working Capital	$5,989,581	$1,547,862	$4,441,719

Vangold is a diversified natural resource company with a large portfolio of advanced stage projects including revenue generating oil and gas projects. To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Suite 1730, 650 West Georgia Street, P.O. Box 11622, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

Drill Hole	From (m)	To (m)	Length (m)	Au g/t	Ag g/t
MPD 29	**13**	**14**	**1**	**3.33**	**14**
	90	**96**	**6**	**0.91**	**12**
MPD 32	**8**	**10**	**2**	**3.32**	**11**
	14	**16**	**2**	**1.32**	
	34	**36**	**2**	**1.08**	

The true width of intersections is not known.

The latest results continue to show that gold mineralisation is widespread at Mt Penck and resource definition drilling is expected to continue throughout 2007. The partners are investigating means to substantially increase the drilling rate in 2007.

It is important to note that the drilling to date has tested only about 30% of the known gold anomalous area at Mt Penck, which totals about 2 square kilometers, and of the 30% tested much infill drilling remains to be completed.

Mr. Bob McNeil, CEO of NGG, stated: *"that given the number of drill holes completed to date, management now believes that the construction of an NI 43-101 compliant resource model incorporating the drill holes completed during 2006 can commence towards the end of the first quarter 2007 following receipt of assays from ALS Chemex in Brisbane, Australia. However, the resource estimate will be an interim estimate as 70% of the prospective area remains to be tested."*

The new zone of gold mineralisation discovered at Peni Creek, about 700m west of the Kavola East zone, which was reported in the release dated 14 November 2006, has been mapped and channel sampled. These samples are now in Kimbe awaiting dispatch to the laboratory.

The 2006 drilling program at Mt Penck (EL1322, West New Britain Province, Papua New Guinea) was completed on 15 December 2006. The rig is now being demobilized for the Christmas-New Year break and drilling will not resume until late January as all field crews will be taking field break and annual leave. In early January the current field camp, now too small for an advanced project, will be pulled down and a new, larger camp will be built in a more accessible location closer to the coast.

Since drilling commenced in March 2006, 29 holes, MPD010 to MPD038, have been completed for a total meterage of 3376.7 metres. The deepest hole was MPD 012 at 199.5 metres (downhole).

Due to laboratory congestion, assay results have been received only for holes up to MPD 027, plus MPD 029 and MPD 032. Samples from the remaining holes (Holes MPD028, MPD030, MPD031, MPD033 to MPD038) have either been dispatched to the laboratory or are in Kimbe awaiting dispatch. 120 samples are now at the laboratory in Townsville and are expected in mid-January, but final assay results for all holes are not expected to be received until February 2007.

Highlights of the drilling up to hole MPD 023 have been reported in earlier releases dated 6 September 2006 and 11 October 2006.

All samples are sawed, half core samples which are logged and photographed on site before sampling. Assaying was completed at accredited laboratory ALS-Chemex in Townsville, Australia.

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.


Kanon Resources
El 1322 Mt Penck
Kavola East Zone
ODH Drill hole
Drilling Previous 2006
Drilling 2006
Gold Soil Contours (g/t)
Greater than 0.5
0.05 to 0.5
METRES
0
100

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

Vangold Announces Important Exploration Program in Uganda Under The Supervision of Dr. Matt Ball.

VANCOUVER, BRITISH COLUMBIA – Dec 12, 2006: Vangold Resources Ltd., ("Vangold") is pleased to announce the start of an intensive exploration and diamond drilling program on its (100% owned) West Bukangama property in Uganda. The target is a massive sulphide hosted copper /cobalt deposit in the Proterozoic Kilembe Series.

Vangold owns all five licenses that adjoin the former Kilembe Mine and that extend some 20 kilometers along a strike of favorable strata. Falconbridge had explored this area focusing primarily on favourable stratigraphic horizons that contained copper anomalies, before the mine was turned over to the State of Uganda in 1977. Between 1956 and 1977 the Kilembe mine produced 16,000.000 tonnes of ore, namely copper (1.98% grade) and cobalt (.17% grade).

In 2005 drilling was conducted by a Canadian company on the Kilembe Mine lease up to the boundary of the Vangold claims, and significant sulphide mineralization was intersected near the boundary. More recently, an IP geophysical survey conducted in 1993 on Vangold's claims, identified significant chargeability anomalies coincident with the Falconbridge copper soil anomalies. Vangold intends to test this zone along the anomalous corridor west of the Kilembe mine lease, up to the border of the Democratic Republic of the Congo. A drilling program (1500 meters minimum) is to begin immediately and will be completed by March 2007.

The project will be supervised by Qualified Person Dr. Matt Ball. Dr. Ball is a member of the Association of Professional Engineers and Geoscientists of British Columbia, Canada - The Society of Economic Geologists, USA, and has 27 years International experience in exploration and operations geology.

He was a semi-finalist (winner of the "Goldcorp Challenge") and subsequently employed by Goldcorp and the overall winner, Geoinfomatics Explorations Inc. Dr. Ball directed recent exploration in Uganda on the Kilembe mine lease, and consequently has 'site specific' expertise with the structural and stratigraphic controls on mineralization in the region.

The diamond core drilling is contracted to East Africa Drilling (the previous drill contractor at Kilembe) and is managed by Mr. Brad Jefferson. Mr. Jefferson is based in Uganda, and has local expertise, including ownership and management of heavy equipment contracting companies and diamond drilling.

Vangold is a diversified natural resource company with a large portfolio of advanced stage projects including revenue generating oil and gas projects. To find out more about Vangold Resources Ltd. please visit their website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email: brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

4m at 3.6g/t GOLD & 7m at 2.07g/t GOLD in HOLE 26 at MT PENCK

January 2, 2007 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has provided an update on the Mt. Penck project (EL 1322) (West New Britain, PNG). Kanon is owned 50% Vangold and 50% NGG. The Mt Penck property is beneficially owned 40% by Vangold and 60% by NGG.

The results from the latest drill core assays from Mt Penck using cut offs of 0.5g/t gold and 10g/t silver, include:

7m at 2.07g/t gold in MPD 026 (74-81m)
4m at 3.68g/t gold, including 1m @ 7.43g/t gold in MPD 026 (9-13m)
2m at 3.2g/t gold, 11g/t silver in MPD 032 (8-10m)
1m at 4.50g/t gold, 61g/t silver in MPD 024 (0-1m)
6m at 0.91g/t gold, 12 g/t silver in MPD 029 (90-96m)

The hole locations are shown, with gold soil geochemistry, on the accompanying plan. All assay results above cut off are listed in the following table.

Drill Hole	From (m)	To (m)	Length (m)	Au g/t	Ag g/t
MPD 24	0	1	1	4.50	61
	2	3	1	0.64	
	29	30	1	2.21	
	49	51	2	1.40	
	52	54	2	1.05	
	66	68	2	1.72	
	128	130	2	1.52	
MPD 25	0	3	3	1.41	
	13	14	1	0.54	
	17	18	1	0.79	
	21	22	1	0.79	
	94	96	2	1.42	
	98	99	1	0.59	
MPD 26	4	5	1	1.82	
	6	7	1	1.79	
	9	13	4	3.68	
	74	81	7	2.07	
	92	94	2	0.52	
	98	100	2	1.29	

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

Some of the previous holes had intersections as follows: (locations are shown in Christopher's report):

Hole No	From (m)	To (m)	Length (m)	Gold (g/t)	Copper (%)
AMD002	0	114	114	1.12	0.19
AMD006	44	85	41	1.84	0.02
including	44	64	20	2.13	0.02
KAD002	46	122	76	1.69	-
including	92	108	16	2.56	-
MAD001	68	257	189	1.1	-
Including	68	120	52	1.65	-
including	98	120	22	2.18	-

- All drill results are on the web site, www.newguineagold.ca
- Intersection lengths approximate true widths

CEO and President of NGG Bob McNeil commented: *"Gold mineralisation has now been confirmed by drilling over several square kilometers of the 16 sq km caldera. Large volumes of 1 to 2g/t gold are suggested by the drill results and the proposed drill program will focus on exploring for possible higher grade gold feeder zones which, if encountered, could result in a substantial increase in average gold grades. Dr. D. Lindley in a Press Release dated November 7, 2006 noted that a three sq km core of the caldera on "crater" has widespread alluvial gold in creeks that dissect that area, but has not yet been tested by drilling. This area has a thin cover of volcanic ash and trachytic lavas which are younger than the gold mineralisation and which could obscure potentially gold mineralised bedrock (as suggested by the stream gold geochemistry). This area is now targeted for drill testing. Dr Lindley also noted that the Lihir deposit which contains resources of more than 42M ozs gold is confined to a two sq.km area and about 50% (by area) of the rock within this zone is unmineralised or weakly mineralised. The area on Feni to be drilled is sufficient to contain one or more of the component ore bodies that make up the Lihir deposit.*

This will be an exciting program which will extend into the second half of 2007. Initial drill results are not expected before May 2007, largely because of assay laboratory delays".

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from Vangold's expectations. Certain risk factors may also affect the actual results achieved by Vangold.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

THREE DRILL HOLES COMPLETED AT MT NAKRU TO TEST NEAR-SURFACE GOLD MINERALISATION

January 3, 2007 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has provided an update on the Mt. Nakru project (EL 1043) (West New Britain, PNG). Kanon is owned 50% Vangold and 50% NGG. The Mt Nakru property is beneficially owned 25% by Vangold and 75% by NGG.

A three-hole drilling program at Mt Nakru Project was completed in late December 2006. The holes, NAK010 to NAK012, were all drilled from the same pad to test the lateral and depth continuity of near-surface gold mineralisation exposed in Trench 2 at Nakru 1 Prospect. A total of 212.6 metres were drilled to a maximum vertical depth of about 70 metres.

Trench 2 was dug by bulldozer in late 2005 and exposed quartz-pyrite veined, strongly silicified, hydrothermal breccias that returned assay results of 21m at 7.26g/t gold, including 6m at 23.2g/t gold (not true widths). The mineralisation is associated with a northeast trending, sub-vertical fault structure.

The holes were drilled on azimuths of 260 and 300 degrees inclined at -45 degrees or -60 degrees. All three drill holes intersected strongly silicified, pyritic, hydrothermal breccias, which are locally strongly fractured and sheared, and are also locally quartz-pyrite veined. The silicified breccias have been intersected over widths of up to 40 metres and depths of up to 70 metres.

The mineralized breccias in Trench 2 are located some 560 metres northeast of historical trenches that had channel sample intersections of 51m at 2.2g/t gold and 45m at 2.5g/t gold and holes NAK001, NAK002 and NAK003, which intersected near-surface gold mineralisation and returned historical assay results of 5.6m at 1.9g/t gold, 0.12% copper (NAK001, 0-5.6m); 6.0m at 1.2g/t gold (NAK002, 0-6m) and 6.5m at 1.33g/t gold, 0.14% copper (NAK003, 0-6.5m).

The core has been split and samples bagged ready for shipment. Assay results are not expected to be received until February 2007.

The Mt Nakru property is beneficially owned 75% New Guinea Gold and 25% Vangold Resources.

All samples are sawed, half core samples which are logged and photographed on site before sampling. Assaying was completed at accredited laboratory ALS-Chemex in Townsville, Australia.

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

7m at 2.95g/t GOLD in HOLE MPD033 at MT PENCK

January 19, 2007 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") – announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has provided an update on the Mt. Penck project (EL 1322) (West New Britain, PNG). Kanon is owned 50% Vangold and 50% NGG. The Mt Penck property is beneficially owned 40% by Vangold and 60% by NGG.

Several further gold intersections are present in the latest drill results from Mt Penck Project in Papua New Guinea. Hole MPD053 intersected 7m at 2.95g/t between 3m to 10m downhole. Hole MPD028 intersected 5m at 2.26g/t gold between 47 to 52m downhole and 24 to 30m downhole respectively. All results above an 0.5g/t cut off are listed in the table below.

Mr. Bob McNeil, CEO of New Guinea Gold (NGG) stated: *the results of these three holes are regarded as significant, add to the knowledge of the Kavola East Zone and extend the known gold mineralisation at Kavola East further to the north. Results from a further 6 holes completed in 2006 are still pending, but are not expected now until mid February, due to long delays at commercial assay laboratories. Most of the remaining holes have targeted gold mineralisation beyond the Kavola East zone, and if successful, would indicate additional bodies of gold mineralisation within the Mt Penck Project.*

Drilling will resume in approximately one week, and the initial program for 2007 will be deeper holes to target depth extension of known mineralisation. Most holes to date have targeted mineralisation at less than 80m depth."

The Mt Penck project is beneficially owned 60% NGG and 40% Vangold Resources Ltd.

Hole No	From (m)	To (m)	Length (m)	Gold (g/t)
MPD028	19	20	1	1.21
	24	30	6	1.43
	36	38	2	0.60
	47	52	5	2.26
	61	62	1	1.83
MPD031	67	68	1	1.20
	70	71	1	1.01
MPD033	0	1	1	0.60
	3	10	7	2.95
	24	26	2	0.66
	80	84	4	0.85

NOTE: The true widths of intersections is not known. The interval from surface to 3m in hole MPD033 averaged 0.46g/t gold. Hole locations are shown in the Press Release dated 3 January, 2007.

All samples are sawed, half core samples which are logged and photographed on site before sampling. Assaying was completed at accredited laboratory ALS-Chemex in Townsville, Australia.

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

DRILLING TO COMMENCE AT FENI PROJECT

January 19, 2007 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") and New Guinea Gold Corporation ("NGG") report that a 1500 to 2000 metre diamond drill program to test new targets at the Feni Project is expected to commence during the first quarter of 2007.

In a news release dated November 7, 2006, Dr. David Lindley, formerly VP Exploration for Vangold and NGG, recommended drill testing of a 3 sq km area of the Feni gold system which has not yet been drilled. It is planned to mobilize a drill owned by Kanon Resources Ltd. (owned 50% NGG and 50% Vangold) plus ancillary equipment to the island as soon as staff and transportation are available.

The Feni Project is presently owned 50/50 NGG and Vangold with Vangold solely funding exploration to increase its holding to 75%.

The Feni Project lies within the Lihir Corridor which is a structural-volcanic arc extending from Allied Gold's Simberi gold project on Simberi Island through the Lihir Islands to Bougainville Island. Two major ore bodies (in addition to Allied Gold's Simberi project) occur within this arc including the Lihir Mine with approximately 50 million ounces of gold mined and in current resources and the Panguna porphyry copper/gold system on Bougainville Island.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

J/V AGREEMENT EXTENDED
DRILL PROGAM TO COMMENCE AT FENI ISLANDS

February 5, 2007 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that it's joint venture partner, New Guinea Gold Corporation ("NGG") has agreed to an extension to June 30, 2008 for Vangold to spend a further $1.26M on exploration to earn a further 25% in the Feni Islands Project (EL 1021). Of this amount, the partners have agreed that $600,000 shall be spent by September 1, 2007 on a diamond drill program. Vangold will also issue 200,000 common shares. Vangold and NGG currently each own 50% of the project.

On January 19, 2007, the partners reported that a 1500 to 2000 metre diamond drill program to test new targets at the Feni Project is scheduled to commence during the first quarter of 2007. In a news release dated November 7, 2006, Dr. David Lindley, formerly VP Exploration for NGG and Vangold, recommended drill testing of a 3 sq km area of the Feni gold system which has not yet been drilled. It is planned to mobilize a drill owned by Kanon Resources Ltd (owned 50%NGG and 50% Vangold) plus ancillary equipment to Ambitle Island as soon as staff and transportation are available.

Background

Peter A. Christopher, PhD, P.Eng. in an independent NI 43-101 technical report dated 1st October 2002, described the Feni property as follows:

"Feni property consists of two separate areas on adjacent Ambitle and Babase Islands in the Feni-Tabar chain of islands in the New Ireland Province of Papua New Guinea.

These two islands which are within a chain of alkaline volcanic islands that contain a significant gold deposit on Tabar Island and a world-class gold deposit on Lihir Island. The Feni property is mainly a target for hot spring gold deposits (like Lihir) or a deeper "high-grade" multi-vein deposit (like Tolekuma on the main island of Papua New Guinea). It also has potential for very high-grade structurally controlled mineralisation like Hishikari in Japan and indications of a porphyry copper-gold system occur in some drill holes. Previous exploration of the Feni property has identified over 30 separate gold anomalies and occurrences. Soil geochemistry for gold, mercury, arsenic and copper has been obtained for a 9km² zone that includes the Kabang and Dome prospects.

Ambitle Island (the primary target) has at its center an eroded caldera. Numerous active thermal areas are aligned along young faults and caldera ring fracture zones. Older counterparts of the active geothermal areas have been the main exploration targets. The eroded caldera is cut by the NNW trending Matampasel Fault. The Matampasel Fault flanks the NNW trending Niffin Graben. Movement on NNW structures resulted in graben cross structures. Polymectic, angular clast, altered volcanic breccia bodies occur along the Natong structure. Silicified clasts from the breccias are reported to have gold values up to 75g/t Au".

Past drilling, including drilling by the J/V partners has encountered widespread gold in geologically similar environments to the Lihir deposit with gold values in the order of 0.5g/t gold to 10g/t gold.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

SIGNIFICANT BEDROCK GOLD MINERALISATION DISCOVERED WITHIN A LARGE GOLD SOIL ANOMALY AT YUP RIVER

February 12, 2007 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") – announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has provided an update on the Yup River project (EL 1329). Kanon is owned 50% Vangold and 50% NGG. The Yup River property is beneficially owned 50% by Vangold and 50% by NGG.

Rock chip and grid soil sampling has located a 5 meter wide zone of bedrock mineralisation grading 2.47 g/t gold within a large gold soil anomaly at Dauri Prospect within the Yup River tenement, EL 1329, West Sepik Province, Papua New Guinea.

The 5m wide rock chip anomaly is derived from a single 5m composite chip sample and represents the first significant bedrock gold mineralisation discovered in the Yup River tenement. The enclosing gold soil anomaly has rough dimensions of 1200m by 300-450m and is open to the northeast. Nearby subordinate soil anomalies are present adjacent to the main anomaly that together define a large gold-anomalous area that contains at least four targets for follow up pitting, trenching and drilling. Soil samples were collected by hand augering to depths of 0.5m to 1.0m at 25m spacing along lines spaced 100m apart. The soil anomaly locations are shown in the attached Figure 1.

The soil values are rather erratic reflecting the coarse, crystalline nature of the gold at Yup River. Several plus 1.0 g/t gold values in soil are present up to a peak of 6.46 g/t gold. The bedrock mineralized zone is hosted by strongly sericitised, quartz-sulphide veined, phyllite and schist of the Ambunti Metamorphics. Similar altered rocks are exposed intermittently over a wide area within the gold anomalous zone. The geology and style of alteration and veining at Dauri has some similarities to the high grade, vein, gold deposit at Kainantu in the Eastern Highlands Province of Papua New Guinea. Alluvial and eluvial gold concentrations are also present over a wide area and are being worked by local miners at numerous locations at Dauri Prospect.

The Yup River tenement is located within the Amanab "goldfield" which has been mined on a small scale by local miners intermittently for 60 years. Alluvial gold occurrences are known over a large area shedding from metamorphic and intrusive basement rocks. Historical results from work carried out by previous explorers have defined three large target areas of alluvial gold concentration. These are Yumoro-Akraminag where Carpenter Pacific Resources NL reported gold shedding from a 6km long ridge and stream sediment gold values of up to 77.5 g/t gold; Yup River where stream sediment and soil sampling has defined several gold anomalies distributed over a 15km long zone with historical stream sediment values of up to 106g/t gold; and Merewe-Biaka, which includes Dauri Prospect, where gold anomalous areas are distributed over a 7km long zone. All three areas are located within EL 1329. Stream sediment gold values reflect gold concentrations in creek sediments and are not indicative of potential bedrock grades. In most cases the stream sediment anomalies have not yet been followed up to locate their bedrock source. Banka drilling has previously been carried out at Amanab to test alluvial gold concentrations but no drilling to test bedrock gold mineralisation has been undertaken.

Mr. Bob McNeil, CEO of New Guinea Gold (NGG) stated: "The recent results from Yup River confirm our belief that EL 1329 covers a possible new gold province in Papua New Guinea that, because of it's relatively remote location, has not previously been explored in detail for bedrock gold mineralisation."

The technical data in this release was prepared by or under the supervision of Douglas S. Hutchison, Vice President, Exploration of New Guinea Gold Corporation. Mr Hutchison has an MSc in Geology, 28 years mining industry experience, is a Member of the Australian Institute of Geoscientists, and meets the requirements of NI 43-101 for a qualified person.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO


Soil Samples
Au ppm
5m at 2.47 g/t Au
KANON RESOURCES LTD
EL 1329 - Yup River
Dauri Prospect
Soil Geochemistry
EL 1329 - Yup River Location

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

WEST BUKANGAMA DRILL PROGRAM CANCELLED

February 13, 2007 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") – Vangold has decided not to proceed with the planned drill program at West Bukangama in Uganda. The decision was taken for a number of reasons. First, the project was delayed due to consent not being granted for use of an access road through the Kilembe mine. Second, fieldwork showed that road construction through difficult mountainous terrain was required to access the drilling location. The cost of this road, or the alternative use of a helicopter, was considered too high for the size of the planned program and the constraints on time with the driller.

The company has decided to postpone drill testing all targets on its Rwenzori properties pending further work to define additional drill targets. Proposed works include aeromagnetic, EM and detailed geochemical surveys. It is anticipated that this work would define new and better targets along the Kilembe Schist Belt which could justify a helicopter-supported drill program or road development prior to the drill program.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD GRANTS STOCK OPTIONS

February 16, 2007 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that pursuant to the Company's Stock Option Plan, the Board has approved the issuance of 1,000,000 incentive stock options to a director and consultants of Vangold. The options to the director are exercisable for five years at a price of $0.48 and the options to the consultants, also at a price of $0.48, are exercisable for a period of two years. In keeping with the policies of the TSX Venture Exchange and the Stock Option Plan, these options shall vest equally over a period of 18 months.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

3m at 180 g/t GOLD (6ozs) within 24m at 33.7 g/t GOLD in TRENCH at MT. PENCK

February 21, 2007 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), manager of the projects owned by Kanon Resources Ltd. ("Kanon") in Papua New Guinea, has provided an update on the Mt. Penck project (EL 1322) (West New Britain, PNG). Kanon is owned 50% Vangold and 50% NGG. The Mt Penck property is beneficially owned 40% by Vangold and 60% by NGG.

Recent trenching at the Mt Penck Project in Papua New Guinea has confirmed two significant new gold mineralised zones at Upper Peni Creek and Kavola South. Upper Peni Creek is 300m west of Kavola East, where most of the 2006 drilling was concentrated, and Kavola South is 100m south of Kavola East. The trenches are hand dug trenches and were dug to gain some idea of the lateral extent of gold grades along strike. The trenches were dug approximately parallel to the strike of the high grade "core" of both zones.

Upper Peni Creek Zone

Separate trench intersections above 0.5g/t gold cutoff include:

> 24m at 33.7g/t gold, including 12m at 62.93g/t gold, including 3m at 180g/t gold;
> 12m at 4.07g/t gold;
> 33m at 1.73g/t gold;
> 18m at 1.82g/t gold; and
> 12m at 0.88g/t gold.

Check assays of some sample pulps have been carried out that confirm gold values. Additional checks of the sample preparation rejects are now in progress.

The above results indicate an average grade for all samples above 0.5g/t gold cutoff of 9.68g/t gold. The average grade for **all** samples is 8.66g/t gold.

Upper Peni Creek was initially discovered in 2005 by surface channel sampling of outcropping siliceous vein/breccia that returned historical assay results of 1m at 38.2g/t gold (see press release dated 18 November 2006). However, the result was not followed up at the time and the zone was not recognized as a new target until late 2006.

Two initial scout holes, MPD 036 and MPD 037, were drilled in late 2006, before the trench results were available. MPD036 intersected **4m at 5.71g/t gold from 22m to 26m downhole**, including **1m at 13.3g/t gold, 120g/t silver and 0.17% copper**. This hole was drilled below the historic chip sample of 1m at 38.2g/t gold. Hole MPD037 intersected four 1m to 2m intervals grading up to 2.85g/t gold and 24.3g/t silver to a depth of 68m downhole. All results above a 0.5g/t gold cut off are listed in the table below.

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

Kavola South Zone

Separate trench intersections above 0.5g/t gold cutoff include:

30m at 4.42g/t gold;
48m at 4.01g/t gold;
24m at 2.82g/t gold; and
12m at 1.49g/t gold.

The nearest drill hole to the Kavola South Zone is MPD 038 located 160m to the east. This hole intersected 4m at 1.13g/t gold from 44m to 48m downhole.

Mr McNeil CEO of NGG commented: *"These are exciting trench results and the 3m at 180g/t gold represents the highest grades ever encountered at Mt Penck. The Peni Creek and Kavola South Zones appear to be separate mineralised zones from Kavola East, and the grades in trench make these highly attractive drill targets. At this stage the lateral and strike extent of both zones are unknown but surface observations suggest the very high grade zones have restricted widths of approximately one metre".*

Kavola East Zone

Final assay results from the 2007 drilling program have now been received for holes MPD 030, 034 and 035. Scattered intersections over 1m to 2m intervals are present in MPD 030 and 034 to depths of 132 metres downhole. The best intersection was 1m at 3.34g/t gold, 10.3g/t silver and 0.33% copper from 88m to 89m downhole in MPD 034. Hole MPD 035 was drilled to the west outside the main Kavola East Zone and confirms that the Kavola East mineralisation is probably terminated by a fault along it's western side.

It should be noted that only about 30% of the total geochemically anomalous area at Mt Penck has been tested by drilling.

All drill results above a 0.5g/t gold cut off are listed in the following table.

Hole	From (m)	To (m)	Length (m)	Gold (g/t)
Upper Peni Creek				
MPD 036	22	26	4	5.71
			(incl.1)	(13.3)
	30	32	2	0.76
	46	48	2	2.77
MPD 037	2	4	2	1.06
	27	29	2	1.64
	43	44	1	0.84
	66	68	2	2.85
Kavola East				
MPD 030	19	21	2	0.99
	125	126	1	1.56
	130	132	2	1.01

Hole	From (m)	To (m)	Length (m)	Gold (g/t)
MPD 034	58	60	2	1.08
	88	89	1	3.34
	114	115	1	3.34
	116			
	124	117	1	1.49
		126	2	2.80
MPD 038	0			
	44	2	2	0.66
		48	4	1.13

MOUNT NAKRU PROJECT

Assay results for three shallow holes at Mt Nakru, EL 1043, West New Britain Province, Papua New Guinea have now been received. NAK 010, 011 and 012 were drilled to a maximum depth of 76.5m downhole in late 2006 to test for near-surface gold mineralisation beneath a trench intersection of 55m grading 4.79g/t gold, including 15m at 16.01g/t gold (see press release dated March 27, 2006). Because of terrain limitations, the holes were collared 35 metres from the trench intersection and were designed to intersect the mineralised zone at depths of 30-50m. No zones above 0.5g/t gold were intersected in any of the holes. Narrow 1m to 2m intersections of plus 0.1% copper were present in all three holes, up to 1m at 0.4% copper in NAK 010 at 73m downhole. The zone is now being re-assessed to attempt to explain the lack of gold in the drill holes.

The Mt Nakru Property is beneficially owned 75% New Guinea Gold and 25% Vangold Resources Ltd.

All samples are sawed, half core samples which are logged and photographed on site before sampling. Assaying was completed at accredited laboratory ALS-Chemex in Townsville, Australia.

The technical data in this release was prepared by or under the supervision of Douglas Hutchison, Vice President, Exploration of New Guinea Gold Corporation. Mr Hutchison has an MSc in Geology, 28 years mining industry experience, is a Member of the Australian Institute of Geoscientists, and meets the requirements of NI 43-101 for a qualified person.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD APPOINTS NEW DIRECTOR

February 27, 2007 - Vancouver, BC - The Board of Directors of Vangold Resources Ltd. ("Vangold") is pleased to announce the appointment of Mr. Timothy Mills to the Board. Based in London, England, Mr. Mills has extensive experience identifying and funding successful resource, biotech and technology companies. Mr. Mills is an independent venture capitalist who has had a 23 year career as an executive in the securities industry in the United Kingdom.

Mr. Dal Brynelsen, President and CEO of Vangold, states: "We welcome the addition of Mr. Mills to our Board. Tim brings an extensive knowledge of European corporate finance to our company.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

VANGOLD ACQUIRES EXCLUSIVE RIGHTS TO 2700 SQ KM RWANDA OIL CONCESSION SOUTH OF HERITAGE DISCOVERY IN UGANDA

March 1, 2007 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that the Minister of State in charge of Energy and Communications, Republic of Rwanda, has granted to Vangold the exclusive rights to commence negotiations for a production sharing license for oil and gas in the north western part of Rwanda. The concession, known as White Elephant, is 2,708 sq kms in area and is shown on the attached map. This concession represents 11% of the land mass of Rwanda.

With the discovery of oil in south western Uganda by Heritage Oil Corporation, a technical review will determine whether Rwanda has the extension of that discovery. The agreement calls for Vangold to undertake a technical review of all information available and commence negotiations for a production sharing agreement over a period of 18 months.

The technical review will cover the north western part of Rwanda, the block named "White Elephant" by Vangold, which is part of the Albertine Graben where oil was discovered in Uganda. Vangold's team of petroleum geologists (located in Nairobi, Kenya) is confident that the Uganda discovery could be reflected in Rwanda as an extension of the Lake district's geology. Tullow Oil and Heritage Oil have reported their latest well in this basin is flowing 4,100 bopd.

During the signing ceremony, Rwanda's Minister of State for Energy and Communications, Eng Alberta Butare, stated that Rwanda is committed in the long term to explore for hydrocarbon potential. Currently, the country has significant reserves of methane gas in the Lake Kivu area which is being developed commercially. Upon completion of the technical review and concluding negotiations with Vangold, the government may consider participating in the exploration phase.

Present at the ceremony were representatives from Vangold, Joseph Katarebe and Idi Kawadi. When asked the significance of White Elephant by Ms. Anthe Vrijandt, Expert External Links at the Ministry, Mr. Kawadi responded by saying, "The country's part of the East African Rift Valley Basin lies on a downhill trend and we expect there to be a significant reservoir of oil in Rwanda's area."

In response to Minister Butare's comments, Mr. Katarebe, Vangold's country representative, said that, "With the admission of Rwanda and Burundi in East African Community trading bloc effective July, 2007, the company will take advantage of technical expertise within the region. A technical team has been mobilized from Kenya to undertake the technical review." He further stated that, "If the company were to mobilize resources outside the region, it would take a few months as opposed to weeks."

Vangold is an active explorer for resources and a fast growth oil producer in North America. The exploration portfolio is extensive and it also includes interests in international ventures and development projects.

Vangold's President, Dal Brynelsen said that, "Through the acquisition of White Elephant, the company is becoming an active player in the oil industry in the region. This will add to the

company's capability of competing on the world stage with a strong asset base and skilled employees." He further added that, "The expansion of the operations is not only to enhance shareholder value, but building and maintaining effective operations, with the foundation built on ensuring that safety, environmental and social responsibility are given primary focus."

He further stated that the company's focus will be on value creation in the contract area by acquiring critical information so that development can be prioritized and risks reduced. Identifying optimum drilling, stimulation and completion techniques early in the development cycle will minimize full cycle development costs.

Mr. Brynelsen said that it was the Canadian government that attracted him to Rwanda. In discussions with Benjamin Wamahiu, Canadian Trade Commissioner, "Ben said that the country is focused on good governance and eradication of corruption. The President of Rwanda, Paul Kagame has stated publicly on several occasions that, "We know that the role of the private sector is central on our fast-paced journey of reconstruction for development, and that is why we have built a new impetus for economic change that is driven by private enterprise and capital, and supported by good political choices."

After the technical review, Vangold will undertake development initiatives within the area in consultation with the government and villagers. Geologically and technically, Mr. Brynelsen met with Mr. Reuben Kashambuzi in Entebbe, Uganda, Commissioner, Petroleum Exploration and Production Department, who advised him that the Albertine Grabine extends southwards from Uganda into Rwanda. With Albertine Grabene's known discovery, a 10 percent probability exits that there is a commercial and viable discovery in Rwanda, Vangold will commit its financial and human resources.

Vangold also wishes to announce that the Board of Directors has approved the issuance of 400,000 incentive stock options to a Consultant. These options are exercisable for a period of two years, at a price of $0.50. Pursuant to the policies of the TSX Venture Exchange, and Vangold's Stock Option Plan, the options vest equally on a quarterly basis, over a period of 18 months.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO



VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

THE UGANDA MINISTRY OF ENERGY AND MINERAL DEVELOPMENT IN CONJUCTION WITH VANGOLD ANNOUNCE AIRBORNE GEOPHYSICAL PROGAM COMMENCES IN UGANDA

Toronto, Ontario, March 7, 2007. Vangold Resources Ltd,. ("Vangold") reports that the Minister of State for Mineral Development of The Republic of Uganda, Honourable Dr. Kamanda Bataringaya is pleased to announce that a mineral sector development program including an airborne geophysical program has commenced in mineral rich areas of Uganda. This announcement was made at the Prospectors and Developers Association of Canada Conference in Toronto, Ontario, on March 7, 2007. This program consists of 700,000 line kilometers of magnetic and radiometric data collection. Selected high potential areas will also be flown by helicopter and fixed wing for advanced airborne EM. These areas include Kafunzo, where Vangold is exploring a 4 kilometer magnetic anomaly that is potentially a nickel, cobalt ore body, and the Kilembe Mine area where Vangold has the concessions that run from Kilembe to the DRC border covering this copper/cobalt belt.

Vangold has 287 sq km in the Kafunzo area which is located on the Tanzania border, north of the Kabanga nickel/cobalt deposit. The Kafunzo anomaly has been identified by a high amplitude aeromagnetic survey, reaching 1,700 nT. This anomaly occurs in folded flysh-type sediments and granites of the mid-Proterozoic Karagwe-Ankolean system (the Kibaran Fold Belt) which, in Burundi and Tanzania, is characterized by a belt of mafic/ultramafic bodies hosting nickel laterites, nickel sulphide, and PGE mineralization. This mineralized belt has borne a significant discovery that is being actively developed by Exstrata and Barrick known as the Kabanga nickel/cobalt deposit in Tanzania south of Kafunzo.

Vangold also has a 100% interest in a total of 9 licenses covering 300 sq kms located in the Kilo Moto region. The licenses are located in the West Nile region bordering the Democratic Republic of Congo and Sudan and are within the geological continuation of the Kilo Moto gold province of northeastern Congo. Total production of the Kilo Moto goldfields by the early 1960's was over 8.8 million ounces. The current exploration in the Kilo Moto area has identified 10 million ounces of gold.

Vangold also owns all five licenses that adjoin the former Kilembe Mine that extend some 20 kilometers along a strike of favorable strata. Falconbridge had explored this area focusing primarily on favourable stratigraphic horizons that contained copper anomalies, before the mine was turned over to the Government of Uganda in 1977. Between 1956 and 1977 the Kilembe mine produced 16,000,000 tonnes of ore, namely copper (1.98% grade) and cobalt (.17% grade).

Dal Brynelsen, Vangold President, states, "This extensive and technically advanced geophysical program will provide invaluable information for miners and explorers worldwide interested in exploring in Uganda. The incredible untapped mineral wealth of this country is indicated through its proximity to the DRC and Tanzania. This program should provide a major incentive to come to Uganda. Vangold has been in Uganda for twelve years and has secured three significant mineral areas. We thank the Ugandan government for its ongoing support."

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of **VANGOLD RESOURCES LTD.**	On Behalf of the Ministry of Energy and Mineral Development, Uganda
"Dal Brynelsen"	***"Kamada Bataringaya"***
Dal Brynelsen, President and CEO	Honourable Dr. Kamada Bataringaya, Minister

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD AMENDS NEWS RELEASE OF MARCH 1, 2007 RE: RWANDA NEGOTIATIONS AND TECHNICAL REVIEW

Vancouver, BC, March 8, 2007 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") wishes to clarify a news release of March 1, 2007 whereby it was reported that the Minister of State in charge of Energy and Communications, Republic of Rwanda, granted to Vangold the exclusive rights to commence negotiations for a production sharing license for oil and gas in the north western part of Rwanda. The concession, known as White Elephant, is a 2,708 sq kms area which represents 11% of the land mass of Rwanda. This exclusive right remains in effect.

However, Vangold also reported that it would undertake a technical review of the area to determine whether Rwanda has the extension of the Heritage Oil Corporation discovery. The March 1, 2007 News Release did not report that the right granted to Vangold to undertake the technical review of oil and gas potential was granted on a non-exclusive basis by the Ministry.

Vangold also announced that on February 16, 2007, Tullow Oil and Heritage Oil reported their latest well in this basin was flowing 4100 bopd. In fact, that was from only one zone. The Kingfisher – 1A is flowing 13,893 bopd in total.

As reported on March 1, 2007, the technical review will cover the north western part of Rwanda, the block named "White Elephant" by Vangold, which is part of the Albertine Graben where oil was discovered in Uganda. Vangold's team of petroleum geologists (located in Nairobi, Kenya) is confident that the Uganda discovery could be reflected in Rwanda as an extension of the Lake district's geology.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

2-WELL GAS PROGRAM – CORNING CALIFORNIA COMMENCES

Vancouver, BC – April 2, 2007. Vangold Resources Ltd. ("Vangold") has received a report from Lario Oil and Gas Company of Denver CO, the operator of the Corning gas field in northern California, that they have proceeded with a 2-well program at that field. Lario has completed drilling and casing the first well for a completion attempt to the depth of 4,977 feet (1,517 meters). Lario has informed Vangold that it is now moving the rig to a second 3Dseismic location. The present targets named Bad Love, and Blind Faith were identified by 3D seismic in a previous work. It is expected that the second well will be drilled within two weeks. Completion of the two wells should occur in the second quarter of 2007. Vangold has a 3.75% working interest in the two wells.

Presently in California drilling activity and gas exploration is intense, and as such Lario hopes to secure a completion rig within this period.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

KENYAN GOV'T GRANTS FIRST RIGHT TO NEGOTIATE PRODUCTION SHARING CONTRACT FOR OIL DISCOVERY

April 10, 2007, - Vancouver, BC - Vangold Resources Ltd. ("Vangold") is pleased to announce that it has received a non-exclusive permit to conduct a geological evaluation on Block 3, Kenya. The permit which was granted by the Ministry of Energy, covers an area over 24,000 square kilometers. Further, the Ministry has approved Vangold's Production Sharing Contract terms submitted late last year.

According to Vangold's legal counsel, Midikira & Co. Advocates, based in Nairobi, Vangold has been granted the first right to negotiate a production sharing contract. Once the ministry sets up a subcommittee, Vangold will be invited to negotiate a PSC.

Block 3 is located in the Eastern part of Kenya and borders with Somalia. There are four main sedimentary basins in Kenya, namely;

- Lamu basin;
- Mandera basin;
- Anza Graben; and
- Tertiary Rift.

Block 3 is located at the triple junction area between the NE-SW trending Anza Graben and the N-S trending Lamu and Mandera basins.

On a regional basis, Block 3 is considered to occur in Meri Low sub-basin of the Anza Graben. Four wells have been drilled in Block 3
namely:

- Endela-1;
- Meri-1;
- Anza-1 and Bahati-1.

A geochemical evaluation done by US based Humble Geochemical Services for the National Oil Corporation of Kenya noted in the interval 2,481m to 3,255m of the Bahati-1 well, the shales analysed from this depth interval are very rich in Total Organic Carbon (TOC) with an average TOC value of 10.4%. This coupled with the high Hydrogen Index values ranging from 320 to 680 for the 2,481m to 2,880m depth interval in this Bahati-1 well are indicative of the occurrence of an oil-prone source rock with very good to excellent oil generating potential. Sands interbedded with these shales are potential reservoirs while fault structures associated with the Meri Low sub-basin margin provide potential traps. It is also noted that the solid bitumens encountered in mainly the 2484m to 2538m depth interval are characteristic of hydrocarbons generated in the early to intermediated oil generation window.

Suite 1730, 650 West Georgia Street, P.O. Box 11622, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

Block	Drilled wells	Hydrocarbon Shows	Petroleum Potential
3	Anza-1: Total Depth (TD) - 3662m; Bahati-1: TD-3421m; Endela-1: TD-2779m; and Meri-1: TD-1941m.	Oil shows in Bahati-1 and Anza-1 wells.	**Source Rocks:** Tertiary and Cretaceous Shales. Reservoir Rocks: Sands interbedded with the Tertiary and Cretaceous Shales. **Seals:** Shales interbedded within the Tertiary and Cretaceous Strata. **Traps:** untested flexed south west margin of Anza Graben west of the Endela-1 well (Alconsult International and the National Oil Corporation of Kenya, 1997).

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from Vangold's expectations. Certain risk factors may also affect the actual results achieved by Vangold.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD ANNOUNCES PROPOSED BUSINESS COMBINATION BETWEEN HORN RARE METALS LTD. AND JANINA RESOURCES LTD.

Vancouver, British Columbia – April 18, 2007: Vangold Resources Ltd,. ("Vangold") (TSX V: VAN) is please to announce that its subsidiary, Horn Rare Metals Ltd. ("HRM" or "Horn") has entered into a letter agreement dated April 13th, 2007 (the "Preliminary Agreement") with Janina Resources Ltd. ("JRL" or "Janina") (TSX.V: JAN) respecting a proposed business combination between the two corporations. The proposed transaction, which has been negotiated at arm's length, is to be effected by way of a business combination whereby JRL will acquire all of HRM's issued securities in exchange for 50,000,000 common shares of JRL. The transaction will constitute a reverse take-over of JRL by HRM (the "RTO") pursuant to TSX Venture Exchange ("Exchange") policies. In connection with the RTO it is planned that Janina will change its name to International Beryllium Corp. or such other name as the registrar of corporations and the Exchange permit and the directors of JRL approve.

Horn is a British Columbia incorporated private company. Its shares are held by Vangold as to 51% and by Firebird Global Master Fund Ltd. ("Firebird") as to 49%. Firebird is affiliated with New York based Firebird Management LLC, which manages over US$2 billion in seven funds, with a particular focus on the former Soviet Union and other emerging markets.

Horn controls 90% of seven Beryllium mines located in Uganda and 100% of two Beryllium mines located in Brazil. All properties are formerly operating open pit artisanal mines. Beryllium is one of the lightest of all rare metals and it has one of the highest melting points of all the light metals. Recently, the price of pure beryllium is generally in the range of $600-800 per pound.

Beryllium is used in aerospace and defense applications and is also used extensively in the cooling systems for nuclear reactors and as a shield and moderator in nuclear reactors. Other growing uses of beryllium include automotive, electronics, home appliances, industrial components, instrumentation and control systems, telecommunications products, wireless and computer components as well as in core Internet network applications.

Before completion of the RTO, Donald Padgett will resign as a director of JRL and Dal Brynelsen, the President and CEO of HRM will be appointed in Mr. Padgett's place. Mr. Brynelsen has over 30 years of experience in the mining industry and has been on the Board of Vangold since 1991. Dal is also a founding director of Griffin Mining, a $500 million mining company currently trading on the AIM market in London and which

successfully built the first western operated mine in China. Upon completion of the RTO, it is intended that new management, with industry specific backgrounds and experience, will be appointed to the board of Janina.

The completion of the RTO is subject to satisfaction or waiver of a number of conditions precedent, including the completion by Janina and HRM of a due diligence review of the affairs of the other and the execution of a formal agreement by JRL, HRM and the HRM shareholders.

Completion of the transaction is also subject to Exchange acceptance and disinterested shareholder approval . The transaction cannot close until the required shareholder approval is obtained and final Exchange acceptance is granted. There can be no assurance that the transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the Management Information Circular and/or Filing Statement to be prepared in connection with the transaction, any information released or received with respect to the RTO may not be accurate or complete and should not be relied upon.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD RESOURCES LTD ANNOUNCES DIAMOND DRILL PROGRAM AT FENI ISLANDS

April 26, 2007 - **Vancouver, British Columbia - Vangold Resources Ltd ("VAN")** and it's joint venture partner, New Guinea Gold Corporation ("NGG") are pleased to announce the commencement and continuation of the drill program at Feni Islands. The diamond drill rig, ancilliary equipment, and personnel arrived at Ambitle Island (Feni Islands) on April 22, 2007. The drill program will be assisted by a helicopter and will commence on the weekend. The rig is owned by Kanon Resources Ltd. (jointly owned 50% each respectively by NGG and VAN). The partners previously reported a 1500 to 2000 metre diamond drill program will test new targets. In a news release dated November 7, 2006, Dr. David Lindley, formerly VP Exploration for NGG and Vangold, recommended drill testing a 3 sq km area of the Feni gold system which has not yet been drilled. In conjunction with Dr Lindley' recommendations further drill targets have been identified by Doug Hutchinson P. Geol with scientific input from Denis Bouchard.

The Feni Project lies within the Lihir Corridor which is a structural-volcanic arc extending from Allied Gold's Simberi gold project on Simberi Island through the Lihir Islands to Bougainville Island. Two major ore bodies (in addition to Allied Gold's Simberi project) occur within this arc including the Lihir Mine with approximately 50 million ounces of gold mined and in current resources and the Panguna porphyry copper/gold system on Bougainville Island (15 million ounces of gold).

Feni hosts a large gold system similar to the Lihir gold mine. Numerous drill intersections such as 114m of 1.12 g/t gold and 0.2% copper, 19.9m of 2.13 g/t gold, 15.25m of 2.56 g/t gold, 10m of 5.7g/t gold, 3m of 10g/t gold, 162m of 0.46 g/t gold and 0.15% copper and 18m of 0.72 g/t gold and 0.68% copper. The drilling and geochemical sampling program has confirmed that Feni remains prospective for gold and gold/copper deposits, and is essentially unexplored in terms of drill testing.

In a press release dated Feb 5, 2007 Vangold confirmed NGG agreed to extend the earning provision to June 30, 2008 wherein Vangold will spend a further $1.26M on exploration to earn a further 25% in the Feni Islands Project (EL 1021). Of this amount, the partners agreed that $600,000 shall be spent by September 1, 2007 on a diamond drill program. Vangold has issued 200,000 common shares to NGG. Vangold and NGG currently each own 50% of the project with Vangold solely funding exploration to increase its holding to 75%.

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

Peter Christopher PhD, P.Eng. in an independent NI 43-101 technical report dated 1st October 2002, stated *Previous exploration of the Feni property has identified over 30 separate gold anomalies and occurrences. Soil geochemistry for gold, mercury, arsenic and copper has been obtained for a 9km² zone that includes the Kabang and Dome prospects.*

Past drilling, including drilling by the J/V partners encountered widespread gold in geologically similar environments to the Lihir deposit with gold values in the order of 0.5g/t gold to 10g/t gold. A biogeochemical survey was conducted in 2003 by the botany group CSIRO (Commonwealth Scientific & Industrial Research Organisation) in Canberra under the onsite direction of Dr Wayne Takeuchi. Dr Takeuchi is a Research Biologist at Harvard University and Research Associate of the PNG Forest Authority. The plant species Astronia palauensis is widely distributed throughout the New Guinea islands, with a density of about 1 per 100 sq. metres. From observations of this tree in bulldozer road cuts, it is estimated that the root system of this plant samples about 100 cubic metres of soil. It has been shown that all parts of this plant (bark, leaves, flowers, twigs) can carry anomalous concentrations of Au and As. Dr. Takeuchi's research at Lihir (42 million contained oz Au) successfully demonstrated that the most prominent biogeochemical gold anomalies detected were directly related to drill indicated gold mineralisation. The area covered by the Feni survey was about 12 sq. km.

The biogeochemistry sampling was restricted to areas where tephra cover is known to be thin or absent. The areas included the Kabang and Dome Prospects, covering an area of about 3.3 sq.km. Large trees (circumference of 79 cm) were preferentially sampled. Tree density was estimated at about 40 – 50 m apart. The panned concentrate program focussed on tributaries in the upper Nanum River, Matangkaka Creek (750 m NW of Kabang Creek) and Kiau Creek (immediately south of Kabang Creek). 41 of the 47 panned samples (87% contained visible gold). Gold was present as either or both of fine "mustard" gold or 1-2 mm flakes. Matangkaka Creek was the standout creek, in Mr. Ninkama's opinion, with more than 30 colours of gold present in the 4 washed samples. Panned material in this case was obtained from tree roots. In Mr. Ninkama's, opinion, the pan concentrate sampling for the main prospects within the central caldera Kabang, North Central Caldera and Dome Prospects was thoroughly completed

On Aug 16, 2004 Vangold reported "Gold in pan concentrates range up to 120g/t in the southern caldera region and 86g/t in the northern caldera region." The surface geochemical stream sampling undertaken showed that a large part of the Central Caldera feature has anomalous to high value gold in streams from pan concentrate samples. The Matangkaka gossan (near MAD008), reported in a press release dated June 8th 2004, was tested by a bulldozer trench and one 180m long drill hole. No gold values greater than 0.5g/t gold were encountered. The Matangkaka gossan has proved to be an accumulation of secondary iron, manganese and minor gold which has developed or been formed at some unknown distance from its sulphide source. Normal gossans "sit" immediately above the sulphide source.

In the 2003 panned concentrate survey, the largest result for the entire island was from a spring along several major faults and near a hot spring. That result was 1710 g/t. Very nearby was a positive in the biogeochemical survey which measured gold in tree bark (drawn up from the roots). This area will be drilled in the upcoming drill program.

In our press release dated July 8, 2005, Dr Lindley agreed to do a complete reappraisal of data collected to date on the Feni Island Project. As we announced in our news release of March 17, 2005, Dr. Lindley conducted his review utilizing existing high quality aeromagnetics, with outcrop mapping and a review of historical exploration data. Dr. Lindley stated: "During this review, one area that will receive particular attention is the North Central Caldera. This area has, over the years, consistently returned very high stream panned concentrate values, has outcropping altered "Lihir-type" breccias and has some encouraging drill intercepts".

As referenced in our news release (August 16, 2004) in some areas a thick volcanic ash obscures the bedrock. Thus, the challenge is identifying drill targets or structural feeder zones containing higher grade gold mineralization similar to those at the Lihir gold mine. As our former lead geologist and qualified person under NI 43-101, Dr. David Lindley explained, over the years several exploration methods have been utilized including airborne geophysics (aeromagnetics), toxic element (mercury and arsenic) soil geochemistry and biogeochemistry. The aeromagnetics data remains under utilized and as the results of our work show, when used in conjunction with surface and subsurface (drill core) geology, is a very powerful tool. The soil geochemistry used mercury and arsenic in particular because they have shown to be anomalous above the buried Minifie orebody on Lihir Island. Furthermore, they can migrate upwards through the porous/permeable tephra. It is the toxic element geochemistry that enabled the identification of MAD001/005 and 007.

In a press release dated November 7, 2006, Dr David Lindley, B.Sc., Ph.D, indicated as follows• The vast majority of streams within the Ambitle "crater" contain alluvial gold and the gold defined by drill holes to date does not explain the widespread distribution of this gold.• The geological mapping completed suggests that 3 square kilometers of the prospective area of the"crater" is masked by surface or near surface recent trachyte lava flows and tephra (volcanic ash) and this area has not yet been tested by drilling.• Initially 15 drill holes have been recommended to test the potentially prospective area. Part of the work program will target the Dome Prospect which occupies approximately one-third of the now extinct central crater on Ambitle Island, the larger of two islands that comprise the Feni Islands, and part of the work program will test the Hidden and Souther Calderas. This work is based on a data review conducted by Dr. Lindley the results of which were published in Vangold's November 3, 2005 news release. Dr. David Lindley, B.Sc., Ph.D, previously completed a reappraisal of data collected to date on the Feni Island Project.

CEO and President of NGG Bob McNeil commented: *"Gold mineralisation has now been confirmed by drilling over several square kilometers of the 16 sq km caldera. Large volumes of 1 to 2g/t gold are suggested by the drill results and the proposed drill program will focus on exploring for possible higher grade gold feeder zones which, if encountered, could result in a substantial increase in average gold grades. Dr. D. Lindley in a Press Release dated November 7, 2006 noted that a three sq km core of the caldera on "crater" has widespread alluvial gold in creeks that dissect that area, but has not yet been tested by drilling. This area has a thin cover of volcanic ash and trachytic lavas which are younger than the gold mineralisation and which could obscure potentially gold mineralised bedrock (as suggested by the stream gold geochemistry). This area is now targeted for drill testing. Dr Lindley also noted that the Lihir deposit which contains resources of more than 42M ozs gold is confined to a two sq.km area and about 50% (by area) of the rock within this zone is unmineralised or weakly mineralised. The area on Feni to be drilled is sufficient to contain one or more of the component ore bodies that make up the Lihir deposit. This will be an exciting program which will extend into the second half of 2007. Initial drill results are not expected before August 2007, largely because of assay laboratory delays".*

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

2006 YEAR END HIGHLIGHTS

May 1, 2006 – Vangold Resources Ltd. ("Vangold") published its 2006 year-end audited consolidated financial and operating results on April 30, 2007. Complete financial statements may be viewed at www.vangold.ca or www.sedar.com. Dal Brynelsen President and CEO of Vangold states: "*Last year I reported that the realization of our strategy to acquire properties capable of producing world-class ore bodies, while participating in revenue generating oil and gas projects to fund exploration, was reflected in the numbers. This past year we continued to achieve that goal. We have seen significant growth in revenues and profitability. We are also realizing the second part of our strategy which is to take certain assets that are not adequately valued within Vangold and create new entities that realize the value of these assets and will greatly enhance shareholder value.*"

During 2006, total revenues increased 350% from 2005 and total assets increased from $8.7 million to $15.4 million." The financial highlights are outlined as follows.

- Total revenues for the year ended December 31, 2006 was $4,148,875, an increase of $3,244,284 over the same period for 2005. Revenues from the East Corning gas field was $120,888 compared to $470,086 for the same period and the revenues from the Killam North oil field was $4,027,923 compared to $434,504 in 2005. Total expenses for year end, 2006 was $3,078,116 compared with $1,835,756 for 2005.
- The net income for the period was $17,218 compared with net loss of $1,106,104 in 2005.
- Net cash flow from operations increased from a loss of $567,366 in 2005 to a net income of $1,279,800 in 2006.
- Cash and cash equivalents was $6,871,892 compared to $1,661,967 in 2005.
- Total working capital at year-end 2006 was $6,843,881 compared to $1,880,219 at year end 2005. Current working capital as at March 31, 2007 was approximately $6.4 million.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

Suite 1730, 650 West Georgia Street, P.O. Box 11622, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD ENTERS INTO EXCLUSIVE PETROLEUM EXPLORATION PRODUCTION SHARING AGREEMENT FOR THE EXPLORATION OF 13,775 SQ KMS IN ARMENIA

May 23, 2007 – Vangold Resources Ltd. ("Vangold") announces that has entered into an agreement to participate in a Production Sharing Agreement (the "PSA") between the Ministry of Energy of Armenia and Blackstairs Energy plc ("Blackstairs"). Vangold will participate as to a 50% working interest in Blocks 4, 5 and 6 which cover an area of 13,775 sq. km (over 3.4 million acres) in central and southern Armenia. Under the PSA, the term of exploration is five years which may be extended (subject to an agreed work program) by two additional periods, each of two years. The total financial commitment for five years is US$2.4M of which Vangold will expend US$1.2M. The Blocks are governed exclusively by this PSA which was effective as of April 27th 2007. With respect to Block 6, Blackstairs and Vangold have yet to complete the exact terms of Vangold's acquisition as to a half interest partner.

Dal Brynelsen, President and CEO of Vangold states: "I am very pleased with this acquisition on two fronts. These particular concessions encompass half of Armenia and are adjacent to Iran, Azerbaijan and Georgia, all countries with very extensive oil and gas resources. We believe a similar potential exists in southern Armenia. We are very pleased to have aligned ourselves with executive oil and gas experts from Blackstairs who have extensive exploration and development experience in both Armenia and in east Africa. We look forward to working closely with Mr. Sheehan and his crew not only in Armenia but also in Rwanda and Kenya. The addition of the Armenian sedimentary basin brings Vangold's oil and gas concessions in east Africa and Armenia to a total of 45,200 sq kms."

Blackstairs Energy Plc

Blackstairs, a private company based in Dublin, Ireland, will operate the Blocks under the terms of the PSA. An office is being opened in Yerevan, an experienced General Manager, Mr. Tim Papworth, has been appointed, and the recruitment of key technical and commercial staff is underway. Mr. Papworth is a UK-based petroleum exploration consultant with over thirty years of experience in areas including the North Sea, onshore UK, Libya, Egypt, Tunisia, Malaysia, Gabon, Namibia, Georgia and Russia. He has worked intermittently in Armenia since 1994. The Technical Summary included in this news release was authored by Mr. Papworth.

Suite 1730, 650 West Georgia Street, P.O. Box 11622, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

The operation in Armenia will also be supported by other members of the Blackstairs' team of experienced geological, geophysical and petroleum engineering staff including the Managing Director of Blackstairs Mr. Gerard Sheehan, B.Sc., M.Sc., FRAS and Mr. John D. Scott, B.Sc., M.Sc. Mr. Sheehan is a former Exploration Manager and New Ventures Manager for Tullow Oil plc. Throughout his nineteen years with Tullow, Mr. Sheehan worked on a variety of petroleum projects in Africa, the Indian Subcontinent and Eastern and Central Europe. Mr. Sheehan resigned from Tullow in July 2006 to concentrate on the development of Blackstairs. Mr. Sheehan is member of the Society of Exploration Geophysicists, the American Association of Petroleum Geologists and a Fellow of the Royal Astronomical Society.

Mr. Scott is a non-executive director of Blackstairs and is a petroleum engineer with over 35 years experience in the oil sector. His extensive career includes the position of Petroleum Engineering Manager for Tullow Oil plc where he assumed responsibility for all of Tullow's field development projects in the UK, Syria, Pakistan, Bangladesh and across Africa. Mr. Scott was also the Engineering Manager for Ranger Oil from 1986 to 1994. Mr. Scott is a member of the Society of Petroleum Engineers, the Society of Professional Well Log Analysts and an Associate of International Petroleum Negotiators.

As reported by Vangold on March 1, 2007, Tullow had announced that its Kingfisher-1 exploration well in Block 3A in Uganda (50% Tullow : 50% Heritage Oil) was flowing 13,893 bopd in total. This Ugandan discovery is part of the Albertine Graben which may extend into Vangold's White Elephant concession which is 7,208 sq kms in Rwanda, not 2,708 as previously announced by Vangold. Vangold is very pleased that Messrs. Sheehan and Scott will also provide their extensive expertise to the geological evaluation of this area.

Work Program Armenia

Blackstairs and Vangold will undertake a comprehensive technical program. The objective of these programs is to elucidate the petroleum system, high-grade the most prospective areas, and identify prospects which may be considered for additional delineation or drilling.

The projects identified for the initial phase of exploration are:

- Collation and re-assessment of the existing technical database
- Reprocessing of suitable geophysical data, including seismic data
- Satellite Imagery interpretation
- Gravity Surveys
- Geochemical surveys
- Field geological mapping
- Acquisition of at least 170 km. of 2D seismic.

Brief Technical Summary of the SE Armenia Licence Area, Blocks 4, 5 & 6

Armenia lies within the Caucasus orogenic belt situated between the Black and Caspian seas. This orogenic belt was formed as a result of the closure of a number of Tethyan Ocean tracts, since as long ago as the Devonian. The remnants of some of these paleo-oceans are represented in Armenia by up to three narrow, discontinuous belts of ophiolites, which strike approximately north-west to south-east. The outcropping ophiolites range in age from Jurassic to Cretaceous. They do not necessarily represent fully oceanic material, but may instead be parts of the floors of narrow marine basins similar to the present Gulf of Suez. These ophiolite belts serve to divide the country into tectonic zones (see below).


SCHEMATIC - BASIN LOCATION MAP
CENTRAL DEPRESSION
BLOCKS 4, 5 AND 6
OKTEMBERYAN GAS PROSPECTS
EAST OF YEREVAN OIL PROSPECTS

The south-western zone is represented by three basins, the Oktemberyan, Artashat, and Surinaven. They lie along the course of the present day River Araks, which forms the border with Turkey. They are referred to collectively as the Ararat Intermontane Depression. Their sedimentary section is Tertiary in age, which is floored by ophiolites (Cretaceous / Jurassic) or Paleozoic sediments. These basins lie within Transeuro Energy operated Block 2, due west of Block 4, with part of the Surinaven Basin within Block 5. Gas prospects exist within the Oktemberyan Basin.

To the north-east, the section rises onto a regional high composed of Paleozoic metasediments, before dipping again into a large sedimentary basin referred to as the Central Depression. These sediments ranging in age from Devonian to Recent. Folding, wrench faulting, and possibly reverse and thrust faulting, are all recognised structural phenomena within this zone. Near the north-western end of the Central depression lies the Aragats volcano, dormant since Pliocene times.

Further north-east, a major tectonic suture occurs within the Sevan-Shirak zone, and Cretaceous and Jurassic age ophiolites outcrop within it and along the northern margin. The Sevan-Shirak zone itself is represented by Middle Eocene tuffs and associated volcanic vents and intrusives. Finally, in the north of Armenia, the Somkhet Karabakh and Bazum zones contain Middle Jurassic to Cretaceous sediments overlying basement. These are deformed by reverse faulting and thrusting and penetrated by igneous intrusives. The section dips regionally northwards into the oil productive Kura Depression of Georgia and Azerbaijan.

The Central Depression, which covers much the SE Armenia Licence area, has been subdivided into two tectonic zones – the Yerevan –Ordubad zone in the north and the Miskham-Zangezur zone in the south (in Block 6). The former is possibly the more prospective, with most exploration having been carried out in its western part, in the Near Yerevan Depression in Block 2, where oil has been recovered from a borehole east of Yerevan. Similar prospects may exist further east into Block 4; oil shows were seen in the Yeranos borehole just southwest of Lake Sevan.

Based upon gravity data, the Central Depression can be subdivided into at least seven sub-basins, these being, from west to east – Aragats Depression, Fontan Depression (potential oil source area in NE Block 2, extending into Block 5), Near Yerevan Depression, Sevan Depression (in central Block 4), Chatma-Vedi Depression (far west Block 5), Vardenis Syncline (SE of Lake Sevan) and Vayotsdzor Depression (central and south Block 5). The Kapan block (Jurassic and Cretaceous in age) in east Block 6 may also be prospective.

A summary of oil and gas indications for the general area are shown below:

- oil traces found in the Paleocene/Upper Cretaceous of the Azat-1 well (eight kms from western border of Block 4), and one cubic metre of oil recovered (and several hundred metres of oil shows) from Paleocene in Shorakhpur-1P well, eight kms further west;
- oil shows in the Upper Eocene of the Garni-1G well (eight kms from western border of Block 4), and oil found in the Middle Eocene of Shorakhpur-1P;

- medium/light oil was recovered from drilling muds in the Mid-Jurassic of the Akhkaklu-3 borehole, north of Block 4;
- oil seeps seen in the old Yeranos borehole, SE of Lake Sevan (Block 4);
- gas seeps recorded in Lake Sevan and nearby shallow boreholes (Block 4);
- gas shows in the Vedi-1T well in the Cretaceous (western part of Block 5);
- heavy, waxy, asphaltic residual oil found within Triassic coals in the Ghermanis-4 borehole, west of Yeghegnadzor (Block 5);
- the presence of Permian organic rich, mature, oil- and gas-prone calcareous shales and mudstones in the general area (blocks 5, 6);
- bitumen found in the Shahumian borehole and the Coniacian of the Spitakjour River area (Block 6), which may be of Devonian origin, and
- an unsubstantiated report of an oil show in the Meghri area (Block 6).


GEORGIA
AZERBAIJAN
TURKEY
AZERBAIJAN
IRAN
Armenia

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD RELEASES Q1 2007 RESULTS

May 31, 2007 - Vangold Resources Ltd. ("Vangold") published its 2007 first quarter unaudited consolidated financial and operating results on May 30, 2007. Complete financial statements may be reviewed at www.vangold.ca or www.sedar.com.

- Total assets increased from $11,898,944 as at March 31, 2006 to $15,143,787 as at March 31, 2007;
- Total revenue for the first quarter ended March 31, 2007 was $509,722 a decrease of $421,873 over the same period for 2006. The decrease is directly attributable to significantly reduced production from the Killam North Field due to the construction of a gas gathering system and the operator's decision to decrease daily production. Gross revenue from the East Corning Field was $2,320 and from the Killam North Oil Field, $507,402;
- Total expenses for the first quarter ended March 31, 2007, were $665,143 compared to $568,341 for the same period in 2006;
- Net loss for the first quarter ended March 31, 2007 was $218,936 ($0.003) per share compared to a net income of $85,039 ($0.001) for the same period in 2006;
- Cash and cash equivalents as at March 31, 2007 were $5,734,036 compared with $3,972,564 for 2006; and
- Total working capital as at March 31, 2007 was $5,928,462 compared with $4,364,068 for 2006.

Highlights during the quarter included the following:

- Results from drill core assays from the Mt Penck project included 4m at 3.6 g/t gold and 7m at 2.07 g/t gold in hole 26 (See News Release of January 2, 2007).
- A three hole drill program was completed at Mt Nakru (See News Release of January 3, 2007).
- Further results from drill core assays from Mt Penck included 7m at 2.95 g/t gold in hole 33 (See News Release of January 19, 2007).
- Drill program at the Feni Islands project commenced (See News Releases dated January 19, 2007 and February 5, 2007).
- Significant bedrock gold mineralization discovered within a large gold soil anomaly at Yup River (See News Release of February 12, 2007).
- Trench results at Mt. Penck confirms two significant gold mineralized zones at Upper Peni Creek and Kavola South including 3m at 180 g/t gold within 24m at 33.7 g/t gold (See News Release of February 21, 2007).
- Vangold acquired exclusive rights to 7,208 sq km Rwanda oil concession south of Heritage oil discovery in Uganda (See News Release of March 1, 2007).

Subsequent to the first quarter, on April 10, 2007, Vangold announced that the Kenyan government had granted Vangold the first right to negotiate a Production Share Contract on Block 3 with covers over 24,000 sq kms. On April 18, 2007, Vangold announced a proposed business combination by way of reverse takeover between its 51% owned subsidiary, Horn Rare Metals Ltd. and Janina Resources Ltd. Vangold also announced its 2006 Year End financial highlights on May 1, 2007 which include total revenues for 2006 which increased 350% from 2005 and total

assets increased from $8.7M to $15.4M. Finally, on May 23, 2007 Vangold announced that it had entered into a petroleum exploration Production Sharing Agreement for the exploration of 13,775 sq kms in Armenia.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD AND ARAPAHOE INCREASE INTEREST IN MISSISSIPPIAN GAS WELL

JULY 9, 2007, VANCOUVER, BRITISH COLUMBIA - VANGOLD RESOURCES LTD. (TSXV: VAN) ("Vangold") **and ARAPAHOE ENERGY CORPORATION (TSXV: AAO)** ("Arapahoe") jointly announce that effective June 1, 2007 that they have jointly acquired all of the interest of C1 Energy Ltd. (55% working interest) in the C1 et al Sarcee 12-13-23-4W5M suspended potential Mississippian gas well and the surrounding 2,560 gross acres. The acquisition increases Arapahoe's interest from 19.2% to 46.7% and Vangold's interest from 6% to 33.5%. Arapahoe becomes the operator of the Sarcee 12-13 well and surrounding land.

The Sarcee 12-13 well is located on the Tsuu T'ina First Nation (Sarcee Reserve) immediately west of the City of Calgary, Alberta. In 2005, C1 Energy Ltd., the then operator, reported that the Sarcee 12-13 well was drilled to a depth of 3,254 meters subsurface and intermediate casing was set to 3,160 meters subsurface. Immediately below that depth the Sarcee 12-13 well encountered a fully dolomitized 70 meter gross(48 meter net) pay interval with a 5% average porsity in the primary target zone being the Turner Valley formation. The well preflowed in an open hole condition to verify the presence of natural gas.

The Sarcee 12-13 Mississippian test well was suspended in November 2005 when the well encountered completion complications. Arapahoe, Vangold and the other working interest partners will re-complete the Sarcee 12-13 well for commercial gas production in the 4th quarter of 2007. If successful an additional 2 -3 development locations exist on the land. There is existing infrastructure in the immediate area to facilitate the tie-in and production of commercial quantities of natural gas from the wells and lands.

For more information on the news release or on Arapahoe Energy Corporation or on Vangold Resources Ltd. kindly contact the following:

Arapahoe Energy Corporation

Jeff Standen

President and Chief Executive Officer
403-538-8446 office
403-615-5827 cell
403-920-0043 fax
Email: jeff@arapahoe-energy.com
Website: www.arapahoe-energy.com

Vangold Resources Ltd.

Dal Brynelsen

President and Chief Executive Officer
(604) 684-1974 office
(604) 830-4458 cell
Email: brynelsen@vangold.ca
Website: www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

TECHNICAL REPORTS FILED ON ALLEMATA & FERGUSSON PROPERTIES

Vancouver 17th July 2007. New Guinea Gold Corporation (NGG:TSX-V) ("NGG") and Vangold Resources Ltd. (VAN:TSX) ("Vangold") (collectively the "Companies") have previously announced a corporate restructuring whereby, a separate company, Pacific Kanon Gold Corp. ("Kanon"), will acquire all the shares of Kanon Resources Limited ("KRL"), currently owned 50% by NGG and 50% by Vangold. Further details of the restructuring including details of retained equity in and of the financing for, Kanon, are expected to be announced in the near future. The restructuring is effectively an alternate method of financing five of the properties owned by Kanon (the "Properties") rather than issuing further shares in the parent companies.

As a part of the restructuring, NI 43-101 technical reports have been completed on the properties. Reports for the Allemata and Fergusson properties have been on SEDAR (www.sedar.com) and posted to the Companies' websites (www.newguineagold.ca, and www.vangold.ca), with the remaining reports expected to be filed in the near future.

The Technical Reports were jointly prepared by Ralph Stagg, Bsc. MSc. FAusIMM, MIMMM, CE, and Peter Swiridiuk BSc. (Hons), Dip Ed. MAIG, Independent Qualified Persons for the purposes of NI 43-101. In each case, the Independent Qualified Persons recommend exploration programs for the projects and express the opinion that the properties are of sufficient merit to justify the proposed investment in exploration.

"We are pleased to be able to announce concrete progress in the corporate restructuring related to Kanon" said Bob McNeil Chairman and CEO of New Guinea Gold and Dal Brynelsen, President and CEO of Vangold. *"Both Companies look forward to continued progress over the coming weeks."* Concluded the two CEO's.

SUMMARY DESCRIPTION OF PROPERTIES

ALLEMATA PROPERTY (KRL 100%)

The Allemata Property is owned by KRL and will be financed in future separately from the Companies. Allemata EL (1322) covers 24.3km^2 and is located in the Suau Peninsula on the southeast tip of the Papuan mainland in Milne Bay Province. An all weather road connects the tenement area to Gurney International Airport and on towards Alotau. Numerous agricultural and logging tracks provide good access to within a few hundred metres of many of the prospects. Alotau is an important shipping port and most supplies can be sourced there. Gurney International Airport is 15km from the license by sealed road (½ hours drive) and the main administrative centre and port, Alotau is 20km to the north-east (one hour's drive). Alotau is serviced by Coastal Shipping or chartered barge to a wharf. Equipment such as drill rigs can be

P.O. Box 11622, 1730 - 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

transferred by truck on-site then pulled on skids on existing bulldozer tracks. The prospect areas are uninhabited, with minor gardens in the area. Local creeks are used for drinking water.

The property covers the Milne Bay Goldfield, which was proclaimed in 1899, and was a productive area for alluvial gold, producing approximately 14,320 oz to 1926 when mining lapsed. Alluvial platinum was discovered and mined from 1933 for approximately eight years, and produced a total of 6kg (193 oz) of platinum.

Three small-scale mines were brought into production in 1938/39 being the Louise (Ulo Ulo), Jumbo/Juno and Rough Ridge Mines, with total production of approximately 30kg (960oz) of gold. The Rough Ridge Mine appears to have been the most viable, producing 22kg (700oz) of gold from 1,320 tonnes of ore (~17g/t Au).

Mineralisation on the Allemata property is associated with emplacement of intrusives of Oligocene/Miocene age into Cretaceous age sediments (mainly shales). The intrusions have caused argillic and silicic alteration, which is closely associated with the various styles of mineralisation. Skarn mineralisation may also be present as sediments in the area including carbonate units.

At Mt Haluba gold is associated with a series of moderate to steeply dipping structures. Gold mineralisation in the oxidized zone is disseminated in argillically altered minor silica/mangano – carbonate stockworked zones.

At Ulo Ulo the mineralisation is confined to mineralized structures of up to 10m widths of sulphidic veins. Gabbro has been intruded by granodiorite and aplite dykes. The emplacement of the dykes brought heat and accumulated gold and base metal sulphides along the margins of the dyke-gabbro and duke-fine grained volcanics. It is thought that the gold source is both the volcanics and gabbro.

Intrusive rock types observed ranging from syenite through monzonite and gabbro, with breccia, imply a complex intrusive history and fractionation. The rocks are of alkaline type and similar to those associated with gold mineralisation in southeast PNG. Gold and possibly platinum mineralisation in pyritic shear zones and quartz-pyrite veins, indicate the development of mineralized hydrothermal systems. Skarn mineralisation potential is also present as the country rocks are known to include carbonate bearing units.

In 2005 KRL drilled six holes totaling 764.9m. All holes encountered gold intersections, mainly at depths of less than 50m down-hole.

At the Ulo Ulo prospect, several relatively narrow intersections were encountered such as 1.0 m of 17.65g/t gold, 1.55m of 5.87g/t gold, 1.9m of 9.39g/t gold, 0.5m of 6.02g/t gold, 0.1m of 32.2g/t gold, 33g/t silver, 2.35% copper and 0.11% zinc, plus other intersections of up to 7m in width at gold grades of less than 5g/t gold.

At Ulo Ulo, the drilling has defined numerous relatively narrow and wider high grade zones, lower grade gold zones which will require further drill testing to evaluate their economic

potential. The drilling and surface geochemistry shows that anomalous gold occurs over a 2 square kilometer area and much of this area remains to be drill tested.

The controls on mineralisation at Ulo Ulo are not fully understood.

The drilling at Mt Haluba has confirmed significant mineralisation within 60 metres of the surface and within a 100 m by 100 m area, high on the slopes of Mt Haluba. Further trenching and drilling will be required to obtain an estimate of the amount of such mineralisation and this will be carried out after all surface and drill information have been completely evaluated.

FERGUSSON PROPERTY (KRL 100%)

The Fergusson Property is owned by KRL and will in future be financed separately from the companies.

Fergusson Island lies within the D'Entrecasteaux Island Group that is located just to the north of the south- eastern tip of mainland Papua New Guinea, within the Milne Bay Province.

The D'Entrecasteaux Islands consist largely of complexly deformed metamorphic basement which forms mountainous domes, and which are intruded by bodies of granodiorite. The metamorphic basement is surrounded by curved, shallow dipping faults (less than 45° dip). Below these faults, parallel shear zones are developed in the basement. Fault slices of ultramafic and mafic rocks overlie the basement. Where these slices of rock are large (more than a few metres in diameter) they are undeformed, except near their boundaries. Areas of volcanism are spatially associated with faulting.

Previous exploration on Fergusson Island focused on epithermal style gold and silver mineralisation, localised within detachment fault zones ("DFZ") in metamorphic rocks.

The model reflects the presence of multiple, stacked zones of gold mineralisation associated with the DFZ. These stacked horizons formed from the imbricate playing off of blocks of earth which slid down to become lodged upon the in-situ DFZ. This compounding of the DFZ by gravity-slide faults is due to the continual domal uplifting of the young, emerging island group and allows for multiple ore horizons.

In the D'Entrecasteaux Islands, mineralisation related to the dome bounding faults, at gold deposits such as Gameta and Wapolu (not Kanon properties), is not directly related to nearby magmatism, whereas at Kanon's main projects, Igwageta and Unagala, mineralisation is likely to be directly associated with nearby volcanic centers. Consequently, different alteration assemblages and structural controls can be expected in these different mineralisation styles.

Gold mineralisation at Igwageta and Unagala prospects is associated with Pleistocene to Recent volcanism and specific structural zones.

At Igwageta Prospect the basement metamorphics host up to three metre wide, epithermal quartz-carbonate veins. Previous exploration by others (Union Capital), and confirmed in 2006

by Kanon, outlined a 1,500m long by 500m wide zone of anomalous gold from geochemical soil sampling. Examples of Union's trench results, now confirmed by Kanon are:

Line/Trench	Intercept (m)	Au g/t
Trench 7	46	1.00
incl.	8	3.14
Trench 14	84	0.97
incl.	6	7.87
Trench 22	38	3.28
incl.	24	4.86
incl.	6	8.44
incl.	4	12.30

The trenching revealed an epithermal quartz stockwork zone developed within sericite altered, flow banded, volcanic tuff which trends east west over a distance of at least 70m. It is open-ended to both the east and west, is up to 15m to 20m wide and appears to dip to the south at 30-50 degrees. The high-grade intervals obtained from Trenches 14 and 22 are associated with altered volcanics containing vein breccia stringers.

Reverse circulation drilling by Union encountered the following results (hole locations are shown at www.newguineagold.ca).

Hole No	From – to (m)	Best Intercept (m)	Au (g/t)
001	0 - 19	19	0.51
002	2 - 6	4	1.78
002a	2 - 5	3	1.20
003	0 - 44	44	0.70
incl.	0 - 26	26	1.06
005	0 - 13	13	0.27
007	0 - 10	10	8.14
incl.	0 - 3	3	20.82
008	23 - 27	4	0.28
009	0 - 6	6	2.81
incl.	4 - 5	1	11.20
010	0 - 14	14	0.46
010a	0 - 12	12	5.88
incl.	7 - 8	1	64
011	15 - 16	1	1.56
020	0 - 25	25	2.93
incl.	3 - 6	3	19.84
021	5 - 6	1	2.33
023	1 - 9	8	1.02
025a	3 - 13	10	1.12
041	32 - 33	1	1.93
042	0 - 20	20	3.04
incl.	10 - 20	10	5.83
incl.	14 -19	5	10.83

Hole No	From – to (m)	Best Intercept (m)	Au (g/t)
incl.	14 - 15	1	42.18
044	10 - 11	1	1.02
046	8 - 14	6	1.41
incl.	10 - 12	2	3.16
	27 - 30	3	1.30

At the Unagala prospect, 4.5km north of the Igwageta Prospect, Esso in the 1980's intersected 9.55m averaging 4.18g/t gold in UND2. A second mineralised interval in this hole yielded 8m averaging 1.70g/t gold from a depth of 68.0m.

A number of the RC drill holes also intersected gold mineralisation, the best values being UNR4 with 2m at 1.18g/t gold and UNR13 with 2m at 1.11g/t gold.

All drilling results are summarized in the technical report.

Approximately 20 other prospects have been located within the property.

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

On Behalf of the Board of

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

TECHNICAL REPORTS FILED ON BISMARCK & YUP RIVER PROPERTIES

Vancouver 19th July 2007. New Guinea Gold Corporation (NGG:TSX-V) ("NGG") and Vangold Resources Ltd. (VAN:TSX-V) ("Vangold") (collectively the "Companies") announced on the 16th July 2007, that technical reports on two properties owned by Kanon Resources Ltd ("KRL"), Allemata and Fergusson, had been completed and filed on SEDAR. The Companies have today filed on SEDAR technical reports on two further properties, Bismarck and Yup River. It is anticipated that the technical report on the final property, Mt Penck, will be filed within a few days.

The companies have recently announced a corporate restructuring whereby, a separate company, Pacific Kanon Gold Corp. ("Kanon"), will acquire all the shares of Kanon Resources Limited ("KRL"), currently owned 50% by NGG and 50% by Vangold. Further details of the restructuring including details of retained equity in and of the financing for, Kanon, are expected to be announced in the near future. The restructuring is effectively an alternate method of financing five of the properties owned by Kanon (the "Properties") rather than issuing further shares in the parent companies.

As a part of the restructuring, independent NI 43-101 technical reports have been completed on the properties. Reports for the Bismarck and Yup River properties will be filed with this news release on SEDAR (www.sedar.com) and posted to the Companies' websites (www.newguineagold.ca, and www.vangold.ca).

The Technical Reports were jointly prepared by Ralph Stagg, Bsc. MSc. FAusIMM, MIMMM, CE, and Peter Swiridiuk BSc. (Hons), Dip Ed. MAIG, Independent Qualified Persons for the purposes of NI 43-101. In each case, the Independent Qualified Persons recommend exploration programs for the projects and express the opinion that the properties are of sufficient merit to justify the proposed investment in exploration.

Dal Brynelsen, President and CEO of Vangold and Bob McNeil, Chairman and CEO of NGG commented:

"The completion and filing of these reports is a further step in the corporate restructuring related to Kanon. We also anticipate filing the technical report on the key property of Mt Penck in the very near future. We also expect to be able to announce details of the proposed financing which will allow exploration on KRL's properties to be markedly enhanced, thus increasing Kanon's chances of defining a major gold resource in the near future."

P.O. Box 11622, 1730 - 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

SUMMARY DESCRIPTION OF PROPERTIES

BISMARCK PROPERTY (KRL 100%)

The Bismarck Property is owned by Kanon and will be financed in future separately from the Companies. It encompasses several areas of gold and copper mineralisation within a circular geological feature approximately 20 square kilometers in area. This circular geological feature contains three partly explored areas – Tekem, Kunapali and Awale.

The Bismarck (EL 1320) property is located in the north-westerly trending New Guinea Thrust Belt, tectonically unstable zone between the Australian continental block to the south-west and the oceanic characterized by intense faulting and folding, brought on by uplifting; which began in the Pliocene. Uplifting has continued unabated to the present day, keeping pace with the rapid erosion caused by high rainfall and weathering; which gives the current rugged mountainous character of the central highlands of Papua New Guinea, over much of the extent of the Mobile Belt.

The combination of arc parallel and orthogonal regional structures has provided localised dilatant environments for the emplacement of mantle sourced plutons and associated hydrothermal fluids to high levels within the accretionary prisms that form the Fold Belt and Obduction Zone.

Mineralisation on the Bismarck property is associated with emplacement of intrusives into sediments (mainly shales). The intrusions have caused argillic and silicic alteration, which is closely associated with the various styles of mineralisation.
At the Tekem Gold Prospect gold is associated with known intrusives and occurs on the margins of a large 3km diameter magnetic anomaly. Hard trenching at Tekem has yielded significant gold at surface over an area of 600m by 300m. Results included 16m at 10.2g/t gold; 20m at 6.5g/t gold and 20m at 4.7g/t gold (all previously announced). High-grade gold mineralisation at the Semben Gold Prospect is associated with epithermal quartz veining in an altered structure 700m long and visible on aerial photos for 3km. The structure is 4m to 20m wide with an associated moderate north-west dipping hornblende diorite porphyry dyke intruding a sequence of silicified, brecciated and argillized shale. Gold mineralisation is associated with minor quartz limonite veining within the weathered argillically altered intrusives at the Awale Gold Prospect. In the Kunapali area gold mineralisation is associated with silicified, argillically altered, fractured crackle brecciated shale. They are comprised of metamorphosed shales and silty mudstone that have been intruded by medium to coarse-grained feldspar porphyries and hornblende diorite. The Yololam (Mongai) Prospect area comprises of broken and shattered grey, partly weathered and altered shales, intruded in places by felsic-intermediate dykes. The Giwi Prospect has features of typical porphyry copper deposits. At least five intrusives and intrusive breccias into hornsfelsed sediments occur.

Recent exploration was oriented towards re-assessment of all previous exploration data – which includes extensive aeromagnetic coverage prior to the restructuring. Several further possible drill targets in addition to those at Tekem and Awali were identified and will be followed up later in 2007, after the financing.

YUP RIVER GOLD PROPERTY (KRL 100%)

The Yup River property is close to the western border of Papua New Guinea in West Sepik Province, 100 km south of Vanimo. It is owned by Kanon and will in future be financed through separately from the Companies.

The Yup River property is located within the Amanab "goldfield" which has been mined on a small scale by local miners intermittently for 60 years. Alluvial gold occurrences are known over a large area shedding from metamorphic and intrusive basement rocks. Historical results from work carried out by previous explorers have defined three large target areas of alluvial gold concentration. These are Yumoro-Akraminag where Carpenter Pacific Resources NL reported gold shedding from a 6km long ridge and stream sediment gold values of up to 77.5g/t gold; Yup River where stream sediment and soil sampling has defined several gold anomalies distributed over a 15km long zone with historical stream sediment values of up to 106g/t gold; and Merewe-Biaka, which includes Dauri Prospect, where gold anomalous areas are distributed over a 7km long zone. All three areas are located within EL 1329. Stream sediment gold values reflect gold concentrations in creek sediments and are not indicative of potential bedrock grades. In most cases the stream sediment anomalies have not yet been followed up to locate their bedrock source. Banka drilling has previously been carried out at Amanab to test alluvial gold concentrations but no drilling to test bedrock gold mineralisation has been undertaken.

In 2006 Rock chip and soil sampling located a 5 meter wide zone of bedrock mineralisation grading 2.47g/t gold within a large gold soil anomaly at Dauri Prospect.

The 5m wide rock chip anomaly is derived from a single 5m composite chip sample and represents the first significant bedrock gold mineralisation discovered in the Yup River tenement. The enclosing gold soil anomaly has rough dimensions of 1,200m by 300-450m and is open to the northeast. Nearby subordinate soil anomalies are present adjacent to the main anomaly that together define a large gold anomalous area that contains at least four targets for follow up pitting, trenching and drilling. Soil samples were collected by hand augering to depths of 0.5m to 1.0m at 25m spacing along lines spaced 100m apart.

The soil values are rather erratic reflecting the coarse, crystalline nature of the gold at Yup River. Several plus 1.0g/t gold values in soil are present up to a peak of 6.46g/t gold. The bedrock mineralized zone is hosted by strongly sericitised, quartz-sulphide veined, phyllite and schist of the Ambunti Metamorphics, Similar altered rocks are exposed intermittently over a wide area within the gold anomalous zone. The geology and style of alteration and veining at Dauri has some similarities to the high-grade vein gold deposit at Kainantu in the Eastern Highlands Province of PNG. Alluvial and eluvial gold concentrations are also present over a wide area and are being worked by local miners at numerous locations at Dauri Prospect.

Work will recommence later in 2007 after the proposed financing is complete.

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

TECHNICAL REPORT FILED ON MT PENCK PROPERTY

Vancouver 23rd July 2007. New Guinea Gold Corporation (NGG:TSX-V) ("NGG") and Vangold Resources Ltd. (Van: TSX – V) ("Vangold") (collectively the "Companies") have recently filed on SEDAR, technical reports on four properties owned by Kanon Resources Ltd ("KRL"). KRL is currently owned 50% NGG and 50% Vangold.

The Companies have today filed on SEDAR a final KRL technical report on key gold property, Mt Penck. Up to date technical reports have now been filed on five KRL properties and posted to Company websites (www.newguineagold.ca and www.vangold.ca).

The companies have recently announced a corporate restructuring whereby, a separate company, Pacific Kanon Gold Corp. ("Kanon"), will acquire all the shares of Kanon Resources Limited ("KRL"), from NGG and Vangold. Further details of the restructuring including details of retained equity in and of the financing for, Kanon, are expected to be announced in the near future. The restructuring is effectively an alternate method of financing five of the properties owned by Kanon (the "Properties") rather than issuing further shares in the parent companies.

Bob McNeil, Chairman and CEO of NGG and Dal Byrnelsen, President and CEO of Vangold commented: *"The Mt Penck property is the key property at present in the KRL and ultimately the Kanon portfolios and a major exploration program to define a NI 43-101 resource will re-commence as soon as financing arrangements are completed. We would also like to remind shareholders that very high grade gold results were recently announced in a hand dug trench in a previously relatively unexplored part of Mt Penck property. This trench, which is partly along strike of the mineralised zone returned 24m at 34g/t gold including a 3m interval which averaged 180g/t gold. Mt Penck is a very exciting property".*

The Technical Reports were jointly prepared by Ralph Stagg, BSc. MSc. FAusIMM, MIMMM, CE, and Peter Swiridiuk BSc. (Hons), Dip Ed. MAIG, Independent Qualified Persons for the purposes of NI 43-101. The Independent Qualified Persons recommend exploration programs for the project and express the opinion that the properties are of sufficient merit to justify the proposed investment in exploration.

SUMARY DESCRIPTION OF THE PROPERTY

Mt Penck Gold Project (KRL 80%, NGG 20%)

The Mt Penck property is in West New Britain Province, Papua New Guinea. It is relatively accessible being situated within a few kilometers of the north coast of New Britain. The property is owned 20% by New Guinea Gold and 80% by KRL.

The project is summarized below:

- Epithermal gold system within an eroded stratovolcano
- Drilling with the objective to define a resource will recommence later in 2007.
- Several zones of mineralisation defined, all open in most directions.
- Drill intercepts in 2005 of 72m of 1.79g/t gold, 14m of 2.82g/t gold, 2m of 36.7g/t gold, 6m of 3.67g/t gold.
- Bulldozer trench intercepts in 2004/05 of: 18m of 3.7g/t gold, 8m of 7.72g/t gold, 18m of 1.72g/t gold, 3m of 16.32g/t gold, and 13m of 2.65g/t gold.
- Large areas of geochemical anomalous gold in soils define additional prospects.
- Recent hand dug trench of 24m at 34g/t gold.

The Mt Penck Property is the principle property of KRL and Kanon and after the proposed financing, exploration will be considerably enhanced.

The Mt Penck hydrothermal system is located within the eroded, dissected edifice of a Plio-Pleistocene strata-volcano (Mt Penck volcano), which is defined by an irregular magnetic high with approximate dimensions of 5.0km by 3.8km, elongated north-west, south-east. The area is transected by west, northwest trending, possibly deep-seated, structures of the Kulu-Fulleborn Trend. Less prominent northwest trending structures are also present. The tenement area is underlain by a volcanic sequence consisting of andesitic to dacitic pyroclastics and lavas and epiclastic sediments. Minor calcareous mudstone is also present. The eroded spines of Mt Penck and Mt Karouk represent high-level hypabyssal intrusives of the central vent association.

Mineralisation on the Mt Penck Property is associated with the emplacement of a presumed Plio-Pleistocene intrusive(s) into sub-volcanic levels of the Mt Penck volcano. A combination of both structure and contrasting host rock permeability appear to have controlled fluid flow in the carapace of the intrusive. Units of hornblende porphyry lava have, in response to strain, brittle-fractured forming an open stockwork receptive to haematite-quartz-gold mineralisation. By contrast, epiclastic rocks have behaved in a ductile manner, absorbing strain with little or no development of brittle fracturing. Such rocks, with their inherent primary porosity, have absorbed fluids and they commonly host pervasive argillic (illite-smectite-pyrite) alteration. With few loci for mineral deposition, epiclastic rocks are host to only weak, low grade (generally <0.5g/t gold mineralisation.

Several gold prospects are known within an area of approximately 1.5km x 0.9km, including Kavola East-Uit Creek, Central Zone, Koibua, Peni Creek, Peni Creek South and Kavola South. The prospects are located within or peripheral to a central zone of intense phyllic alteration that is coincident with clearly defined geophysical anomalies comprising a reduced-to-the-pole aeromagnetic low and potassium radiometric high. Argillic alteration outside the main central zone is confined to linear zones that appear to be variously controlled by either north, northeast or northwest structures.

A special study analyzing soil samples indicated the presence of white mica (mostly illite), halloysite/kaolinite, chlorite, pyrophyllite, nontronite, montmorillonite and goethite. The spectral data clearly show distinct alteration zones and confirmed the field mapped central Kavola phyllic zone. Phyllic zones are characterized by the development of white mica. Goethite also appears to map out the approximate extent of the alteration zoning being strongly developed in association with phyllic alteration, which also occurs in the southeast of the soil grid. The occurrence of pyrophyllite is proximal to the Lumui fault zone, suggesting that the fault may be a pathway for higher temperature acidic fluids.

Sphalerite, galena and vuggy silica is locally present at Mt Penck and may indicate a porphyry-related epithermal style of mineralisation located in closer proximity to the main heat source. A mesothermal vein system would be consistent with a possible nearly underlying intrusive porphyry.

28 diamond core holes were completed during 2006 and early 2007, which defined widespread 2g/t to 3g/t gold mineralisation at the Kavola East prospect. All results have been released in Press Releases and some of the better results were: 7m at 2.3g/t gold, 13m at 2.1g/t gold, 2m at 19.1g/t gold, 7m at 2.07g/t gold, 2m at 19.1g/t gold, 7m at 2.07g/t gold, 7m at 2.95g/t gold, 4m at 5.71g/t gold. Hole MPD22, to the west of Kavola East, intersected high grade zinc and lead (2m at 2.1g/t gold, 43g/t silver, 7.4% zinc and 4.3% lead; and 4m at 7.5g/t gold, 41g/t silver; 1.6% zinc and 0.3% lead).

Two prospects were recently up-graded by hand trenching (see Press Release dated 21 February, 2007).

At upper Peni Creek separate trench intersections above 0.5g/t cut off were:

- **24m at 33.7g/t gold including 3m at 180g/t gold**
- 12m at 4.07g/t gold
- 33m at 1.73g/t gold
- 18m at 1.82g/t gold

At Kavola South separate trench intersections above 0.5g/t cutoff were:

- 30m at 4.42g/t gold
- 48m at 4.01g/t gold
- 24m at 2.82g/t gold
- 12m at 1.49g/t gold

The nearest drill hole to the Kavola South Zone is MPD038 located 160m to the east.

With the conclusion of the financing for Kanon, exploration will be enhanced with the continuous operations of two diamond core drill rigs.

The technical data in this release was prepared by or under the supervision of Robert D. McNeil, CEO of New Guinea Gold Corporation. Mr McNeil has an MSc in Geology, 44 years mining industry experience, is a Fellow of the Australian Institute of Mining and Metallurgy, and meets the requirements of NI 43-101 for a qualified person.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

JANINA RESOURCES CLOSES PRIVATE PLACEMENT OF CDN $10,055,000

Vancouver, British Columbia – July 26, 2007: Vangold Resources Ltd,. ("Vangold") (TSX V: VAN) is pleased to announce that Janina Resources Limited (TSX-V:JAN) ("Janina" or the "Company") has today issued a news release stating that further to its news release dated June 4, 2007, it has closed a private placement of 20,110,000 subscription receipts (the "Subscription Receipts") of 0792380 B.C. Ltd. ("Newco"), its wholly-owned subsidiary, at an issue price of CDN $0.50 for total gross proceeds of CDN $10,055,000 (the "Offering") which included the sale of 2,000,000 Subscription Receipts by Bolder Investment Partners, Ltd. ("Bolder") pursuant to an agency agreement among Bolder, Newco and Janina, for gross proceeds of CDN $1,000,000. The Offering was made in connection with the Company's proposed business combination (the "Proposed Transaction") by way of amalgamation of Newco and Horn Rare Metals Ltd. ("Horn") as previously announced.

Horn is a British Columbia incorporated private company. Its shares are held by Vangold as to 51% and by Firebird Global Master Fund Ltd. ("Firebird") as to 49%. Firebird is affiliated with New York based Firebird Management LLC, which manages over US$2 billion in seven funds, with a particular focus on the former Soviet Union and other emerging markets.

The Proposed Transaction will be completed upon the issuance by the Registrar of Corporations pursuant to the Business Corporations Act (British Columbia) of a certificate of amalgamation and upon satisfaction of the terms and conditions of a subscription receipt agreement made among the Company, Newco, Bolder and Pacific Corporate Trust Company. (the "Escrow Release Conditions")

The total gross proceeds of the Offering, being CDN $10,055,000, were deposited in escrow (the "Escrowed Funds") in an interest bearing account pending satisfaction of the Escrow Release Conditions.

Immediately prior to the completion of the Proposed Transaction, each one Subscription Receipt will automatically convert into one unit of Newco (a "Unit"). Each Unit will be comprised of one common share of Newco (a "Newco Share") and one half common share purchase warrant of Newco (a "Newco Warrant") having an exercise price of CDN $0.75 with a term of 24 months from the date of issue. Immediately thereafter, as part of the Proposed Transaction, each one Newco Share will be automatically exchanged for one common share of Janina and each whole Newco Warrant will be exchanged for one share purchase warrant of Janina, entitling the holder to acquire one further common share of Janina at a price of CDN $0.75 for a period of 24 months.

If the Escrow Release Conditions are not satisfied by October 1, 2007, the Escrowed Funds together with interest thereof will be returned to the holders of Subscription Receipts and the Subscription Receipts will be cancelled. As well, upon completion of the Proposed Transaction the net proceeds of the Offering will be released to Newco and Bolder will be paid a cash

commission of $80,000 and will receive broker warrants to acquire up to 160,000 common shares of Janina at a price of $0.50 for 12 months from the date of issue.

The Subscription Receipts are subject to a hold period that expires four months and a day after the later of (i) July 24, 2007, and (ii) the date that Newco becomes a reporting issuer in a province or territory of Canada.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

Completion of the Proposed Transaction is subject to a number of conditions, including TSX Venture Exchange acceptance and disinterested shareholder approval. The Proposed Transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the Proposed Transaction will be completed as proposed or at all. Investors are cautioned that, except as disclosed in the filing statement to be prepared in connection with the Proposed Transaction, any information released or received with respect to the RTO may not be accurate or complete and should not be relied upon. Trading in the securities of Janina Resources Limited should be considered highly speculative. The TSX Venture Exchange has in no way passed upon the merits of the Proposed Transaction and has neither approved nor disapproved the contents of this press release.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Vangold's expectations. Certain risk factors may also affect the actual results achieved by Vangold.

VANGOLD RESOURCES LTD.

Consolidated Financial Statements

(Unaudited, Prepared by Management)

June 30, 2007 and 2006

VANGOLD RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
Unaudited- prepared by management

		June 30 2007	December 31, 2006
ASSETS			
CURRENT			
Cash and cash equivalents		$4,869,561	$6,871,892
Accounts receivable		427,140	281,750
Prepaid expenses		17,494	25,814
		5,314,195	7,183,883
OIL & GAS PROPERTIES	(Note – 3)	4,507,662	4,098,368
MINERAL PROPERTIES	(Note - 4)	3,063,221	2,225,015
PROPERTY & EQUIPMENT		61,102	63,762
INVESTMENT	(Note – 5)	2,122,542	1,894,667
		$15,068,722	**$15,461,268**
LIABILITIES			
CURRENT			
Accounts payable and accrued liabilities		$250,199	$335,575
ASSET RETIREMENT OBLIGATIONS		76,310	73,744
NON_CONTROLLING INTEREST	(Note-2)	586,280	586,280
SHAREHOLDERS' EQUITY			
SHARE CAPITAL	(Note - 7)	27,568,371	27,527,993
CONTRIBUTED SURPLUS		1,358,104	1,207,201
DEFICIT		(14,770,542)	(14,269,525)
		14,155,933	14,465,669
		$15,068,722	**$15,461,268**

Approved on Behalf of the Board

Director: Dal S. Brynelsen

Director: H. Martyn Fowlds

(The accompanying notes are an integral part of these consolidated financial statements)

VANGOLD RESOURCES LTD.
CONSOLIDATED STATEMENTS OF INCOME (LOSS AND DEFICIT)
Unaudited- prepared by management

	Three months Ended June 30,2007	Six Months Ended June 30,2007	Three Months Ended June 30,2006	Six Months, Ended June 30, 2006
REVENUE				
Petroleum revenue	$685,477	$1,195,199	$1,375,412	$2,307,007
Royalties	(164,329)	(286,260)	(417,955)	(713,339)
	521,148	908,939	957,457	1,593,668
Interest earned	52,895	111,311	20,794	37,963
	574,043	1,020,250	978,251	1,631,631
EXPENSES				
Operating	158,785	256,613	83,580	158,476
General and Administrative	479,856	848,560	393,866	728,178
Stock-based Compensation	79,453	165,000	74,587	148,030
Depletion and Depreciation	138,030	251,094	108,802	194,492
	856,124	1,521,267	660,835	1,229,176
NET INCOME (LOSS) FOR THE PERIOD	(282,081)	(501,017)	317,416	402,455
DEFICIT, BEGINNING OF PERIOD	(14,488,461)	(14,269,525)	(14,201,704)	(14,286,743)
DEFICIT, END OF PERIOD	($14,770,542)	($14,770,542)	($13,884,228)	($13,884,288)
INCOME (LOSS)PER SHARE				
Basic and Diluted		($0.001)		$0.006
WEIGHTED AVERAGE NUMBER OF SHARES				
OUTSTANDING - basic		76,075,000		67,532,336
- diluted		78,954,270		69,756,331

(The accompanying notes are an integral part of these consolidated financial statements)

VANGOLD RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

CASH FLOWS PROVIDED BY (USED FOR)	Three Months Ended June30,2007	Six Months Ended June 30,2007	Three Months Ended June 30,2006	Six Months Ended June 30, 2006
OPERATING ACTIVITIES				
Net Income(loss) for the period	($282,081)	($501,017)	$317,416	$402,455
Adjust for items not involving cash:				
Depletion & depreciation	138,030	251,094	108,802	194,492
Stock-based compensation	79,453	165,000	73,587	148,030
	(64,598)	**(84,923)**	**499,804**	**744,977**
NET CHANGES IN NON-CASH WORKING CAPITAL ITEMS				
Accounts receivable	(91,794)	(145,390)	(213,290)	(243,556)
Prepaid expenses	(8,441)	8,320	(7,730)	(2,733)
Accounts payable	100,226	(83,376)	28,573	(187,055)
Due to related parties	--	--	--	(2,732)
	(9)	(220,446)	(192,447)	(436,076)
INVESTING ACTIVITIES				
Oil & gas properties	304,167	(648,849)	(554,806)	(1,195,960)
Mineral properties exploration	457,594	(839,206)	(58,181)	(127,734)
Purchase of Property & equipment	5,444	(8,369)	(1,690)	(12,198)
Investment	60,000	(227,875)	(200,001)	(350,001)
	(827,205)	**(1,724,299)**	**(507,321)**	**(1,685,893)**
FINANCING ACTIVITIES				
Proceeds from issue of share capital	27,337	27,337	92,885	3,273,153
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(864,475)	(2,002,331)	(414,436)	1,896,161
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	5,734,036	6,871,892	3,972,128	1,661,967
CASH AND CASH EQUIVALENTS, END OF PERIOD	$4,869,561	$4,869,561	$3,558,128	$3,558,128
CASH AND CASH EQUIVALENTS				
Cash in Bank		$308,989		$197,262
Short Term Investments		4,560,572		3,360,866
		$4,869,561		**$3,558,128**
SUPPLEMENTARY CASH FLOW INFORMATION				
Income taxes paid		--		
Interest paid		--		

(The accompanying notes are an integral part of these consolidated financial statements)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of acquisition and exploration of mineral and oil and gas properties. The Company currently holds mineral property interests located in Canada, the United States, Uganda, Brazil and Papua New Guinea, and oil and gas interests located in Canada , United States, Kenya and Rwanda.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a consolidated basis and include the accounts of the Company and its wholly owned subsidiaries, Corning Energy, Inc. (a Nevada corporation), 686614 BC Ltd. and Horn Rare Metals Ltd. (British Columbia corporations). All significant intercompany balances and transactions have been eliminated.

Estimates, assumptions and measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The amounts recorded for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Foreign currency translation

The consolidated financial statements are presented in Canadian dollars. The Company and its subsidiaries are considered to be integrated operations and the accounts are translated using the temporal method. Under this method, foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at their market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange during the year, except for depletion and depreciation, which are translated at the same rates of exchange as the related assets. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

Cash and cash equivalents

Cash equivalents consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when acquired. As at June 30, 2007 there was $4,560,572 cash equivalents (2006 - $3,360,866).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments

The fair values of cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued liabilities, and due to related parties were estimated to approximate their carrying values due to the immediate or short term maturity of these financial instruments. The Company operates in Canada, United States, Uganda, Brazil ,Papua, New Guinea, Kenya, Rwanda and Armenia giving rise to significant exposure to market risks from changes in interest rates and foreign exchange rates. The financial risk is the risk to the Company's earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. Management does not believe the Company is exposed to significant credit or interest rate risks.

Property and equipment

Property and equipment are recorded at cost and are depreciated on the declining balance basis at the following rates: Computer hardware - 30% per annum; Office furniture - 20% per annum; Mining equipment - 20% per annum. The Company recognized depreciation of $8,905 (2006- $6,870) for the period ended June 30, 2007

Oil and gas properties

The Company follows the full cost method of accounting for oil and gas properties. Under this method, all costs associated with the acquisition of, exploration for and the development of petroleum and natural gas reserves are capitalized, recognizing one cost centre per country. The Company's oil and gas interests are held in two cost centres: Canada and the United States. Such costs include land acquisition costs, geological and geophysical expenses, costs of drilling both productive and non-productive wells and related overhead charges. Such costs do not necessarily reflect present values. Proceeds from the sale of oil and gas properties reduce capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion.

Costs directly associated with the acquiring and evaluating of unproved properties are initially excluded from the costs subject to depletion. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to the costs subject to depletion. The costs related to a cost centre from which there is production is depleted on the unit of production method based on estimated proven reserves. In applying the full cost method, the Company calculates a ceiling test which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proven oil and gas reserves, based on period end prices. If the net carrying cost of the oil and gas properties exceeds the ultimate recoverable amount, the cost centre is written down to its fair value using the expected present value approach. This approach incorporates risks and uncertainties in the expected future cash flows, which are discounted using a risk free rate. Substantially all oil and gas activities are conducted jointly with others and accordingly the accounts reflect only the Company's proportionate interest in such activities.

Mineral properties

The Company capitalizes the acquisition costs of mineral properties and related exploration and development costs. The amounts shown for mineral properties represent costs incurred to date, less write-downs, and do not necessarily reflect present or future values. These costs will be amortized over the estimated productive lives of the properties upon commencement of commercial production using the unit-of-production method. Costs relating to mineral properties that are sold or abandoned are written off when such events occur or are written down to a nominal amount when management decides not to commit any further exploration or development of the property. Interests acquired under option agreements, whereby option payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from options granted are applied to the cost of the related property and any excess is included in earnings for the year. Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived assets

The Company follows the recommendations of CICA Handbook Section 3063, "*Impairment of Long-Lived Assets*". Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. The Company conducts its impairment test on long-lived assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment is recognized when the carrying amount of an asset to be held and used exceeds the undiscounted future net cash flows expected from its use and disposal. If there is an impairment, the impairment amount is measured as the amount by which the carrying amount of the asset exceeds its fair value, calculated using discounted cash flows when quoted market prices are not available.

Asset Retirement Obligation

The Company follows the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3110 "*Asset Retirement Obligations*". This section requires the recognition of the fair value of the obligation associated with the retirement of tangible long-lived assets be recorded in the period in which the liability is incurred, with a corresponding increase in the carrying value of the related asset. The liability is accreted over time for changes in the fair value of the liability through changes to accretion expenses. The costs capitalized to the related assets are depleted to earnings in a manner consistent with the underlying asset.

	Three Months Ended June30,2007	Six Months Ended June 30,2007
Beginning asset retirement obligations	$73,744	26.532
Liabilities incurred	-	42,200
Deletions related to property disposals	-	-
Accretion	2,566	2,761
Total asset retirement obligations	$76,310	$71,493

Non-Controlling Interest

The non-controlling interest in Horn Rare Metals Ltd's assets and liabilities are reflected in terms of carrying values recorded in the accounts of Horn Rare Metals Ltd.

Investments

The Company accounts for its investment in Kanon Resources Ltd. on the equity basis. Declines in market value are expensed when such declines are considered to be other than temporary.

Income per share

The income per share figures is calculated using the weighted average number of shares outstanding during the respective fiscal periods. Diluted loss per share is calculated using the Treasury Stock method which, for outstanding stock options and warrants, assumes that the proceeds to be received on the exercise of the stock options and warrants are applied to repurchase common shares at the average market price for the period, for purposes of determining the weighted average number of shares outstanding. Basic and diluted loss per share are the same as the inclusion of common share equivalents would be anti-dilutive.

Stock-based compensation plan

The Company grants stock options under a fixed stock option plan in accordance with the TSX Venture Exchange policies (Note 9). Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. Previously only share purchase options granted to non-employees followed this method and options granted to directors, officers and employees were not expensed. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of the grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Income taxes are accounted for by the liability method of income tax allocation. Under this method, the income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at carrying values. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization. The Corporation establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future tax assets will not be realized. The Company has not recognized the income tax benefit of losses carried forward as they have been fully offset by a valuation allowance.

The Company has non-capital loss carry forward of approximately $2,200,000 that will expire on or before 2016. The Company has capital losses of $64,000 to be applied against future capital gains and resource deductions of $10,696,000 which can be carried forward indefinitely.

NOTE 3- OIL & GAS PROPERTIES

	June 30, 2007	December 31, 2006
Killam North Oil Property, Alberta		
Drilling and completion costs	$2,710,671	$ 2,395,785
Other costs	146,282	146,279
	2,856,953	2,542,064
Less depletion and amortization	(1,031,036)	(792,279)
	1,825,917	1,749,785
Deep Basin Strachan Area ,Alberta		
Prospect Fee	50,000	50,000
Test Gas Well Strachan Area ,Alberta		
Drilling and completion costs	543,263	542,423
Strachan Area, Land Lease, Alberta		
Lease costs	21,110	21,110
Sarcee Gas Property , Alberta		
Drilling and completion costs	1,000,692	888,122
Strachan Field Gas Property, Alberta		
Drilling and completion costs	573,947	505,905
Ferrier , Alberta		
Lease costs	90,084	89,677
Total Canada	**4,105,013**	**3,847,022**
Africa		
Kenya , Oil Concession application, consulting	17,221	5,644
Rwanda, Feasibilty and preliminary costs	23,740	-
Total Africa	**40,961**	**5,644**
Armenia, Preliminary start up costs, consulting	36,682	3,461
United States		
East Corning Property, California		
Carrying Costs	771,733	692,442
Less depletion and amortization	(690,029)	(690,042)
	81,704	2,400
Henry Dome Gas Property, Texas		
Drilling and completion costs	243,302	243,302
Total costs, United States	**325,006**	**245,702**
Total	**$4,507,662**	**$4,098,368**

(The accompanying notes are an integral part of these consolidated financial statements)

NOTE 3 - OIL & GAS PROPERTIES (continued)

Canada

Alberta Canada

The Company entered into a Farmout Agreement, as amended, in 2004, with the Alberta-based oil & gas company, Culane Energy Corp. to participate in drilling and casing a test well located in the Killam Area, Alberta. The Company earned a 26.25% working interest in the project by contributing 52.5% of the costs associated with the first oil well. The Company will earn a 26.25% interest in subsequent wells by contributing 26.25% of the costs. A finders fee of 114,522 shares was paid in connection with this project.

The Company entered into Farmout Agreement in 2004 with an Alberta based oil & gas company,. to participate in drilling a high impact natural gas well located in the Deep Basin of the Alberta Foothills. The Company will earn a 21% interest in the test well after paying 35% of the cost. A $50,000 non-refundable prospect fee was paid on execution of the agreement and a further non-refundable equalization fee of $335,000 is payable upon evidence of licensing of the test well. A yet to be negotiated finders fee is payable in connection with this project.

The Company entered into a Participation Agreement dated June 9, 2005, with Arapahoe Energy Corporation, to drill a test well on the Sarcee Indian Reserve, west of the city of Calgary, Alberta. The Company will pay 10% of actual costs to earn a 6% interest. On June 1, 2007 the Company acquired an additional 27.5% interest.

The Company entered into a Farm-in Agreement, dated June 13, 2005, with Highview Resources Ltd. to drill a test well in the Strachan Field near Rocky Mountain House, Alberta. The Company will pay 9.77% of costs to earn a 9.166% interest.

The Company entered into an agreement dated November 2, 2005 to participate in the acquisition of P & NG Lease in the Ferrier Area of Alberta. The Company paid $89,522 for a 17% interest in the lease.

The Company entered into a participation agreement in June 2006 with an Alberta based oil & gas company, to participate in the drilling, completing and equipping of a test well in the Deep Basin, Strachan, Alberta Foothill. The Company earned a 12% working interest in the test well at a cost of $543,263 for drilling and completion.

The Company entered into an agreement in September 2006 to participate in the acquisition of an Alberta P&NG lease. The Company paid $ 21,110 for a 15.75% interest in the lease.

United States

California, USA

The Company entered into an agreement dated April 15, 2002, with Olympic Resources (Arizona) Ltd. ("Olympic") to participate in the drilling and casing of test wells located in Tehama County, California known as the East Corning Property. The Company through its wholly owned subsidiary Corning Energy Inc., have working interests ranging from 3.75% to 11.75% in a multiple well drill program.

Texas, USA

The Company entered into a Participation Agreement through its wholly owned subsidiary, Corning Energy Inc. with PB Energy USA, Inc. dated February 1, 2005, to earn a 7.5% interest in the Henry Dome Gas Prospect, located three miles northwest of Tilden,

Africa

Kenya

The Company paid $11,641 for an oil concession application and consulting and other costs of $ 5,580

Rwanda

The Company incurred cost of $23,740 for a preliminary feasibility study in the White Elephant concession.

Armenia

The Company incurred start up costs of $36,682 related to its Production Sharing Agreement covering 13,775 sq kms in central and south Armenia.

NOTE 4 – MINERAL PROPERTIES

	June 30, 2007						December 31, 2006					
	Rossland Property	Gallagher Property	Feni Island Property	Uganda	Brasil	Total	Rossland Property	Gallagher Property	Feni Island Property	Uganda	Brasil	Total
ACQUISITION COSTS												
Balance, beginning of period	$54,651	$9,028	$252,000	182,573	22,520	$520,772	$54,651	$9,028	$252,000	$ 73,343	-	$389,022
Incurred, during \period	-	-	-	32,000	296,046	328,046	-	-	-	109,230	23,107	131,750
Balance, end of period		**9,028**	**252,000**	**214,573**	**318,566**	**848,818**	**54,651**	**9,028**	**252,000**	**182,573**	**23,107**	**520,772**
EXPLORATION EXPENDITURES												
Aircraft charters	-	-	-	-	-	-	-	-	3,484	-	-	3,484
Assays	-	-	-	-	-	-	-	-	-	-	-	-
Drilling	-	-	56,973	24,679	-	81,652	-	-	-	-	-	-
Equipment rental	-	-	-		-	-	-	-	-	-	-	-
Field costs	-	-	139,204	5,040	-	144,244	-	-	5,475	-	-	5,475
Field wages	-	-	14,905	-	-	14,905	-	-	19,267	11,150	-	30,417
Food, travel & lodging	-	-	9,268	7,345	3,976	20,589	-	-	7,876	105,948	9,312	120,040
Geological consulting	-	9,326	35,119	78,468	-	122,913	-	3,945	20,963	34,206	-	59,114
Geophysics	-	-	-	-	-	-	-	-	-	-	-	-
Professional fees	-	-	-	15,000	68,304	83,304	-	-	-	60,000	25,262	84,174
Operators fees	-	-	10,880	-	-	10,880	-	-	6,018	-	-	6,018
Staking & other costs	531	-	21,448	6,606	3,675	32,260	1,205	-	845	23,865	-	25,916
Tenement costs	-	-	-				-		2,120	25,909	-	28,029
	531	9,326	287,797	137,138	75,955	510,747	1,205	3,945	66,048	261,078	34,574	362,666
Balance, beginning of period	87,590	15,414	1,238,298	327,780	34,574	1,703,656	86,385	11,649	1,172,250	66,702	-	1,336,806
Balance, end of period	**88,121**	**24,740**	**1,526,095**	**464,918**	**110,529**	**2,214,403**	**87,590**	**15,414**	**1,238,298**	**327,780**	**34,574**	**1,703,656**
TOTAL	**$142,772**	**33,768**	**1,778,095**	**$679,491**	**$429,095**	**$3,063,221**	**$142,241**	**$24,442**	**$1,490,298**	**$510,353**	**$ 57,681**	**$2,225,015**

(The accompanying notes are an integral part of these consolidated financial statements)

NOTE 4 - MINERAL PROPERTIES (continued)

North Belt Property, Rossland, British Columbia

The Company has a 100% interest in 8 mineral claims, of which 5 are subject to a 2% NSR royalty and 2 are subject to a 4% NSR royalty, and a 50% interest in 11 mineral claims subject to a 4% NSR royalty. The Company also owns 38 acres of real property.

By agreement dated February 24, 2003, the Company acquired all rights, title and interest in and to certain Crown Granted Mineral claims and surface rights included in the North Belt Property. As consideration, the Company issued 100,000 common shares at $0.21 per share. The Company also agreed to a 5% NSR on future production.

The Company completed a mineral property agreement with Teck Cominco Metals Ltd. for the purchase of a 100% interest, subject to a 2% NSR, in 9 Crown Granted Mineral claims at Rossland B.C. The Company issued 50,000 common shares at $0.21 per share.

During the year ended December 31, 2004, the Company staked a group of claims in the Trail Mining Division, British Columbia, known as the Gertrude claims. A third party opposed the staking, and the Company utilized all mandated appeal processes to retain the claims, but was unsuccessful. Accordingly, the legal costs associated with the Gertrude claims of $12,072 have been included with exploration expenditures.

By agreement dated September 15, 2004, between Teck Cominco Metals Ltd., Landore Resources Inc., and the Company, the Company acquired a 100% interest in 3 Crown Granted Mineral claims located at Rossland B.C. As consideration, the Company issued 20,000 common shares at $0.30 per share. The claims are subject to a 2% NSR royalty.

South Belt Property, Rossland, British Columbia

The Company has a 100% interest, subject to a 2% NSR royalty, in 66 mineral claims.

The Company entered into an Option and Joint Venture Letter Agreement with a private company (the "Optionee") that has a director in common with the Company to facilitate the exploration of the South Belt Property. Under the terms of the agreement, the Optionee must expend $1,850,000 in exploration expenditures and issue 800,000 shares to the Company in installments through July 31, 2008 to earn a 70% interest in the mineral claim.

Gallagher Gold Project, Nevada USA

The Company acquired by staking a 100% interest in 24 contiguous unpatented mineral claims in White Pine County, Nevada.

Feni Island, Papua New Guinea

The Company entered into an agreement dated February 5, 2003, (amended June 10, 2003) to option a 75% undivided interest in the Feni Gold Project located in New Ireland Province, Papua New Guinea. The property is subject to a 1% NSR royalty. The Company may, at its sole election, exercise the option in stages by making the following exploration expenditures and issuing common shares;

> **Stage 1**: Expending a minimum of $250,000 on exploration in the 15 months from date of agreement (expended) and issuing 200,000 common shares (issued).
>
> **Stage 2**: Expending an additional $250,000 on exploration, including drilling, prior to September 26, 2004 (expended), and issuing an additional 200,000 common shares (issued).
>
> **Stage 3**: Pursuant to an amendment to the agreement dated March 15, 2005, the Company will expend a further $100,000 during 2005, $50,000 on signing of the agreement and $50,000 on June 30, 2005, and issue a further 200,000 common shares. The Company fulfilled the foregoing and a 50% interest in the mineral property vested to the Company.
>
> **Stage 4:** Pursuant to an amendment to the agreement dated March 15, 2005, the Company will expend an additional $1,260,000 on exploration prior to June 30, 2008, and to issue an additional 200,000 common shares. After fulfilling these obligations a further 25% interest in the mineral property will vest to the Company for a total of 75% interest.

Uganda, Africa

By agreements dated July 11 and October 7, 2005, the Company entered into an option agreement with Rwenzori Copper and Nickel Mines Ltd., a Ugandan company, to earn a 100% interest in seven copper-cobalt prospects in West Uganda. As consideration for the option the company will pay 100% of exploration costs, a minimum of $20,000 US per year for three years, has issued 150,000 common shares, with a further 100,000 common shares to be issued in 2006 and 2007.

NOTE 4 - MINERAL PROPERTIES (continued)

By agreement dated June 20, 2006, the Company acquired a 90% interest in seven beryllium mines in Uganda. The acquisition was facilitated through the Company's 51% owned subsidiary, Horn Rare Metals Ltd. Pursuant to the terms of the agreement the Company paid $ 50,000 US for the licences.

San Paulo, Brazil

By agreement dated October 4, 2006 the Company, through it's 51% owned subsidiary, Horn Rare Metals Ltd. entered into a contract, to acquire two beryllium properties, Coronel Murta and Santa Maria de Itabira, at a cost of $193,789 US.

NOTE 5 - INVESTMENT

The Company and New Guinea Gold ("NGG") completed a Share Purchase Agreement on February 13, 2004 for the acquisition of the shares of Kanon Resources Ltd ("Kanon"). The Company and NGG each hold a 50% interest in Kanon. The Company and NGG each made a cash payment of $70,000 and issued 3,000,000 common shares (1,600,000 common shares of the Company and 1,400,000 common shares of NGG) to the vendors.

	Jun 30, 2007	December 31, 2006
Carrying Value of Kanon Investment		
Cash	$70,000	$70,000
1,600,000 common shares issued	336,000	336,000
	406,000	406,000
Deduct 50% of Kanon operating loss	(26,435)	(26,435)
	379,565	379,565
Cash Advances	1,742,977	1,515,102
	$2,122,542	**$1,894,667**

Kanon Resources Ltd. has carried out exploration on six projects, the Company's proportionate share of the expenditures by project are as follows:

	June 30, 2007	December 31, 2006
Bismark Project	$104,450	$97,505
Mr. Allemata Project	294,370	284,753
Fergusson Project	75,062	52,866
Mr. Nakru	235,298	219,279
Yup River Project	81,249	75,307
Mt. Penck Project	821,641	693,987
	$1,612,070	**$1,423,697**

(The accompanying notes are an integral part of these consolidated financial statements)

NOTE – 6 RELATED PARTY TRANSACTIONS

During the six month period ended June30, 2007, the Company incurred the following amounts to directors: management, consulting and finders fees of $303,000 (2006-$133,072) reimbursement of general and administrative expense of $4,266 (2006 $12,401). These transactions are in the normal course of business at the exchange amount, which is the amount established and agreed to by the parties

NOTE – 7 SHARE CAPITAL

Authorized: Unlimited common shares without par value

Issued:	SHARES	VALUE
Balance, December 31, 2005	**56,455,237**	**$21,828,666**
Issued during the year		
By exercise of share purchase warrants	18,914,124	5,477,618
By exercise of stock options	659,998	168,709
For acquisition of property	100,000	53,000
Balance, December 31,2006	**76,129,359**	**$27,527,993**
Issued during the year	119,460	40,378
Balance June 30, 2007	**76,248,819**	**$27,568,371**

NOTE 8 – STOCK OPTION PLAN

The Company's Board of Directors approved the adoption of a stock incentive plan in accordance with the policies of the TSX Venture Exchange. The Board of Directors is authorized to grant options under this plan to directors, officers, consultants or employees to acquire up to 20% of the issued and outstanding common shares to a maximum of 10,000,000 shares. The number of options granted might exceed 10% of the outstanding shares at the time of granting the options. The exercise prices of options granted shall not be less than the fair market value of the common shares on the date of grant and the exercise period shall not exceed 5 years from the date the option is granted. The maximum number of options that may be granted to any one person must not exceed 5% of the common shares outstanding at the time of the grant or 2% if the optionee is a consultant or employed in an investor relations capacity.

The fair value of the options granted during the year was estimated at the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions: Dividend yield of 0%; risk-free interest of 3.84%; expected volatility 79% and expected life of 2 years. During the three month ended June 30, 2007 the Company recognized stock based compensation of $165,000 (2006 $120,318).

A summary of changes in the Company's stock options is presented below:

	June30, 2007		December 31, 2006	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of year	**4,896,667**	**$0.29**	**5,850,000**	**$0.28**
Granted	1,400,000	$0.48	200,000	$0.55
Exercised	(119,460)	$0.22	(659,988)	$0.17
Forfeited/ Cancelled	-	-	(493,335)	$0.42
Balance, end of year	**6,177,207**	**$0.33**	**4,896,667**	**$0.29**

NOTE 8 - STOCK OPTION PLAN (continued)

Exercise Price	Weighted Average Remaining Contractual Life (in years)	June 30, 2007 Outstanding	June 30, 2007 Exercisable
$0.22	1.25	850,000	850,000
$0.30	3.50	3,527,207	3,527,207
$0.35	3.50	400,000	355,554
$0.48	3.45	1,000,000	222,205
$0.50	1.75	400,000	66,667
		6,177,207	5,021,633

NOTE 9 – SEGMENTED INFORMATION

The Company is primarily engaged in mining exploration and oil & gas activities in Canada, Papua New Guinea, Uganda, Brazil, the United States, Rwanda, Kenya and Armenia

Segmented operations and identifiable assets are as follows:

	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006
(LOSS) INCOME FROM OPERATIONS		
Canada	($472,595)	$371,183
United States	(28,422)	31,272
	($501,017)	**$402,455**

	June 30, 2007	December 31, 2006
IDENTIFIABLE ASSETS		
Canada	$9,656,945	$11,256,924
Papua New Guinea	3,900,632	3,384,967
Africa	720,362	515,996
United States	325,006	245,702
Brazil	429,095	57,681
Armenia	36,682	-
	15,143,787	**$15,461,268**

(The accompanying notes are an integral part of these consolidated financial statements)

NOTE 10 – COMMITMENT

The Company is committed under a lease agreement for office premises expiring June 30, 2009 in the amount of $28,989 per annum. Future minimum annual lease payments are as follow:

2007	14,495
2008	28,989
2009	14,495
	$ 57,979

NOTE 11 – SUBSEQUENT EVENTS

1. The Company issued 200,000 common shares pursuant to the terms of the Feni Island, Stage 4 obligation;

2. The Company executed a Share Exchange Agreement with an effective date of June 1, 2007 to exchange its 50% ownership in Kanon Resources Ltd. (KRL) for 22,500,000 shares in Pacific Kanon Gold Corp (PKGC). PKGC is the corporate vehicle for an IPO raising to finance Mt Penck and the other five KRL properties in Papua New Guinea

Vangold Resources Ltd.

Management Discussion and Analysis of Financial Condition

And Results Of Operations

June 30, 2007 *Overview*

Management has prepared the following discussion and review of the unaudited consolidated financial results of Vangold Resources Ltd. ("Vangold") based on accounting principles generally accepted in Canada as at August 22, 2007. The focus is primarily a comparison of financial performance for the three and six months ended June 30, 2007 and should be read in conjunction with the unaudited consolidated financial statements and accompanying notes as at June 30, 2007. Further information on Vangold's public filings may be obtained at www.sedar.com.

Forward Looking Statements

Certain statements contained in this Management Discussion and Analysis are forward looking statements. Forward looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by Vangold, and described in the forward looking statements. These include:

- uncertainties as to the availability and cost of financing;
- possible delays or changes relative to exploration, development or capital expenditures;
- risk and uncertainties involving geology of oil and gas;
- risks associated with exploration, development and production of oil and gas deposits; and
- risks involved in carrying on business in foreign jurisdictions.

Forward-looking statements are based on the estimates and opinions of Vangold's management at the time the statements were made.

Overall Performance

As at June 30, 2007, Vangold had a strong balance sheet with working capital of $5,063,966 and no long-term debt. During the six months ended June 30, 2007, Vangold:

- Reported revenue of $1,195,199 and a net loss of $501,017as a result of significantly reduced production from the Killam North Field during construction of a gas gathering system and the operators' decision to decrease daily production, compared to revenue of $2,307,007and net income of $402,455 for the same period in 2006 , the natural oil production decreased over the first 2 years but should equal or exceed original production once the waterflood is completed; and
- Spent $ 648,819 on oil and gas properties and $839,206 on mineral exploration.

Description of Business

Vangold is a development-stage mineral exploration and oil-and-gas production company. We are engaged in the identification, acquisition, evaluation, exploration and development of mineral properties located in Canada, Papua New Guinea, the United States, Uganda and Brazil. We are also active investors in oil and gas properties in Canada the United States, Rwanda, Kenya and Armenia. Vangold is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange, symbol VAN. Vangold is classified Tier 1. Vangold conducts business independently and through joint ventures. The following is a brief description of our major projects.

Papua New Guinea

- **Feni Islands Gold Project** (owned 50% Vangold, 50% New Guinea Gold Corporation ("NGG")

The Feni Islands Gold Project ("Feni") covers 166.6 square kilometres and includes both the Ambitle and Babase Islands that comprise the Feni Islands. Feni hosts a large gold system similar to the Lihir Gold Mine. Drill intersections include: 114 metres (m) of 1.12 grams per tonne (g/t) gold and 0.2% copper, 19.9m of 2.12 g/t, 15.25m of 2.56 g/t gold, 10m of 5.7 g/t gold, 3m of 10 g/t gold, 162m of 0.46 g/t gold and 0.15% copper, 18m of 0.72 g/t gold and 0.68% copper. The drilling and geochemical sampling program has confirmed that Feni remains prospective for gold and copper/gold deposits. It is essentially unexplored in terms of drill testing.

In February 2007, Vangold and its joint venture partner, New Guinea Gold Corporation ("NGG") agreed to an extension to June 30, 2008 for Vangold to spend a further $1.26M and issue 200,000 common shares to earn a further 25% in the Feni Islands Project, to a total interest of 75%.,

Drilling commenced in April 28, 2007, the diamond drill program is scheduled to complete in the fourth quarter 2007 at a budgeted cost of $ 600,000.

- **Kanon**

Kanon Resources Ltd. (Kanon) is a private company registered in Papua New Guinea. Vangold and NGG own 50% of the company. Kanon holds 100% of five prospecting licenses and 50% of another, all of which are located in Papua New Guinea. During the six months ended June 30, 2007, Vangold advanced $227,875 to Kanon to fund exploration expenses.

Vangold and New Guinea Gold have entered into an agreement to take Kanon Resources Ltd. public through a new company, Pacific Kanon Gold Corp. by filing an initial prospectus offering on the TSX Venture Exchange. A financing of $10,000,000 to $12,000,000 will be concurrent with the IPO. This is an alternative method of financing the projects owned by Kanon. It will allow exploration on the Kanon properties to be substantially advanced, giving an increased chance of a major discovery.

(The accompanying notes are an integral part of these consolidated financial statements)

- **Mt. Penck Gold Project** (owned 40%Vangold, 60% NGG)

The Kavola East prospect at Mt. Penck covers 101.4 square kilometres and is situated in West New Britain Province, approximately 55 kilometres west of the provincial capital Port Kimbe.

The Kavola East prospect is one of six named prospects that occur within a northerly trending structural zone on the northwest flank of Mt. Penck, which is an extinct, partly eroded, Pliocene strata volcano.

The northerly trending structural zone contains linear zones of gold mineralization. This mineralization appears to have both sub-vertical control in structures and sub-horizontal control within favourable volcanic units. Mineralization occurs within zones of argillic/quartz alteration that individually vary from 200 to 800m in length and 145 to 100m in width.

Kavola East is one such alteration zone, but is only a small part of the Mt. Penck mineralized system. The potential to define additional resources at Kavola East and elsewhere in the exploration license is regarded by the partners as excellent. For example, at the Koibua prospect, approximately 1 kilometre northwest of Kavola East, previous drilling by earlier explorers returned results such as 33m of 2.41 g/t gold (including 12m of 5.05 g/t gold), 10 m of 2.7 g/t gold and 14m of 3.31 g/t gold. Other prospects have had very limited trench or drill exploration and have widespread gold in soil and stream samples. The Kavola mineralization may be part of the same semi-continuous zone as the Koibua prospect, suggesting the strong possibility of major gold potential.

On January 2, 2007 Vangold reported the results from the latest drill core assays from Mt Penck using cutt offs of 0.5g/t gold include:

7m @ 2.07g/t gold in MPD 026

4m @3.68 g/t gold including 1m@7.43 g/t in MPD 026

2m @ 3.2g/t gold, 11 g/t silver in MPD 032

1m @ 4.50 g/t gold, 61g/t silver in MPD 024

6m @ 0.91 g/t gold, 12 g/t silver in MPD 029

On January 19, 2007 Vangold reported that several further gold intersections are present in the latest drill results, hole MPD053 intersected 7m@ 2.95 g/t gold between 3m to 10m down hole. Hole MPD028 intersected 5m @ 2.26 g/t gold between 47m to 52m down hole and 24m to 30m down hole respectively.

On February 21, 2007 Vangold reported that recent trenching has confirmed two significant new gold minerlised zones at Upper Peni Creek and Kavola South. Upper Peni Creek is 300m west of Kavola East, where most of the 2006 drilling was concentrated and Kavola South is 100m south of Kavola East. The trenches are hand dug trenches and were dug to gain some idea of the lateral extent of gold grades along strike. The trenches were dug reasonably parallel to the strike of the high grade "core: of both zones.

Upper Peni Creek Zone

Separate trench intersections above 0.5g/t gold cutoff include:

> 24m @33.7g/t gold, including 12m @62.93g/t gold ,including 3m@180 g/t gold,
>
> 12m @c4.07g/t gold,
>
> 33m 2 1.73g/t gold,
>
> 18m @1.82g/t gold,
>
> 12m @0.88g/t gold,

The above results indicate an average grade for all samples above 0.5g/t gold cutoff of 9.68 g/t gold, the average grade for all samples is 8.66 g/y gold.

Results from two initial scout holes MPD 036 &037 which were drilled in late 2006, intersected:

4m@ 5.71 g/t gold from 22m to 26m downhole including 1m @13.3 g/t gold 1120 g/t silver and 17% copper

Kavola South Zone.

Separate trench intersections above 0.5 g/t gold include;

> 30m @4.42 g/t gold,
>
> 48m @4.01 g/t gold,
>
> 24m @2.82g/t gold,
>
> 12m @ 1.49 g/t gold,

Mr. McNeil CEO of NGG commented: "These results are exciting trench results and the 3m @ 180 g/t gold represents the highest grades ever encountered at Mt Penck. The Peni Creek and Kavola South Zones appear to be separate mineralised zones from Kavola East, and the grades in trench make these highly attractive drill targets. At this stage the lateral and strike extent of both zones are unknown but surface observations suggest the very high grade zones have restricted widths of approximately one metre."

On July 23, 2007 a 43-101 Technical Report on Mt Penck was filed on SEDAR and posted to Vangold's website at www.vangold.ca.

Mt. Allemata Project (owned 50%Vangold, 50% NGG)

Mt. Allemata includes 15 named mineral occurrences, including Mt. Haluba, Ulo Ulo and Kaiyahedebadeba pistoltic gravel grid. The property is located at the eastern end of the New Guinea mainland, 20 kilometres southwest of Alotua and is approximately 243 square kilometres in size.

Earlier programs at Mt. Allemata defined high-grade gold in trench, including 4 m of 100 g/t gold and wide zones of anomalous gold in soils such as a 200 metre wide zone of 1.24 g/t gold as well as a 50 metre wide zone of 4.54 g/t gold. Drilling to track the high-grade gold lobes commenced on the property in May 2005.

The Mt. Haluba prospect includes a series of northeast trending anomalous gold-in-soil zones, which at present extend over an area 2.2 by 1.2 kilometres (2.64 square kilometres). The largest anomaly has a length of 1.8 kilometres and a maximum width of 0.45 kilometres.

During May 2005, drilling commenced on the property. Initial drilling targeted high-grade gold lobes within the Ulo Ulo North zone. Compilation and synthesis of geochemical results from the Mt Haluba prospect and the Kaiyahedebadeba pistolic grid was largely completed. Drill targets were defined at Mt Haluba and soil sampling has revealed potentially significant areas of gold bearing ironstone gravels in the palaeo-drainage channels within the Kaiyahedebadeba grid. Drill results were reported in a News Release dated October 3, 2005. and included 1.0m @ 17.65g/t gold & 7.1m @ 3.44g/t gold. Six holes were drilled at Mt. Haluba totalling 765 metres during the second and third quarters of 2005. All holes encountered gold intersections, mainly less than 50 metres from surface. The drilling defined numerous narrow and wider lower-grade zones that will require further drill testing to evaluate their economic potential. The drilling and surface geochemistry shows that anomalous gold occurs over a 2 square kilometre area, much of which remains to be drill tested. There was no field activity during the first and second quarter of 2007.

On July 17, 2007 a 43-101 Technical Report on Mt Allemata was filed on SEDAR

- **Bismarck Project** (owned 50%Vangold, 50%NGG)

The Bismarck property is located approximately 100 kilometres northeast of the Porgera mine. It encompasses several areas of gold and copper mineralisation within a circular geological feature approximately 20 square kilometres in area. This circular geological feature contains three partly explored areas – Tekem, Kunapali and Awale.

Re-sampling of pre-existing trenches at the Tekem prospect was completed in March 2006. Trench assays within the zone included 20m of 4.68 g/t gold, 12m of 2.47 g/t gold and 16m of 10 g/t gold. Results outside the mineralized zone, but within an overall trenched area of 800 by 300 metres, include d 4m of 14.55 g/t gold, 20m of 6.9 g/t gold, 4m of 11.35 g/t gold, 8m of 1.08 g/t gold, 12m of 2.32 g/t gold plus extensive occurrences in the 0.5 to 1.0 g/t range.

On July 19, 2007 a 43-101 Technical Report on Bismarck was filed on SEDAR posted to Vangold's website at www.vangold.ca.

.Yup River Project (owned 50% Vangold, 50% NGG)

The Yup River project covers 378.5 square kilometres in the historic Amanab goldfield about 100 km south of the coastal town of Vanimo in northwest Papua New Guinea. The property contains 10 separate defined areas of gold mineralization.

A field reconnaissance rock-sampling program was completed in February 2005 in an attempt to locate the source or sources of alluvial gold. Two areas were defined that will require further investigation, the Amanab and the Dauri prospects. Each shows encouraging concentrations of alluvial gold, but follow-up exploration is required to assess the significance.

(The accompanying notes are an integral part of these consolidated financial statements)

The results of extensive geochemical from a program completed in 2006 became available in February 2007, rock chip and grid soil sampling has located a 5 metre width zone of bedrock mineralisation grading 2.47 g/t gold within a large gold soil anomaly at the Dauri Prospect within the Yup River tenement.

On July 19, 2007 a 43-101 Technical Report on Yup River was filed on SEDAR posted to Vangold's website at www.vangold.ca.

- **Fergusson Project** (owned 50% Vangold, 50% NGG)

The Fergusson Project is within Fergusson Island, which in turn lies 80km NE of the town of Alotau in Milne Bay Province, Papua New Guinea. Epithermal gold systems of Pleistocene to recent age are present (some still active) plus small scale alluvial gold workings.

Reconnaissance sampling and mapping of the Igwageta prospect was completed during May 2005, resulting in the collection of 199 channel and grab samples. In addition, 86 were drilled on 6 prospects. The best drill results included 10m of 8.24 g/t gold and 12m of 5.88 g/t gold as reported on July 26, 2006, a geochemical program was completed at Igwageta and an assessment of the results is currently underway. There was no field activity during the first and second quarter 2007.

On July 19, 2007 a 43-101 Technical Report on Yup River was filed on SEDAR posted to Vangold's website at www.vangold.ca.

- **Mt. Nakru Copper Project** (owned 25% Vangold, 75% NGG)

Kanon owns a 50% interest in the Mt. Nakru project, which consists of four separate but closely spaced occurrences in the West New Britain Province. The majority of previous exploration focused on the Nakru 1 and 2 prospects. The widespread occurrence of mineralized lithic-breccia clasts in the colluvium at Nakru 1 suggests the potential discovery of a significant bedrock source of hypogene gold mineralization. At Nakru 2, rock-chip sampling, costean mapping and channel sampling found high grade gold and copper.

The current strategy is to develop Mt Nakru through to feasibility within two years.

The drilling schedule was scheduled to commence in late October 2006. On October 23, 2006, it was reported that a rig was being mobilized to the site. It anticipated that 5 or 6 holes will be drilled to test recently discovered gold in bulldozer trenches, results from northeast to southwest which were:

- 95 metres @ 2.88 g/t gold including 35 metres @ 7.26g/t gold;
- 40 metres @1.18g/t and 35 metres @2.2g/tgold;
- 42 metres @2.7 g/t gold and 51 metres @ 2.2g/t gold;

The initial drilling will test the zone of 35 metres @ 7.26g/t gold. The complete data of trenching results was disclosed in a News Release dated May 25, 2006.

On January 3, 2007 Vangold announced that a three-hole drilling program was completed in late December 2006. The holes NAK010 to NAKA012 were drilled from the same pad to test the lateral and depth continuity of near –surface gold mineralisation exposed in Trench 2 at Nakru 1 prospect .A total of 212.6 metres were drilled to a maximum vertical depth of approximately 70m.

On February 21, 2007 Vangold announced the assay results for the shallow holes NAK010, 011 and012. No gold zones above 0.5 g/t gold were intersected in any of the holes. Narrow 1mto 2m intersections of plus 0.1% copper were present in all three holes, up to 1m@0.4% copper in NAK 010at 73m down hole.

Expenditures by Kanon on behalf of Vangold for the six months ended June 30, 2007

Expense	Mt. Penck	Mt. Allemata	Yup River	Bismarck	Ferguson	Mt. Nakru	Total June 30 2007	Total June30 2006
Aircraft	$-	$-	$-	$-	$-	$-	**$-**	$6,772
Assays	-	-	-	-	-	-		7,768
Consulting	39,079	5,134	3,904	4,937	11,280	4,264	**68,598**	8,313
Drilling	7,392					174	**7,566**	20,120
Field costs	23,496	1,477			2,981	3,655	**31,609**	48,605
Field wages	37,945	1,790	1,298	1,309	3,110	1,198	**46,650**	57,369
Operator fees	6,201	515	220	311	962	460	**8,669**	13,794
Travel, other	22,026	2,072	408	570	3,170	3,798	**32,047**	18,678
Tenement	-	--	-	-	-	-	-	1,005
Total	**$136,139**	**$10,988**	**$5,830**	**$7,127**	**$21,503**	**$13,549**	**$195,136**	$182,424

- **Uganda**

Vangold holds mining exploration licences in various locations throughout Uganda:

Kafunzo: 3 licences covering 277 sq km in the Kafunzo nickel prospect which is located north of the world class Kabanga nickel cobalt deposit. The Kafunzo anomaly has been identified by a high amplitude aeromagnetic survey , reaching 1,700 nT. This anomaly occurs in folded flysh-type sediments and granites of mid- Proterzoic Karagwe-Ankolean-Burundiam system (the Kibaran Fold Belt) which in Burundi and Tanzania, is characterized by a belt of mafic/ultramafic bodies hosting nickel laterites, nickel sulphide, and PGE mineralization. This mineralization belt has borne a significant discovery that is being actively developed by Falconbridge and Barrick, known as the Kabanga nickel/cobalt deposit in Tanzania south of Kafunzo. It is believed that this is the second largest and richest nickel deposit save Voisey's Bay.

Fort Portal : 1 licence covering 14 sq kms , copper prospect. This anomaly was discovered and sampled by Falconbridge in the 1960's. In the 1990's Vangold sampled and did geophysics on this anomaly.

(The accompanying notes are an integral part of these consolidated financial statements)

Kilembe: 9 licences, copper/cobalt prospect, covering 300 sq kms, the property lies adjacent to the famous Kilembe copper-cobalt mine that produced 16.2 million tonnes of ore grading 2% copper and .2% cobalt over a 22 year period. These anomalies were identified by Falconbridge and show as potential extension of the Kilembe ore body. .

Kilo Moto: 5 licences, gold prospect, covering 287 sq kms. The licences are located in the West Nile region bordering the Democratic Republic of Congo and Sudan and are within the geological continuation of the Kilo Moto gold province of north-eastern Congo. Total production of the Kilo Moto goldfields by the early 1960's was over 8.8 million ounces. The current exploration in the Kilo Moto area has identified 15 million ounces of gold. Vangold is waiting for the Uganda Government to complete a $43 M geophysical survey of Uganda including Vangold's properties. The date will provide Vangold with very specific drill targets.

Beryllium

Vangold also holds 51% of a private company, Horn Rare Metals Ltd. which owns a 90% interest in seven historic beryllium mines in Uganda. Horn Rare Metals is funded by Firebird Global Master Fund. A geologist recently completed a 43-101 study on these mines. Vangold also holds through Horn Rare Metals Ltd. two Beryllium mines in San Paulo Brazil. A geologist recently completed 43-101 study on these mines.

Horn Rare Metals Ltd. has entered into an agreement to affect a reverse take over of a company listed on the TSX Venture Exchange to further the financing and development of its beryllium properties.

Other Properties

- **Rossland Property**

The Rossland properties situated in and around Rossland, B.C. comprise three principal groups: North Belt (including the former producing gold mines Iron Colt, Evening Star and Georgia), South Belt (includes the former producing lead/zinc Blue Bird-Mayflower mine and Homestake-Gopher gold mines) and Deer Park Hill. Our properties contain numerous old pits, shafts, adits and other workings constructed to explore and develop numerous gold occurrences.

In February 2005, Vangold entered into an option and joint venture agreement with a private company to facilitate exploration of our Rossland properties. The Agreement calls for the optionee to expend $1.85 million and issue 800,000 shares in instalments through July 2009 to earn a 70% interest in the properties. Throughout 2007, all exploration work in the Rossland District was undertaken by the joint venture.

- **Gallagher Gold Project**

Vangold acquired by staking 24 contiguous unpatented mineral claims in White Pine County, Nevada, approximately 24 miles north of Ely, Nevada and 15 miles southeast of the Limousine Butte project. We control a 100% interest in the Gallagher Gold project and claims are held in trust. The claims cover a large hydrothermal gold system that exhibits alteration features indicative of sediment- or structure-hosted gold deposits found on the Carlin Trend and elsewhere in Nevada. In the first quarter, 2006, Vangold retained Locke Goldsmith M.Sc.,P.Eng.,P.Geo. To review previous work and recommend a program of staking, soil sampling and mapping to lead to a possible drill program in 2007.

(The accompanying notes are an integral part of these consolidated financial statements)

Oil and Gas Properties

Results of Vangold's oil and gas operations before depletion and depreciation for the six months ended June 30, 2007, are as follows:

	June 30,2007	June 30,2006
Petroleum revenue	$1,195,199	$2,307,007
Royalties	(286,260)	($713,339)
Operating costs	(256,613)	(158,476)
Net petroleum revenue	$652,326	$1,425,192

Killam North, Alberta

Vangold holds a 26.25% interest in the Killam North oil field located in central Alberta, Canada. The field contains six wells; five are multi-leg horizontal wells within the field. Current stabilized production is 450 barrels per day, 120 barrels to Vangold's interest.

. The operator announced on August 14, 2007 that the water flood study is nearing completion all laboratory, reserve core and fluid analysis is being incorporated in the reservoir model. The study will be completed in fourth quarter 2007 and be followed by a pilot water flood program.

- **Deep Basin, Alberta**

Vangold entered .into a farmout participation and agreement with an Alberta-based oil and gas company, to participate in the drilling, completing and equipping of a high-impact, natural-gas test well in the Deep Basin of the Alberta Foothills. We will earn a 21% interest in the test well under the terms of the agreement. Vangold paid a $50,000 non-refundable prospect fee upon execution of the agreement and has agreed to pay a non-refundable equalization fee of $355,000 immediately upon evidence of the licensing of the test well. The test well is to be drilled after permitting is completed, which is expected in December 2007.

Vangold entered into a participation agreement for a second Deep Basin test well in June 2006, Vangold paid 16.25% of the gross capital cost to earn a 12% working interest. The well spud on August 16, 2006 and is presently awaiting tie in to the pipeline...

- **East Corning, California**

Vangold's wholly owned subsidiary, Corning Energy Inc. (Corning), a Nevada corporation, and its partners own interests in from nine producing wells in the East Corning gas field located near Red Bluff in Tehama County, California. Corning has a 3.75 % gross interest in the wells. The field is almost fully depleted. Two new wells were spud in March 2007; they are awaiting completion and tie in. Corning has a 4.77% interest in the new wells.

- **Sarcee Reserve, Alberta**

(The accompanying notes are an integral part of these consolidated financial statements)

Vangold entered into a participation agreement in June 2005 to drill a test well on the Sarcee Indian Reserve to earn a 6% working interest in the well, in June 2007 Vangold acquired and additional 27.5% bringing its working interest to 33.5%. Completion and production testing of the Sarcee 12-13 well was finalized in December 2005. During completion, water intruded through the casing sidewall. Subsequently, independent consultants recommended remedial completion work for the well. This work will be carried out in forth quarter 2007. On successful re-completion of the well an additional two or three Mississippian development wells may be drilled on these lands.

- **Strachan Field, Alberta**

Vangold entered into a farm-in agreement in June 2005 to drill a test well in the Strachan Field located near Rocky Mountain House, Alberta. Vangold will pay 9.77% of costs to earn a 9.166% interest. During completion in October 2005, five significant zones were encountered in hole. A 3-D seismic survey covering 9.5 square miles has been acquired and two more wells are planned.

- **Henry Dome, Texas**

Corning entered into a participation agreement with PB Energy USA, Inc., in February 2005 to earn a 7-1/2% interest in the Henry Dome prospect located three miles northwest of Tilden, Texas. The first of three possible wells were completed, but they have not been brought into production.

- **Rwanda**

On March 1, 2007 Vangold announced that an exclusive right to commence negotiations for a production sharing license for oil & gas in the northwest part of Rwanda had been granted by the Republic of Rwanda. The concession is 7,208 sq kms and represents 11% of the land mass of Rwanda. Vangold' consultants are carrying out evaluation of the hydrocarbon potential of the Kiva Graben area of the concession using already existing data

- **Kenya**

On April 10, 2007 Vangold announced it had received a non-exclusive permit to conduct geological evaluation on Block 30, Kenya. The permit covers over 24,000 sq kms. The Minister of Energy has approved Vangold's Production Sharing Contract and the final agreement should be signed in September 2007. Vangold has three geological consultants working on defining drill targets on the Rwanda and Kenya concessions.

- **Armenia**

On May 23, 2007 Vangold announced it had entered into an agreement to participate in a Production Sharing Agreement (PSA) between the Ministry of Energy of Armenia and Blackstairs Energy plc. Vangold will participate as to a 50% working interest in Blocks 4, 5 and 6 which covers an area of 13,775 sq. Km (over 3.4 million acres) in central and southern Armenia. Under the PSA, the term of exploration is five years,

which may be extended by two additional periods, each of two years. The total financial commitment over five years is $2.4 m US of which Vangold will fund $1.2m US. Vangold and Blackstairs have opened on office Yerevan that presently has four employees working on gravity surveys and assembling al geological information pertinent to our land.

- **Selected Quarterly Financial Information**

The table below presents selected quarterly consolidated financial information

	June 30,2007	**March 31,2007**	**December 31,2006**	**September 30, 2006**
Revenue	$685,477	$509,722	$718,013	$1,123791
Income(loss)for the quarter	(282,081)	(218,936)	(659,579)	308,558
Income(loss)per share	($.0001)	($0.003)	($0.001)	$0.004
	June 30, 2006	**March 31,2006**	**December 31,2005**	**September 30, 2005**
Revenue	$1,375,412	$931,595	$454,707	$243,471
Income(loss) for the quarter	317,416	85,039	(413,765	(176,738)
Income(Loss) per share	$0.004	$0.001	($0.01)	($0.01)

- **Operating Results Second Quarter**

Operating revenue for the three months ended June, 2007 was $ $685,477 a decrease of $ 689,935 from the same period last year. Total expenses for the three months ended June 30, 2007 were $ 856,124 an increase of $ 195,289 over the same period last year. Vangold reported a net loss for the second quarter of $ 282,081 compared with net income of $317,416) per share for the same period in 2006.

- **Revenue**

(The accompanying notes are an integral part of these consolidated financial statements)

Revenue from the Killam North Field for the three months ended June 30, 2007 was $679,477 a decrease of $668,557 from the same period in 2006, this decrease is a result of decreased production during the installation of the gas gathering system and operator decisions with respect to daily production levels. Revenue from the Corning East Field for the three months ended June 30, 2007 was $6,777 a decrease of $24,708 from the same period in 2006. This decrease is a result of the old wells being shut in while two more gas wells were being drilled. These new wells are yet to be tied in.

- **Expenses**

Total expenses for the three months ended June 30, 2007were $856,124 versus $660,835 the same period in 2006.

Operating expenses for the Killam North and East Corning oil & gas fields for the three months ended June 30, 2007 were $97,828 versus $ 83,580for the same period in 2006.

General and administration costs for the three months ended June 30, 2007 were $479,856 versus $393,866for the same period in 2006.

Stock based compensation for the three months ended June 30 2007 was $79,453versus $74,587for the same period in 2006.

Depletion and depreciation for the three months ended June 30, 2007 was $138,030 versus $108,802for the same period in 2006

- **Operating Results first and second quarters**

Operating revenue for the six months ended June 30, 2007was $1,105,199 a decrease of $ 1,111,808 from the same period last year. Total expenses were $1,521,267 versus $1,229,176 for the same period in 2006.

Vangold reported a net loss of $501,017 for the six months ended June 30, 2007 compared with net income of $402,455 for the same period in 2006.

Net proceeds from financing during the six months ended June 30, 2007 was $27,337 compared to $3,273,153 for the same period in 2006.

At June 30, 2007 Vangold had cash and cash equivalents of $4,869,561, accounts receivable of $ 427,140 prepaid expenses of $ 17,494 and accounts payable of $250,199 for total working capital of $5,063,996 compared to $4,212,456 at the same time in 2006.

- **Expenses**

Total expenses for the six months ended June 30, 2007 were $1,521,267 versus $1,229, 176 for the same period in 2006,.The increase of $292,094 is a result of higher operating costs at the Killam Field ($98,140), increased G&A ($120,382) a function of the number of world wide projects underway, Depletion (($56,602) and stock based compensation($16,970)

- **Liquidity and Solvency**

At June 30, 2007 Vangold's working capital was $5,063,996. The cash reserves and consistent monthly revenue from the Killam North field have enabled Vangold to meet its 2007 operating and capital budgets.

- **Related Party Transactions**

During the six month period ended June 30,, 2007; Vangold paid or accrued to directors; management fees, director's fees and finder's fees of $303,000 and reimbursed general and administrative expenses of $4,266. All transactions were in the normal course of business.

- **Off-Balance Sheet Arrangements**

There are two off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of Vangold, except for join exploration arrangements as disclosed elsewhere in this management discussion and analysis. These arrangements are the IPO for Kanon Resources Ltd and the reverse take over by Horn Rare Metals Ltd. These arrangements will significantly reduce Vangold's present funding obligations with respect to these projects.

- **Financial Instruments**

Vangold's financial instruments consist of cash, accounts receivable, accounts payable, accrued liabilities and amounts due to joint-interest owners and related parties. Unless otherwise noted, it is management's opinion that the Vangold is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of the financial instruments approximates their carrying value.

Vangold is exposed to foreign currency fluctuations through its operations in the United States, Africa, Brazil, Armenia and Papua New Guinea. Management monitors this exposure.

- **Critical Accounting Estimates**

Management is required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of Vangold. Amounts recorded for depletion, accretion expense, depreciation, future asset retirement obligation, stock based compensation and taxation is based on estimates. By their nature these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

- **Summary of Securities as at June 30, 2007**

Authorized Capital

(The accompanying notes are an integral part of these consolidated financial statements)

Unlimited common shares without par value

Issued and outstanding	Number of Shares	Amount
• **Balance as at June 30 , 2007**	**76,248,819**	**$ 27,568,371**

- **Share warrants outstanding June 30, 2007 -Nil**
- **Stock options outstanding June 30, 2007**

Number of common shares	Exercise Price	Date of Expiry
850,000	$0.22	April 2008
2,327,207	$0.30	June 2008
1,200,000	$0.30	September 2010
100,000	$0.35	December 2008
300,000	$0.35	December 2010
600,000	$0.48	February 2012
400,000	$0.48	February 2009
400,000	$0.50	March 2009

- **Outstanding common shares, warrants and stock options at August 22, 2007**

Outstanding Shares	**76,448,819**
Outstanding Warrants	0
Outstanding Options	**6,177,207**

Directors and Officers as at August 22, 2007

Directors
Dal Brynelsen
Mike Muzylowski
H.Martyn Fowlds
J. Michael Mackey
Tim Mills

Officers
Dal Brynelsen, President and CEO
Sandy Huntingford, Chief Financial Officer
Margo Peters, Corporate Secretary
Locke Goldsmith, Vice-President Exploration, North America
H. Martyn Fowlds, Vice-President

(The accompanying notes are an integral part of these consolidated financial statements)

Subsequent Events

1- Vangold issued 200,000 common shares pursuant to the terms of the Feni Island Stage 4 obligation.

2- Vangold executed a Share Exchange Agreement with an effective date of June 1, 2007 to exchange its 50% ownership in Kanon Resources Ltd (KRL) for 22,500,000 shares in Pacific Kanon Gold Corp (PKGC). PKGC is the corporate vehicle for an IPO raising to finance Mt Penck and the other five KRL properties in Papua New Guinea. This agreement is part of Vangold's reorganization plan announced November 16, 2006.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

PACIFIC KANON GOLD CORP. FILES PRELIMINARY PROSPECTUS

September 10, 2007 - Vancouver, BC - Vangold Resources Ltd. ("VAN"). The Boards of joint venture partners New Guinea Gold Corporation ("NGG") and VAN are pleased to announce that their joint venture operating company, Pacific Kanon Gold Corp. ("PKG"), filed a preliminary prospectus on August 31, 2007, in connection with its initial public offering (the "Offering"). NGG and VAN each hold half of a 90% equity interest in PKG. The Offering will be conducted through PKG's agent, Bolder Investment Partners, Ltd. (the "Agent") and will consist of a minimum of 17,500,000 units (the "Units") and up to a maximum of 25,000,000 Units at a price of $0.40 per Unit to purchasers resident in British Columba, Alberta, Manitoba and Ontario. Each Unit is comprised of one common share (the "Shares") of PKG and one-half of a transferable share purchase warrant, a whole such warrant (a "Warrant") entitling the holder to purchase one common share (the "Warrant Shares") of PKG at a price of $0.50 per Warrant Share for a period of 12 month following the issue of the Units, subject to acceleration upon the occurrence of certain events. The Offering is subject to certain conditions, including regulatory approvals and the listing of PKG's common shares on the TSX Venture Exchange (the "TSXV"). Listing will be subject to PKG fulfilling all of the listing requirements of the TSXV. The preliminary prospectus may be viewed at www.sedar.com.

PKG will use the proceeds of the Offering, following the payment of all fees and costs associated with the Offering, to fund exploration programs on five gold projects and one copper-gold project in Papua New Guinea. Under the terms of a previous share purchase agreement, PKG purchased all the shares of Kanon Resources Ltd. ("KRL"), a Papua New Guinea company holding interests in the six projects. Several of the projects are considered to be in the advanced stage of exploration, having gold and copper mineralization already defined in drill holes or trenches. The properties are referred to as Mt. Penck, Bismarck, Yup River, Fergusson, Allemata and Mt. Nakru. The Mt. Penck Property (owned 80% KRL and 20% NGG) is the most advanced exploration property and is considered PKG's material property. Upon completion of the Offering, PKG will begin an estimated $1.2 million work program on the Mt. Penck Property.

Bob McNeil, Chairman and CEO of NGG, and Dal Byrnelsen, President and CEO of VAN, commented: *"The Mt Penck property is the key property at present in the KRL portfolio, and an exploration program to define a NI 43-101 resource will re-commence as soon as financing arrangements are completed. We would also like to highlight for shareholders that very high grade gold results were recently announced in a hand dug trench in a previously relatively unexplored part of Mt Penck property. This trench, which is partly along strike of the mineralised zone returned 24m at 34g/t gold including a 3m interval which averaged 180g/t gold. Mt Penck is a very exciting property".*

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

PROSPECTUS FILED FOR COPPERMOLY INC. TO UNDERTAKE IPO IN AUSTRALIA TO RAISE AUS$20 M

October 25, 2007 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that its joint venture partner, New Guinea Gold Corporation ("NGG"), has reported that it has completed the transfer of two copper concessions to a newly formed Australian company known as Coppermoly Ltd.

Coppermoly Ltd. intends to undertake an Initial Public Offering in Australia to raise up to Aus$20 million and is expected to list on the Australian Stock Exchange late December, 2007. A prospectus has been filed with the Australian Stock Exchange (www.asx.com.au). Proceeds from the offering will be applied to explore three large copper/gold/molybdenum systems; Simuku, Mt. Nakru and Plesumi (part of Mt. Nakru) concessions all on the island of New Britain – each system or prospect is known to have mineralisation over at least 3 to 5 sq kms.

The IPO for Coppermoly Ltd is sponsored by Australian Brokers, Novus Capital and South Pacific Securities and London broker VSA Resources. This prospectus has been issued for the purposes of offering up to 80,000,000 shares at AUD$0.25 each and to raise up to AUD $20 million before costs. It is expected to list on the Australian Stock Exchange (ASX) in late December 2007.

Vangold's interest in the Mt. Nakru project is derived from it's 50% interest in Kanon Resources Ltd. the Papua New Guinea company which ownes 50% of Mt Nakru. Therefore, pre-financing, Vangold owns 12.5% of Coppermoly Ltd. making Vangold the second largest shareholder in Coppermoly. Vangold's President and CEO, Dal Brynelsen will be a member of the Board of Directors of Coppermoly. Mr. Brynelsen comments; "This arrangement will contribute greatly to Vangold's balance sheet while providing the necessary exploration budget to advance these porphyry deposits."

NGG's Chairman and CEO Robert McNeil who has joined the Coppermoly Board as non-executive Chairman commented: *"This is a step in NGG's ongoing strategy to develop its extensive inventory of mining properties in PNG without the necessity of shareholder dilution to the company while, at the same time, maintaining the Company's primary focus on its gold production and gold assets, and securing shareholder and Company exposure to potential upside value as a result of further exploration efforts on these properties".*

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD AWARDED BLOCK 3A IN KENYA

October 29, 2007 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") has signed a production sharing o (PSC) for Block 3A in the Anza Graben in the Eastern Province of Kenya, covering 12,192.12 sq. kms.

At a signing ceremony in Nairobi, on October 16, 2007 the Honourable Minister of Energy of the Republic of Kenya, Kiraitu Murungi, and the President and CEO of Vangold, Dal Brynelsen executed the PSC on Block 3A. Mr. Brynelsen said; "Vangold has chosen Block 3A on technical merit based on a study conducted by Vangold's technical team over the last year. This study found five prospects and one lead on Block 3A. The next phase will be to reprocess part of the seismic data with new Canadian technology to establish the detailed geometry of the prospects and to come up with the appropriate in-fill seismic programme.

Under the terms of the PSC, in the Initial Contract Period of three years, in addition to a signing bonus of US$75,000 which has been paid, Vangold will expend a minimum of US$3,000,000 to conduct a technical study and plan to acquire 1000-line kilometer 2D seismic and 50 sq km 3D seismic. Provided these results are positive, during the third year of the Initial Exploration Period, Vangold will drill one exploratory well to a minimum total vertical depth of 3,000 meters with a minimum expenditure of US$6,000,000. A finder's fee of 200,000 common shares of Vangold will be paid subject to regulatory approval.

In 2006, Chinese National Oil Company (CNOOC Limited) announced that it's subsidiary CNOOC Africa Limited signed PSCs for six blocks located in three basins in Kenya including the Anza Graben (Block 9) adjacent and to the north of Vangold's Block 3A. In total, the CNOOC acquired a total area of 115,343 sq kms. On October 4, 2007, Lundin Kenya B.V., a wholly owned subsidiary of Lundin Petroleum signed a PSC for Block 10A which covers an area on 14,748 sq kms also in the Anza basin and adjacent to CNOOC's Block 9. A news release dated October 5, 2007 stated: "Past exploration efforts dating back to the late 1980's have proven the existence of excellent quality, oil-prone source rocks, good quality sandstone reservoirs, and a multitude of structural traps which remain undrilled". Vangold intends to share technical resources and data with CNOOC and Lundin Petroleum.

Prospectivity of Block 3A acreage include Tertiary, Cretaceous and Jurassic petroleum plays which are equivalent to the plays found in Lamu, Anza and Mochesa basins. The three basins of Lamu, Anza and Mochesa converge in Block 3 acreage. Good reservoir development has been confirmed in Bahati-1, Anza-1 and Endela-1 exploratory wells drilled in Block 3A. Potential lacustrine and marine hydrocarbons source rocks of Upper Cretaceous age have been confirmed from these exploratory wells data in Anza Graben.

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

Hydrocarbons trapping mechanism includes tilted fault blocks, faulted anticlinal closures and stratigrahic traps.

In the northeastern part of the Block 3A is the southwestern extension of the Mochesa basin into the block 3 acreage. Mochesa basin is a sub-basin within the Mandera-Lugh basin and has a frontier play with poor seismic coverage. Mochesa high is the basin's structural culmination that extends in to Block 3A and could be interpreted as an accommodation zone. Mochesa basin play is conceptualized as marine Jurassic carbonates and clastics with the Upper Cretaceous shales providing the effective seals across normal faults and tilted fault blocks closures. Mochesa basin prospect [Mocheas high] in Block 3 has limited data with no well control. Reconstruction of Madagascar with East Africa depicts Mochesa basin as equivalent to Majunga Basin in Madagascar where rich [TOC 11-19%] source rocks of Jurassic age have been encountered in the exploratory wells. In Majunga basin play, Lower Cretaceous sandstones units form the potential reservoirs.

The south-eastern continuation of the Anza Graben forms part of the Block 3A acreage to the northwest. Good hydrocarbon shows have been encountered within the Cretaceous sections in the wells Ndovu, Hothori and Anza drilled in southeast part of the Anza Graben. Potential lacustrine and marine hydrocarbons source rocks of Upper Cretaceous age have been confirmed in these exploratory wells. The northwest part of Block 3A therefore, occupies the south-eastern extension of the Anza Graben, where potential evaporite seals and lacustrine/estuarine hydrocarbons source rocks of Upper Cretaceous age may exist. Traces of residual oil or Gilsonite noted in the Upper Cretaceous sandstones in Anza-1 well further emphasizes the existence of Cretaceous source rocks in Block 3A.

Lower Tertiary good reservoir quality [10-19% porosity] fluvial-lacustrine sandstones units exist in southern Anza Graben and extend to Block **3A** acreage as encountered in Endela-1, Anza-1 and Hothori-1 wells. The Tertiary play associated with Lamu basin in Block 3B has good reservoir facies in Lower Tertiary as encountered in Bahati and Wal Merer exploratory wells. The trapping is mainly structural, associated with a typical rift structural development setting. Source rocks include the Lower Tertiary Walu Shales encountered in Wal Merer [268m]. In Walu-1 well in Lamu basin, the thickness of Walu shales is approximately 2,000m.

The gravity anomalies in Block 3A range from –20 to –50 mGals around Meri and northeast of Habaswein –80mGals. The gravity data strongly suggest that the Anza Graben continues to Block 3 acreage to the northwest. Cross sections of bouguer gravity along latitudes 0° 00, 0°30N and 1° 00N in Block 3A reveal sharp subsurface gravity variations indicating heterogeneity in physical features such as the thickness of sediments, basement depth and direction of shallowing and deepening. The bouguer gravity values ranging from -30 to -40 mGal, indicates the presence of subsurface of low-density sedimentary rocks. The increasing gravity negativity from Habasweni to Meri areas indicates the down-warping of the upper mantle in that direction and thickening of the sedimentary sections. Contouring the top of the basement shows the deepening from west [0-10km] towards the centre of graben structures in Block 3A along the west-east 0°

30N profile. A steep rise of the basement to the east of Bahati well location becomes progressively gentler and deeper towards Meri depression. The variations in basement depths suggests existence of series of approximately North–South oriented intra-basin block faults within the Block **3A** acreage that have affected both basement and upper mantle. A basement gravity high separates the Endela and Meri depressions and Mochesa basement high separates the Meri depression [part of Lamu basin] from the southern margin of the Anza Graben. The Mochesa high is probably an accommodation zone with a Cretaceous-Jurassic structural culmination. The early [Karroo-Jurassic] generation of the hydrocarbons in Mochesa basin may have been trapped in the Mochesa high. Endela and Meri basin depressions have relatively thick sediments raging from Jurrasic-Cretaceous to Quaternary age Seismic data in Southern Anza Graben also confirms the continuation of the Anza Graben extensional rift structural setting in to Block 3A. However, the seismic is too widely spaced to permit detailed mapping of structural closure units. The available seismic data can only manage to image the large tilted fault blocks but with the combination of the gravity data additional high standing blocks can possibly be delineated.

Structures
Hydrocarbons trapping mechanism in Block 3 includes tilted fault blocks, faulted anticlinal closures and stratigrahic traps. Faulting in Block 3 was initiated in the Mesozoic and has intermittently been activated through Tertiary with structures being filled with chiefly fluvial-lacustrine and deltaic sediments. Evidence of Marine incursion into the southern margin of the Anza Graben including Block 3A acreage from Lamu Embayment include the presence of Upper Cretaceous-Tertiary deep marine facies encountered in the wells Anza-1, Duma-1 and Ndovu-1 drilled in Blocks 3A and 9 respectively

Reservoirs
Reservoirs in the Lower Tertiary section are expected to be porous sandstones equivalent the thick Tertiary sands penetrated in the Anza-1 well. The Anza-1 Well reservoir facies has porosities from 12-20%. In Sudan continental rift basins, Cretaceous reservoirs with porosities ranging from 20 –30% and permeability 500-5,000 millidarcies have been encountered in some wells. Prospective sandstone reservoirs having similar porosities are expected to be present in the Lower Tertiary and Cretaceous sections in Block 3A. Analogies may be drawn to the Gulf of Suez, where the rift in-fill sediments include porous reservoir quality sandstones, both beneath and within the evaporite sequence such as found in the El Morgan field.

Jurassic Carbonate and deeper Karroo sandstones sections could also provide additional reservoir objectives when found on highstanding tilted fault blocks in Mochesa High. Several horizons of Jurassic oolitic grainstones with moldic porosity have been mapped in southern margin of the Anza Graben and Mandera-Lugh Basin. Similar porous Jurassic carbonates should provide an attractive exploration objective where located in the subsurface such as interpreted on the seismic line K75-6 in Block 3A.

Source Rocks

Geological conceptual model recognizes that lacustrine oil prone source rocks are likely to have been deposited in the deeper part of the Anza basin extending in to Block 3A. Rich, organic shales are expected to have accumulated in the lakes and shallow marine estuary environments in which evaporites were probably deposited at later stages. It is interesting to note that there were no significant source rocks encountered in Anza-1 and Bahati-1 exploratory wells. The reason being the two wells were drilled on a Cretaceous high along the margin of the restricted Anza rift Graben located in the northwest area of block 3A. The geologic conceptual model suggests oil prone source rocks concentrate in the deeper basin and would not be expected to occur along the basin margin where the two wells were drilled. Endela -1 well was drilled closer to the actual basin depression but unfortunately the well was terminated at 2,800m before reaching the prospective Cretaceous section.

Prospectivity
Bahati prospect in Block 3A was matured for drilling to test the Lower Cretaceous fluvial-lacustrine sandstones sourced by intra depositional lacustrine claystones. The cap rock being the shales of Upper Cretaceous. The Bahati-1 well penetrated an interval in the Lower Tertiary of fair source rocks at 2410-2510m. Though immature in Bahati-1 well, these potential source rocks could have been mature in the deeper part of the Lamu Basin or in other parts of Block 3A. The well terminated at 3,420m in the Lower Tertiary-Upper Cretaceous and failed to test the prospectivity of the Cretaceous section.

Available Geophysical Data
- Chevron shot 3,437 line km of seismic in Blocks 3 and 2 [SEG –B] 1,967 line km in Block 3
- Amoco shot 50 line-km of seismic in the current Block 2 -[SEG Y]
- Gravity and magnetic data available

Wells drilled
- Anza, Endela, Bahati, & Meri [stratigrahic well]
- Deep wells close to the Blocks 3B Walmerer-1 and 3A Hothori-1

Others
- Geological and Landsat data interpretation available

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD SIGNS TECHNICAL EVALUATION AGREEMENT IN RWANDA WITH COMMITMENT TO ENTER INTO PRODUCTION SHARING AGREEMENT

November 02, 2007 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") reports that at a signing ceremony with the Rwandan Minister of State in Charge of Energy and Communications, Albert Butare, it has signed a Technical Evaluation Agreement for the East Kivu Graben Basin Area located in the Kivu Graben. A one year technical study has narrowed the evaluation area to 1,631 sq kms. Under the terms of the agreement, Vangold will conduct a detailed and comprehensive study of the area for the evaluation of the hydrocarbon potential and the identification of those areas of greatest prospective interest. The aeromagnetic and gravity surveys will be conducted over a period of 18 months by either plane or helicopter. The cost of the surveys is estimated to be US$1.2M. Vangold is also granted a Right of First Option to negotiate and execute a Contract for the Exploration and Exploitation of Hydrocarbons. Furthermore, the Agreement also provides for dispute resolution by way of a Conciliation Committee which shall consist of three members. Each party shall appoint a member to the Committee with the third appointed by those members.

The area in the Kivu Graben, dubbed the White Elephant, is part of the great western East African Rift System. The graben, approximately 90km wide and 200km long, trends NNE-SSW and straddles both Rwanda and the Democratic Republic of Congo. Structurally, Kivu Graben is the southern extension of the Albertine Graben in Uganda, where there has been major oil discoveries by Tullow Oil and Heritage Oil.

Favorable petroleum systems exist supporting the generation, migration, accumulation and entrapment of hydrocarbons in the graben. Based also on structural similarity, it follows that the paleo-tectonic setting and graben-fill environment established in the Albertine Graben may have extended to Kivu Graben. Therefore, according to Francis Karanja, Vangold's geologist, "It is reasonable to conclude that the favorable petroleum systems resulting in the generation and entrapment of the hydrocarbons in Albertine Graben may have also existed in Kivu Graben."

The technical study shows positive indicators of hydrocarbons generation in Kivu Graben include the existence of methane and other higher molecular aliphatic hydrocarbons in deep waters of Lake Kivu. The higher molecular gases include ethane, propane, iso-butane and traces of n-butane. Evidences to the existence of Miocene deep lakes and sedimentary basins where oil generating source rocks may have accumulated include the lacustrine sedimentary sequence outcrop of Gisakura Formation at Gisakura place and further the observed sub-lacustrine alteration of the Miocene basalts in Kivu graben. The basalts [pillow lavas] erupted sub-aqueous suggesting possibility of deep lakes in the Miocene time in Kivu Graben. Other evidence of the existence of Miocene lakes includes the shore-line deposited volcaniclastics sequences outcropping at Gisakura place. Sedimentary basins development in Kivu Graben includes East Kivu, West Kivu and Burundi's Rusizi basins with a zone of structural culmination [accommodation zone] located between the basins.

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

To ensure that these prospective basins are sufficiently developed Vangold plans to immediately undertake a reconnaissance aerial-geophysical survey covering the concession area using the magnetics, gravity and gamma. The survey would delineate the sedimentary basin areas and detect any oil seepage and will be the beginning of Vangold's new venture programme to explore for hydrocarbons in the Rwanda concession area. Historically, Rwanda has never been explored for hydrocarbons and this will be the first time in that country's history that the private sector will undertake exploration activities designed to find oil.

The hypothesis for oil and gas exploration says that whenever there is a leak or seepage in a water body it comes out in the form of bubbles and plumes. Near to Lake Kivu, Lake Victoria and adjoining areas has shown proven occurrence of petroleum and natural gas in contact zone of Precambrian and Miocene clay. Further adjoining area of Kivu Lake the possibility of oil pool can be confirmed along the contact zone of Precambrian and Miocene clay along the specific locations like Bisesero, Kibuye, Kayove and Nyamyumba etc."

Dal Brynelsen, President and CEO, told *The East African*, "There are indications of possible development of prospective sedimentary basins in Kivu Graben. However, details in terms of actual basin-fill thicknesses of the individual basins in the graben area and their petroleum potential is unknown. Vangold is committed to and prepared to underwrite this risk for the next 18 months."

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD ANNOUNCES PRIVATE PLACEMENT

November 2, 2007, Vancouver, British Columbia – Vangold Resources Ltd. ("Vangold") announces that it has agreed to a private placement of its securities consisting of the sale of up to 6,000,000 units at a price of $0.50 per unit. Each unit will consist of one share and one non-transferable share purchase warrant exercisable for a period of one year at a price of $0.60 per share purchase warrant. The proceeds of the private placement will be used to continue the various work programs in for the exploration, development of Vangold's oil and gas projects in Canada, Armenia, Rwanda and Kenya and mineral exploration in Uganda and Papua New Guinea. The private placement is subject to approval by the TSX Venture Exchange. A Finder's Fee not to exceed TSX Venture Exchange guidelines, is payable on a portion of the proceeds of the private placement.

A majority of the units will be acquired by Firebird Global Master Fund Ltd. ("Firebird") Vangold's largest shareholder. Firebird is affiliated with New York based Firebird Management LLC, which manages over US$2 billion in seven funds, with a particular focus on the former Soviet Union and other emerging markets. Firebird is also Vangold's 49% partner in Horn Rare Metals Ltd ("Horn"). Horn controls a 90% interest in seven beryllium mines located in Uganda and has the rights to hold a 100% interest in two beryllium mines located in Brazil. Horn is currently undertaking a proposed business combination with Janina Resources Limited ("Janina") which has filed with the TSX Venture Exchange for initial comments on a draft preliminary filing statement (See News Release November 1, 2007). Upon completion of the proposed business combination, Janina will change its name to International Beryllium Corp.

To find out more about Vangold Resources Ltd. please visit our website or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca or visit our website at www.vangold.ca .

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD ANNOUNCES PRIVATE PLACEMENT INCREASE

November 23, 2007, Vancouver, British Columbia – Vangold Resources Ltd. ("Vangold") announces that due to the level of interest from potential investors, the previously announced private placement (See News Release of November 2, 2007) consisting of the sale of up to 6,000,000 units at a price of $0.50 per unit, the private placement will be increased to 9,000,000 units at a price of $0.50 per unit. Each unit will consist of one share and one non-transferable share purchase warrant exercisable for a period of one year at a price of $0.60 per share purchase warrant.

The proceeds of the private placement will be used to continue the various work programs for the exploration and development of Vangold's oil and gas projects in Canada, Armenia, Rwanda and Kenya and mineral exploration in Uganda and Papua New Guinea. The private placement is subject to approval by the TSX Venture Exchange. A Finder's Fee not to exceed TSX Venture Exchange guidelines, will be payable on a portion of the proceeds of the private placement.

To find out more about Vangold Resources Ltd. please visit our website or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca or visit our website at www.vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

JANINA RESOURCES LIMITED COMPLETES REVERSE TAKE-OVER, NAME CHANGE AND AMALGAMATION WITH HORN RARE METALS LTD.

VANCOUVER, B.C., November 27, 2007, Vangold Resources Ltd. (TSXV:VAN) ("Vangold") – Anthony G. Dutton, Chief Executive Officer and director of Janina Resources Limited ("Janina") and Dal Brynelsen, President of Horn Rare Metals Ltd. ("Horn") and President and CEO of Vangold, are pleased to announce the successful completion of the amalgamation, reverse take-over and name change of Janina Resources Ltd. to International Beryllium Corporation.

Janina will begin trading under its new name "International Beryllium Corporation" ("IBC") and its new trading symbol "IB" effective November 28, 2007. On July 27, 2007 Janina closed a private placement of subscription receipts of its wholly owned subsidiary. Effective November 23, 2007 the subscription receipts have been automatically converted into units of IBC without any further action on the part of the subscribers. The subscription receipts have been automatically cancelled and the net subscription proceeds plus interest earned thereon have been released by the Escrow Agent to IBC. Each unit is comprised of one common share of IBC and one-half of one share purchase warrant. Each whole share purchase warrant will be exercisable into an additional common share of IBC on or before November 23, 2009 at a price of $0.75 each. The gross proceeds received by IBC from the subscription receipts financing was $10,055,000. Bolder Investment Partners, Ltd. acted as agent for part of the financing and in connection therewith was paid $80,000 from the gross proceeds of the subscription receipt financing

Pursuant to the amalgamation Janina's wholly owned subsidiary amalgamated with Horn Rare Metals, Ltd., formerly a 51% owned subsidiary of Vangold, to form International Beryllium Holdings Ltd. As part of the amalgamation, Firebird Global Master Fund Ltd., ("Firebird") a former shareholder of Horn, received 24,390,244 common shares of IBC in exchange for its Horn common shares and Vangold received 25,609,756 common shares of IBC in exchange for its Horn common shares. Consequently, upon completion of the amalgamation, Firebird holds directly 28.16% of the issued and outstanding shares of IBC and Vangold holds 29.57% of the 86,601494 outstanding shares of IBC.

Vangold's shares were acquired for investment purposes and are held in escrow as described in the Filing Statement of IBC filed in connection with the transaction. While Vangold does not intend to acquire further securities of IBC, it may in the future acquire or dispose of securities of IBC, through the market or otherwise, as circumstances or market conditions warrant.

The objective of International Beryllium Corporation is to become a premier vertically integrated global beryllium and beryllium alloys processing and distribution company serving the major beryllium using industries.

To find out more about Vangold Resources Ltd. please visit our website or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca or visit our website at www.vangold.ca .

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

FINANCIAL HIGHLIGHTS FOR THIRD QUARTER 2007 AND ANNOUNCES AGREEMENT FOR SALE OF KILLAM NORTH INTEREST

November 29, 2007 - Vangold Resources Ltd. ("Vangold") published its 2007 third quarter unaudited consolidated financial and operating results on November 29, 2007. Complete financial statements may be reviewed at www.vangold.ca or www.sedar.com.

For the nine months ended September 30, 2007, Vangold had a strong balance sheet with working capital of $4,445,638 and no long-term debt. Briefly, reported revenues were $1,760,721 with a net loss of ($746,367). Expenditures consisted of $859,094 on oil and gas properties and $1,192,536 on mineral exploration.

FINANCIAL HIGHLIGHTS Q3 2007

	Three Months Ended September 30, 2007	Three Months Ended September 30, 2006
Net Income	($245,350)	$308,558
Total Assets	$15,093,636	$14,590,963
Total Revenue	$565,522	$1,123,791
Total Expenses	$680,755	$553,224
Cash and Cash Equivalents	$4,229,334	$5,590,249
Total Working Capital	$4,445,638	$5,989,581

Vangold also announces, effective November 28, 2007, the sale of its 26.25% interest in the Killam North oil field for proceeds of $4,668,000. On the advice of independent oil and gas consultants, the Board determined that the sale is a prudent move by Vangold because the Killam North field will be shut in for almost one year during the upcoming waterflood. Accordingly, the resulting lack of revenue, coupled with the high cost of the waterflood and attendant risks prompted the Board's decision.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

VANGOLD

VANGOLD RESOURCES LTD. TSX-V-VAN

NEWS RELEASE

**VANGOLD CLOSES TRANCHE I
OF PRIVATE PLACEMENT**

December 5, 2007 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") - Vangold announces the closing of Tranche I of the private placement announced on November 2, 2007 and November 22, 2007 the full amount of which consists of 9,000,000 units at $0.50 per unit with each unit consisting of one share and one share purchase warrant exercisable for a period of one year at $0.60.

Tranche I consists of 4,300,000 units. The shares are subject to a hold period and may not be traded until April 6, 2008.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email at brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Suite 1730, 650 West Georgia Street, P.O. Box 11622, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD CLOSES TRANCHE I I
OF PRIVATE PLACEMENT

January 2, 2008 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces the closing of Tranche II of the private placement announced on November 2, 2007 and November 22, 2007. On December 13, 2007 Vangold announced the closing of Tranche I which consists of 4,300,000 units at a price of $0.50 per unit. Each unit includes a share purchase warrant at a price of $0.60 for a term of one year.

Tranche II consists of 2,587,000 units. The total number of units to be issued under the private placement is 6,887,000. The shares are subject to a hold period and may not be traded four months for the date of issue which will be December 27, 2007.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email at brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Suite 1730, 650 West Georgia Street, P.O. Box 11622, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD ACQUIRES 50% INTEREST IN ADDITIONAL PETROLEUM PROPERTY IN ARMENIA

January 14, 2008 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") - Further to a New Release of May 23, 2007 regarding the signing of a Production Sharing Agreement ("PSA"), Vangold announces that it has signed an Acquisition of Interest Agreement for the acquisition of one half of the economic interest for exploration and production of petroleum for Block 6 in Armenia. Block 6 is approximately 3,600 km^2 and is located in southern Armenia between the Azerbaijan, Iran and Nakhichevan borders. As consideration of the Interest, Vangold will issue 100,000 common shares upon completion and will grant an option on a further 100,000 shares for a period of 12 months. The Agreement is subject to the approval of the TSX Venture Exchange.

The Agreement is with Blackstairs Energy PLC ("Blackstairs"), a private company based in Dublin, Ireland. Blackstairs will operate the Block under the terms of the Production Sharing Agreement. An office has been opened in Yerevan. General Manager, Mr. Papworth, a UK-based petroleum exploration consultant with over thirty years of experience, in areas including the North Sea, onshore UK, Libya, Egypt, Tunisia, Malaysia, Gabon, Namibia, Georgia and Russia who has worked intermittently in Armenia since 1994, will oversee the project.

Contract & Licence Issues

The PSA was signed with the Government of Armenia on April 27th 2007. The contract covers the areas designated "Blocks 4, 5 and 6" and extends to c. 13,775 sq. km (c. 3.4 Million acres) in central and southern Armenia. The contract will be operated by Blackstairs Energy plc in partnership with Vangold Resources. The associated "Exploration Licence Permits" and the "Licence Agreement" were also approved by the Armenian authorities in May 2007 and December 2007 respectively. These permits and agreements allow the joint-venture full access to the existing technical archive data and clearance to commence technical operations throughout the entire permit area.

The term of the contract is for 5 years with two additional extensions each of 2 years negotiable with the authorities. The work programme over the initial 5 years comprises Geological Studies, Gravity and Geochemical studies, Remote Sensing and 170 km of 2D seismic. The financial commitment is 2.4 Million $US over the initial 5 year term.

Geological Summary

Blocks 4 and 5 lie mainly in the "Central Depression"- a series of complexly structured Cretaceous-Tertiary fill basins. An older Jurassic-Cretaceous fill basin is developed to the south in Block 6. Numerous indications of hydrocarbons, including surface seeps of oil and gas and well- bore hydrocarbon shows are seen throughout the area of the Licence.

Technical Activities & Licence Administration

Immediately on signing the Petroleum Contract, the Blackstairs Energy-Vangold Resources joint-venture began putting a technical and office infrastructure in place in Yerevan. A General Manager was appointed, local technical, financial and administrative staff recruited, and an office building with excellent communications and exploration technical software was configured.

A comprehensive technical programme was designed and initial evaluation commenced in May 2007. To date the following projects have been significantly advanced:

- **Collation, Analysis and Review of Existing Technical Data**

A systematic examination of all existing geological, geophysical, well bore and historical technical report data is ongoing. This study is accessing data from the State Geological Archive and various Armenian technical institutes as well as from published studies. These data are being digitized and incorporated into a modern GIS database. By year-end considerable progress has been made and already certain areas have been highlighted for more detailed study. A series of field visits have also successfully located and calibrated the position of key boreholes.

- **Remote Sensing Satellite Imagery Study.**

A major contract was awarded to InfoTerra (a specialist UK contractor) covering the evaluation of high-resolution satellite imagery and the generation of 1:250,000 and 1:100,000 scale geological maps and structural studies over the entire permit area. Several interesting trends have been identified for more detailed analysis and in-field verification. These remote-sensed data will also provide valuable information for the location, design and physical access / logistical aspects of the future 2D seismic programme. By year-end the satellite imagery study was well advanced and a more detailed phase of evaluation and mapping will begin in January 2008.

- **Gravity Survey**

A contract to acquire a major 5000 station regional gravity survey was awarded in August 2007 to the Gyumri Institute- a specialist Armenian geophysical institute. The survey area is initially focused on Blocks 4 and 5. A significant proportion of the survey was successfully acquired by December; operations will re-commence in the spring 2008. Compilation of the final Bouger and Terrain-Corrected gravity maps is underway and these data will be integrated with the GIS database and the results emerging from the satellite imagery studies.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email at brynelsen@vangold.ca.

On Behalf of the Board of
VANGOLD RESOURCES LTD.

"Dal Brynelsen"
Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

2007 DRILL PROGRAM AT FENI ISLANDS COMPLETED

January 29, 2008 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") and New Guinea Gold Corporation ("NGG") report that the 2007 diamond drill program to test new targets at the Feni Project has completed. Consulting Geologist, Doug Hutchison has provided his preliminary report concluding that no significant results were obtained in this drilling program.

A total of six diamond holes for a total meterage of 691.6m were drilled during 2007. One hole was sited at the Dome Prospect within the Kabang Caldera. The other five holes tested the Dan Magal area located outside the caldera to the southwest, a previously untested target. Planned drill targets and 2007 drill hole locations are shown in the attached map.

In addition, surface mapping and rock chip/channel/grab sampling was undertaken along some drill access tracks at Dan Magal. A total of 569 drill core, 106 chip channel and 32 grab samples were collected.

Initially 10 holes were planned for a total meterage of 1000-1500m. However, due to a combination of continual rig and machinery breakdown, bad weather, difficult ground conditions at some holes, and difficult logistics, the planned program proved to be far too ambitious.

At the Dome Propect, one hole was completed, VDH001 to 123m. The hole intersected 122m of relatively fresh to weakly clay altered trachyte lava beneath 1m of tephra. No significantly altered or mineralised ground was intersected. All assay results are less than 0.1g/t Au with low copper values. No further work is justified.

At the Dan Magal Prospect, five holes were completed to depths between 69.3m and 162.3m (downhole). All five holes intersected weakly to strongly altered, sheared and locally brecciated trachyte and andesite intruded locally by syenite porphyry. Alteration styles include silicic, phyllic, argillic, propylitic and locally potassic. Silicified hydrothermal and structural breccias are present, particularly at structural intersections. Veining and mineralisation includes quartz-carbonate-anhydrite-pyrite-alunite; quartz-hematite-pyrite; and carbonate-quartz-pyrite. Disseminated pyrite , <1% to 10%, is widespread with local trace chalcopyrite. Similar lithologies were mapped along drill access tracks.

The geology and alteration at Dan Magal is very similar to the Lodolam deposit on Lihir Island. However, the surface and drill assay results are universally low for gold, <0.1g/t Au. Holes VDH002 & VDH005 contained moderately anomalous copper with average values of 249ppm Cu and 215ppm Cu, respectively. No further drill testing is recommended at Dan Magal.

Mr. Dal Brynelsen, Vangold's CEO and President commented: *"Although these results are disappointing it is important to note that this program only tested two new areas so the information obtained from this program only relates to these areas. There are many other areas to be tested on Feni. Therefore, we plan to have an independent geologist review the results from all programs and make recommendations on a further drill program. Certainly the potential for the Feni Islands has not been extinguished by the 2007 program."*

The Feni Project lies within the Lihir Corridor which is a structural-volcanic arc extending from Allied Gold's Simberi gold project on Simberi Island through the Lihir Islands to Bougainville Island. Two major ore bodies (in addition to Allied Gold's Simberi project) occur within this arc including the Lihir Mine with approximately 50 million ounces of gold mined and in current resources and the Panguna porphyry copper/gold system on Bougainville Island.

The technical data in this release was prepared by or under the supervision of Douglas Hutchison. Mr. Hutchison has an MSc in Geology, 28 years mining industry experience, is a Member of the Australian

Institute of Geoscientists, and meets the requirements of NI 43-101 for a qualified person. The Feni Project is presently owned 50/50 NGG and Vangold with Vangold solely funding exploration to increase its holding to 75%.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release. The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company.


Vis Au 3.0
Kabang Caldera
Dome Prospect
Up to 33g/t Au in hotspring precipitate
Kapkai Prospect
VDH001
VDH005
VDH004
VDH002
VDH003
VDH006
Vis Au
Waramung Prospect
STRUCTURE
KABANG
Au in Drillholes (Kabang Breccia)
16.9
Drill Targets
Altered syenite porphyry + breccia + disseminated chalcopyrite +pyrite
> or = 0 01 g/t Au in soil
Geothermal areas
Structure
Inferred structure
16.9 Panned concentrate with Au value (g/t)
Vis Au Visible Au in PC sample
Feni Island
Drill Targets

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

COPPERMOLY LIMITED LISTS ON AUSTRALIAN STOCK EXCHANGE

February 1, 2008 - Vancouver, British Columbia - Vangold Resources Ltd ("Vangold") and it's joint venture partner, New Guinea Gold Corporation ("NGG") are pleased to announce the listing of Coppermoly Limited's ("Coppermoly") Initial Public Offering on the Australian Securities Exchange ("ASX") on January 31, 2008. The IPO raised AU$8 million and is the successful outcome of a planned reorganization of exploration assets, specifically the Mt. Nakru (Vangold 25%) and Simuku copper molybdenum projects previously announced in a News Release dated October 26th, 2007. Coppermoly issued a release to the ASX on 30th January 2008, a copy of which follows.

Vangold holds directly 1,000,000 shares in Coppermoly and a further 5,263,158 shares indirectly through it's shareholding in Pacific Kanon Gold Corp. NGG holds a direct 46% (38,273,684 shares) interest in Coppermoly and a further indirect interest of approximately 5.8% (5,263,158 shares) through it's shareholding in Pacific Kanon Gold Corp. NGG acquired a 29% direct interest in Coppermoly in consideration for the transfer of the title of the two projects to Coppermoly. These shares are escrowed for two years. A further 17% was acquired by a direct investment by NGG in Coppermoly. This was achieved by way of a $2 million short-term Loan Agreement with Vangold. The loan is subject to a 5% per annum simple interest rate. Subject to TSX-V Exchange approval, NGG will also issue 400,000 shares of the Company to VAN plus 400,000 bonus warrants, exercisable at $0.60 for a period of two years. The sale of these shares and any shares acquired as a result of the exercise of the bonus warrants are subject to a sale restriction of one year.

The Mt Nakru copper-gold system which is located in West New Britain, is a large acid-intermediate, volcanic-intrusive complex which covers $30km^2$, much of which is mineralised to a greater or lesser degree. The complex marks the topographically highest point within the Kulu-Awit corridor. Four separate prospects have been identified with significant copper and gold values found in outcrop, trench or drill samples, along with significant silver, molybdenum and zinc grades. The prospects occur within a 5 km diameter circular topographic feature, which may represent a caldera type structure or a zone of doming and tensional fracturing above a rising intrusion. The circular feature is intersected by N-E and N-W trending lineaments which become important controls for the focussing of mineralisation. Airborne geophysics and stream geochemistry indicate the system may be larger than the area explored to date. Mt. Nakru 1 is the most advanced of the four prospects and has the best potential to host a large Cu-Au deposit. Deep auger soil sampling, more than 10km of hand and bulldozer trenching and nine drill holes have been completed.

The Simuku Project project provides an excellent opportunity for participation in a porphyry copper system with high molybdenum credits in a relatively accessible and lower cost region of Papua New Guinea. On 12th September 2005 and the 3rd October, NGG announced trench results for the Simuku Project, which included very significant molybdenum results. The best trench intersection was 72m of 0.17% molybdenum. Molybdenum prices have increased very substantially in the last two years. A total of 23 kilometres of bulldozer/excavator-trenching and 12 drill holes have now been completed at the project. All results of the trenching were released in a Press Release dated 27 March 2006 and an independent NI 43-101 report was also filed on Sedar.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

COPPERMOLY Limited

ADDRESS
PO Box 7996
Gold Coast Mail Centre
Qld 9726 Australia

ABN 54 126 490 855

PHONE
+61(07) 5592 2274
FAX
+61 (07) 5592 2275
EMAIL
info@coppermoly.com.au
WEBSITE
www.coppermoly.com.au

ASX/media announcement
30 January 2008

COPPERMOLY TO COMMENCE RESOURCE DEFINITION DRILLING; Molybdenite intersected in two drill holes

Coppermoly Limited (ASX:COY), which lists on the Australian Securities Exchange today, has completed two drill holes intended to extend the known molybdenum mineralisation at its Simuku Project on New Britain island, Papua New Guinea and assays are expected in approximately four weeks. Molybdenite (a mineral which contains molybdenum) was intersected in both holes. Further details are given later in this release.

The company will commence resource definition drilling at both the Simuku and Mt Nakru copper/gold/molybdenum systems in the near future with the main objective of defining resources within 18 months.

Peter Swiriduik Managing Director commented: *"We have two drill rigs immediately available to start drilling once upgraded and extended camp facilities are in place. Two excavators and two bulldozers are being scheduled to assist in drill road preparation, trenching and access and by mid-year we expect to have four drills operating.*

"Coppermoly's management has extensive experience in Papua New Guinea and is very comfortable working in that country. Bob McNeil, Chairman, was previously General Manager for Esso in Papua New Guinea in the 1980's, and Doug Hutchison, Chief Operating Officer, has more than 30 years experience in Melanesia, including Papua New Guinea,." Mr Swiridiuk added.

Chairman Bob McNeil, who is also Chairman and CEO of the company's largest shareholder, New Guinea Gold Corporation, (TSX-V:NGG) said Coppermoly was fortunate to have the benefit of considerable early exploration. *"These are very exciting projects. Extensive preparatory and exploration work, totalling in excess of AUD$20 million in today's dollars, has been completed by past explorers including Esso and New Guinea Gold. The properties were first explored by Esso, but largely lay dormant during the low metal prices of the 1990's.*

The following key points combined highlight why Coppermoly's projects stand out from those of its competitors.

- ***Location** – excellent location with road/track access, close to infrastructure including port and jet airport, and relatively easy tailing disposal. This will ultimately lead to lower exploration costs, capital requirements for development and likely mine operating costs.*

- ***The extensive exploration already completed includes over 40 kms of bulldozer/excavator trenching plus additional hand trenching and more than 50 drill holes.** This drilling and trenching suggests the systems are very large – with alteration over more than 10 sq kms at each project – and likely to contain widespread copper and gold mineralisation comparable to other porphyry copper systems in Papua New Guinea.*

- ***The two projects have separate gold and/or molybdenum potential** which may be amenable to early development. At Mt Nakru trench results included 35m at 7.26g/t gold and 42m at 2.70g/t*

gold including 3.0m at 16.8g/t gold. At Simuku trench results include 78m at 0.133% molybdenum and drill results 19m at 0.32% molybdenum and 0.10% copper."

The geological potential of the properties is illustrated by the drill and trench results listed below.

Simuku	**Mt Nakru**
Trench Results	**Trench Results**
78m at 0.133% molybdenum (including) 15m at 0.25% molybdenum)	245mat 0.80 g/t gold
70m at 0.40% copper	45m at 2.50 g/t gold
14m at 0.26 g/t gold and 1.03% copper	25m at 1.43% copper
	25m at 1.06% copper
	4.0m at 6.6% copper
Drill Hole Results	95m at 2.88 g/t gold (including) 35 m at 7.26 g/t gold
	42m at 2.70g/t gold (including) 3.00 m at 16.80 g/t gold
63m at 0.52% copper and 0.12g/t gold	
77m at 0.49% copper and 0.11g/t gold	**Drill Hole Results**
58m at 0.53% copper and 0.10g/t gold	
7m at 0.60% molybdenum	94m at 0.43% copper and 0.46g/t gold
	74m at 0.78% copper, including 21m of 1.10% copper.

Papua New Guinea has one of the worlds most dynamic tectonic zones that offer the potential of very large mineral deposits that typically continue at depth.

All drill and trench information is available at www.coppermoly.com.au or www.newguineagold.ca

Simuku Molybdenum Drill Core Description – Holes SMH015 and SMH016

Two drill holes have been completed in the Misile Hill – Horseshoe area at the Simuku Project. Both holes were located at 169456E/936791N. SMH015 was drilled on an azimuth of 270°M, inclination of -70° to a depth of 50.8m. Hole SMH016 was drilled at an azimuth of 023°M, inclination of -60° to a depth of 123.1m. These holes are approximately 250m south of the SMH014 which intersected 19m from surface of 0.32% molybdenum.

Conrad Palaulo, Supervising Geologist for Coppermoly Limited, described the core as follows: *"The first 20m (0-20m) of hole SMH015 consists of strongly oxidised fractured brecciated argillic over phyllic altered dacite porphyry with pyrite, chalcocite, molybdenite and hematite disseminates. Silicified clasts have hematite quartz stock-work veining.*

From 20m to 35m, the core consists of silicified phyllic altered dacite to feldspar dacite porphyry with fine hairline pyrite and quartz veinlets with chalcopyrite, molybdenite +/- chalcocite crystals associating along the veinlets mostly as dissemination. Within this zone are narrow sheared fault zones consisting of puggy gray clay plus sulphides and quartz plus feldspar dacite porphyry clasts with fine disseminated molybdenite and pyrite (5-10%) with chalcopyrite/pyrite/molybdenite veins. The geology is similar to that logged for SMH014 (100m) drilled 250m to the North.

In hole SMH016 the first 15m (0-15m) consists of strongly oxidised, argillic altered, brecciated to friable silicified fragments of dacite porphyry with oxidized clay and sandy material comprising quartz, chalcocite, hematite, minor jarosite, +/- pyrite.

From 15m through to 25.80m is argillic over phyllic altered, brecciated friable dacite porphyry fragments and clasts with oxidized clay, brecciated intervals of dacite porphyry in parts. The interval comprises of pyrite mostly in disseminated form, chalcocite, molybdenite, limonite (hematite) staining with minor quartz hematite stockwork along the brecciated units in this interval. Oxidation is generally strong from top of the hole down to the contact where it is mostly fracture controlled at 25m.

The entire hole is brecciated with angular – sub-angular quartz-dacite porphyry fragments within clast – clay supported matrix. Sulphide mineralisation is mostly pyrite in a disseminated form +/- chalcocite molybdenite (1-2%). Below the oxidation zone (0-25m) is strong to moderately silicified with quartz stock work/veinlets +/- chalcocite +/- molybdenite +/-chalcopyrite. Epithermal textured quartz is present in places as fracture fills. Chalcocite content decreases from this interval mostly in disseminated form, after 50m and gradually diminishes. Molybdenite generally appears as disseminates.

For further information please contact Bob McNeil, Chairman Coppermoly Limited, (07) 5592 2274, or Kevin Kartun or Brian Mahoney, FRC (Financial & Corporate Relations) (02) 8264 1002/3 or Bernadette Sukkar (Associate Director) Novus Capital Limited, (02) 9375 0114, Mobile: 0409 813 364.

The information in this report that relates to Exploration Results is based on information compiled by Bob McNeil, who is Fellow of the Australian Institute of Mining and Metallurgy. Bob McNeil is employed by Macmin Silver Ltd and New Guinea Gold Corporation.

Bob McNeil has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Bob McNeil consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.



R.D.McNeil
CHAIRMAN
Coppermoly Limited

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD RECEIVES REPAYMENT OF LOAN FROM NEW GUINEA GOLD CORP.

February 22, 2008 - Vancouver, British Columbia - Vangold Resources Ltd ("Vangold") is pleased to report that New Guinea Gold Corp. ("NGG") has repaid the $2M loan, announced on February 1, 2008, with interest calculated at a rate of 5% per annum. The loan was outstanding for 33 days. Furthermore, as announced by the TSX Venture Exchange on February 20, 2008, it has accepted for filing the issuance of the 400,000 bonus shares and 400,000 bonus warrants of NGG to Vangold. The bonus warrants are exercisable for two years at $0.60. The shares and warrants are subject to a one year hold period.

Mr. Dal Brynelsen, Vangold's CEO and President commented: *"We are very pleased that Vangold was able to assist NGG with the bridge loan to enable the completion of the Coppermoly prospectus which raised AU$8M for exploration on its copper/moly/gold deposits. While NGG was in a position to fund Coppermoly it was the decision of NGG management that those funds be held in reserve for its Sinivit project pending the upcoming warrant exercise."*

Vangold holds directly 1,000,000 shares in Coppermoly and a further 5,263,158 indirectly through it's shareholding in Pacific Kanon Gold Corp.

Mr. Brynelsen further commented: *"The vast experience of NGG's technical staff in exploration in Papua New Guinea, combined with the previous historic drill results gives us a superior level of confidence in the exploration success at Mt. Nakru and Simuku. Water access and a good road network overcome many of the challenges normally encountered in this area of the world. With existing drill equipment and manpower the Coppermoly exploration team is planning a very fast startup."*

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

NEWS RELEASE

VANGOLD REPORTS ON OIL AND GAS INTERESTS IN KENYA, RWANDA AND ARMENIA

February 28, 2008 - Vancouver, British Columbia - Vangold Resources Ltd. ("Vangold") has been actively working in Kenya, Rwanda and Armenia over the last 18 to 24 months. President and CEO Dal Brynelsen, comments: *"We have successfully opened offices in Yerevan and Nairobi to support our properties in Armenia, Kenya and Rwanda. We have staffed these offices with excellent technical people who have achieved an exceptional amount of information gathering and compilation with the help of consultants in the UK and Canada. All of the three properties which cover in total 43,000 sq kms have exhibited excellent potential for hydrocarbons. We are very encouraged and look forward with great excitement to the next several years for which we owe special thanks to our technical staff. At my request they have prepared the following report on our current operations and future plans."*

Kenya

Mr. Francis M. Karanja, the lead exploration geologist, reports: Vangold Resources Kenya, a wholly owned subsidiary of Vangold, has acquired an office in the Nairobi industrial area to provide technical support for operations in Kenya and Rwanda. Vangold Kenya has retained the services of a technical team comprising three geoscientist consultants and one administration officer. The three geoscientists include an exploration geologist, exploration geophysicist and a senior geologist. The experienced technical team has developed a clear operational plan and budget. The team has also acquired the SMT Kingdom software to undertake in-house interpretation and handling of the geophysical and geological data.

In Kenya, Vangold has acquired a large [12,270 km2] land package [Block 3A] which partly lies along the proven hydrocarbons fairway of Central Africa Rift system [CARS]. The Block 3A acreage occupies a convergence area of three sedimentary basins of Anza, Mochesa and Lamu Embayment. The Anza basin [Graben] in Kenya is the termination rift of the Central African Rift System in north east Kenya. The basin forms the south-eastern extension of the prolific Melut and Muglad rift basins in southern Sudan where working petroleum system have been proved and oil discovered. Potential source rocks for hydrocarbon generation and evidences of a Cretaceous working [oil generation] petroleum system exist in Anza Graben in Chalbi sub-basin to the north-east of Block 3A. Past petroleum exploration in Block 3A include geological, geophysical and geochemical studies resulting in establishment of the geological setting and prospectivity of the block. The prospects associated with Anza Graben in Block 3A acreage are the most promising and will be given the first priority by Vangold management. Two exploratory wells have been drilled in Block 3A.

Vangold has already acquired the previous data on petroleum operations in Block 3A from the National Oil Corporation of Kenya and now in the process of re-processing the data followed by interpretation, basin modeling, data integration and establishment of leads/prospects in Blocks 3A & 3B. Before the end of the Initial Exploration Period of three [3] contract years, Vangold will acquire more 2D/3D seismic data and drill one exploratory well.

In addition to Block 3A, Vangold has a one year study option for Block 3B [12,270 km2] which lies in Lamu Embayment basin south of Block 3A. The block has adequate magnetic and gravity data with sparse seismic coverage. Two exploratory wells have been drilled in the block. Vangold will re-process the relevant geophysical data and undertake interpretation and integration of the data including basin modeling for possible existing of active Tertiary, Cretaceous or Jurassic age petroleum systems. The hydrocarbons prospectivity of Block 3B based on the existing data will be established and a lead map for the block generated. Vangold has the option to acquire the block under the Production Sharing Contract [PSC] or drop the acreage after one year study.

The leadership in Kenya, both the government and opposition are actively engaged in mediation talks that has resulted in reduced incidences of violence in the western region of the country. The eastern part of the country where Block 3 falls has remained unaffected and oil exploration activities of Lion petroleum [block 1], CNOOC [block 9] and Lundin [block 10a] continue unabated. Recent intervention by the US State Department, European Union, African Union and the rest of the world augurs well for the outcome of the talks.

Rwanda

On March 1, 2007 Vangold reported that it was granted the exclusive rights to commence negotiations for a production sharing license for oil and gas in the northwestern part of Rwanda. The concession, a 2,708 sq kms area, represented 11% of the land mass of Rwanda. Vangold's technical team had previously undertaken a technical review of all information available and negotiations commenced. Subsequently, in October, 2007 Vangold successfully negotiated and signed a Technical Evaluation Agreement for the East Kivu Graben Basin area located in the Kivu Graben. A one year technical study narrowed the area to 1,631 sq kms.

The main achievement Vangold envisages in Rwanda Kivu Graben is the establishment of the existence of potential sedimentary basin where hydrocarbons may have accumulated. The task to achieve the objective will involve undertaking a defined and specified airborne geophysical survey [gravity & Magnetic] programme in the entire Vangold's Kivu Graben block that includes the Rwanda portion of the Lake Kivu waters. The acquired data will be subjected to interpretation using state-of-art technology. Vangold has evidence of a possible working petroleum system in Kivu Graben with the existence of high carbon chain hydrocarbons in the deep waters of Lake Kivu. Such hydrocarbons originate from a source rock adequately matured and deeply [<2,000m] in-bedded in the possible Tertiary lake sediments sequences in Kivu Graben. Lake sediments of Tertiary age outcrop at Gisakura area in south-west Rwanda.

The Kivu Graben is the southern extension of the Albertine Graben in Uganda and DRC where a Tertiary age working petroleum system has been proved and oil discovered by Tullow Oil and Heritage Oil. We believe a similar [Tertiary age] working petroleum system exists in Kivu Graben with a possibility of oil generation and accumulation in Kivu Graben. Therefore, Vangold has further commissioned ASAR imagery study of lake Kivu waters as a similar study in Lake Tanganyika to the south has revealed 10 oil seeps

Armenia

Mr. Gerry Sheehan, Managing Director of Blackstairs Energy plc reports as follows on Vangold's operations in Armenia:

An Exploration and Production Sharing Contract was signed with the Government of Armenia on April 27th 2007. The contract covers the areas designated "Blocks 4, 5 and 6" and extends to c. 13,775 sq. km (c. 3.4 Million acres) in central and southern Armenia. The contract will be operated by Blackstairs Energy plc (50%) in partnership with Vangold Resources (50%). The associated "Exploration Licence Permit" and the "Licence Agreement" permits were also approved by the Armenian authorities in May 2007 and December 2007 respectively. These permits allow unrestricted access to the Licence Area and the commencement of various technical operations in the blocks.

The term of the contract is for 5 years with two additional extensions each of 2 years negotiable with the authorities. The work programme over the initial 5 years comprises Geological Studies, Gravity and Geochemical studies, Remote Sensing (Satellite Imagery) and 170 km of 2D seismic. The financial commitment is 2.4 Million $US over the initial 5 year term.

The commercial terms of the Exploration and Production Sharing Contract are attractive and serve to ensure that even quite small accumulations of either oil or gas will be viable for commercial development. Armenia currently imports all of its hydrocarbons and there is a ready open market for any indigenous hydrocarbons.

Geological Summary and Prospectivity

The sedimentary basins of Armenia are relatively under-explored. The geological history is complex due to the major Caucasus mountain–building structural events. Two main sedimentary basins are recognized- the "South-Western Basins" extending west to Armenia's border with Turkey and the "Central Depression" covering the central part of the country extend east to the border with oil-rich Azerbaijan and south towards the border with Iran. Within these basins lie a series of smaller complex sub-basins. The structural style identified within these basins displays good potential for the development of multiple hydrocarbons traps with widespread evidence of folding, faulting and complex fault thrusts. The Central Depression covers most of the joint-venture's Licence Area and contains a broad age range of sediments from the oldest Devonian era sequences right up to thick recent sediments. This broad sequence offers the potential for the development of various reservoir, source and seal combinations. In the extreme south in Block 6, adjacent to the Iranian border, a Jurassic-Cretaceous sub-basin is virtually unexplored and may offer significant hydrocarbon potential.

Previous hydrocarbon exploration has been patchy and unsystematic and undertaken using fairly basic geological and geophysical techniques. From 1947 up to 1990 the former Soviet authorities undertook fairly sporadic programmes of seismic and drilling, often lacking in geological and adequate seismic control. Two key well results emerged from this phase of exploration. The Shorakhpur-1P well east of the capital Yerevan encountered minor oil. Further west at Armvir the Oktemberyan-13E well flowed gas at low rates for 6 months. Numerous other boreholes encountered indications of both oil and gas and several oil and seeps are also well documented; these are scattered widely throughout the Licence Area. This phase was followed in the 1990's by a seismic and drilling campaign by AAEC. Their well- Azat-

1- drilled to 3524 metres and again encountered minor oil shows before being terminated for operational reasons. In 2007 Transeuro Energy Corp. drilled the Kamir-1 exploration well and reported an extensive reservoir interval with well logs indicating a thick zone of low gas saturations. Transeuro also reports that this well has now been suspended with a view to additional logging and testing programmes later in 2008.

The exploration programmes to date offer sufficient encouragement to infer the development of a working petroleum system. However, a more systematic geological and geophysical evaluation programme is required to advance our understanding of the hydrocarbon prospectivity. The Blackstairs-Vangold joint-venture is now well advanced in developing a new geological model for the area. A team of local and western professionals has been assembled and a technical work progamme is underway. The historical data is being carefully analysed and incorporated to a modern GIS database. These data are already yielding valuable geological information and greatly assisting in the evolution of a new geological model for the area. In order to understand the major controls on structure formation and sedimentation a Remote Sensing study (high-resolution Satellite Imagery) was completed in 2007. This is being followed up with more focused evaluation of certain areas highlighted from the initial phase and field validation of newly identified geological trends is ongoing.

A major gravity survey (5000 stations) over Block 4 and 5 also started in 2007 and will resume in early summer 2008- this will serve to elucidate the subsurface structural trends and will be integrated with the Satellite Imagery and field structural and geological mapping. The ultimate objective of these studies is to highlight areas for a focussed programme of 2D seismic acquisition targeted at significant structural trends in promising fairways for reservoir, seal, source rock and migration route development. Ultimately the joint-venture aims to assemble a good quality prospect portfolio and rank these individually for a future drilling campaign.

In summary, the geological and geophysical data from the historic exploration programmes indicate extensive basinal areas with encouraging evidence that a viable petroleum system may be developed. The nature and complexity of the structural trends would indicate that a broad range of trap size is possible. The extensive stratigraphic sequences should offer multiple reservoir possibilities. The modern systematic exploration programmes being undertaken by the Blackstairs-Vangold joint-venture should considerably add to our understanding of this petroleum system.

Blocks 4, 5 and 6 cover a very large area of virtually un-explored terrain. There are numerous and widespread indications of hydrocarbons, and the Licence Area represents a good quality acreage portfolio in a strategic region.

Management of Technical Activities & Licence Administration

Immediately on signing the Petroleum Contract, the Blackstairs Energy-Vangold Resources joint-venture began putting a technical and office infrastructure in place in Yerevan. An experienced expatriate General Manager was appointed, local technical (geological and geophysical) financial and administrative staff recruited, and an office building with excellent communications and exploration technical software was configured. These activities are supervised and supported by the Blackstairs technical team in Dublin Ireland. Considerable advances have already been made in the technical evaluation the Licence Area.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD REPORTS ON UGANDA PROPERTIES

February 28, 2008 - Vancouver, British Columbia - Vangold Resources Ltd. "Vangold" holds 20 Exploration Licences in Uganda through Rwenzori Copper & Nickel Limited, a wholly owned subsidiary. Targeted minerals include gold, nickel – PGM, and copper – cobalt.

Mr. Locke B. Goldsmith, P.Eng., P.Geo., V. P. Exploration, presently in Uganda, has provided the following report:

Vangold's history of exploration in Uganda dates from 1994. The Kafunjo, Kilembe, and Fort Portal projects were developed in the following years. Active exploration resumed in 2007, with programs planned and in progress in 2008 on all licences.

Releases in January 2008 of airborne magnetic and radiometric geophysical surveys covering two areas (Blocks 1 & 6) have been purchased and are being interpreted by a geophysicist. As additional Blocks are released the data will be acquired.

Programs are now being organized in Kampala. Letters of introduction to regional authorities have been provided from the Geological Survey. Field examinations will begin in March. A new 4x4 Toyota Land Cruiser has been purchased and other field supplies are on hand.

Kafunjo Licences

Three adjacent licences are located in southwest Uganda near the triple junction of Tanzania, Rwanda, and Uganda. A strong 7 km long coincident pairing of magnetic and gravity anomalies occurs on a trend which arcs from the ultramafic-hosted nickel-PGM deposits at Kabanga and Kagera in Tanzania.

Previous exploration by Vangold (1994-1995) included a drill test to depths of approximately 350m. Reinterpretation of the geophysics and drill core suggests that the upper part of the causative body is 600-800m below surface. Study of pyrrhotite-silica veinlets determined that they are of hydrothermal origin. Sulphur isotopes are similar to those from the massive copper – silver deposits at Mt. Isa, Australia.

Possible deposit models include nickel – PGM in ultrasmafics, massive to disseminated copper sulphides, and IOCG (Iron oxide - copper – gold) of the Olympic Dam, Australia type.

Work now commenced includes a gravity survey over the centre of the anomaly. A proposal for the survey has been submitted to the geophysical section of the Petroleum Department of the Uganda Geological Survey, for completion in mid-March. Diamond drilling to depths of 1000m or more is planned. A suitable drill is being sought; one or more may be available by April.

Kilembe Licences

Five contiguous licences extend southwesterly from the formerly productive Kilembe Mines Ltd. (Falconbridge) copper – cobalt mine which operated from 1956 – 1972. The area covered by the Vangold licences includes the favorably mineralized horizon. Exploration by Kilembe Mines in the 1956 – 1961 period identified several copper – cobalt occurrences on which a few confirmatory holes were drilled. At the time, mining centered on the eastern deposits and the southwestern deposits were regarded as future developments.

Exploration this year will begin with GPS relocation of the occurrences, geological mapping and sampling, and possibly drilling.

West Nile Licences

Nine licences are positioned adjacent to the DRC – Uganda border. The rocks to be investigated are Proterozoic metavolcanics and amphibolites which may host gold deposits. Occurrences of placer gold are known; no bedrock sources of gold have been found. These strata trend southwesterly into DRC where important gold deposits are under development.

Initial examinations will include prospecting and sampling. Detailed programs will be planned as may be warranted.

Fort Portal Licence

One licence northeast of Fort Portal is held to cover a copper – cobalt and a gold occurrence, both located on a segment of the productive Kilembe series of rocks. Exploration by Vangold (1996 – 1998) relocated a geochemical and electromagnetic anomaly which had been identified and drilled by Kilembe Mines. One drill hole by Anglovaal (option from Vangold) in 1998 was sited incorrectly and did not intersect the zone. Placer gold has been recovered by artisan miners from the southern part of the licence; a bedrock source has not been located.

Work will include reestablishing the location of the copper – cobalt mineralization and positioning of drill stations. Prospecting of the gold occurrence will begin.

Kamwenge Licence

One licence is held in an area of gold occurrences southeast of Fort Portal. Vangold has done no work on this prospect. Reconnaissance prospecting will determine the nature of additional work.

Buguri Licence

One licence in eastern Uganda is underlain by Archean Nyanza metavolcanics, a belt of rocks which hosts the mines of the Lake Victoria goldfields of Tanzania and Kenya. Historic work on the permit and vicinity by BGRM includes stream sediment, soil, pan concentrate, and outcrop sampling. Laterite / saprolite cover is extensive. Results indicate that targets for gold mineralization are present. No drilling was done.

The area is within Block 1 of the recent magnetic and radiometric survey, data from which Vangold has purchased and is now interpreting.

The program will first synthesize the new geophysical information with the regional geology. Thereafter field examination will begin to determine detailed exploration. Auger sampling to bedrock and ground geophysics may be considered, prior to drilling.

Program Supervision

The qualified person on site is Locke B. Goldsmith, P.Eng., P.Geo., V. P. Exploration, Vangold Resources Ltd., who has been in charge of the company's Uganda programs since 1994. He will conduct the field examinations, planning, and supervision, assisted by Uganda geologist, David Kyagulanyi.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD REPORTS THAT INTERNATIONAL BERYLLIUM CORPORATION SIGNS DEFINITIVE AGREEMENT TO ACQUIRE 100% OF ROYERSFORD, PENNSYLVANIA BASED FREEDOM ALLOYS, INC.

VANCOUVER, B.C., March 5, 2008, Vangold Resources Ltd. (TSXV:VAN) ("Vangold") – Anthony G. Dutton, Chief Executive Officer and director of International Beryllium Corporation ("IB") and Dal Brynelsen, President and CEO of Vangold, are pleased to announce that, further to IB's news release dated January 9, 2008, regarding a proposed acquisition of a North American beryllium manufacturing company, IBC and its wholly owned subsidiary, IBC US Holdings, Inc. ("IBC US"), have signed a definitive agreement (the "Agreement") to acquire, through IBC US, all of the issued and outstanding shares (the "Freedom Shares") of Freedom Alloys, Inc. ("Freedom"), a manufacturer and supplier of beryllium, beryllium copper and beryllium containing alloy products. The proposed acquisition is an arm's length transaction. Vangold holds 25,609,756 common shares of IB.

The aggregate purchase price for the Freedom Shares is US$10,000,000 (the "Purchase Price") based on a price of $120.85 per Freedom Share. The Purchase Price is payable at the election of each Freedom shareholder in cash or cash and common shares of IBC ("IBC Shares") provided that IBC shall not be obligated to issue more than 25% of the Purchase Price ($2,500,000) in IBC Shares (up to 4,385,965 IBC Shares) at a deemed price of US$0.57 per share. The Company has paid to the vendors a non-refundable deposit in the amount of US$1,000,000. Pursuant to the policies of the TSX Venture Exchange (the "TSXV"), the IBC Shares issuable in exchange for Freedom Shares will be subject to a hold period of four months and one day from the date on which they are issued. Completion of the acquisition is subject certain conditions including the approval of Freedom's shareholders and the approval of the TSXV. Freedom's management has agreed to vote their Freedom Shares in favour of the acquisition. On completion of the acquisition IBC US will hold all of the issued and outstanding shares of Freedom. No finder's fee is payable in connection with the acquisition.

Freedom, based in Royersford, Pennsylvania, was founded in 1994 by its current management team who had previous senior management and technical experience in the beryllium casting and marketing industry at Brush Engineered Metals and NGK USA. Freedom's core expertise is melting and casting beryllium copper and other beryllium containing alloys and serving the end user market. Freedom is a primary producer-supplier of beryllium copper casting and master alloy ingot products in North America and markets around the world. Freedom also manufactures the beryllium nickel and beryllium aluminum families of alloy products.

Freedom is profitable and experienced strong revenue growth in the last 12 months, with unaudited sales increasing by over 30% in the year ended December 31, 2007. Freedom's facility has three furnaces that have been adapted to the specialized requirements of beryllium alloy manufacturing. Freedom has strong technical and manufacturing engineering resources in the highly specialized beryllium and beryllium containing alloy industry. This expertise allowed Freedom to develop and integrate proprietary direct chill VLT (Very Low Turbulence) semi-continuous casting technology into

a highly autonomous billet manufacturing cell. This effort has resulted in a world class capability to manufacture large 21-inch diameter beryllium copper input billets weighing up to two tonnes. These large scale as-cast billets exhibit consistently fine grained, uniform micro-structures coupled with high purity, low carbide chemical compositions.

Freedom Alloys, Inc. offers its customers a full range of manufacturing and support services including casting and master alloy products, cast and forged billet products, semi-continuous cast input billets and wrought products. Freedom manufactures its beryllium alloys utilizing either pure metallic beryllium or certified beryllium copper master alloy. Because of top quality input materials and proprietary melt practices, ingot and billet products from Freedom are among the cleanest and highest quality in the industry.

"International Beryllium Corporation is very pleased to be entering into this transaction with Freedom and looks forward to working closely with its founding management team and employees as we continue to develop and execute our corporate strategy", said Anthony Dutton, President and CEO of IBC. "We expect that Freedom's deep technical experience and market knowledge will be invaluable as we pursue additional downstream acquisition opportunities and expand our manufacturing and marketing footprint in both North American and international markets. Mike Fisher and his team", continued Dutton, "are acknowledged market leaders and we are looking forward to a successful integration as we work together to grow market share and shareholder value for IBC."

"This in an important and strategic combination for both IBC and Freedom," stated Michael Fisher, CEO and a founder of Freedom. "From our initial meeting we were impressed with IBC's focus, strategic direction and clear understanding of the excellent and growing opportunities in the beryllium and beryllium alloys sector. It was evident early on," continued Fisher, "that joining forces with IBC would be beneficial to our company, our employees and our shareholders and we look forward to offering our market and technical experience to help IBC grow into a strong and vertically integrated international beryllium company."

This news release was prepared by management of IBC, which takes full responsibility for its contents. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of this news release. There can be no assurance that the proposed acquisition will be completed as described, or at all.

About International Beryllium Corporation

International Beryllium Corporation is a global exploration and development company focused on beryllium, beryllium oxides and beryllium master alloys. Beryllium and related alloys are used in a broad range of specialized industrial applications such as nuclear power, defence, electronics and automotive. International Beryllium's common shares are traded on the TSX Venture Exchange under the symbol IB.

The objective of International Beryllium Corporation is to become a premier vertically integrated global beryllium and beryllium alloys processing and distribution company serving the major beryllium using industries.

Legal Notice Regarding Forward Looking Statements

This news release contains "forward-looking statements," as that term is defined in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Statements in this news release which are not purely historical are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Such forward-looking statements include, among others, the expectations and/or claims, as applicable, that: (i) IBC and Freedom will grow into a strong vertically integrated international beryllium company (ii) IBC is looking forward to a successful integration and growth in market share and shareholder value for IBC; and (iii) IBC plans to pursue of additional downstream acquisition opportunities and expand its manufacturing and marketing footprint in both North American and international markets.

Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others: (i) the risk that IBC does not execute its business plan; (ii) the inability of IBC to keep pace with market requirements; (iii) the Company's inability to maintain key relationships with suppliers and customers; (iv) the Company not being able to retain key employees; (v) competitors providing better or cheaper products; (vi) markets for the Company's products not developing as expected; (vii) the Company's inability to finance its operations or growth; (viii) inability to obtain all necessary government and regulatory approvals; and (ix) the inability to effectively market the Company's products, including the establishment of viable relationships with third parties; (x) fluctuating beryllium prices may negatively impact IBC's business plans and strategies. These forward-looking statements are made as of the date of this news release and the Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements. Although the Company believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance those beliefs, plans, expectations, or intentions will prove to be accurate.

To find out more about Vangold Resources Ltd. please visit our website or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca or visit our website at www.vangold.ca .

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD GRANTS STOCK OPTIONS

March 13, 2008 - Vancouver, BC - Vangold Resources Ltd. ("Vangold") announces that pursuant to the Company's 2007 Amended Stock Option Plan as approved by the shareholders at the 2007 Annual General Meeting, the Board has approved the issuance of 4,250,000 incentive stock options to directors, officers and consultants of Vangold. The options to the directors and officers are exercisable for five years at a price of $0.50 and the options to the consultants, also at a price of $0.50, are exercisable for a period of three years. In keeping with the policies of the TSX Venture Exchange and the Stock Option Plan, these options shall vest equally over a period of 18 months.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.


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News Re

4/7/2008 2:44:19 PM ET

Vangold Reports -- Int'l Beryllium to Present at Edgewater Conference in Denver

Vangold Resources Ltd. (TSX-V: VAN) ("Vangold") reports that International Beryllium Corporatioı IB) ("IBC" or the "Company"), an emerging vertically integrated global beryllium company focused element of the mine to market value chain, has issued a news release today to inform shareholdeı have been invited to present at the upcoming Edgewater Spring 2008 Small Cap/Micro Cap Confe Denver on April 8, 2008. Vangold holds 25,609,756 common shares of IBC.

"We welcome the opportunity to present at such an excellent small cap conference," said Anthony President and CEO of IBC. "This conference affords us the ability to acquaint the brokerage and ir investor community with IBC, our progress to date and our future potential."

About Edgewater Spring 2008 Small Cap/Micro Cap Conference

The Edgewater Conference places high quality companies in front of influential micro cap professi including institutions and retail brokers from both large and small firms. The Edgewater Conferenc held at the Grand Hyatt Hotel in Denver.

EdgeWater Research Partners, LLC is an independent micro cap equities research company repr research of David Lavigne. EdgeWater follows a number of undiscovered small and micro cap sto both individual research and its monthly publication, The EdgeWater Micro Monthly. For more info Edgewater Research, visit www.edgewaterresearch.com.

About International Beryllium Corporation

International Beryllium Corporation is a global exploration and development company focused on I beryllium oxides and beryllium master alloys. Beryllium and related alloys are used in a broad ranç specialized industrial applications such as nuclear power, defense, electronics and automotive. Int Beryllium's common shares are traded on the TSX Venture Exchange under the symbol IB.

This news release was prepared by management of IBC, which takes full responsibility for its cont TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of tl

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or cor Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy accuracy of the content of this news release.

Distributed by Filing Services Canada and retransmitted by Marketwire

Vangold Resources Ltd. P.O. Box 11622, 1730 - 650 West Georgia Street, Vancouver, BC, V6B 4
604-684-1974 Fax: 604-685-5970 www.vangold.ca

SOURCE: Vangold Resources Ltd.

http://www.vangold.ca

News Release Index

VANGOLD

VANGOLD RESOURCES LTD. **TSX-V:VAN**

NEWS RELEASE

VANGOLD TO ATTEND EDGEWATER CONFERENCE

April 7, 2008 – Vangold Resources Ltd. ("Vangold") has been asked to attend the **Edgewater Spring 2008 Small Cap/Micro Cap Conference.** The Edgewater Conference places high quality companies in front of influential micro cap professionals, including institutions and retail brokers from both large and small firms. The Edgewater Conference will be held at the Grand Hyatt Hotel in Denver.

EdgeWater Research Partners, LLC is an independent micro cap equities research company representing the research of David Lavigne. EdgeWater follows a number of undiscovered small and micro cap stocks through both individual research and its monthly publication, The EdgeWater Micro Monthly. For more information on Edgewater Research, visit www.edgewaterresearch.com.

International Beryllium Corporation (TSX-V:IB) ("IBC"), of which Vangold owns holds 25,609,756 common shares, will also make a presentation at the conference.

To find out more about Vangold Resources Ltd. please visit our website at www.vangold.ca or contact Dal Brynelsen at 604-684-1974 or by email brynelsen@vangold.ca.

On Behalf of the Board of

VANGOLD RESOURCES LTD.

"Dal Brynelsen"

Dal Brynelsen, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility
for the adequacy or accuracy of the content of this news release.

P.O. Box 11622, 1730 – 650 West Georgia Street, Vancouver, BC, V6B 4N9
Phone: 604-684-1974 Fax: 604-685-5970 www.vangold.ca

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